
06010405

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tenaga Nasional Berhad

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JAN 24 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3677 FISCAL YEAR 8-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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8-21-05



'05
annual report

Realising your FUTURE


TENAGA
NASIONAL BERHAD
(200866-W)


TENAGA
NASIONAL BERHAD

Realising your FUTURE
Fulfilling Aspirations

Cover Rationale

The vision of a brighter future in a supportive and enhanced environment is now a reality.

As expressed through the visual imagery of a child blowing dandelion petals into the wind to spread itself across the plains. We, at Tenaga Nasional are also spreading ourselves across your world and beyond.

The theme for year 2005 "Realising Your Future" embodies our dedication and commitment in making a difference in the lives of everyone, from the moment of birth to the achievement of self actualisation.

The elements of electricity featured in the separators are key in the life cycle whilst it also defines our role as a catalyst towards the nation's development and progress. It is our realisation towards making a difference and fulfilling the aspirations of everyone from all walks of life.




A Heritage of Knowledge

corporate PROFILE

Tenaga Nasional Berhad (TNB) Group is the largest electricity utility company in Malaysia with assets worth more than RM60 billion serving over six million customers throughout Peninsular Malaysia and Sabah.

TNB's core activities are in the generation, transmission, and distribution of electricity. To-date, TNB remains a major player in electricity generation which forms a significant part of the Group's diversified range of business activities. The TNB Group has the largest generation capacity of about 11,500 MW.

Currently, the TNB Group has a complete power system, including the National Grid, Customer Service Centres, Call Management Centres, and administration offices throughout Peninsular Malaysia and Sabah.

TNB, through its subsidiaries, is also involved in the manufacturing of transformers, high voltage switchgears and cables; the provider of professional consultancy services, architectural, civil and electrical engineering works and services, repair and maintenance services and fuel; undertakes research and development, property development, and project management services. TNB also offers higher education through its university – Universiti Tenaga Nasional.

our Vision

To be among the **leading corporations** in **energy** and related businesses glob...


& Strength






our Mission

We are Committed to Excellence in our **Products** and Services







contents

	2005	2004	2003	2002	2001
GROUP					
FINANCE (RM' million)					
Total Revenue	**18,977.5**	17,712.1	16,457.8	15,375.1	14,362.6
Profit Before Tax#	**1,818.9**	1,482.7	1,648.5	1,513.5	2,193.0
Property, Plant and Equipment	**54,721.0**	53,443.7	51,768.4	50,710.7	48,270.3
GENERATION					
Group Installed Capacity (MW)	**11,497.8**	11,137.5	10,854.5	9,383.2	9,148.2
SALES OF ELECTRICITY					
Total Units Sold (GWh)	**78,933.4**	72,921.4	68,254.3	63,533.6	59,417.4
Sales Revenue (RM' million)	**18,326.4**	17,219.4	15,973.9	14,932.5	13,951.8
CUSTOMERS					
Total Number of Customers	**6,582,374**	6,323,719	6,069,561	5,789,181	5,522,325
EMPLOYEES (GROUP)					
Total Number of Employees	**27,727**	26,989	27,238	25,686	25,125
SHAREHOLDERS					
Total Number of Bumiputera Shareholders	**5,971**	6,526	6,778	7,118	7,631
Total Number of Non-Bumiputera Shareholders	**14,935**	15,726	16,471	16,669	17,277
Total Number of Institutional Shareholders	**577**	497	612	580	553
Total Number of Foreign Shareholders	**1,379**	715	702	883	1,325
Total Number of Government Agency Shareholders	**35**	42	43	54	50
Total Number of Nominee Company Shareholders	**6,080**	4,717	2,499	2,684	2,851
DIVIDENDS (GROSS)	**16.2 sen**	18.2 sen	12.0 sen	10.2 sen	10.0 sen
FINANCIAL RATIOS#					
Debt-Equity (Net of Cash) Ratio	**1.69**	1.94	2.11	1.98	1.66
Earnings Per Share (sen)	**40.1**	26.1	34.1	30.7	67.8
Net Tangible Assets Per Share (sen)	**490**	460	449	455	531

The financials for 2001-2002 have not been adjusted for the provisions of MASB 29-Employee Benefits.

NOTICE IS HEREBY GIVEN THAT the Fifteenth Annual General Meeting of Tenaga Nasional Berhad will be held on Thursday, 15 December 2005, at 10.00 a.m. at Dewan Serbaguna, Kompleks Sukan TNB, Jalan Pantai Baru, 59200 Kuala Lumpur to transact the following businesses:

AS ORDINARY BUSINESSES:-

1. To lay before the meeting the Audited Financial Statements together with the reports of the Directors and Auditors thereon for the Financial Year ended 31 August 2005.
   Ordinary Resolution 1

2. To approve the declaration of a final dividend of 12 sen gross per ordinary share less income tax 28% for the Financial Year ended 31 August 2005.
   Ordinary Resolution 2

3. To approve the Directors' fees for the Financial Year ended 31 August 2005.
   Ordinary Resolution 3

4. To re-elect as Directors, the following Directors who retire in accordance with Article 135 of the Company's Articles of Association and being eligible, offer themselves for re-election:-.
   (i) Dato' Lau Yin Pin @ Lau Yen Beng;
   Ordinary Resolution 4
   (ii) Dato' Zainal Abidin bin Putih;
   Ordinary Resolution 5
   (iii) Tan Sri Dato' Hari Narayanan a/l Govindasamy.
   Ordinary Resolution 6

5. To re-appoint Messrs PricewaterhouseCoopers, having consented to act, as Auditors of the Company, to hold office until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration.
   Ordinary Resolution 7

AS SPECIAL BUSINESSES:-

6. To consider and if thought fit, to pass the following Ordinary Resolutions on issuance of ordinary shares, with or without any modification, as Ordinary Resolutions of the Company:-

   i. Specific Authority For The Directors To Issue Shares Pursuant To The Employees' Share Option Scheme II
   Ordinary Resolution 8

   "THAT pursuant to the Tenaga Nasional Berhad Employees' Share Option Scheme II ("ESOS II") as approved at the Extraordinary General Meeting of the Company held on 29 May 2003, approval be and is hereby given to the Directors to issue ordinary shares in the Company at any time and in accordance with the terms and conditions of the said scheme."

ii. General Authority For The Directors To Issue Shares Pursuant To Section 132D, Companies Act, 1965
Ordinary Resolution 9

"THAT pursuant to Section 132D of the Companies Act, 1965, full authority is hereby given to the Directors to issue ordinary shares in the capital of the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed ten per cent (10%) of the issued share capital of the Company for the time being, subject to the provision of the Companies Act, 1965, Articles of Association of the Company and approval from Bursa Malaysia Securities Berhad and all the relevant regulatory bodies, where such approval is necessary."

7. To consider and if thought fit, to pass the following Special Resolution:-

Proposed Amendments To The Articles Of Association Of The Company
Special Resolution 1

(a) "THAT the existing interpretation of "Central Depository" – Malaysian Central Depository Sdn. Bhd. in Article 1 of the Company's Articles of Association be deleted in its entirety and be substituted with "Depository" - Bursa Malaysia Depository Sdn. Bhd.

THAT all references to "Central Depository" throughout the Articles of Association be changed to "Depository"."

(b) "THAT the existing interpretation of "KLSE" – Kuala Lumpur Stock Exchange in Article 1 of the Company's Articles of Association be deleted in its entirely and be substituted with "Bursa Securities" – Bursa Malaysia Securities Berhad.

THAT all references to "KLSE" throughout the Articles of Association be changed to "Bursa Securities"."

(c) "THAT the existing interpretation of "Listing Requirements" – Listing Requirements of KLSE including any amendments to the Listing Requirements that may be made from time to time in Article 1 of the Company's Articles of Association be deleted in its entirely and be substituted with The Listing Requirements of Bursa Securities including any amendment thereto that may be made and such practice notes or circulars as may be issued by Bursa Securities from time to time."

(d) "THAT the existing interpretation of "Member" – Any person/persons for the time being holding shares in the Company and whose names appear in the Register of Members (except Malaysian Depository Nominees Sdn. Bhd.), and subject to the provisions of the Foreign Ownership Regulations, depositors whose names appear on the Record of Depositors in Article 1 of the Company's Articles of Association be deleted in its entirely and be substituted with "Member" – Any person/persons for the time being holding shares in the Company and whose names appear in the Register of Members (except Bursa Malaysia Depository Nominees Sdn. Bhd. (fomerly known as Malaysian Central Depository Nominees Sdn. Bhd.), including, subject to the provisions of Foreign Ownership Regulations, depositors whose names appear on the Record of Depositors."

8. To transact any other business of which due notice shall have been given in accordance with the Companies Act, 1965.

NOTICE OF BOOK CLOSURE AND DIVIDEND PAYMENT

NOTICE IS HEREBY GIVEN THAT the Register of Members of the Company will be closed from 17 December 2005 to 20 December 2005 (both dates inclusive) for the purpose of determining shareholders' entitlement to the dividend. The dividend, if approved by Members at the Fifteenth Annual General Meeting, will be paid on 10 January 2006.

A Depositor with the Bursa Malaysia Depository Sdn. Bhd. shall qualify for entitlement to the dividend only in respect of:

a. Shares deposited into the Depositor's securities account before 12.30 pm on 14 December 2005 in respect of shares which are exempted from mandatory deposit;

b. Shares transferred into the Depositor's securities account before 4.00 pm on 16 December 2005 in respect of ordinary transfers; and

c. Shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

BY ORDER OF THE BOARD,

NOR ZAKIAH BINTI ABDUL GHANI
(LS 0008795)
Company Secretary

Kuala Lumpur
23 November 2005

EXPLANATORY NOTES ON SPECIAL BUSINESSES

(i). Ordinary Resolution 8 : Power for the Directors to issue Shares pursuant to the Employees' Share Option Scheme
The proposed Ordinary Resolution, if passed, is to empower the Directors to issue shares in the Company pursuant to the terms and conditions of the Employees' Share Option Scheme II, which was approved at the Extraordinary General Meeting of the Company held on 29 May 2003.

(ii). Ordinary Resolution 9 : Power to issue shares pursuant to Section 132D, Companies Act, 1965
The proposed Ordinary Resolution, if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting. This authority will expire at the next Annual General Meeting of the Company.

(iii). Special Resolution 1 : Proposed adoption of the Special Resolution is to be in line with the demutualisation of Kuala Lumpur Stock Exchange and amendments made to the Listing Requirements of Bursa Malaysia Securities Berhad to reflect a change of name to Bursa Malaysia Securities Berhad.

Notes:-

Registration of Members/Proxies
Registration of Members/Proxies attending the Meeting will be from 8.00 a.m. on the day of the Meeting. Members/Proxies are required to produce identification documents for registration.

Proxy
Any Member entitled to attend and vote at this Meeting is entitled to appoint another person or persons (whether a Member or not) as his proxy, or by a duly authorised representative for the particular case to attend and vote in his stead. A proxy need not be a Member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his corporation, either under its common seal or under the hand of an officer or attorney duly appointed under a power of attorney. The Form of Proxy must be deposited at the Share Administration, Finance & Administration Section, Company Secretary's Office, Level 1, Generation Building, Registered Office, Tenaga Nasional Berhad Headquarters, 129 Jalan Bangsar, 59200 Kuala Lumpur not less than forty-eight (48) hours before the time fixed for holding the Meeting and any adjournment thereof.

Additional Information on Ordinary Resolutions 4 to 6
Additional Information on the Particulars of the retiring Directors, as required under Appendix 8A of the Bursa Malaysia Listing Requirements are detailed out in the Annual Report.



1. THE DIRECTORS WHO ARE STANDING FOR RE-ELECTION AT THE 15TH ANNUAL GENERAL MEETING OF THE COMPANY

Directors retiring pursuant to Article 135 of the Company's Articles of Association:-

- Dato' Lau Yin Pin @ Lau Yen Beng
- Dato' Zainal Abidin bin Putih
- Tan Sri Dato' Hari Narayanan a/l Govindasamy

Further details of the three (3) Directors seeking re-election are set out in their respective profiles which appear in the Directors' profiles on pages 34 to 39 of this Annual Report.

2. BOARD MEETINGS HELD DURING THE FINANCIAL YEAR ENDED 31 AUGUST 2005

(a) A total of fifteen (15) Board meetings were held in the Financial Year ended 31 August 2005 as follows:-

- 16 September 2004
- 28 September 2004
- 27 October 2004
- 4 November 2004
- 20 December 2004
- 9 January 2005
- 26 January 2005
- 28 February 2005
- 28 March 2005
- 18 April 2005
- 17 May 2005
- 17 June 2005
- 21 July 2005
- 28 July 2005
- 23 August 2005

All the Board Meetings were held at Bilik Kapar, 11th Floor, Tenaga Nasional Berhad Headquarters, 129, Jalan Bangsar, 59200 Kuala Lumpur.

(b) Details of attendance of Directors at the said Board Meetings are featured in the Statement of Corporate Governance set out in page 13.



Tenaga Nasional Berhad (hereinafter referred to as "TNB" or "the Company" or the "TNB Group of Companies" or "the Group") acknowledges that corporate governance is the key strategic issue in the advent of globalisation of capital markets and corporations. The Company continuously pursue its efforts in implementing a corporate governance framework and structure which ensures protection of shareholders' rights as well as recognition of the rights of all other stakeholders ranging from customers, creditors, suppliers, employees, regulators and the community.

TNB adopted an integrated approach to governance aimed at improving organisational effectiveness. In cognisance of integrity at the core of corporate governance and following the National Integrity Plan launched by the Honourable Prime Minister, the Company is developing a comprehensive Group-wide Integrity Programme with specific measures and targets.

The preceding Financial Year saw the implementation of several systems, policies and procedures such as Enterprise Wide Risk Management, Enterprise Human Resource Management System, Enterprise Resource Management System, Performance Management System, International Investment Policy, Group Procurement Policy and Procedures, Specialist Career Path Policy and Succession Planning.

It is a notable progress that in risk management aspect, a strategic risk profile covering risk rating, the associated risk treatment and mitigation plans have been successfully developed. TNB also has put in place an Emergency Response Plan as a mode of action plan in the event of inevitable adversity.

The entrenchment of performance based culture is intensified by an on-line 360 degrees multi-rater competency based performance management system (CBPMS) which emphasize on culture of competence and the importance of working as a team towards achieving Company objectives. The Company has also established a structured succession planning and talent pool development to ensure that the Company is not devoid of a talented human capital in facing a challenging future whilst the Specialist Career Path policy has progressed to the appointment of Specialists in service.

In full appreciation of the spirit and intention underlying the corporate governance principles, business processes and systems in TNB are continuously refined for integrity, transparency, accountability and efficiency in business practices. During the year under review, TNB has embarked on a Process Standardisation and Improvement programme whereby the whole Company has undergone a review on work processes, identification of areas for improvement followed by documentation of all the improved and standardised work processes.

The Board of Directors of TNB is pleased to report to shareholders on the manner the Company has strengthened its application of the principles of corporate governance and adoption of the corporate governance best practices laid down in the Malaysian Code on Corporate Governance (Code). These ensure that the highest standards of corporate governance is practiced throughout the Group along the benchmark of Best Practices in Corporate Governance as set out in Part 2 of the Code and other recognised global standards.



THE BOARD OF DIRECTORS

The Board of Directors of TNB uphold its corporate accountability to shareholders for the performance and conduct of the Company in the best interest of the shareholders. The Board, with its collective responsibility in leading and directing the Company's strategic affairs, play a key role in charting the vision, strategic direction, development and control of the Group. The Board have adopted the six primary responsibilities outlined in the Code and operates within a matrix set of governance as set out below:-

Composition of the Board

The Board of Directors of TNB consists of eight (8) members comprising one (1) Non-Executive Chairman, one (1) Executive Director, six (6) Non-Executive Directors and two (2) Alternate Directors. Collectively, members have sufficient and diverse background in business, financial, legal, technical, management, public administration and policy making, which provide considerable depth of knowledge, expertise and experience to the Board of TNB. A brief profile of each Director is set out on pages 34 to 39 of this Annual Report.

For the year under review, the Board has generally assessed the performance, skills and contribution of its members and the Board is of the view that the overall Board performance is satisfactory. The Board will consider nomination and appointment of a new Independent Non-Executive Director with operational and technical experience to enhance the composition of the Board in relation to the presence of Independent Directors.

Process of Appointment to the Board

The Board Nomination and Remuneration Committee (BNRC) nominates and proposes to the Board suitable candidate for appointment as Director in TNB and its subsidiary companies.

All of the BNRC members are Non-Executive Directors with two (2) Non-Independent Directors and one (1) Independent Director.

The appointment to the Board of TNB is made either by the Special Shareholder pursuant to Article 5(2) of the Company's Memorandum and Articles of Association or by the Board of Directors pursuant to Article 133 of the Company's Memorandum and Articles of Association.

Roles and Responsibilities

As a custodian of corporate governance, the Board provides strategic direction and effective control of the Company with a view to preserve the long term viability of the Company whereby the Board reviews and evaluate the strategic planning process and monitor the implementation of the strategy by the management.

In safeguarding the Group's assets, shareholders' investment and stakeholders' interests, the Board also ensures that the Company is equipped with an effective system of internal control and that there is a satisfactory framework of reporting on internal financial controls and regulatory compliance, as well as effective Enterprise Wide Risk Management system which effectively monitor and manage the principal risks of the business.

Accountability is part and parcel of governance in TNB. The Board is accountable to the shareholders and the Management is accountable to the Board. The Board ensures that the Management acts in the best interests of the Company and its shareholders by working to enhance the Company's performance.

The Board oversees the conduct of the Company's businesses by ensuring that the business is properly managed by a team of management of the highest calibre and the performance of the management is measured by a set of defined key performance indicators. The Board also provides for orderly and timely succession of Management and the development of talent pool.

The separation of powers between the Chairman of the Board and the President/Chief Executive Officer ensures a balance of power and authority thus safeguards against the exercise of unfettered powers in decision-making. The Chairman is responsible for ensuring Board effectiveness as well as represents the Board to the Shareholders.

There is a clear division of responsibility between the Board and the Management. The President/Chief Executive Officer, supported by his team of management through the Group Executive Council, Group Executive Management Committee, Group Management Tender Committee, Energy Supply Committee and Risk Management Committee are responsible for the implementation of Board resolutions, overall responsibilities over the day-to-day operations of the Group's business and operational efficiency.

Operation of the Board

The Board has delegated certain responsibilities to Board Committees which operate within clearly defined written terms of references. There are five (5) Board Committees to assist the Board on which the Committees deliberate the issues on a broad and in-depth basis before making any recommendation to the Board.

A diagram outlining the main Committees involved in the decision making process is set out below:-


BOARD OF DIRECTORS
Board Committees
Management Committees
Board Audit Committee
Board Disciplinary Committee
Board Tender Committee
Board Nomination and Remuneration Committee
Board Finance and Investment Committee
Group Executive Council Committee
Group Executive Management Committee
Group Tender Committee
Energy Supply Committee
Risk Management Committee

The Board Meetings

Board meetings are scheduled in advance and during the Financial Year ended 31 August 2005, fifteen (15) Board meetings were convened to deliberate and consider a variety of significant matters including review on business plan, budget, quarterly financial statements, risk assessment, key performance indicators of the senior management, debt restructuring and other corporate proposals such as divestment exercise, overall performance of the Company and the subsidiary companies as well as other related business matters that require their deliberation and due approval.

The proceedings and resolutions passed at each Board and Board Committees meetings are minuted and kept in the statutory register at the Registered Office of the Company. In the event of a potential conflict of interest situation, the Directors involved will make a declaration to that effect immediately. The Directors concerned will then abstain from any decision-making process in which they are interested.

Attendance Details of Board Members

Directors' commitment, resources and time allocated to the Company are evident from the attendance record which well surpassed the 50% attendance requirement of Bursa Malaysia Securities Berhad as tabulated below:-

Directors	Meeting Attendance
Tan Sri Datuk Amar Leo Moggie (Chairman)	14/15
Dato' Che Khalib bin Mohamad Noh	15/15
Dato' Abdul Rahim bin Mokti	11/11
Dato' Azman bin Mokhtar	10/15
Dato' Lau Yin Pin @ Lau Yen Beng	14/15
Tan Sri Dato' Hari Narayanan a/l Govindasamy	13/15
Dato' Zainal Abidin bin Putih	11/15
Datuk Mohd Zaid bin Ibrahim	13/15
Datuk Zalekha binti Hassan (Alternate Director to Dato' Abdul Rahim bin Mokti)	Not Applicable
Encik Mohammad Zainal bin Shaari (Alternate Director to Dato' Azman bin Mokhtar)	4/5

(Note:- attendance record of Alternate Directors must be read in concurrence with attendance record of their respective Principal Director)

Supply of Information to the Board

The Board and its Committees have full and unrestricted access to all information pertaining to the Group's business and affairs. Prior to each Board and Board Committee meetings, papers on specific subjects are sent to the Directors in advance so that time at Board Meetings can be utilised for focused discussion. Management is responsible to provide the Board with all the relevant quantitative and qualitative information to facilitate an informed decision-making process.

All Directors have the right and duty to make further enquiries where they consider necessary. In most instances, senior management of the Company as well as external advisors are invited to be in attendance at Board meetings to provide insight and to furnish clarification on issues that may be raised by the Board. Directors are also at liberty to take independent advice on any matter connected with the discharge of their responsibilities.

Directors also have full and unrestricted access to the services of the Company Secretary who is responsible for ensuring that the Board complies with any statutory and regulatory requirements pertaining to a Directors' duties and responsibilities, Board meeting procedures and that all applicable rules and regulations.

Board Effectiveness

The present composition, size, modus operandi, strength of relationship with the management and functional Board Committees contribute to an effective Board. Apart from the convening of Board meeting on a frequent basis, deliberation and discussion at a Board meeting is conducted in a comprehensive and in depth manner before arriving at any decision recommended by the Management.

A Board and Management Interactive Session or internally known as Board and Management Break Out Sessions, held twice a year provides the Board with an additional formal platform outside the boardroom, an opportunity to scrutinise the performance, business plan and budget of the Company in greater detail, thus enable the Board to chart the strategic direction for the Company and to provide effective control by linking the business plan to the key performance indicators.

Board Balance and Independence

The requirement of the Code for a Board balance is fulfilled with the Independent Directors forming one third of the Board. The classification for independence is in accordance with paragraph 1.01 (Definition and Interpretations) of the Bursa Malaysia Listing Requirements.

The Independent Non-Executive Directors are independent of Management and free from any business relationship which could materially interfere with the exercise of their independent judgement. The presence of three (3) Independent Directors confer a strong independent element on the Board. The Board has identified and appointed Y. Bhg. Dato' Lau Yin Pin as the Senior Independent Non-Executive Director of the Board to whom any concerns on the Company may be conveyed.

The Board is assured of a balanced and independent view at all Board deliberations largely due to the presence of its non-executive directors who form a majority of the Board.

Re-election

In accordance with Article 133 of the Company's Articles of Association, newly appointed Directors are subject to re-election by shareholders at the first opportunity after their appointment in accordance with Article 133 of the Company's Articles of Association. Retiring Directors may offer themselves for re-election by the shareholders and all Directors are required to retire from office at least once in every three years in accordance with Article 135 of the Company's Articles of Association.

Continuing Board Development

Recognising the ever increasing demands of their role as Directors of a leading Public Listed Company, the Directors of TNB continue to equip themselves with the relevant professional advancement particularly in corporate regulatory development and current developments in the industry.

All Directors have attended the Mandatory Accreditation Programme and majority of the Directors have successfully completed the Continuing Education Programme. Apart from attending various conferences and seminars organised by external organisers, the Board also benefit from an internal Board Development Programme which is conducted in-house. The in-house Board Development Programme is tailored to the specific needs of the Board, covering a wide range of corporate governance aspects such as strategic planning, strategic asset management, advanced risk management, succession planning and talent pool development.

Directors' Remuneration Procedure

The Board Nomination and Remuneration Committee recommends to the Board the framework and the remuneration package for the Executive Director and Senior Management. In determining the framework, the Committee has access to professional advice from both internal and external sources.

The Level and Make-Up of Remuneration

(a) The remuneration package of the Executive Director comprises of a fixed and variable pay which is linked to key performance indicator such as follows:-

(i) Basic Salary
The basic salary (inclusive of statutory employer contributions to the Employee Provident Fund) for the Executive Director is recommended by the Board Nomination and Remuneration Committee, taking into account the individual performance and information from independent sources on the rates of salary for similar position in a selected group of comparable companies.

(ii) Reward Scheme
The Group operates a bonus scheme for all employees. The criteria for the scheme is the level of financial performance of the Group together with an assessment of each individual's performance and competencies. Contractual bonus based on performance is payable to the Executive Director.

(b) The remuneration package of Non-Executive Directors comprises of the following elements:-

(i) Fees
Fees payable to Directors are tabled to the shareholders of the Company for approval.

(ii) Benefits-in-kind
Other benefits in the form of coverage on electricity bills and reimbursements are made available as appropriate.

Disclosure on Directors' Remuneration

The details on the aggregate remuneration of Directors for the Financial Year ended 31 August 2005 are as follows:-

	Executive Director (RM)	Non-Executive Directors (RM)	Total (RM)
Directors' Fees	–	361,100.00	361,100.00
Meetings Allowance	–	159,700.00	159,700.00
Salaries, Bonus & Allowances	600,000.00	–	600,000.00
Employees Provident Fund Contribution	78,360.00	–	78,360.00
Benefits-in-kind	9,900.00	78,901.40	88,801.40
Total	**688,260.00**	**599,701.40**	**1,287,961.40**

The number of Directors whose total remuneration falls within the following bands during the Financial Year ended 31 August 2005, which complies with the disclosure requirements under the Listing Requirements of Bursa Malaysia is as follows:-

Directors' Remuneration	Executive Director	Non-Executive Directors	Total
0 – RM50,000	–	5	5
RM50,001 – RM100,000	–	5	5
RM100,001 – RM150,000	–	–	–
RM200,001 – RM250,000	–	1	1
RM300,001 – RM350,000	–	–	–
RM600,001 – RM650,000	1	–	1
TOTAL	**1**	**11**	**12**

SHAREHOLDERS

TNB continues to pursue its on-going commitment to maintain the highest standards of corporate governance practices throughout the Group with full appreciation of its impact on long term corporate performance and optimal shareholder value.

Relationship between the Company and Investors

The Company values its relationship with the investors which is based on the premise that the Company must, at all times, serve the legitimate interest of all investors with utmost accountability, transparency and integrity. In doing so, the Investor Relations and Management Reporting Unit (IRMRU), a dedicated unit under the Group Finance Division is tasked with the responsibility to respond to all queries raised by shareholders and investors.

As part of the annual programme, IRMRU sets a schedule to meet both local and international investors (both equity and fixed income) on a monthly basis and upon request. IRMRU also organises quarterly briefings and teleconference sessions with fund managers and analysts to announce the Company's financial results after each quarter's announcements of financial results to the Bursa Malaysia to address all the pertinent questions regarding the Company's performances, corporate governance practices and other matters affecting shareholders' interest. For the benefit of the investing public, summaries of the financial quarterly results are also published in daily newspapers.

During the year under review, TNB conducted two (2) non-deal roadshows to Singapore and Hong Kong and one (1) roadshow to London. IRMRU also attended and participated in five (5) investor conferences and forums in London, Singapore, Hong Kong and Kuala Lumpur. IRMRU held and attended one hundred and sixty (160) meetings with both local and foreign investors and analysts as part of its effort to maintain good rapport and relationship with investors and research analysts.

Shareholders also have access to information about TNB and its subsidiaries through the website at www.tnb.com.my. The website maintained by the TNB website Management and Co-Ordination Work Group features an information which is up-to-date and meeting the disclosure expectations of the shareholders and stakeholders at large.

Constructive Use of the Annual General Meeting

The turnout of shareholders at General Meetings of TNB has always been high. A total of 2,236 shareholders attended the Fourteenth Annual General Meeting held on 23 December 2004.

At the Annual General Meeting, shareholders exercise their voting rights and the meeting is convened in strict compliance with the laws and procedures of a General Meeting. Separate resolutions are proposed for separate motions and the Chairman declares the outcome of each resolution after proposal and secondment are done by the shareholders. Each item of ordinary and special business in the notice of the General Meeting would be accompanied by a full explanation of the effects of any proposed resolution.

TNB also encourages constructive dialogue between the Board and the shareholders, whereby shareholders are given the opportunity to put forward their questions on the proposed resolutions and the Group's operations.

As a matter of providing all stakeholders with the latest update on the Company, a press conference is held immediately after the General Meeting where the Chairman and the President/Chief Executive Officer will address all the issues raised by members of the press and analysts.

Continuing Disclosure of Material Information

TNB firmly observes the continuing disclosure obligations imposed upon a listed issuer by Bursa Malaysia. The Company has in place Corporate Disclosure Policy and Procedures since 1994 which provides for adoption of Best Practices in Corporate Disclosure laid down by Bursa Malaysia in July 2004. As required under the said Best Practice, the Company Secretary is identified as "Corporate Disclosure Manager" within the context of the aforementioned Best Practices.

Timely and accurate disclosure is made on all the material information and throughout the Financial Year under review, the material information and the material development thereof on acquisition, divestment, issuance of notes, proposed financing facility, conversion of bonds, related party transaction, employee share option scheme, notice of book closure, change in boardroom and submission of a bid are among the material information released to Bursa Malaysia via Bursa Malaysia Link.

Confidentiality of Information

In the conduct of briefings or presentations, the Company takes care to ensure that any information regarded as undisclosed material information about the Company and its operations will not be given to any single shareholder or shareholder group.

ACCOUNTABILITY AND AUDIT

Financial Reporting

The financial statements are prepared in accordance with the requirements of the Companies Act, 1965 and approved accounting standards. In this Annual Report, an assessment is provided in the Directors' Report of the Audited Financial Statements.

The Board Audit Committee scrutinises the financial, statutory compliance aspects of the Audited Financial Statements and Company's policies and procedures prior to full deliberation at the Board level. The Board ensures the integrity of the Company's financial reporting and fully recognised that accountability in financial disclosure form an integral part of good corporate governance practices.

Relationship with the Auditors

Through the Board Audit Committee, the Group has established a transparent and appropriate relationship with the Group's Auditors, both external and internal. The Company's External Auditor, Messrs. PricewaterhouseCoopers, has continued to report to members of the company, their findings which are included as part of the Company's financial reports with respect to each year's audit on the statutory financial statements. From time to time, Auditors highlight matters that require attention to the Audit Committee and Board of Directors. A report by the Board Audit Committee is provided in page 42 and its Terms of Reference is provided on pages 46 to 49.

Internal Control

The Code requires the Board to maintain a sound system of internal controls to safeguard shareholders' investment and the company's assets. TNB adheres to Bursa Malaysia guidelines on the Statement on Internal Control- Guidance for Directors of Public Listed Companies, as a guidance for compliance with these requirements.

The Group's Statement of Internal Controls, pursuant to paragraph 15.27(b) of the Bursa Malaysia Listing Requiremets is set out on page 50.

RESPONSIBILITY STATEMENT IN RESPECT OF THE FINANCIAL YEAR UNDER REVIEW

(Pursuant to paragraph 15.27(a) of the Bursa Malaysia Listing Requirements)

The Board is fully accountable to ensure that the financial statements are prepared in accordance with the Companies Act, 1965 and the applicable approved accounting standards set by Malaysian Accounting Standards Board so as to present a true and fair view, balanced and understandable assessment of the Group's financial position and prospects. In this Annual Report, an assessment is provided in the Directors' Report of the Audited Financial Statements.

The Board Audit Committee reviews the statutory compliance and scrutinises the financial aspects of the Audited Financial Statements prior to full deliberation at the Board level.

ADDITIONAL COMPLIANCE STATEMENT

Apart from providing the shareholders and the stakeholders with an overview of the state of corporate governance in the Company, TNB is also pleased to disclose the following information:

1. **Utilisation of Proceeds Raised from any Corporate Proposal**
   The issuance of 10-year USD350 million bonds in May 2005 was to part finance a Cash Tender Offer for 7.625% Bonds and 7.20% Bonds due 2007. The issuance of the new bonds and the Cash Tender Offer were done via TNB Capital (L) Ltd., a wholly-owned subsidiary of TNB. The Cash Tender Offer was also partly financed by a bridging loan obtained from a syndicate of banks and from TNB's internal funds.

2. **Share Buy-Backs During the Financial Year**
   There was no share buy back exercise carried out by the Company for the Financial Year ended 31 August 2005.

3. **Options, Warrants or Convertible Securities Exercised**
   The status on Options, Warrants or Convertible Securities issued by the Company are as follows:-

   (a) The Company launched the second Employees Share Option Scheme (ESOS II) in July 2003 and as at October 2005, five (5) offers have been made to eligible employees where:-

      (i) under the First Offer, options representing 199,994,000 shares were offered at an option price of RM8.39 (being the 5 day weighted average price from 30 June 2003 to 4 July 2003 net of 10% discount) to 22,815 eligible employees. Options representing a total of 199,347,000 shares were taken up by the grantees and the options exercised until October 2005 represented 111,353,700 shares. Under the First Offer an additional 6,000 shares options were also offered and taken up by 1 eligible employee and until October 2005, 6,000 shares were exercised;

(ii) under the Second Offer, options representing 16,872,000 shares were offered at an option price of RM8.74 (being the 5 day weighted average price from 17 February 2004 to 24 February 2004 net of 10% discount) to 2,927 eligible employees. Options representing a total of 16,838,000 shares were taken up and until October 2005, 8,069,100 shares were exercised;

(iii) under the Third Offer, options representing 14,128,000 share were offered at an option price of RM9.28 (being the 5 day weighted average price from 21 February 2005 to 25 February 2005 net of 10% discount) to 2,209 eligible employees. Options representing a total of 13,192,000 shares were taken up and until October 2005, options representing 1,197,900 shares were exercised;

(iv) under the additional offer, 450,000 shares options were offered at an option price of RM9.69 (being the 5 day weighted average price from 18 January 2005 to 25 January 2005 net of 10% discount) and RM9.75 (being the 5 day weighted average price from 10 June 2005 to 16 June 2005 net 10% discount) to 2 eligible employees. The total shares of 450,000 were taken up and until October 2005, the grantees have yet to exercise their shares.

(b) The Company has not issued any warrants for the Financial Year ended 31 August 2005.

(c) In May 2003, TNB issued RM200.0 million nominal value Convertible Redeemable Income Securities (CRIS) at an issue price of RM1.00 per unit. The CRIS are convertible into ordinary shares at a conversion price of RM11.47, subject to certain adjustments at any time commencing from 9 June 2004 and ending on 9 April 2009. The said CRIS will mature on 8 May 2009.

4. American Depository Receipts (ADR)

In January 1994, TNB launched its Level 1 ADR in New York, United States of America. Each ADR carries an equivalent of four underlying TNB ordinary shares. The only custodian bank for TNB's ADR programme is Malayan Banking Berhad. The Bank of New York in the US is the depository bank and the ADRs are traded over the counter. As at September 2005, a total of 284,460 ADRs were issued. Therefore, the total number of ordinary shares held through these ADRs is 1,137,840 shares. This represents less than five per cent of the issued and paid-up capital of 3,229,063,330 ordinary shares in TNB as at September 2005.

5. Sanctions/Penalties

There were no sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or Management by the relevant regulatory bodies during the Financial Year ended 31 August 2005.

6. Non-Audit Fees

The amount of non-audit fees paid to the External Auditor and their affiliated companies by the Group for the Financial Year ended 31 August 2005 is as follows:-

External Auditor	Report	Total Paid (RM)
PricewaterhouseCoopers Advisory Services Sdn. Bhd.	Professional Services and Advisory Work on Taxation and Projects in relation to, amongst others, Cameron Highlands-Hydro Electric Scheme, Proposed Small German Leasing Structure, Independent Water and Power Project in Saudi Arabia, Management and Engineering Audit and review of the Directors' Statement on Internal Control	2,424,635.45

7. **Variation in Results**
The Company did not issue any profit forecast for the Financial Year ended 31 August 2005. As such, no commentary is made on variation in results.

8. **Profit Guarantee**
The Company did not issue any profit guarantee for the Financial Year ended 31 August 2005.

9. **Material Contracts**
Save as disclosed below, there is no other contracts which may be material that have been entered into by TNB or its subsidiary in the Financial Year under review, apart from material contracts concerning borrowings as follows:-

(i) A Dealer-Manager Agreement was executed on 7 April 2005 for the Cash Tender Offer of USD328,105,000 aggregate principal amount of the 7.625% 2007 Notes and USD65,900,000 aggregate principal amount of the 7.200% 2007 Notes. Subsequently, on 27 April 2005, a Purchase Agreement was executed by TNB Capital (L) Ltd., fully guaranteed by TNB for the issuance of 10-year 5.250% USD350 million bonds. The dealer managers and the initial purchasers for both transactions were Barclays Bank PLC, acting through its Labuan Branch and CIMB (L) Limited, Credit Suisse First Boston acting through its Labuan Branch.

(ii) On 29 April 2005, TNB executed a Facility Agreement for a Syndicated Bridging Loan of USD65,000,000 from Lenders, which includes UOB Bank Malaysia Berhad, UOB Bank Malaysia Berhad (Labuan Branch) and EON Bank Berhad. This bridging loan was to part finance the abovementioned Cash Tender Offer. On 2 November 2005, TNB has fully settled the Bridging Loan together with accrued interest.

(iii) On 16 September 2005, TNB Coal International Ltd executed a Facility Agreement to secure a USD55,000,000 Term Loan Facility from Mizuho Corporation Bank Ltd, Labuan Branch (Lender). Simultaneously, a Deed of Guarantee by TNB in favour of Lender was executed on the same day.

(iv) On 13 October 2005, TNB secured a USD500,000,000 Multi Currency Revolving Credit Facility (MCRCF) from UOB Bank Malaysia Berhad, the Global Coordinating Lead Manager. MCRCF comprises of three sub-facilities: the Euro Medium-Term Notes Programme (EMTN); the Transferable Revolving Credit Facility (TRCF) and the Ringgit Malaysia Murabahah Medium-Term Notes Programme (MMTN). The Master Programme for MCRCF, the relevant documents under MMTN were entered by TNB, whereas the relevant documents under EMTN were executed by TNB Capital (L) Ltd.

10. **Revaluation Policy**
The revaluation policy of the Company in relation to its landed properties is set out in Note 2(f) of the Notes to the Financial Statements set out on page 166 of this Annual Report.

11. **Recurrent Related Party Transactions of a Revenue Nature**
At the Fourteenth Annual General Meeting of the Company held on 23 December 2004, the shareholders of TNB had approved and ratified all recurrent transactions of a revenue or trading nature, which are necessary for the day-to-day operations of the Group, entered into by the Company and/or its subsidiaries with certain classes of related parties from 23 December 2004 until the forthcoming Annual General Meeting. Such approval will expire at the conclusion of the forthcoming Fifteenth Annual General Meeting thus compelling the Board to propose to seek the shareholders' mandate for the renewal of the same, together with a new mandate on recurrent transactions of a revenue or trading nature with the related parties.

Pursuant to paragraph 4.1.5 of Practice Note 12/2001 of the Listing Requirements, a breakdown of the aggregate value of the Recurrent Transactions together with the type of the Recurrent Transactions, the related parties involved and the nature of their relationship with TNB in each type of the Recurrent Transaction made during the Financial Year are tabulated below:-

ANALYSIS ON THE RECURRENT TRANSACTIONS OF A REVENUE OR TRADING NATURE ENTERED INTO BY TNB GROUP OF COMPANIES WITH THE RELATED PARTIES OF TNB

(1) RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS (RRPT) OF A REVENUE OR TRADING NATURE

Interested Major Shareholders as at November 2004	Persons Connected to Major Shareholders (Related Parties Involved)	Nature of Relationship with the related parties as at November 2004	Nature of Recurrent Transaction	Actual Value (RM) from 24 December 2003 until 31 October 2004 and estimated value from 1 November 2004 until 23 December 2004	Estimated Value (RM) During the Validity of Mandate from 24 December 2004 to the next Annual General Meeting to be held on 15 December 2005	Transacting Company in TNB Group
Khazanah Nasional Berhad	YTL Power International Berhad	Khazanah Nasional Berhad being Major Shareholder in TNB has a 3.37% interest in YTL Power International Berhad, making the latter person connected to the Major Shareholder.	Purchase of power	1,137,569,790.36 Comprising of:- a) 945,129,790.36, being actual value from 24 December 2003 until 31 October 2004; and b) 192,440,000.00, being estimated value from 1 November 2004 until 23 December 2004.	1,154,720,000.00	TNB

(2) NEW SHAREHOLDERS' MANDATE FOR RRPT OF A REVENUE OR TRADING NATURE

Interested Major Shareholders as at November 2004	Persons Connected to Major Shareholders (Related Parties Involved)	Nature of Relationship with the related parties as at November 2004	Nature of Recurrent Transaction	Actual Value (RM) from 24 December 2003 until 31 October 2004 and estimated value from 1 November 2004 until 23 December 2004	Estimated Value (RM) During the Validity of Mandate from 24 December 2004 to the next Annual General Meeting to be held on 15 December 2005	Transacting Company in TNB Group
Khazanah Nasional Berhad	Ranhill Power Berhad (formerly known as EPE Power Corporation Berhad)	Khazanah Nasional Berhad being Major Shareholder in TNB has an indirect interest in Ranhill Power Berhad vide its 30.04 % interest in Time DotCom Berhad. Time Engineering and Time DotCom are related companies. The former has a shareholding of 5.46% in Ranhill Power Berhad, making the latter person connected to the Major Shareholder.	Payment on transmission contract-EPC	3,344,500.00	74,374.00	TNB Engineering Corporation Sdn. Bhd.

(2) NEW SHAREHOLDERS' MANDATE FOR RRPT OF A REVENUE OR TRADING NATURE (cont'd.)

Interested Major Shareholders as at November 2004	Persons Connected to Major Shareholders (Related Parties Involved)	Nature of Relationship with the related parties as at November 2004	Nature of Recurrent Transaction	Actual Value (RM) from 24 December 2003 until 31 October 2004 and estimated value from 1 November 2004 until 23 December 2004	Estimated Value (RM) During the Validity of Mandate from 24 December 2004 to the next Annual General Meeting to be held on 15 December 2005	Transacting Company in TNB Group
Khazanah Nasional Berhad	Edaran Otomobil Nasional Berhad	Khazanah Nasional Berhad being Major Shareholder in TNB has 6.24% interest in Edaran Otomobil Nasional Berhad, making the latter person connected to the Major Shareholder.	Purchase and Repair of Vehicles	1,320,554.26 Comprising of:- a) 1,319,554.26, being actual value from 24 December 2003 until 31 October 2004; and b) 1,000.00, being estimated value from 1 November 2004 until 23 December 2004.	1,388.000.00	TNB
Petroliam Nasional Berhad	Petronas Gas Berhad	Petroliam Nasional Berhad being Major Shareholder in TNB has 60.63% interest in Petronas Gas Berhad, making the latter person connected to the Major Shareholder.	Purchase of Gas	965,714,468.41 Comprising of:- a) 828,753,637.44, being actual value from 24 December 2003 until 31 October 2004; and b) 136,960,830.97, being estimated value from 1 November 2004 until 23 December 2004.	1,388.000.00	TNB
Petroliam Nasional Berhad	Petronas Dagangan Bhd.	Petroliam Nasional Berhad being Major Shareholder in TNB has 69.86% interest in Petronas Dagangan Bhd. making the latter person connected to the Major Shareholder.	(i) Purchase of Diesel;	(i) 135,388,427.28 Comprising of:- a) 121,007,239.28, being actual value from 24 December 2003 until 31 October 2004; and b) 14,381,188.00, being estimated value from 1 November 2004 until 23 December 2004.	(i) 84,844,769.00	(i) Sabah Electricity Sdn. Bhd.

(2) NEW SHAREHOLDERS' MANDATE FOR RRPT OF A REVENUE OR TRADING NATURE (cont'd.)

Interested Major Shareholders as at November 2004	Persons Connected to Major Shareholders (Related Parties Involved)	Nature of Relationship with the related parties as at November 2004	Nature of Recurrent Transaction	Actual Value (RM) from 24 December 2003 until 31 October 2004 and estimated value from 1 November 2004 until 23 December 2004	Estimated Value (RM) During the Validity of Mandate from 24 December 2004 to the next Annual General Meeting to be held on 15 December 2005	Transacting Company in TNB Group
			(ii) Petrol and Diesel Fuel Supply;	(ii) 20,386.00 Comprising of:- a) 13,686.00, being actual value from 24 December 2003 until 31 October 2004; and b) 6,700.00, being estimated value from 1 November 2004 until 23 December 2004.	(ii) 20,000.00	(ii) Tenaga Cable Industries Sdn. Bhd.
			(iii) Purchase of Fuel Oil	(iii) 27,798,683.74 Comprising of:- a) 18,998,683.74, being actual value from 24 December 2003 until 31 October 2004; and b) 8,800,000.00, being estimated value from 1 November 2004 until 23 December 2004.	(iii) 15,800,000.00	(iii) TNB Fuel Services Sdn. Bhd.
Petroliam Nasional Berhad	Petronas Carigali Sdn. Bhd.	Petroliam Nasional Berhad being Major Shareholder in TNB which wholly owns Petronas Carigali Sdn. Bhd., making the latter person connected to the Major Shareholder.	Purchase of Gas	40,063,373.40 Comprising of:- a) 32,040,838.40, being actual value from 24 December 2003 until 31 October 2004; and b) 8,022,535.00, being estimated value from 1 November 2004 until 23 December 2004.	47,330,586.00	Sabah Electricity Sdn. Bhd.

(1) NEW SHAREHOLDERS' MANDATE FOR RRPT OF A REVENUE OR TRADING NATURE (cont'd.)

Interested Major Shareholders as at November 2004	Persons Connected to Major Shareholders (Related Parties Involved)	Nature of Relationship with the related parties as at November 2004	Nature of Recurrent Transaction	Actual Value (RM) from 24 December 2003 until 31 October 2004 and estimated value from 1 November 2004 until 23 December 2004	Estimated Value (RM) During the Validity of Mandate from 24 December 2004 to the next Annual General Meeting to be held on 15 December 2005	Transacting Company in TNB Group
Petroliam Nasional Berhad	Malaysia International Shipping Corporation Berhad (now known as MISC Berhad)	Petroliam Nasional Berhad being Major Shareholder in TNB has 62.44% interest in Malaysia International Shipping Corporation Berhad, making the latter person connected to the Major Shareholder.	Payment on Freight Services	57,295,077.07 Comprising of:- a) 35,414,985.63, being actual value from 24 December 2003 until 31 October 2004; and b) 21,880,091.44, being estimated value from 1 November 2004 until 23 December 2004.	61,973,908.92	TNB Fuel Services Sdn. Bhd.
Petroliam Nasional Berhad	MISC Trucking & Warehousing Sdn. Bhd.	Petroliam Nasional Berhad being Major Shareholder in TNB has 62.44% interest in MISC which wholly owns MISC Trucking & Warehousing Sdn. Bhd. making the latter person connected to the Major Shareholder.	Payment on Freight Services	4,759,851.72 Comprising of:- a) 3,932,154.57, being actual value from 24 December 2003 until 31 October 2004; and b) 21,880,091.44, being estimated value from 1 November 2004 until 23 December 2004.	4,736,180.00	TNB
Petroliam Nasional Berhad	Gas District Cooling Sdn. Bhd.	Petroliam Nasional Berhad being Major Shareholder in TNB wholly owns Gas District Cooling Sdn. Bhd., making the latter person connected to the Major Shareholder.	Power Generation	2,365,243.88	6,700,000.00	TNB

(2) NEW SHAREHOLDERS' MANDATE FOR RRPT OF A REVENUE OR TRADING NATURE (cont'd.)

Interested Major Shareholders as at November 2004	Persons Connected to Major Shareholders (Related Parties Involved)	Nature of Relationship with the related parties as at November 2004	Nature of Recurrent Transaction	Actual Value (RM) from 24 December 2003 until 31 October 2004 and estimated value from 1 November 2004 until 23 December 2004	Estimated Value (RM) During the Validity of Mandate from 24 December 2004 to the next Annual General Meeting to be held on 15 December 2005	Transacting Company in TNB Group
Petroliam Nasional Berhad	Polythylene Malaysia Sdn. Bhd.	Petroliam Nasional Berhad being Major Shareholder in TNB has 40% interest in Polythylene Malaysia Sdn. Bhd., making the latter person connected to the Major Shareholder.	Cables installation	1,538,632.00 Comprising of:- a) 1,150,632.00, being actual value from 24 December 2003 until 31 October 2004; and b) 388,000.00, being estimated value from 1 November 2004 until 23 December 2004.	4,800,000.00	Tenaga Cable Industries Sdn. Bhd.
AGGREGATE VALUE OF THE TRANSACTIONS				**2,377,178,988.12**	**2,358,853,664.92**	**TNB Group of Companies**

STATEMENT ON COMPLIANCE WITH THE REQUIREMENT OF BURSA MALAYSIA IN RELATION TO APPLICATION OF PRINCIPLES AND ADOPTION OF BEST PRACTICES LAID DOWN IN THE MALAYSIAN CODE OF CORPORATE GOVERNANCE
(Pursuant to paragraph 15.26 of the Bursa Malaysia Listing Requirements)

The Board is pleased to report to shareholders that the Company has applied the principles of corporate governance in its entirety thus in full compliance with Part 1 of the Code. Further to that, the Board remains committed to attain highest possible standard of corporate governance through continuous adoption of best practices recommended in Part 2 of the Code and other globally recognised best practices.

Signed on behalf of the Board of Directors in accordance with their resolution dated 25 October 2005.

DATO' LAU YIN PIN
Senior Independent Non-Executive Director

Profit Before Tax And Net Profit (Group)#

PROFIT BEFORE TAX


2,500
2,000
1,500
1,000
500
0
2,193.0
1,513.5
1,648.5
1,482.7
1,818.9
01
02
03
04
05

NET PROFIT


2,500
2,000
1,500
1,000
500
0
2,105.0
955.5
1,061.9
813.7
1,280.0
01
02
03
04
05

Profit Before Tax And Net Profit (Company)#

PROFIT BEFORE TAX


2,500
2,000
1,500
1,000
500
0
2,449.8
1,170.5
1,947.3
1,958.6
1,601.4
01
02
03
04
05

NET PROFIT


2,500
2,000
1,500
1,000
500
0
2,468.1
650.9
1,419.2
1,759.8
1,163.6
01
02
03
04
05

Property, Plant and Equipment (Group)

PROPERTY. PLANT AND EQUIPMENT (GROUP)


55,000
44,000
33,000
22,000
11,000
0
48,270.3
50,710.7
51,768.4
53,443.7
54,721.0
01
02
03
04
05

 # The financials for 2001 – 2002 have not been adjusted for the provisions of MASB 29 – Employee Benefits.

Productivity (Group)


UNIT SOLD/EMPLOYEE
3,000
2,400
1,800
1,200
600
0
2,364.9
2,473.5
2,505.8
2,701.9
2,846.8
01
02
03
04
05


NUMBER OF EMPLOYEES
30,000
24,000
18,000
12,000
6,000
0
25,125
25,686
27,238
26,989
27,727
01
02
03
04
05

Daily Load Curve for 5 May 2005


MW
1,4000
1,2000
1,0000
8,000
6,000
4,000
2,000
0
Maximum Demand 12,439 MW at 15.30 hours
HOURS


TENAGA
NASIONAL BERHAD

Associate/Investment Companies

- TEKNOLOGI TENAGA PERLIS CONSORTIUM SDN. BHD. (20%)
- PERUSAHAAN OTOMOBIL ELEKTRIK (MALAYSIA) SDN. BHD. (20%)
- GB3 SDN. BHD. (20%)
- LABUAN REINSURANCE (L) LTD. (10%)
- FEDERAL POWER SDN. BHD. (8.91%)
- BAKUN HYDRO-ELECTRIC CORPORATION SDN. BHD. (6.67%)
- ELECTROSTORM INC. (1.58%)
- MALAYSIAN TECHNOLOGY DEVELOPMENT CORPORATION SDN. BHD.

Trust Foundation

- YAYASAN TENAGA NASIONAL
- RETIREMENT BENEFIT TRUST FUND

Subsidiaries

- TNB ENGINEERING CORP. SDN. BHD. (100%)
- TNB ENGINEERS SDN. BHD. (100%)
- TNB ENERGY SERVICES SDN. BHD. (100%)
- TNB FUEL SERVICES SDN. BHD. (100%)
- TNB JANAMANJUNG SDN. BHD. (100%)
- TNB POWER DAHARKI LTD. (100%)
- TNB PROPERTIES SDN. BHD. (100%)
- TNB REPAIR & MAINTENANCE SDN. BHD. (100%)
- TNB RESEARCH SDN. BHD. (100%)
- UNIVERSITI TENAGA NASIONAL SDN. BHD. (100%)
- TNB CAPITAL (L) LTD. (100%)
- TNB VENTURES SDN. BHD. (100%)
- POWER AND ENERGY INTERNATIONAL (MAURITIUS) LTD. (100%)
- TNB COAL INTERNATIONAL LIMITED (92.5%)
- SABAH ELECTRICITY SDN. BHD. (80%)
- MALAYSIA TRANSFORMER MANUFACTURING SDN. BHD. (73%)
- SEPANG POWER SDN. BHD.* (70%)
- TENAGA SWITCHGEAR SDN. BHD. (60%)
- KAPAR ENERGY VENTURES SDN. BHD. (60%)
- FIBRECOMM NETWORK (M) SDN. BHD. (59%)

DORMANT SUBSIDIARIES:

- TNB DISTRIBUTION SDN. BHD. (100%)
- SUMBER HIDRO MANAGEMENT SDN. BHD. (100%)
- TNB GENERATION SDN. BHD. (100%)
  - TNBG Power Services Sdn. Bhd. (100%)
- TNB HIDRO SDN. BHD. (100%)
- TNB-IT SDN. BHD. (100%)
- TNB KAPAR SDN. BHD. (100%)
- TNB KEKAL SDN. BHD. (100%)
- TNB LOGISTICS SDN. BHD. (100%)
- TNB PAKA SDN. BHD. (100%)
- TNB METERING SERVICES SDN. BHD. (100%)
- TNB RISK MANAGEMENT SDN. BHD. (100%)
- TNB PRAI SDN. BHD. (100%)
- TNB WORKSHOP SERVICES SDN. BHD. (100%)
- TNB TRANSMISSION NETWORK SDN. BHD. (100%)



TNEC CONSTRUCTION SDN. BHD.
(100%)
TNEC OPERATIONS AND MAINTENANCE SDN. BHD.
(100%)
BANGSAR ENERGY SYSTEMS SDN. BHD.
(100%)
TOMEST ENERGY MANAGEMENT SDN. BHD.
(51%)
SELESA ENERGY SYSTEMS SDN. BHD.
(100%)
JANA LANDFILL SDN. BHD.
(100%)
PENDINGINAN MEGAJANA SDN. BHD.
(49%)
TNB LIBERTY POWER LIMITED
(100%)
TNP CONSTRUCTION SDN. BHD.
(100%)
HICOM-TNB PROPERTIES SDN. BHD.
(40%)
INDERA-TNB PROPERTIES SDN. BHD.
(40%)
KM METRO-TNB PROPERTIES SDN. BHD.
(40%)
TNB PROPERTIES-JB CITYTOWERS SDN. BHD.
(40%)
ZEUS-TNB PROPERTIES SDN. BHD.
(40%)
MALAYSIAN SHOAIBA CONSORTIUM SDN. BHD.
P.T. DASA EKA JASATAMA
(99%)
REMACO ENERGY VENTURES LIMITED
(100%)
TRICHY POWER LIMITED
(100%)
TRICHY ENERGY LIMITED
(100%)
TENAGA MICROWAVE TECHNOLOGIES SDN. BHD.
(In the process of liquidation)
TENAGA CABLE INDUSTRIES SDN. BHD.
(76%)
NORTHERN UTILITY RESOURCES SDN. BHD.
(20%)
INDEPENDENT POWER INTERNATIONAL LTD.
(100%)
DYNAMIC ACRES SDN. BHD.
(100%)
LEGEND:
SUBSIDIARY
SUB-SUBSIDIARY
SUBSIDIARY OF SUB-SUBSIDIARY
ASSOCIATE COMPANY OF SUBSIDIARY
ASSOCIATE COMPANY
INVESTMENT COMPANY
INVESTMENT COMPANY OF SUB-SUBSIDIARY
TRUST FOUNDATION
Note:-
(*) In previous financial years, Sepang Power Sdn. Bhd. (SPSB) was treated as an associate company pursuant to the Shares Sale Agreement dated 21 May 2002. The said Agreement has now lapsed and accordingly SPSB has been consolidated as a 70% owned subsidiary company of TNB.


CHIEF INTERNAL AUDITOR
BOARD OF DIRECTORS
BOARD COMMITTEES
COMPANY SECRETARY
President/Chief Executive Officer
Deputy President/
Deputy Chief Executive Officer
Senior Vice President Planning & Asset Development
Senior Vice President Operations
Vice President Generation Division
Vice President Transmission Division
Vice President Distribution Division
Chief Financial Officer Finance Division
Vice President Corporate Services Division
Vice President Human Resource Division
Chief Information Officer Information and Communication Technology Division
Vice President Investments Management Division
CORE BUSINESS
MANAGEMENT SERVICES
NON-CORE BUSINESS
Functional Reporting
Direct Reporting

Electricity Milestones

1600 William Gilbert, an English Scientist, coined the term 'electricity' from the Greek word for amber.

1745 Georg Van Kleist discovered that electricity was controllable.

financial
CALENDAR 2005



FINANCIAL CALENDAR FROM 1 SEPTEMBER 2004 TO 31 AUGUST 2005

RESULTS		
First Quarter ended 30 November 2004	Announced on	26 January 2005
Second Quarter ended 28 February 2005	Announced on	18 April 2005
Third Quarter ended 31 May 2005	Announced on	21 July 2005
Fourth Quarter ended 31 August 2005	Announced on	25 October 2005
DIVIDEND		
Interim	Announced on	18 April 2005
	Entitlement Date	28 June 2005
	Paid On	12 July 2005
Final	Announced on	25 October 2005
	Entitlement Date	16 December 2005
	Payable On	10 January 2006
DISTRIBUTION OF ANNUAL REPORT		**23 November 2005**
FIFTEENTH ANNUAL GENERAL MEETING		**15 December 2005**
CLOSURE OF SHARE REGISTER		**17 December 2005**

1752 Benjamin Franklin demonstrated that lightning was electricity with the invention of lightning rod.

1800 Alessandro Volta, invented the first electric battery to prove that electricity could travel through wires.

BOARD OF DIRECTORS

Tan Sri Datuk Amar Leo Moggie
(Non-Independent Non-Executive Chairman)

Dato' Che Khalib bin Mohamad Noh
(President/Chief Executive Officer)
(Non-Independent Executive Director)

Dato' Abdul Rahim bin Mokti
(Non-Independent Non-Executive Director)
(Appointed w.e.f. 04.11.2004)

Dato' Azman bin Mokhtar
(Non-Independent Non-Executive Director)

Dato' Lau Yin Pin @ Lau Yen Beng
(Senior Independent Non-Executive Director)

Tan Sri Dato' Hari Narayanan a/l Govindasamy
(Independent Non-Executive Director)

Dato' Zainal Abidin bin Putih
(Independent Non-Executive Director)

Datuk Mohd Zaid bin Ibrahim
(Non-Independent Non-Executive Director)

Datuk Zalekha binti Hassan
(Non-Independent Non-Executive Director)
(Alternate Director to Dato' Abdul Rahim bin Mokti)
(Appointed w.e.f. 04.11.2004)

Mohammad Zainal bin Shaari
(Non-Independent Non-Executive Director)
(Alternate Director to Dato' Azman bin Mokhtar)
(Appointed w.e.f. 20.12.2004)

Datin Husniarti binti Tamin
(Non-Independent Non-Executive Director)
(Resigned w.e.f. 31.10.2004)

Dato' Kamariah binti Hussain
(Non-Independent Non-Executive Director)
(Alternate Director to Datin Husniarti binti Tamin)
(Resigned w.e.f. 31.10.2004)

BOARD AUDIT COMMITTEE

Dato' Lau Yin Pin @ Lau Yen Beng
(Chairman of the Committee)

Dato' Azman bin Mokhtar

Tan Sri Dato' Hari Narayanan a/l Govindasamy

Dato' Zainal Abidin bin Putih

BOARD NOMINATION & REMUNERATION COMMITTEE

Tan Sri Datuk Amar Leo Moggie
(Chairman of the Committee)

Dato' Abdul Rahim bin Mokti

Tan Sri Dato' Hari Narayanan a/l Govindasamy

COMPANY SECRETARIES

Nor Zakiah binti Abdul Ghani
(LS 0008795)

Zainal Abidin bin Yunus (LS 0008338)
(Resigned w.e.f 03.01.2005)

SHARE REGISTRAR

Bina Management (M) Sdn. Bhd.
Lot 10, The Highway Centre
Jalan 51/205, 46050 Petaling Jaya
Selangor Darul Ehsan, Malaysia
Telephone : 603-7784 3922
Facsimile : 603-7784 1988

PRINCIPAL BANKERS

Malayan Banking Berhad
Level 1, Tower A, Dataran Maybank
No 1, Jalan Maarof
59000 Kuala Lumpur, Malaysia

Bumiputra-Commerce Bank Berhad
Ground & 1st Floor
No. 21 & 23, Lorong Ara Kiri 1
Lucky Garden, Bangsar
59100 Kuala Lumpur, Malaysia

Bank Islam Malaysia Berhad
Tingkat Bawah, No. CS/3B/G
Block 3B, Plaza Sentral, KL Sentral
50734 Kuala Lumpur, Malaysia

EXTERNAL AUDITOR

Messrs PricewaterhouseCoopers (No. AF : 1146)
11th Floor, Wisma Sime Darby
Jalan Raja Laut
50350 Kuala Lumpur, Malaysia

REGISTERED OFFICE & HEADQUARTERS

Tenaga Nasional Berhad (200866-W)
129, Jalan Bangsar
59200 Kuala Lumpur, Malaysia
Telephone : 603-2296 5566
Facsimile : 603-2283 3686
Website : www.tnb.com.my
E-mail : CoSec@tnb.com.my

STOCK EXCHANGE LISTING

Main Board
Bursa Malaysia Securities Berhad
Malaysia

RATINGS

Baa1	(Moody's)
BBB	(Standard & Poor's)
AA1	(Rating Agency Malaysia)
AA+	(Malaysian Rating Corporation Berhad)

AMERICAN DEPOSITORY RECEIPTS PROGRAMME (ADR)

ADR Level 1



TAN SRI DATUK AMAR LEO MOGGIE
Chairman
Non-Independent Non-Executive Director

Tan Sri Datuk Amar Leo Moggie, 64 years of age and a Malaysian, was appointed as Non-Independent Non-Executive Director of TNB on 12 April 2004. He is the Chairman of the Board Nomination & Remuneration Committee and Board Finance & Investment Committee.

Tan Sri Datuk Amar Leo Moggie holds a Master of Arts in History from University of Otago, New Zealand and a Masters in Business Administration from Pennsylvania State University, USA.

He held several senior ministerial posts at both the federal and state levels prior to his appointment as Chairman of TNB. Tan Sri Datuk Amar Leo Moggie was formerly Minister of Energy, Communications and Multimedia (1998 – 2004), Minister of Works (1989 – 1995), Minister of Energy, Telecommunications and Posts (1978 – 1989) in the Federal Cabinet and Minister of Local Government (1977 – 1978) and Minister of Welfare Services (1976 – 1977) in the State Government of Sarawak.

He began his career as a Civil Servant and held various positions in the Sarawak State Civil Service from 1966 to 1974. He was also a member of Council Negeri Sarawak (1974 – 1978) and a member of Parliament (1974 – 2004). He also sits on the Board of Digi.Com Berhad.

Tan Sri Datuk Amar Leo Moggie attended 14 out of 15 Board Meetings held in the Financial Year.



DATO' CHE KHALIB BIN MOHAMAD NOH
President/Chief Executive Officer
Non-Independent Executive Director

Dato' Che Khalib bin Mohamad Noh, 40 years of age and a Malaysian, was appointed as a Non-Independent Executive Director of TNB on 1 July 2004. He sits on the Board Tender Committee, Board Finance & Investment Committee and Board Disciplinary Committee.

He is a Fellow of the Association of Chartered Certified Accountants (United Kingdom) and a member of the Malaysian Institute of Accountants.

Dato' Che Khalib has held several key positions in the private sector. He started his career with Messrs Ernst & Young and later joined Bumiputra Merchant Bankers Berhad. Between 1992 and 1999, he served in several companies within the Renong Group, including Projek Lebuhraya Utara-Selatan, HBN Management Services Sdn. Bhd., Renong Overseas Corporation Sdn. Bhd. and Marak Unggul Sdn. Bhd., the consortium company responsible for the management of Keretapi Tanah Melayu Berhad. In June 1999, he joined Ranhill Utilities Berhad as the Chief Executive Officer. He was the Managing Director and Chief Executive Officer of KUB Malaysia Berhad prior to his appointment as President/Chief Executive Officer of TNB.

He attended all the 15 Board Meetings held in the Financial Year.



DATO' ABDUL RAHIM BIN MOKTI
Non-Independent Non-Executive Director

Dato' Abdul Rahim bin Mokti, 55 years of age and a Malaysian. He was appointed as a Non-Independent Non-Executive Director to the Board of TNB on 4 November 2004. He is Chairman of Board Tender Committee and a member of Board Nomination & Remuneration Committee, Board Finance & Investment Committee and Board Disciplinary Committee.

He holds a Bachelor of Economics (Statistics) from University of Malaya, Malaysia.

He joined the Civil Service as an Assistant Secretary (Finance Division) of the Treasury, and later became an Assistant Director of the International Trade Division, Ministry of Trade and Industry in 1976. He also served as Malaysian Trade Commissioner in Paris, Milan and Jeddah. In 1986, he was promoted to Principal Assistant Secretary of the Finance Division before being appointed as Deputy Under Secretary of the Finance Division in 1998. In September 2000, he assumed the position of Under Secretary in MoF (Incorporated), Privatisation and Public Enterprise Division. He is currently the Deputy Secretary General (Systems and Controls), Ministry of Finance.

His directorship in other public companies are Padiberas Nasional Berhad, Bintulu Port Holdings Berhad, Penerbangan Malaysia Berhad and Penang Port Berhad.

He attended all the 11 Board Meetings held since his appointment.



DATO' AZMAN BIN MOKHTAR
Non-Independent Non-Executive Director

Dato' Azman bin Mokhtar, 44 years of age and a Malaysian, was appointed as Non-Independent Non-Executive Director to the Board of TNB on 15 June 2004. He sits on the Board Audit Committee, Board Tender Committee and Board Finance & Investment Committee.

Currently he is the Managing Director of Khazanah Nasional Berhad. His previous appointments include as Managing Director of BinaFikir Sdn. Bhd.; Director and Head of Research at Solomon Smith Barney, Malaysia and Union Bank of Switzerland, Malaysia and Finance Manager, Lembaga Letrik Negara now known as Tenaga Nasional Berhad.

He holds a Masters of Philosophy in Development Studies from Darwin College, Cambridge University, UK and a Diploma in Islamic Studies from International Islamic University, Malaysia.

He is also a Fellow of the Association of Chartered Certified Accountants (ACCA) and a Chartered Financial Analyst (CFA).

He sits on the boards of Khazanah Nasional Berhad, United Engineers (Malaysia) Berhad, UEM World Berhad and Telekom Malaysia Berhad.

He attended 10 out of 15 Board Meetings held in the Financial Year.



DATO' LAU YIN PIN @ LAU YEN BENG
Senior Independent Non-Executive Director



Dato' Lau Yin Pin @ Lau Yen Beng, 56 years of age and a Malaysian, is the Senior Independent Non-Executive Director of TNB. He chairs the Board Audit Committee and sits on the Board Tender Committee.

He is a Chartered Accountant of the Malaysian Institute of Accountants (MIA) since 1979, a Fellow Member of the Chartered Association of Certified Accountants (ACCA), UK since 1981 and also a graduate of the Institute of Chartered Secretaries and Administrators (ICSA), UK. He obtained his Diploma in Commerce (with Distinction), from Kolej Tunku Abdul Rahman.

He sits on the Board of YTL Power International Berhad, Star Publications (Malaysia) Berhad and Nanyang Press Holdings Bhd.

He attended 14 out of 15 Board Meetings held in the Financial Year.

TAN SRI DATO' HARI NARAYANAN A/L GOVINDASAMY
Independent Non-Executive Director



Tan Sri Dato' Hari Narayanan, 55 years of age and a Malaysian, is an Independent Non-Executive Director of TNB. He is a member of the Board Audit Committee and Board Nomination & Remuneration Committee.

Tan Sri Dato' Hari Narayanan, a Businessman is also a Director of SP Setia Berhad, Puncak Niaga Holdings Berhad and Premium Nutrients Berhad.

He holds a Bachelor of Electrical and Electronics Engineering from University of Northumbria, England.

He has extensive experience in electrical and electronics engineering and has held various positions such as Electrical Engineer at Inchcap Berhad; Project Manager of Tamco Cutler-Hammer Sdn. Bhd.; Chairman of Noblemax Resources Sdn. Bhd. and Deputy Chairman of Emrail Sdn. Bhd.

He has attended 13 out of 15 Board Meetings held in the Financial Year.



DATO' ZAINAL ABIDIN BIN PUTIH
Independent Non-Executive Director

Dato' Zainal Abidin bin Putih, 59 years of age and a Malaysian, was appointed as Independent Non-Executive Director of TNB on 1 May 2003. He sits on the Board Finance & Investment Committee as well as the Board Audit Committee.

He is presently the Chairman of the Malaysian Accounting Standard Board (MASB) and Chairman of Pengurusan Danaharta Nasional Berhad.

He qualified as a Chartered Accountant from the England and Wales Institute. He has extensive experience in Public Accounting Practice and has held various positions such as Partner, Executive Director, Country Managing Partner and Chairman in the firm of Hanafiah Raslan & Mohamad, which merged with Ernst & Young in 2002.

He was also the past Chairman of Mentakab Rubber Company Berhad, a past President of Malaysian Institute of Certified Public Accountant (MICPA), a past member of Multimedia & Communication Commission of Malaysia, Trustee of IJN Foundation and past Advisor to Ernst & Young Malaysia.

His directorship in other public companies are Commerce International Merchant Banker Berhad, CIMB Berhad and ESSO Malaysia Berhad.

He attended 11 out of 15 Board Meetings held during the Financial Year.



DATUK MOHD ZAID BIN IBRAHIM
Non-Independent Non-Executive Director

Datuk Mohd Zaid bin Ibrahim, 54 years of age and a Malaysian, was appointed as a Non-Independent Non-Executive Director to the Board of TNB on 15 June 2004. He is Chairman of the Board Disciplinary Committee.

Datuk Mohd Zaid has extensive experience in advising on a broad spectrum of legal matters encompassing corporate, administrative, constitutional, construction, financing and commercial law. He has served as an advocate and solicitor of the High Court of Malaysia and as a Notary Public. Currently Datuk Mohd Zaid is Chairman of Zaid Ibrahim & Co.

He qualified as a Barrister-at-Law from the Inner Temple, UK and holds a Bachelor of Laws (Honours) from University of London, UK.

He attended 13 out of 15 Board Meetings held during the Financial Year.



MOHAMMAD ZAINAL BIN SHAARI
Non-Independent Non-Executive Director
(Alternate Director to Dato' Azman bin Mokhtar)

Mohammad Zainal bin Shaari, 42 years old, Malaysian, was appointed as Alternate Director to Dato' Azman bin Mokhtar on 20 December 2004. He sits on the Board Tender Committee.

Mohamad Zainal is a Fellow of the Institute of Chartered Accountants in England & Wales and the Association of Chartered Certified Accountants (ACCA). He is also a member of the Malaysian Institute of Accountants and the Malaysian Institute of Certified Public Accountants.

Mohammad Zainal has extensive experience in accounting and has held various positions in an International Accounting Firm in United Kingdom (1984 - 1990), Pricewaterhouse-Coopers (1990 - 2002) and BinaFikir Sdn. Bhd. (January 2003 - October 2004). Currently he is a Director in the Managing Director's office as well as the Chief Risk Officer of Khazanah Nasional Berhad. He also sits on the Board of Proton Holdings Berhad.

Mohammad Zainal attended 4 out of 5 Board Meetings held in the Financial Year on behalf of Dato' Azman bin Mokhtar.



DATUK ZALEKHA BINTI HASSAN
Non-Independent Non-Executive Director
(Alternate Director to Dato' Abdul Rahim bin Mokti)

Datuk Zalekha binti Hassan, 52 years of age and a Malaysian. She was appointed as Alternate Director to Dato' Abdul Rahim bin Mokti on 4 November 2004. She sits on the Board Nomination & Remuneration Committee, Board Finance & Investment Committee and Board Disciplinary Committee.

She holds a Bachelor of Arts (Honours) from University of Malaya, Malaysia.

She has held various key positions in the civil service among others, Deputy Secretary, Government Procurement, Management Division of the Ministry of Finance; Senior Assistant Director, Budget Division of the Ministry of Finance; Secretary, Ministry of National Unity and the Community Development; Principal Assistant Secretary, Ministry of Welfare; Principal Assistant Secretary, Public Services Department; Assistant Secretary, Ministry of Health and Assistant Director, Public Services Department. She is currently the Secretary, Government Procurement Management Division, Ministry of Finance.



NOR ZAKIAH BINTI ABDUL GHANI
Company Secretary

Nor Zakiah binti Abdul Ghani, 44 years of age and a Malaysian, is currently the Company Secretary of TNB being appointed to this post on 3 January 2005. Prior to this, she was the Deputy Company Secretary in the Company Secretary's Office and she was appointed as Joint Company Secretary on 14 April 2004.

She holds a Bachelor of Law Degree from University Technology Mara (UiTM), Malaysia. She was admitted and enrolled as an Advocate and Solicitor of the High Court of Malaya in 1990.

Her previous appointments have been General Manager (Legal and Commercial) in TNB Generation Sdn. Bhd., Senior Manager (Contract Management) in the Procurement Department and Executive Legal Assistant in the Company Secretary's Department, Lembaga Letrik Negara.

FULFILLING LIFE & JOY





The birth of a new life lights up our hopes and dreams. Let us nurture each other's lives together in achieving personal joy.

The Board Audit Committee (BAC) of Tenaga Nasional Berhad (TNB) is pleased to present the Audit Committee Report for the year ended 31 August 2005.



From left to right

Tan Sri Dato' Hari Narayanan a/l Govindasamy
(Independent Non-Executive Director)

Dato' Lau Yin Pin @ Lau Yen Beng –
Chairman
(Senior Independent Non-Executive Director)

Dato' Zainal Abidin bin Putih
(Independent Non-Executive Director)

Dato' Azman bin Mokhtar
(Non-Independent Non-Executive Officer)

The BAC was established by the Board of Directors on 9 December 1990 to assist the Board to carry out its responsibilities. The BAC is governed by its Terms of Reference as stipulated in pages 46 to 49 of the Annual Report.

MEMBERSHIP

Currently, the BAC comprises 4 directors as follows:

1. **Dato' Lau Yin Pin @ Lau Yen Beng** – Chairman
   (Senior Independent Non-Executive Director)

2. **Tan Sri Dato' Hari Narayanan a/l Govindasamy**
   (Independent Non-Executive Director)

3. **Dato' Zainal Abidin bin Putih**
   (Independent Non-Executive Director)

4. **Dato' Azman bin Mokhtar** (appointed w.e.f. 19.01.2005)
   (Non-Independent Non-Executive Director)

   Dato' Che Khalib bin Mohamad Noh (resigned w.e.f. 19.01.2005)
   (Non-Independent Executive Director)

Dato' Lau Yin Pin @ Lau Yen Beng and Dato' Zainal Abidin bin Putih, both Independent Non-Executive Directors are members of the Malaysian Institute of Accountants.

MEETINGS

During the financial year, the BAC met thirteen (13) times. The attendance of each committee member is as follows:-

Name	Attendance
Dato' Lau Yin Pin @ Lau Yen Beng – Chairman	12/13
Tan Sri Dato' Hari Narayanan a/l Govindasamy	10/13
Dato' Zainal Abidin bin Putih	11/13
Dato' Azman bin Mokhtar*	5/8
Dato' Che Khalib bin Mohamad Noh	4/5

*including the attendance of an invited representative, who is also an Alternate Director.

Other than the Group Internal Auditors, the President/Chief Executive Officer, officers of the company, and the Group External Auditor were invited to provide their inputs to the meetings. Additionally, where required, external parties such as lawyers, consultants and technical specialists were in attendance to brief and explain matters requiring their input and clarification.

The BAC places importance on understanding issues at the ground level and ensurig that prompt corrective actions are taken by local management to address the findings raised. Accordingly, BAC also holds meetings at state offices.

SUMMARY OF ACTIVITIES OF THE BOARD AUDIT COMMITTEE

A summary of the activities performed by the BAC during the financial year is set out below.

Risk Management

- Reviewed the adequacy of the risk management system for identifying and managing the Group's risks.
- Conducted bi-annual reviews of the Group's Strategic Risk and Operating Risk Profiles.

Internal Audit

- Approved the Group Internal Audit Business Plan which include the Audit Plans, outsourcing/co-sourcing of audits and the related fees.
- Commissioned a Quality Assurance Review on the Group Internal Audit function.
- Approved the implementation an Internal Audit Rating System for rating internal control systems.
- Reviewed internal audit reports isued by Group Internal Audit and external parties on the effectiveness adequacy risk management, compliance and governance processes.

External Audit

- Recommended to the Board of Directors the appointment and remuneration of the Group External Auditor.
- Approved the external audit plan and scope for the financial year.
- Deliberated the results of external audits.

Management & Engineering Audit 2004

- Approved the scope and terms of reference for the Management & Engineering (M&E) Audit 2004.
- Ensured the adequacy of set-up of the Project Management Office to ensure successful co-ordination and completion of the M&E 2004 Audit.



Financial Reporting

- Deliberated and recommended for Board approval the Quarterly and Annual Financial statements and announcements.

Related Party Transactions

- Reviewed the disclosure of related party transactions for TNB and its subsidiaries.

GROUP INTERNAL AUDIT

The Internal audit function of the Company was carried out by the Group Internal Audit (GIA) Department. GIA is independent and reports directly to the BAC.

Internal audits were undertaken to provide independent and objective assessment of the following:

- Existence, effectiveness and adequacy of the internal control system to manage operations and safeguard the Group's assets.
- Adequacy and effectiveness of the risk management, governance and compliance functions to manage and anticipate potential risks over key business processes.

During the financial year, GIA issued reports for a total of 83 assignments. Whilst most of the assignments were done in-house, certain were outsourced and co-sourced. Outsourcing was mainly for audits on subsidiary companies and ad hoc assignments, whilst co-sourcing was done to enable the transfer of expertise from external parties. GIA also co-ordinated the Management & Engineering Audit, which is required under the licenses issued to the Group under the Electricity Supply Act, 1990.

The scope of coverage by GIA and external parties included the areas of generation, transmission, distribution, finance, human resource, information and communication technology, investments in subsidiaries as well as tariffs.

The internal audit reports arising from the assignments were issued to management for their response and corrective actions. The reports were subsequently tabled to the BAC for their deliberation. Management were present during the deliberation of the reports to ensure that they undertake the responsibility of carrying out corrective actions on the recommendations reported.

DATO' LAU YIN PIN @ LAU YEN BENG
Chairman
Board Audit Committee
Tenaga Nasional Berhad
(Senior Independent Non-Executive Director)

1. CONSTITUTION

1.1 The Board of Directors of Tenaga Nasional Berhad (TNB), in accordance with Article 146 of the Memorandum and Articles of Association of TNB, has established a Committee of the Board, known as the Board Audit Committee (BAC), vide Minute No. 39/90 on 9th October 1990.

1.2 The function and authority of the BAC extends to TNB and all its subsidiaries, joint ventures and associates where management responsibility is vested to TNB or subsidiaries of TNB (Collectively referred to as the "Group").

2. COMPOSITION OF THE COMMITTEE

2.1 The members of the BAC shall be appointed by the Board of Directors of TNB and shall consist of not less than three (3) members, the majority of whom shall be independent in accordance with the definition in Bursa Malaysia Listing Requirements.

2.2 Where the members for any reason are reduced to less than three (3), that Board shall within one (1) month of the event, appoint such number of new members as may be required to make up the minimum number of three (3) members.

2.3 At least one (1) member of the Committee must meet the criteria set by the Bursa Malaysia Listing Requirements, i.e.:

2.3.1 must be a member of the Malaysian Institute of Accountants or

2.3.2 if he/she is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience, and:-

i. he/she must have passed the examinations specified in Part 1 of the 1st Schedule of the Accountants Act 1967; or

ii. he/she must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967.

2.4 The Board shall elect a Chairman from the Committee who shall be an independent director as set out in the Bursa Malaysia Listing Requirements.

2.5 All members shall hold office only for as long as they serve as directors of TNB.

2.6 No alternate Directors shall be appointed to the BAC.

3. CHAIRMAN OF THE COMMITTEE

3.1 The following are the main duties and responsibilities of the Chairman of the Committee:

3.1.1 to steer the Committee to achieve its objectives;

3.1.2 to provide leadership to the Committee and ensure proper flow of information to the Committee, review adequacy and timing of documentation;

3.1.3 to provide a reasonable time for discussion at the Committee meetings. Organise and present the agenda for Committee meetings based on input from Members and ensure that all relevant issues are on the agenda. In addition, the Chairman should encourage a healthy level of skepticism and independence;

3.1.4 to ensure that consensus is reached on every Committee resolution and where considered necessary, call for a vote and the decision will be made by simple majority. Dissenting opinions should be captured;

3.1.5 to manage the process and working of the Committee and ensure that the Committee discharges its responsibilities;

3.1.6 to ensure that all members participate in the discussion to enable effective decisions to be made; and

3.1.7 the Chairman of the BAC shall be available to answer questions about the Committee's work at the Annual General Meeting of the Company.

4. COMMITTEE MEMBERS

4.1 Each Committee Member is expected to:-

4.1.1 provide independent opinions to the fact-finding, analysis and decision making process of the Committee, based on their experience and knowledge;

1820 The electromagnet was invented.

1827 Joseph Henry's electromagnetic experiments led to the first conceptualised electrical motor.

4.1.2 consider viewpoints of the other committee members; and make decisions and recommendations for the best interest of the Group;

4.1.3 keep abreast of the latest corporate governance guidelines in relation to the Committee and the Board as a whole; and

4.1.4 continuously seek out best practices in terms of the processes utilised by the Committee, following which these should be discussed with the rest of the Committee for possible adoption.

5. OBJECTIVES OF THE COMMITTEE

The objectives of the Committee are:

5.1 to ensure transparency, integrity and accountability in the Group's activities so as to safeguard the rights and interests of the shareholders;

5.2 to provide assistance to the Board in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices;

5.3 to improve the Group's business efficiency, the quality of the accounting and audit function and strengthening public confidence in the Group's reported financial results;

5.4 to maintain, through regularly scheduled meetings, a direct line of communication between the Board and the External and Internal Auditors;

5.5 to ensure the independence of the external and internal audit functions; and

5.6 to create a climate of discipline and control which will reduce the opportunity for fraud.

6. AUTHORITY OF THE COMMITTEE

The Committee is authorised by the Board to:

6.1 investigate any activity within its Terms of Reference; or as directed by the Board of Directors;

6.2 determine and obtain the resources required to perform its duties, including approving the budget for the external and internal audit functions;

6.3 have full and unrestricted access to all employees, the Group's properties and works, to all books, accounts, records and other information of the Group in whatever form;

6.4 have direct communication channels with external auditors and person(s) carrying out the internal audit function or activity for the Group;

6.5 direct the Internal Audit Function in the Group;

6.6 approve the appointment of the Head of Internal Audit;

6.7 engage independent advisers and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary; and

6.8 to review the adequacy of the structure and Terms of Reference of the Board Committees, including the BAC.

7. FUNCTIONS OF THE COMMITTEE

The functions and responsibilities are as follows:

7.1 Corporate Financial Reporting

7.1.1 To review and recommend acceptance or otherwise of accounting policies, principles and practices.

7.1.2 To review the quarterly results and annual financial statements of the Company and Group before submission to the Board. The review should focus primarily on:

i. any changes in existing or implementation of new accounting policies;

ii. major judgement areas, significant and unusual events;

iii. significant adjustments resulting from audit;

iv. the going concern assumptions;

v. compliance with accounting standards; and

vi. compliance with Bursa Malaysia Listing Requirements and other legal and statutory requirements.

7.1.3 To review with management and the external auditors the results of the audit, including any difficulties encountered.

7.2 Enterprise-wide Risk Management

7.2.1 To review the adequacy of and to provide independent assurance to the Board of the effectiveness of risk management functions in the TNB Group.

7.2.2 To ensure that the principles and requirements of managing risk are consistently adopted throughout the TNB Group.

7.2.3 To deliberate on the key risk issues highlighted by Group Risk Management Committee in their reports to BAC.

7.3 Internal Control

7.3.1 To assess the quality and effectiveness of the systems of internal control and the efficiency of the Group's operations.

7.3.2 To review the findings on internal control in the Group by internal and external auditors.

7.3.3 To review and approve the Statement on Internal Control for the Annual Report as required under Bursa Malaysia Listing Requirements.

7.4 Internal Audit

7.4.1 To approve the Corporate Audit Charters of internal audit functions in the Group.

7.4.2 To ensure that the internal audit functions have appropriate standing in the Group and have the necessary authority and resources to carry out their work. This includes a review of the organisational structure, resources, budgets and qualifications of the internal audit personnel.

7.4.3 To review internal audit reports and management's response and actions taken in respect of these. Where actions are not taken within an adequate timeframe by management, the BAC will report the matter to the Board.

7.4.4 To review the adequacy of internal audit plans and the scope of audits, and ensure that the internal audit functions are carried out without any hindrance.

7.4.5 To appraise the performance of Head of Internal Audit.

7.4.6 To be informed of resignations and transfers of senior internal audit staff and provide resigning/transferred staff an opportunity to express their views.

7.4.7 To direct any special investigation to be carried out by Internal Audit.

7.5 External Audit

7.5.1 To nominate the External Auditors together with such other functions as may be agreed to by the Board and recommend for approval of the Board the external audit fee, and consider any questions of resignation or termination.

7.5.2 To review external audit reports and management's response and actions taken in respect of these. Where actions are not taken within an adequate timeframe by management, the BAC will report the matter to the Board.

7.5.3 To review external audit plans and scope of work.

7.5.4 The BAC shall meet the external auditors at least twice a year to discuss problems and reservations arising out of external audits and any matters the auditors may wish to discuss, in the absence of management, Executive Directors or non-independent Directors where necessary.

7.6 Corporate Governance

7.6.1 To review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow up (including disciplinary action) of any instances of non-compliance.

7.6.2 To review the findings of any examinations by regulatory authorities.

7.6.3 To review any related party transaction and conflict of interest situation that may arise within the Group including any transaction, procedure or course of conduct that raises questions of integrity.

7.6.4 To review and approve the Statement of Corporate Governance for the Annual Report as required under Bursa Malaysia Listing Requirements.

7.6.5 To review the investor relations programme and shareholder communications policy for the company.

7.6.6 To examine instances and matters that may have compromised the principles of corporate governance and report back to the Board.

7.6.7 To develop and regularly review TNB's Code of Corporate Governance and Business Ethics.

7.6.8 Where the BAC is of the view that a matter reported by it to the Board has not been satisfactorily resolved, resulting in a breach of Bursa Malaysia Listing Requirements, the BAC must promptly report such matters to Bursa Malaysia.

8. COMMITTEE MEETINGS

8.1 The Committee shall convene meetings as and when required, and at least six (6) times during the financial year of TNB.

8.2 The number of Committee meetings held a year and the details of attendance of each individual member in respect of meetings held should be disclosed in the annual report.

8.3 The Chairman of the Committee, or the Secretary on the requisition of any member, the Head of Internal Audit or the External Auditors, shall at any time summon a meeting of the Committee by giving reasonable notice. It shall not be necessary to give notice of a Committee meeting to any member for the time being absent from Malaysia.

8.4 No business shall be transacted at any meeting of the Committee unless a quorum is present. The quorum for each meeting shall be three (3) members.

8.5 The Chairman of the Committee shall chair the Committee meetings and in his absence, the members present shall elect one amongst themselves to be the Chairman of the meeting.

8.6 In appropriate circumstances, the Committee may deal with matters by way of circular reports and resolution in lieu of convening a formal meeting.

8.7 Officers of the Group or others as necessary may be invited to attend meetings where the Committee considers their presence necessary.

8.8 All recommendations of the Committee shall be submitted to the Board for approval.

8.9 A Committee member shall excuse himself/herself from the meeting during discussions or deliberations of any matter which gives rise to an actual or perceived conflict of interest situation for the member. Where this causes insufficient Directors to make up a quorum, the Committee has the right to appoint another Director(s), which meets the membership criteria.

8.10 The Committee, through its Chairman, shall report to the Board after each meeting.

8.11 Subject to the provisions of this Terms of Reference and Memorandum and Articles of Association of TNB, the Committee shall establish its own procedures for meetings.

9. SECRETARY OF THE COMMITTEE

9.1 The Secretary of the Committee shall be the Company Secretary.

9.2 The Secretary shall draw up an agenda for each meeting, in consultation with the Chairman of the Committee. The Agenda shall be sent to all members of the Committee and the Head of Internal Audit at least three (3) working days before each meeting together with the relevant papers.

9.3 The Secretary shall promptly prepare the written minutes of the meeting and distribute it to each member. The minutes of the Committee meeting shall be confirmed and signed by the Chairman of the meeting at the next succeeding meeting.

9.4 The minutes of each meeting shall be entered into the minutes book kept at the registered office of the Company under the custody of the Company Secretary. The minutes shall be available for inspection by the members of the Board, external auditors, internal auditors, and other persons deemed appropriate by the Company Secretary.

10. DISCLOSURE

10.1 The Committee shall assist the Board in making disclosures concerning the activities of the Committee, in the Report of the Board Audit Committee, to be issued in the Annual Report.

10.2 The Board requires all Directors to submit a Disclosure of Interest to avoid any conflict between their personal interests and the interests of the Company. In the event of a conflict, either perceived or actual, this Disclosure of Interest shall be submitted to the Chairman of the Committee with a copy to the Company Secretary.

11. REVISION OF THE TERMS OF REFERENCE

11.1 Any revision or amendment to the Terms of Reference, as proposed by the Committee or any third party, shall be presented to the Board for its approval.

11.2 Upon the Board's approval, the said revision or amendment shall form part of this Terms of Reference and this Terms of Reference shall be considered duly revised or amended.

The Malaysian Code on Corporate Governance requires public listed companies to maintain a sound system of internal control to safeguard shareholders' investments and companies' assets. Additionally, Paragraph 15.27(b) of Bursa Malaysia Securities Berhad ("Bursa Malaysia")'s Listing Requirements require directors of public listed companies to include a statement in their annual report on the state of internal controls in the Company as a Group.

The Board is pleased to provide the following statement, on the nature and scope on internal control of the Company and the Group ("the Group") for the financial year ended 31 August 2005.

BOARD RESPONSIBILITY

The Board recognises the importance of sound internal controls and risk management systems to good corporate governance. The Board acknowledges that it is ultimately responsible for the Group's system of internal control, which includes the establishment of an appropriate control environment and framework, as well as reviewing the adequacy and integrity of risk management, governance and compliance functions. The internal control system covers risk management, financial, operational, management information systems and compliance with relevant laws, regulations, rules, directives and guidelines.

The internal control operating within the Group and their Boards and management are designed to meet the business objectives and to manage the risks to which the companies are exposed.

It is emphasised however, that any internal control system provides only reasonable and not absolute assurance against material misstatement, loss and fraud.

RISK MANAGEMENT

As part of the Board's efforts to discharge its duties and responsibilities of maintaining a sound internal control system and ensure its continuing adequacy and integrity, the following activities were undertaken:

- **Review the adequacy of the risk management framework.** Subsequent to the establishment of the Enterprise Wide Risk Management (EWRM) Framework in 2004, new controls were introduced and amendments made to the Framework. These involved the reporting structure and guidelines; the reporting frequency; classification of the risk factors and measurement/quantification of consequences where possible; development of TNB Risk Information System (TRIS) to enhance the capturing and management of risks; establishment of TNB Group Risk Management Working Committee (GWRMC) to ensure cascading of risk management to the working level; and the assignment of the roles of the Chief Risk Officer's (CRO) to the Chief Financial Officer to improve the implementation effectiveness of the EWRM system.

- **Review of Risk Profiles.** Bi-annual meetings were held where the Board Audit Committee reviewed the Group's Strategic Risks and Operating Risks Profiles. The review encompassed the nature of the risks faced, the risks likelihood and consequences, controls in place and the associated mitigation plans and changes in operating risk profiles after carrying out the mitigation plans. These reviews were later presented to the Board for approval.

- **Communication.** To help ensure that the EWRM System functions effectively at the operating level, more than 100 meetings and workshops were held with various departments to review their risk parameters and profiles and to provide training on the usage of TRIS. Additionally, a Risk Management Seminar and four (4) Risk Coordinators Forums were held to increase risk management awareness and improve risk communication within the Group.

CONTROL STRUCTURE

Apart from risk management activities, the Board has also set up the key elements of the Group control structure to maintain an effective control environment. One of the elements of the control environment of shared values being customer first, integrity, business excellence and caring has been established by the Board and cascaded to all staff in the Group. The other elements of the Group's control structure are listed below.

Board and Management Committees

The Company has established Board and Management Committees to promote corporate governance and transparency. Specific terms of reference and authority are assigned to the Committees within their scope. All these committees report to the Board and make recommendations for the Board's approval.

Board Committees

- Audit Committee
- Tender Committee
- Disciplinary Committee
- Nomination & Remuneration Committee
- Finance & Investment Committee

Management Committees

- Group Executive Council Committee
- Group Executive Management Committee
- Energy Supply Committee
- Tender Committee
- Group Risk Management Committee

Board Meetings

The Board maintains full and effective supervision over key issues affecting the Group. This is done through regularly scheduled meetings, where the agenda is set and agreed by the Chairman and Senior Management. Board papers are circulated to members ahead of the meetings. All important matters are dealt with and decided on after the required information is presented and deliberated.

Organisation Structure

The Board has implemented a clearly defined structure that is aligned to Group's strategic and operational requirements. The Group is divisionalised to enable sharper focus on both core business and support areas. Additionally, clear lines of accountability and responsibilities have been established for each division and operating entity.

Management Systems

The Board recognises the importance of leveraging on management information systems to enable faster information for decision making and assisting operations to be run more effectively and efficiently. During the year, the new systems which were developed and completed are as follows:

- **Enterprise Human Resource Management System (EHRMS).** Phase 2 of the EHRMS comprising recruitment, scholarship, personnel development and training management was successfully completed and launched on 29 September 2005.

- **Competency Based Performance Management System (CBPMS).** This project was completed to support a competency based performance management system. The functionalities include preliminary performance planning, mid-year review, multi-raters selection, competency ratings, Key Performance Indicator (KPI) ratings and year-end reporting and review.

- **TNB Risk Information System (TRIS).** This application was developed in house to support the Enterprise Wide Risk Management (EWRM) framework of reporting and monitoring risks more effectively. The system enables the recording of risks, controls and tracking of mitigation actions to manage risks. The first phase of the project was completed in August 2005.

- **eCustomer Information & Billing System (eCIBS).** This new system was developed to enhance Distribution Division's customer management and billings functions. The functionalities include customer service, financials, meter & billing and cross application support services. Pilot runs are planned at the Bangi and Putrajaya Stations in December 2005, and the system is expected to be fully implemented next year.

Group Policies and Procedures

The Board has approved policies and procedures to govern the financial and operational functions of the Group. The objectives of these are to ensure that internal controls are embedded in operations, the organisation can respond quickly to evolving risks and procedures are available for reporting immediately any significant control failings. Among others, the policies and procedures implemented are:

- Internal Control Guidelines
- Group Financial Policies & Procedures
- Safety & Health Policy
- Environmental Policy
- Investment Policy
- Procurement Policy
- Disciplinary Policy
- Information & Communication Technology Security Policy & Codes of Practice
- Enterprise Wide Risk Management Policy & Guidelines

During the year, the following activities were undertaken to enhance the existing policies and procedures:

- A Process and System Improvement (PSI) Project was launched with the purpose of streamlining, standardising, improving and documenting operating policies & procedures of the whole Group. The objective of this project is to achieve process excellence and obtain quality certification.
- An Emergency Response Plan Project was launched to ensure that the Company is able to better and effectively respond in a rapid, co-ordinated and effective manner to an emergency situation to protect employees and assets, whilst minimising interruptions to business operations.
- Review of the Limits of Financial Authority (LOFA) under the Group Financial Policies & Procedures to streamline and improve controls over financial transactions.
- Issuance of guidance for Construction, Engineering and Procurement, Plant and Design Build Contracts based on standards of the Federation of International Consulting Engineers (FIDIC), to improve governance over procurement contracts.
- Implementation of strategic sourcing to procure computer hardware at more competitive prices.

Non-Technical Losses of Electricity

In 2004/2005, the Special Engagement Against Losses (SEAL) team which was mobilised in March 2005 continued with the efforts of reducing non technical losses. The SEAL team efforts were originally concentrated on Large Power Customers (LPC). This was extended to Ordinary Power Customers (OPC). During the year, the activities undertaken identified substantial amounts for back billings and collections are ongoing for the outstanding amounts.



MONITORING & REVIEW

Business Planning & Budgeting Review

The Board places emphasis on a long-term plan to ensure that the Group realises its mission and objectives. For this purpose, a 20-Year Strategic Plan was drawn up to guide the organisation in achieving its vision of becoming among the leading corporations in the energy and related business globally.

The Board plays an active role in breakout sessions held with Senior Management to discuss and review the plans, strategies, performance and risks faced by the Group. Concerns such as tariffs, financing, the introduction of new financial reporting standards and other major factors faced are deliberated and strategies and action plans are identified to manage them. During the year, 2 breakouts sessions were conducted.

Based on strategies identified in the Strategic Plan, annual Business Plans and Key Performance Indicators are drawn up and approved by the Board. This is to ensure accountability and achievement of the Group's objectives and strategies. The Business Plans also contain the budget of the Company, to enable the Company to direct its resources toward the achievement of its financial objectives. Measurement of performance against budget and utilisation of resources are both regularly monitored by Management.

Financial and Operational Review

Quarterly financial statements and the Group's performance are deliberated by the Board Audit Committee (BAC), which subsequently presents them to the Board for their review, consideration and approval. Monthly management accounts containing key financial results, operational performance indicators and budget comparisons are also issued to the Board to enable them to have regular and updated information of the Group's performance.

Internal Control System Review

During the year, an Internal Audit Rating System was implemented, to serve as a mechanism to rate internal control systems audited; focus management attention to the more significant findings; monitor trends in the improvement of internal control systems and prioritise audits in areas with weak ratings.

Internal control systems of the risk management, operational, financial and information systems functions are regularly reviewed when internal audit reports are tabled to the Board Audit Committee. The matters are subsequently reported to the Board for their deliberation and approval.

Group Internal Audit (GIA)

GIA was established by the Board to provide independent assurance on the adequacy of risk management, internal control and governance systems. The Department reports directly to the BAC. Regular reviews are carried out on the business processes to monitor compliance with the Group's procedures, assess the effectiveness of internal controls and highlight significant risks impacting the Group. The Board Audit Committee holds regular meetings to deliberate internal audit reports and presents them the Board.

Internal Audit Plans ("the Plan") are tabled to the Board Audit Committee for approval to ensure adequate coverage. Certain audits in the Plan are done internally, outsourced or co-sourced. Audits are outsourced to ensure adequate coverage and co-sourced to enable the transfer of knowledge from external consultants. GIA also successfully co-ordinated a Management & Engineering Audit 2004, performed by a consortium of external consultants namely, PricewaterhouseCoopers, Minconsult and Australian Power & Water, which is required under the licence requirement once every four years.

CONCLUSION

For the Financial Year under review, after due and careful inquiry and based on the information and assurance provided, the Board is satisfied that there were no material losses as a result of weaknesses in the system of internal control, that would require separate disclosure in the Company's Annual Report. Nevertheless, areas requiring attention are accorded with more regular monitoring to ensure ongoing adequacy and effectiveness of internal controls and safeguard shareholders' investment and the Group's assets.

This statement is made in accordance with the resolution of the Board of Directors dated 25 October 2005.

DATO' LAU YIN PIN @ LAU YEN BENG
Chairman
Board Audit Committee
Tenaga Nasional Berhad
(Senior Independent Non-Executive Director)

This Committee is established for the purpose of reviewing the Group's strategies and policies, overall performance of the Group as well as promotions of executives. It is also responsible to co-ordinate business planning strategies and Group wide policies. The Committee monitors and oversees the activities and performance of other Group Management Committees which covers the appointments of Members of the respective committees.



From left to right

Datuk Md. Sidek bin Ahmad
Senior Vice President, Operations

Dato' Che Khalib bin Mohamad Noh
President/Chief Executive Officer

Datuk Abdul Hadi bin Mohd Deros
Deputy President/Deputy Chief Executive Officer

Izzaddin Idris
Chief Financial Officer







From left to right

Abu Safian bin Talib
Managing Director, Sabah Electricity Sdn Bhd

Abdul Razak bin Abdul Majid
Vice President, Generation

Dato' Mohd Zainal bin Azirun
Vice President, Transmission

Datuk Md. Sidek bin Ahmad
Senior Vice President, Operations

Ir. Aishah binti Dato' Haji Abdul Rauf
Vice President, Distribution

Datuk Abdul Hadi bin Mohd Deros
Deputy President/Deputy Chief Executive Officer
Senior Vice President, Planning and Asset Development

Dato' Che Khalib bin Mohamad Noh
President/Chief Executive Officer

This Committee is the highest management forum with the authority to endorse and approve all power system development plans and proposals for TNB in Peninsular Malaysia, and for SESB in Sabah, prior to submission to TNB Board. The Committee also makes decisions related to major TNB's core business operational issues as well as issues related to the expedition of on-going generation, transmission and primary distribution development projects in Peninsular Malaysia.

group executive management **COMMITTEE**

The Group Executive Management Committee is responsible mainly for formulating policies, procedures and undertaking operational decisions pertaining to operational matters, corporate issues, human resource, finance, corporate affairs and entreprenuer development.



From left to right

Ir. Aishah binti Dato' Haji Abdul Rauf
Vice President, Distribution

Izzaddin Idris
Chief Financial Officer

Datuk Abdul Hadi bin Mohd Deros
Deputy President/Deputy Chief Executive Officer

Dato' Che Khalib bin Mohamad Noh
President/Chief Executive Officer

Datuk Md. Sidek bin Ahmad
Senior Vice President, Operations

Abdul Razak bin Abdul Majid
Vice President, Generation



From left to right

Nik Ibrahim bin Nik Mohamed
Vice President, Investments Management

Dato' Mohd Zainal bin Azirun
Vice President, Transmission

Che Zurina binti Zainul Abidin
Vice President, Corporate Services

Kamaruzzaman bin Jusoh
Vice President, Human Resource

Razali bin Awang
Acting Chief Information Officer

FULFILLING CURIOSITY





A new world of imaginative curiosity inspires us to discover a new generation of aspirations. Let us build our future together.

Dear Shareholders,

Financial Year 2005 was a challenging year for Tenaga Nasional Berhad (TNB), given the increased expectations of our customers and stakeholders, the setback of a burdensome cost revenue structure and the inevitable impact of external factors beyond the Company's control.

Although revenue improved to RM18.98 billion for the year under review, driven by total electricity sales which rose from 72,921.4 GWh in FY 2004 to 78,933.4 GWh last year, we still had to deal with increasing fuel prices. Luckily, our ongoing productivity measures coupled with interest savings and forex gains of RM197.4 million helped TNB record a profit before tax of RM1,818.9 million for the year under review.

However, based on the yardstick of 'economic profits and losses' adopted by the Putrajaya Committee on GLC High Performance in its report, TNB actually suffered an economic loss of RM2.94 billion for the year ended 31 August 2004 although we posted a net profit of RM813.7 million.

Thus going forward, it is important for us to continue to work hard to improve our fundamentals and deliver acceptable returns to our investors and shareholders. On that note, TNB intends to pay dividends of 16.2 sen per share for the year under review, subject to shareholder approval.

letter to shareholders






SALES OF ELECTRICITY
(GWh) (GROUP)
Industrial 48.03%
- 37,911.3 GWh
Commercial 28.74%
- 22,681.3 GWh
Domestic 18.19%
- 14,361.7 GWh
Mining 0.06%
- 48.3 GWh
Public Lighting 1.02%
- 805.1 GWh
Export 2.39%
- 1,884.8 GWh
Others (TNB LPL) 1.57%
- 1,240.9 GWh
SALES OF ELECTRICITY
(RM' MILLION) (GROUP)
Industrial 43.43%
- RM7,959.2 million
Commercial 34.08%
- RM6,246.1 million
Domestic 18.25%
- RM3,344.4 million
Mining 0.04%
- RM6.8 million
Public Lighting 0.69%
- RM126.1 million
Export 1.56%
- RM286.1 million
Others (TNB LPL) 1.95%
- RM357.7 million
NUMBER OF CUSTOMERS
BY CLASSIFICATION (GROUP)
Industrial 0.405%
- 26,689
Commercial 15.612%
- 1,027,654
Domestic 83.297%
- 5,482,920
Mining 0.001%
- 28
Public Lighting 0.685%
- 45,083

SHARE PRICE PERFORMANCE

Our ongoing reforms and improved performance throughout FY 2005 attracted the interest of foreign and institutional investors. Foreign shareholdings rose to 12.52 per cent in August 2005 from 3.2 per cent in August 2004.

Investor interest in TNB was further buoyed by the removal of the currency peg on 21 July 2005, since TNB is regarded as a principal beneficiary of Ringgit strength and a proxy for the broader Malaysian economy. Although the Malaysian stockmarket was bearish throughout most of 2005, our stock set a new trading record on 22 July 2005 with a turnover of 40 million shares worth RM450 million, a record volume since our listing in 1992.

FUTURE STRATEGIES

Going forward, TNB will maintain its focus on prudent financial management, value creation and diversification of income streams to deliver excellence to all our customers and stakeholders.

Budgets lie at the heart of prudent financial management. TNB, like the country, operates on a budget which seeks to balance our spending with our income. However, this is easier said than done because each year, we spend billions to upgrade infrastructure and services for the benefit of our customers. This expenditure on items like new plants, networks, systems and equipment is essential to ensure that TNB can provide reliable power and reduce outages so business and life can go on as usual. For next year alone, we have budgeted about RM4 billion for capital expenditure alone even though annual revenue falls short of RM2 billion.

How can we bring our spending in line with revenue to cover the shortfall? One way is to reduce operating costs. But this is difficult. We are already on target at achieving annual cost savings of over RM800 million and have little room left to cut. This, given that we have not much control over fuel prices and the power prices charged by the independent power plants (IPPs) which make up 40.5 per cent of our operating costs.

Another option is to go back to banks and debt markets to raise money, which is not exactly viable given that TNB already carries about RM29.6 billion in debt and has to settle heavy annual interest payments.

The most sensible option is to review our overall cost structure. This review of the overall cost and revenue structure is important and necessary not only from the TNB perspective but also to ensure the power industry is able to sustain its ability to provide sufficient and good quality power for the country. Failure to do so presents a great risk to a utility company like TNB, as it will not be able to generate enough money or fund that would be necessary to improve its network.

At the same time, with fuel price increase, any new project or new procurement in the network system, be it in generation, transmission or distribution, is likely to be much more expensive. An increase in the price of fuel at the global market means that other material costs worldwide also increase substantially. This is an indirect cost component in the sector, which, like fuel price, is beyond management control.

Our detailed 20-year Strategic Plan developed internally in 2005 pinpoints ways and means to improve our future sources of income. For instance, a longer-term goal under our Strategic Plan is to sell and export our value-added services. Plans are in the pipeline to boost the Operations and Maintenance (O&M) capabilities of TNB Repair and Maintenance Sdn Bhd (REMACO) in order to offer speciality technical services to independent power producers (IPPs) and foreign utilities.

In the longer term, a key strategy is also to target developing markets that offer higher rates of return to optimise return on capital. Currently, we service the Pakistani market through our wholly-owned stake in TNB Liberty Power Limited, which operates a 235 MW plant in Pakistan. We also sell power to the Electricity Generating Authority of Thailand (EGAT). During the year, we acquired a minority stake in the proposed Saudi Arabia's 900 MW Shoaiba power plant, the Kingdom's first private power venture supplying electricity to domestic customers. Our role will include sharing our technical expertise to add value and raise power quality to help minimise outage problems.

To unlock further value, the Board of Directors has approved the proposal to prepare two TNB subsidiaries, Malaysia Transformer Manufacturing Sdn Bhd and Tenaga Switchgear Sdn Bhd for listing on the Second Board of Bursa Malaysia by 2008.

AWARDS AND ACHIEVEMENTS

Our efforts to improve have been rewarded by a raft of awards at international, regional and global level in FY 2005.

Our investor relations are improving in calibre. We were singled out for Most Improved Investor Relations in the 2004 Asia Money Magazine Annual Awards. In Finance Asia magazine's rankings of Asia's Best Companies 2004, we ranked seventh for Best Investor Relations and second for Best Investor Relations Representative.

We have earned regional and national recognition for providing a harmonious and enriched environment for employees. Hewitt Associates named TNB as one of Malaysia's Top Ten Best Employers for 2005 in its annual Best Employers in Asia survey. We were the only GLC in a field consisting mostly of multinationals operating in Malaysia like Komag, American Express, Federal Express, Dumex and Microsoft. At the National Labour Day 2005 celebrations, TNB won the Government's award of Caring Employer in the Large Corporation Category.

We are building a regional reputation in Renewable Energy (RE). Our 2 MW landfill gas generating project in Puchong which is also Peninsular Malaysia's first biomass RE project won in the on-grid category in the 2005 Asean Energy Awards.

TNB's mission to reduce electrical accidents and upgrade workplace safety through excellence in occupational safety and health has also garnered national accolades. The Sultan Iskandar Power Station was awarded the Malaysian Association of Occupational Safety and Health (MSOSH) gold Award Class II while the Connaught Bridge Power Station received the Silver Award for 2004.

CORPORATE SOCIAL RESPONSIBILITY

As a responsible corporate citizen, TNB devotes substantial resources to Corporate Social Responsibility (CSR) work in our core business of providing power to the nation as well as in pivotal areas like conservation, education and philanthropy. In FY 2005, we spent RM1.58 billion on our social contributions, including RM970 million on maintaining the high reserve margin of over 40 per cent and RM332 million on discounting tariffs to industry as well as welfare bodies, selected schools and religious houses of worship.

In conservation, TNB takes a special interest in the plight of the firefly, whose ability to illuminate its surroundings is symbolic of TNB's role in providing electricity. In September 2005, we signed a memorandum of understanding with the Selangor State Government and the Forest Research Institute of Malaysia (FRIM) to help preserve the fireflies' habitat in Kuala Selangor.

TNB also invested RM36 million last year to support Universiti Tenaga Nasional (UNITEN), which is an ongoing CSR initiative through which we nurture skilled human resources and build industrial and economic capacity within the country and region.

We also support education through the Tenaga Nasional Foundation (YTN), which awarded RM45 million last year in scholarship aid and study loans to finance students at UNITEN, local public institutions of higher learning and foreign tertiary institutions. Out of this total, RM5 million were in the form of scholarships while RM38 million were convertible loans. YTN also spent RM1.5 million on buying personal computers for its sponsored students. Currently, YTN sponsors 2,228 students.

Apart from scholarship aid, YTN also supports community welfare development projects, such as the Track to Excellence Programme (Program Jejak Kegemilangan) and the Smart Youth Camps Programme (Program Kem Remaja Bestari). In Track to Excellence, 147 exceptional students from rural areas and underprivileged families from across Malaysia got an unprecedented chance in 2005 to go on a study trip to UNITEN to expose them to campus life and inspire them to greater academic achievement. The Smart Youth Camps are essentially holiday camps for the children of TNB employees as well as orphans. About 1,600 students attended these annual camps which take place simultaneously in the four regional zones: North, South, East and Central. The camps have been running since 2001 and have a yearly budget of half a million ringgit.

We gave away nearly RM1.5 million in cash and services to succour victims of the 2004 Tsunami in Kedah and Acheh, Indonesia.

GENERATION MIX

- Hydro 10.2% - *4,577.8 GWh*
- Conventional Thermal (Coal) 42.2% - *19,007.3 GWh*
- Combined Cycle 32.3% - *14,542.8 GWh*
- Conventional Thermal (Oil/Gas) 8.2% - *3,679.0 GWh*
- Gas Turbine 7.0% - *3,168.2 GWh*
- Distillate 0.1% - *27.5 GWh*

TNB'S INSTALLED CAPACITY AS AT 31 AUGUST 2005



- Hydro 17.6% - *1,910.5 MW*
- Conventional Thermal (Coal) 33.9% - *3,670.0 MW*
- Combined Cycle 25.5% - *2,761.0 MW*
- Conventional Thermal (Oil/Gas) 7.8% - *840.0 MW*
- Gas Turbine 15.2% - *1,653.0 MW*

TOTAL INSTALLED CAPACITY INCLUDING IPPS



- Hydro 10.8% - *1,9101.5 MW*
- Conventional Thermal (Coal) 20.8% - *3,670.0 MW*
- Combined Cycle 15.7% - *2,761.0 MW*
- Conventional Thermal (Oil/Gas) 4.8% - *840.0 MW*
- Gas Turbine 9.4% - *1,653.0 MW*
- IPP 38.5% - *6,787.4 MW*

Electricity Milestones

1882 The first hydroelectric station was opened.

1883 The transformer was invented and Thomas Edison introduced the "three wire" transmission system.

1884 The steam turbin was invented.

ACKNOWLEDGEMENTS

No company operates in a vacuum, and TNB is indebted to all quarters which have backed us in our quest to provide quality power throughout the nation. On behalf of the Board, I salute management and staff and thank them for doing an outstanding job despite a challenging environment.

Congratulations are due to TNB President and CEO Dato' Che Khalib Mohamad Noh for bringing further distinction to TNB when the Association for Electricity Supply Industry of East Asia and Western Pacific (AESIEAP) cited him for unstinted services to AESIEAP and the power distribution sector during the AESIEAP CEO's Conference and Exhibition 2005.

I would also like to thank my fellow Board members for guiding the Company prudently.

As a GLC operating within the broader business community, we are particularly grateful to the Government, especially the Ministry of Energy, Water and Communications and the Ministry of Finance, for their backing and encouragement.

Last but not least, our thanks also go out to our loyal customers and business partners for their continuing support and patronage. In future, we vow to work even harder to keep the lights on with minimal disruption.

"POWERING THE NATION"

TAN SRI DATUK AMAR LEO MOGGIE
Chairman


TENAGA NASIONAL
MAJLIS MENANDATANGAN MEMORANDUM PERSEFAHAMAN (M
di antara

Memorandum of understanding signed between TNB, the Selangor State Government and the Forest Research Institute of Malaysia (FRIM)



There are places we would never light even though we could

1900 The highest voltage transmission line was 60 kilovolts.

1903 The first successful gas turbine was invented in France and the world's first all turbine system station was launched in Chicago. The world's largest generator (5,000 Watts) and the world's largest and highest voltage line was installed. The electric vacuum cleaner and electric washing machine was invented.

FULFILLING IMAGINATION





Reach out towards a world of new imagination; realise a future of endless possibilities. While your future is in your hands, we give you the means to realise it.

Long-term strategic planning aligned with Government Linked Companies (GLC) transformation was a cornerstone in TNB's operations during the year under review. In FY 2005, we successfully formulated our 20-Year Strategic Plan which will guide us in our quest to achieve our vision of global leadership.

president/ceo's review

Under the Strategic Plan, our first strategic milestone is 'Service Excellence' which recognises that our immediate priority is to continue to serve our customers better. We therefore focused on refining our delivery system through customer-oriented initiatives that deliver enhanced satisfaction in order to earn greater customer confidence. Equally important, we revamped our debt and cashflow management processes in order to enhance our financial position. We also invested heavily in strategic intangibles such as people development and organisational improvement programmes, further consolidating our crucial core competencies that will enable us to continuously enhance our services in the future.

As a key member of the GLC, we are committed to support and implement all the 10 GLC Transformation Initiatives driven by the Putrajaya Committee on GLC High Performance (PCG). Indeed, the intended strategies and initiatives in our 20-Year Strategic Plan are aligned with the GLC Transformation thrusts.



ENSURING SUPPLY RELIABILITY

Ensuring a secured and uninterrupted power supply has always been a challenging and demanding task for any electric utility company worldwide. Every year, electricity companies around the globe invest huge sums to ensure the reliability of their respective electricity supply systems.

The year in review saw us dealing with the challenge of a major power disruption on 13 January 2005, involving the southern states of Peninsular Malaysia. However, due to the continuous improvements made to the system over the years, the disruption was contained within the southern part of Peninsular Malaysia without escalating into a national system collapse and we were able to quickly restore the supply of electricity to the affected regions. We were able to handle this test as we take an honest approach to continuously review our existing assets, systems and processes and to upgrade weak links. These efforts are geared to our single-minded aim of providing a reliable 24x365 supply of electricity for Malaysia to help maintain the pace of the Malaysian administration, economy, and lifestyle.

In order to maintain the supply reliability of an electric supply system, we need to ensure adequate system capacity to meet the market demand and system security to withstand the inevitable system disturbances. In order to provide adequate capacity, we have always made sure that additional system capacity is integrated into the system in a timely manner. This is achieved through our own investments in generating plants and electrical network and also through private sector investments in the form of independent power producers (IPP).

For the year under review, we brought on stream a new 750 MW combined cycle power plant under the Phase I Rehabilitation Project of the Tuanku Jaafar Power Station in Port Dickson. The new power plant began commercial operation in June 2005, one and a half months ahead of schedule and deploys state-of-the-art power plant technology that delivers a thermal efficiency of 56 per cent. The timely commissioning of this highly efficient power plant which fires on gas also enabled us to partially combat the challenge of high coal prices during the year under review.

Careful planning and timing in the injection of new generation capacity will optimise our reserve margin level while not compromising supply reliability. In order to further improve the overall supply situation in Peninsular Malaysia and specifically the southern region, a new 2,100 MW coal fired power station will be commissioned in 2006/2007. This new power station is an IPP project located in Tanjung Bin near Gelang Patah, Johor. We have already concluded a power purchase agreement with the project developer, SKS Tanjung Bin. In addition, Phase Two of our Tuanku Jaafar Power Station Rehabilitation Project of a 750 MW combined cycle plant in Port Dickson will be commissioned in 2008 whilst another IPP, Jimah Energy Ventures will add another 1,400 MW coal-fired plant in 2009.

Ensuring adequate capacity is only part of the reliability story. We have also invested substantially in ensuring the robustness of the system so it will be able to withstand unanticipated system disturbances. We follow prudent utility practice to build in sufficient redundancies (back-ups) and protective logics to cope with contingency situations. If a critical component of the system were to fail, disruption of supply to customers will be minimised and disrupted services restored in the shortest possible time.

Electricity Milestones

1907 The electric amplifier was invented by Lee De Forest.

1911 Air-conditioning was invented in Brooklyn, New York by Dr. Willis Haviland Carrier, the Father of Air-Conditioning.

1913 The electric refrigerator was invented.



1947 The transistor was invented.

1949 The Central Electricity Board (CEB) of the Federation of Malaya was established on 1 September 1949.

1965 CEB was renamed the National Board of Malaya (NEB) 22 June 1965.



Customer Hotline and 24-Hour Call Management Centre

A comprehensive system improvement project has been initiated during the year under review to further strengthen the system and improve supply security around the Kuala Lumpur and Klang Valley areas. This currently ongoing Central Area Reinforcement Project (CAR Project) will continue into FY 2006 to upgrade the transmission and distribution systems in Selangor and Kuala Lumpur with an allocation of RM400 million. There will also be other regional system improvement projects such as the replacement and upgrading of the Perak 22 kV distribution system and the replacement programmes for old distribution switchgears and transformers across the Peninsular that will be implemented over the next few years in order of priority.

Other substantial initiatives to improve supply reliability include the ongoing implementation of the Supervisory Control and Data Acquisition (SCADA) and Distribution Automation Project (DA) amounting to RM339 million, as well as the upgrading of the National Load Despatch Centre (NLDC) costing RM50 million and scheduled to be completed by 2008. The SAIDI measure, a key measure of supply reliability, has improved tremendously over the years from 457 minutes per customer per year in 2000 to 148 minutes for the year under review, a hefty 68 per cent reduction over five years. Over the last three years, SAIDI minutes seem to have reached a threshold in improvement at about 150 minutes per customer per year. This SCADA-DA Project will see the completion and upgrading of the Klang Valley Control Centre by January 2006, the roll out to the New Gebeng Industrial Area in Pahang by end 2006, and full coverage for Peninsular Malaysia by end 2007. This and the other system improvement investments will help break this improvement threshold and further reduce our SAIDI minutes to double digits in the years to come.

Maintenance is also a crucial activity for us to ensure that the supply system is able to continuously deliver the electricity to our customers round-the-clock in a safe and secure manner. For the year under review, we invested over RM800 million in maintenance activities.

DELIGHTING CUSTOMERS

We believe that delivering a reliable power supply is important and fundamental in enabling customers' gratification either in their personal or business pursuits. But of equal importance for ensuring total and genuine customer satisfaction is to also meet and exceed customers' service expectations. In the past year, we made concerted efforts to initiate two-way communications with our customers and stakeholders in order to better understand those expectations.

Determined to foster better understanding between the various stakeholders/business customers and us, we participated actively in dialogues over the past year through the quarterly forum of the Electricity Consultative Panel. This forum is a platform for sharing the unique issues of the electricity industry and collecting feedback from representatives of the Energy Commission, the Ministry of Energy, Water and Communications, the Economic Planning Unit, and stakeholders such as FOMCA, FMM, Hotels Association, and the Real Estate and Housing Development Agency (REHDA). It is heartening to note that whilst we are able to better grasp the needs and expectations of our stakeholders/customers, our stakeholders/customers are also beginning to appreciate the challenges and issues that confront us and the efforts towards improvement that we have put in all these years.

Motivated by our desire to delight our customers, we are also working towards building better and stronger business relationships with our important customer groups. Realising the importance of our industrial customers, who consume well over 60 per cent of our energy sales, we have rolled out the FMM Desk, a dedicated help desk that aims at providing timely response to issues related to power supply for the manufacturers. To deepen our commitment to provide better quality of service to the commercial sectors, we are in the middle of concluding our first Service Level Agreement (SLA) with REHDA which is scheduled for signing by year end. The SLA with REHDA spells out clearly the obligations of both parties and will facilitate healthy long-term relationships between our customers and us. In future, more "designer" SLAs will be introduced to specifically fulfil the unique needs of our large customers from the key industrial sectors.

In order to solicit feedback on our service quality from other customers at every segment and level, we engaged community leaders through the Community Leaders Outreach Programme (CLOP). CLOP dialogues strengthen our relations with representatives from local and district government and businesses and the media.

Customer complaints can now be reported conveniently through our enhanced Customer Complaints Channel, which is a web-based complaint management system developed in-house to monitor, analyse and respond to customer complaints. This channel complements the existing 1-5454 Customer Hotline and the 24-hour Call Management Centre. It also integrates customised complaint channels catering to specific stakeholder groups such as NGOs and Government agencies. Our help desk function will be further upgraded through the setting up of the short messaging services (SMS) whereby the public will be able to lodge complaints via SMS by December 2005.

Since our workforce is an important resource, we mobilised them to proactively help reduce any untoward situations by rolling out an internal initiative called 'Electric Eyes'. Through the intranet-based 'Electric Eyes' platform, employees are encouraged to report any aberrations in our installations as well as improvement opportunities, and a dedicated team will monitor these reports and ensure that timely actions are taken to resolve the reported deficiencies.

IMPROVING FINANCIAL EFFICIENCY

As at 31 August 2005, our debt stood at RM29.6 billion. Despite the fact that this is a 7.7 per cent reduction from the previous year's RM32.4 billion, it is still a sizeable debt burden. We also face currency volatility risks given that half of our debt is denominated in foreign currencies. The removal of the Ringgit peg in 2005 was a consolation for us, and the Ringgit's strengthening against major currencies helped us record a forex gain of RM141.8 million for FY 2005.

In FY 2005, we took steps to shrink our debt by redeeming our USD-denominated bonds worth USD394.105 million and issuing new 10-year bonds worth USD350 million to lock in current low interest rates. Moving forward, our strategy is to further trim and term-out our debt and improve the gearing level.

In October 2005, we undertook Malaysia's first USD500 million Multi-Currency Revolving Credit Facility (MCRCF), which lets us borrow in Euro, US Dollars and Ringgit. Proceeds will be used to refinance our existing foreign currency borrowings as well as our foreign currency-denominated capital expenditure and interest payments. The Ringgit tranche allows us to borrow in Ringgit to match our Ringgit-based revenue and shields us from unnecessary currency risks.

I am pleased to report that Moody's raised our credit rating from Baa2 in 2003 to Baa1 in 2005 and in October 2005, Fitch also upgraded our rating outlook from stable to positive.

Improved financials will also enable us to carry out our first ever 1-for-4 bonus issue next year, which will increase the liquidity of our shares in the equity market and attract more institutional investors.

Operationally, we embarked on an aggressive cost management exercise to improve our financial situation, concertedly pursuing measures such as improving debt collection processes, reducing technical losses and losses from electricity theft, as well as reducing other general and administrative expenses. As at the end of FY 2005, we had achieved significant progress in our initiatives to collect from delinquent customers and back bill for theft. We also reduced transmission and distribution losses to 10.5 per cent from 12.8 per cent in the previous year and reduced general and administrative expenses by RM101 million.

More significantly, we have invested in modern power plant technology to achieve better cost-effectiveness. Typically, the new and state-of-the-art generation plant installed in the Port Dickson Phase One CCGT Project provides a high 56 per cent thermal efficiency that will help save fuel costs. Aged assets will be retired and replaced where appropriate to improve our asset quality and lower our cost of producing and transporting power. The 360 MW Prai oil-fired power plant was decommissioned in May 2005 to make way for the redevelopment of another highly efficient power plant. We have also revised our maintenance policy from previously time-based maintenance practices to the condition-based monitoring programme and reliability-centered maintenance management system to optimise our maintenance costs.

Such cost management efforts have helped us mitigate the impact of higher coal prices, which drove our fuel costs up by 29 per cent in FY 2005. Indeed, prudent cost management was the prime factor behind our sustained operating profit for the year under review. Despite higher coal prices, rigorous cost controls helped us achieve an operating profit of RM3.13 billion which was lower than last year by just five per cent.



Experience Customer Service Excellence

Finally, we intend to capitalise on our valuable landbanks in the Klang Valley to diversify our income streams and unlock asset value. Four parcels of land have been earmarked for development via joint ventures with reputable property developers.

TOWARDS SERVICE EXCELLENCE

Quality management is fundamental in ensuring our continued existence. Hence in our company quality policy, quality is our business. We will continue to focus on the ongoing Process Standardisation and Improvement (PSI) Programme that began in FY 2005 to further enhance productivity and efficiency across the board, raising service performance in the process. The PSI Programme is aimed at improving key business processes to improve our services to our customers, enhancing quality and productivity through improved service delivery to internal customers, thus generating bigger savings and income as a result. Through the PSI programme, I am confident that we will meet our target of achieving the ISO9001:2000 Quality Management Certification by end of February 2006.

We have also stepped up efforts to implement the T7 Initiatives introduced in 2002 and made significant progress in reaping the desired results. This programme will continue to be a major improvement initiative until targeted completion in 2007. The 20-Year Strategic Plan provides the strategic direction to extend beyond the T7 horizon in order to maintain the pace of continuous improvement and to focus our efforts on the realisation of our vision to be among the leading corporations in energy and related businesses globally.

BUILDING HUMAN CAPITAL

We firmly believe that people are our prime asset in delivering value-added services. Therefore, we will continue to channel a sizeable portion of our annual budget to training and human capital development. Last year, we invested RM50 million in the development of our human capital. All our employees have embraced the new performance-oriented culture driven through Key Performance Indicators (KPIs) and anchored on our noble shared values system. This has certainly been instrumental in boosting productivity and thus brings us closer to our goal of becoming the best regional company by 2010.

We have also implemented appropriate efforts to create a quality, safe and harmonious working environment through the Occupational Safety and Health (OSH) management system and through conscientiously accommodating workers' and unions' requirements where reasonable and appropriate. I am pleased to report that all the unions recently signed the new Collective Agreements following speedy negotiations, thus sustaining industrial harmony.

We will also be investing significantly in succession planning to ensure that we have a ready pool of talents to meet the manpower needs of the future.

LOOKING AHEAD

FY 2006 looks set to be another challenging year for us even though world energy prices have abated somewhat and do not seem likely to retrace back to the price level of the previous years. Oil and coal prices are now hovering at around USD60 per barrel and around USD50 per tonne respectively. The Gas Supply Agreement with Petronas will expire this December and the new gas price is still an uncertainty. Inflationary pressures are building and we have been absorbing higher input costs since 1997 through our prudent cost management efforts. We are confident that in due course, the authorities will address these imbalances that we have had to bear in the past.



Launching of the TNB Process Standardisation and Improvement Programme (PSI)

Securing the funds necessary for the required investments to meet demand growth and to improve system reliability will be equally challenging since we have to simultaneously consider the reduction of our huge debt burden in order to sustain the financial health of the company.

In addition, sales growth recorded in the final quarter could be indicative of slower demand growth this year. We might require even more aggressive cost management programmes to address this lower-growth situation, and this could be challenging in an inflationary environment. Nonetheless, we are confident that we can handle this situation effectively as we are prepared for that eventuality.

Energy security has always been a complex and strategic topic. Globally, we can observe how major nations are positioning themselves to secure the continuous supply of energy resources. Malaysia is blessed to be well-endowed with oil and natural gas and hydro energy. Moving forward, crafting a sustainable policy on energy development and deployment will constitute a key test for energy professionals and policy makers. Such a policy will have very significant impact on our future operations. As a knowledgeable organisation in the energy field, we will continue to actively participate in Government-led policy discussions and help shape the landscape we operate in for the mutual benefit of all.

One promising source of potential energy is the huge hydro resource in Sarawak. The challenge lies in finding the most economical way to channel that energy to the load centers in Peninsular Malaysia. Other less significant but important source will be renewable energy (RE). Under the present high cost of development and operations, it will not be able to contribute a very high percentage to the industry's generation mix. However, coupled with energy efficiency initiatives, renewable energy will form a very important option to address the challenge of energy demand in the future.

The staged implementation of the ASEAN Power Grid also offers significant future potential and we have taken very significant steps over the years to become network-ready for such a requirement. Our transmission lines are now connected with Thailand and Singapore, effectively facilitating mutually beneficial commercial energy trades and at the same time providing security support between the connected systems. It is also heartening to note that revenue from the sale of energy to EGAT, Thailand has increased substantially over the previous year. Plans are in the pipeline to connect Sumatra Island with Peninsular Malaysia, paving the way for future energy trades between the two countries.

ACKNOWLEDGEMENTS

Despite the more challenging environment ahead, I am confident that all our staff will rise to the occasion based on their exemplary track record in FY 2005. I am especially grateful to the management and staff for the hard work and relentless efforts they put in to improve our overall performance throughout the whole of last year.

In our journey of improvement, we have been blessed with the support of many parties. We are indebted to Government Ministries and the Regulators, especially the Ministry of Energy, Water and Communications and the Energy Commission for the support given to us during trying times and inspiring us to do better. I also wish to express my gratitude to the Board for their invaluable guidance and generous support rendered to our plans and improvement programmes.

Finally, on behalf of our Company, I wish to thank all our customers for their kind patronage and for patiently bearing with us despite the troubles of the past year. In return for your unwavering support, we pledge to strive harder than ever to provide the service quality and the reliable power to meet your expectations.

"POWERING THE NATION"

DATO' CHE KHALIB BIN MOHAMAD NOH
President/Chief Executive Officer

FULFILLING DREAMS





Your dreams are the goals of your future. Our goal is to help you realise them.

The Generation Division is one of the core business divisions of TNB, entrusted to develop, operate and maintain TNB's portfolio of power-generating units. The division is headed by the Vice President (Generation).

The Generation Division operates TNB's six thermal generation assets and three major hydro generation schemes in Peninsular Malaysia. The six thermal power stations are made up of gas, coal and oil-fired conventional thermal plants as well as open and combined-cycle gas turbine plants. It also operates an IPP in Pakistan and represents TNB in the IPP subsidiaries of Kapar Energy Venture and TNB Janamanjung.


generation

Abdul Razak bin Majid
Vice President

The Generation Division also manages power plant projects through its Generation Asset Development Unit and carries out repair and maintenance services through the Repair and Maintenance Department and TNB Repair and Maintenance Sdn. Bhd. (REMACO).


TNB GENERATION AVAILABILITY FACTOR
Percentage (%)
100
80
60
40
Sept 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
CCP
Manjung
Conv Oil/Gas
OCGT
Hidro
TNB

GRAPH 1

Plant Availability

During the year under review, the overall availability factor of TNB power plants was 85.6 per cent, higher than the target value of 84.6 per cent by 1.2 per cent. The availability factor was lowest in July 2005, due to the high planned outage rate of 15.1 per cent (see Graph 1). The outages were mainly at Manjung Power Station, Gelugor and Paka.

Among the different plant types, combined-cycle plants achieved an availability factor of 84.6 per cent; conventional coal thermal plants 78.5 per cent; conventional oil/gas thermal plants 89.1 per cent; open-cycle gas turbines 83.5 per cent, and hydro plants 93.9 per cent (see Graph 2). There was an overall improvement for most of the plant types compared with the last Financial Year except for open-cycle gas turbines.

AVAILABILITY BY PLANT TYPE


100
90
80
70
60
50
70.9
84.6
CCP
77.0
78.6
Conv Coal
79.7
89.2
Conv Oil/ Gas
93.8
83.5
OCGT
92.9
93.9
Hydro
81.7
85.6
TNB
FY 2005
FY 2004

GRAPH 2

Highlights

The availability factor of 85.6 per cent was an improvement over the 81.7 per cent achieved in the same period of the last Financial Year. The unplanned outage rate was also better at 6.1 per cent, compared with the previous year's rate of 9.5 per cent.

A milestone for Generation Division was the commercial operation of the highly efficient 750 MW Combined Cycle plant under the Phase One Rehabilitation project of Tuanku Jaafar Power Station (TJPS) Port Dickson on 13 June 2005, following successful completion of the project 1.5 months ahead of the schedule. Other notable events include the decommissioning of the Prai 3x120 MW Power Station Plant on 4 May 2005 to make way for the redevelopment of a highly efficient power project.

Station Performance Review

The overall station performance for FY 2005 was good except for the lower than expected availability factor and unplanned outage rate of Manjung Power Station, Paka and Serdang Power Stations (Refer to Graph 3 and Graph 4 for the availability figures and unplanned outage rate achieved by all power stations for FY 2005 respectively).


AVAILABILITY BY STATION
100
95
90
85
80
75
70
65
60
90.1
76.3
99.2
86.8
94.5
80.8
78.5
95.8
93.6
84.8
85.6
Connaught Bridge Power Station
Paka
Port Dickson
Pasir Gudang
Glugor
Serdang
Manjung
Sungai Perak
Kenyir
Cameron Highlands
TNB

GRAPH 3

UNPLANNED OUTAGE BY STATION


15
12
9
6
3
0
Connaught Bridge Power Station 3.6 4.0
Paka 7.8 4.0
Port Dickson 0.8 4.0
Pasir Gudang 2.1 3.7
Glugor 0.6 4.0
Serdang 10.0 4.0
Manjung 12.6 6.0
Sungai Perak 1.3 2.0
Kenyir 2.0 2.0
Cameron Highlands 3.3 2.0
TNB 6.1 4.0
Actual
Target


GRAPH 4





A view of Kenyir Power Station

SALES BY STATION FOR FY 2004 AND FY 2005


12,000
10,000
80,00
6,000
4,000
2,000
0
3072
2735.1
Connaught Bridge Power Station
4583
5785.6
Paka
0
1278.2
Port Dickson
2630
3564.2
Pasir Gudang
1744
2271.4
Glugor
1500
1650.8
Serdang
10430
10721.0
Manjung
2060
2074.7
Sungai Perak
1811
1927.2
Kenyir
785
533.2
Cameron Highlands
FY 2004
FY 2005

GRAPH 5

Energy Sales

Total energy sales for FY 2005 were 34,087 GWh (inclusive of PD1 test energy) or 32,719 GWh (excluding PD1 test energy), higher than the target value of 32,870 GWh. Manjung Power Station (10,899 GWh) contributed the highest sales followed by Paka Power Station (5,786 GWh) and Pasir Gudang Power Station (3,565 GWh). Connaught Bridge and Cameron Highlands Power Stations show a decrease in the energy output (See Graph 5 for the comparison between FY 2004 and FY 2005 for the energy sales by each Power Station).

TNB's market share was 39.6 per cent and with the inclusion of Kapar Energy Venture (KEV), the market share will be 52.2 per cent (See Graph 6 for the breakdown in energy market share for TNB and all the IPPs).

Generation from gas fuel contributed 55 per cent of the total energy sent out by TNB Generation Division, followed by coal at 32 per cent and hydro at 13.7 per cent (refer to Graph 7). TNB plants' fuel mix for the period under review has changed as gas and hydro's contribution to the generation mix have increased by 13 per cent and 1.7 per cent respectively whereas coal has decreased by 14 per cent. Graph 8 shows the generation mix for the system for FY 2005.

GENERATION MARKET SHARE


YTL 9%
KLPP 6%
PDP 1%
PTEK 0%
SGRI 8%
SGRI GB3 5%
PGL 6%
PLWN 3%
CUF 1%
PLPS 6%
SKSP 2%
KEV 13%
MNJG 13%
TNBH 5%
TNBG 20%
TJGS 2%
Imp/Exp 2%

GRAPH 6 *(Note: Percentages have been rounded up)*




TNB FUEL MIX
Gas 55%
Coal 32%
Dist 0%
MFO 0%
Hydro 13%
SYSTEM FUEL MIX
Gas 71%
Coal 22%
Dist 0%
MFO 0%
Hydro 5%
Import/ Exp 2%

GRAPH 7

GRAPH 8

Thermal Efficiency

TNB's overall net thermal efficiency was 36.9 per cent compared to the target of 35.4 per cent. All the thermal plants had exceeded the targeted value and Graph 9 shows a comparison between actual and target value.


THERMAL EFFICIENCY BY STATION
45
40
35
30
25
20
34.5
33.7
Connaught Bridge Power Station
38.0
37.0
Paka
33.1
32.9
Pasir Gudang
41.0
39.8
Glugor
26.1
25.8
Serdang
38.8
38.1
Manjung
Actual
Target

GRAPH 9

Generating Capacity and System Maximum Demand

TNB current total generating capacity is 8,087 MW (including PD1's 714 MW), comprising thermal of 6,206 MW (excluding Prai Power Station's 308 MW) and 1,881 MW for hydro plants.

The highest maximum demand for the period under review was 12,493 MW, achieved on 5 May 2005, which is also the year-to-date highest maximum demand. Graph 10 shows the demand trend for FY 2005.


MAXIMUM DEMAND TREND
(MW)
12,600
12,400
12,200
12,000
11,800
11,600
11,400
11,200
11,727
11,948
11,722
11,638
11,955
12,276
12,359
12,463
12,493
12,491
12,249
12,410
Sept 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05

GRAPH 10

Generation Asset Development Projects FY 2005

The generation asset development projects in the tendering, construction or commissioning stage during the year under review include Port Dickson Phase 1, Port Dickson Phase 2, the redevelopment of Prai Power Plant and the rehabilitation of Control and Instrumentation (C&I) for Paka Power Plant. Efforts are also underway for the rehabilitation of the Cameron Highlands and Batang Padang Hydro Electric Schemes.

Repair and Maintenance

The Generation Division provides various repair and maintenance services through REMACO, a TNB subsidiary and among the services offered are:

- Mechanical repairs and scheduled maintenance of various types of gas turbines, steam turbines, hydro turbines, boilers and certain auxiliary equipment.
- Mechanical diagnostics including Non-Destructive Testing, Vibration Analysis and Balancing, Boroscope Inspection, Thermography, Laser Alignment and Laser Leveling.
- EBARA Authorised After-Sales Service for all types of EBARA pumps including spare parts supply.



- Electrical repairs and scheduled maintenance of various types of generators and motors.
- Electrical diagnostics such as ELCID, RSO, AC/DC High Voltage Test, Partial Discharge.
- Test Services – Performance test of gas and steam turbines, dependable capacity test, generator performance test or grid code test, protection relay test and calibration, PSS Tuning and laboratory calibration for measuring tools and equipment.
- Repair shop – refurbishment of GE Gas Turbine stationary components and certain structural components of ALSTOM and SIEMENS gas turbines, exhaust duct repair, specialised coating works, machining work for steam turbine stationary components and metallurgical analysis including replica works.

As of today, REMACO's main customer is still TNB power stations, including SESB. Nevertheless, REMACO has become a major player in providing repair and maintenance services to other customers in the power generation industry such as Segari/Malakoff, Powertek, Genting Sanyen, PETRONAS Combined Utilities Facility (CUF) Kerteh/Gebeng and SESCO.

REMACO has also carried out a few maintenance projects overseas, such as those in Myanmar for the Myanmar Electricity And Power Enterprise in collaboration with a third party.

Efficiency Improvement

To drive overall efficiency, TNB has embarked on the Generation Performance Monitoring System (GPMS) Project, which aims to provide a division-wide business and power plant performance optimisation tool for more effective management of its assets and resources to achieve business goals. By making plant data available across the division, this executive information system will increase the speed and accuracy of decision making. All power plants will ultimately be connected to the system, and the project will pilot at Manjung Power Station.

KPI's and T7 Transformation

Like the whole organisation, Generation Division has a set of specific KPIs and T7 targets to deliver under TNB's change management initiative. Apart from delivering the PD Rehabilitation Project ahead of schedule and reducing unplanned outage, other wins during the year include the optimisation of operating budgets, where we delivered utilisation of 75.52 per cent against a target of 95 per cent, and the reduction in total cost per generation unit from 10.16 sen to 10 sen.

Improving Competency

For the Financial Year ended 31 August 2005, the Generation Division has undertaken several major initiatives to enhance the technical competencies of the staff.

Analysis of training effectiveness through technical competency assessment via the Performance Management System (for executives) and the HRD Power Competency Management System (for non-executives) showed that executives improved their competency level by 8.9 per cent and non-executives by 4.9 per cent.

A key milestone during the year was the joint implementation of International Certificate/Accredited Training Programmes with ILSAS in collaboration with prestigious bodies such as The Welding Institute, UK (TWI), TurboInstitut Slovenia (TI), and Empower, UK, for executives and engineers to enhance their competitiveness in power plant operation and maintenance. We also upgraded the Human Resource Development System (HRDS) software known as HRD Power – which covers technical competency management in all the TNB power stations – to HRD Power.Net to cater for all staff in the division.

The Transmission Division's primary roles are to provide a safe, reliable and economical operation of the grid system in conformity with the Malaysian Grid Code. In achieving these objectives, the Transmission Division closely aligns its core activities to the strategies adopted by TNB.

The Division manages and operates the 132 kV, 275 kV and 500 kV transmission network of TNB known as the National Grid. The system spans the whole of Peninsular Malaysia, connecting power stations owned by TNB and Independent Power Producers (IPPs) to the customers. The Transmission Division's activities range from strategy formulation, system planning, engineering, wayleave management, project management, control operations and maintenance to fuel purchases for TNB as well as the IPPs.

The National Grid, which is the backbone of the integrated transmission network, is interconnected to Thailand's transmission system operated by Electricity Generating Authority of Thailand (EGAT) in the North via a HVDC interconnection with a transmission capacity of 300 MW and a 132 kV HVAC overhead line with maximum transmission capacity of 80 MW. In the South, the National Grid is connected to Singapore's transmission system at Senoko via two 230 kV submarine cables with a firm transmission capacity of 200 MW.



Dato' Mohd Zainal bin Azirun
Vice President


transmission

national grid chart


TELUK EWA (68 MW)
PERLIS
PULAU LANGKAWI
KEDAH
PRAI (360 MW)
PULAU PINANG
PERAK
GELUGOR (220 MW)
KELANTAN
South China Sea
TERENGGANU
PAKA (1,136 MW)
JANAMANJUNG (2,100 MW)
PAHANG
SELANGOR
KAPAR (2,420 MW)
N.SEMBILAN
CONNAUGHT BRIDGE (832 MW)
SERDANG (625 MW)
MELAKA
JOHOR
PORT DICKSON (360 MW)
Straits of Melaka
PASIR GUDANG (729 MW)
TANJUNG BIN (2100 MW)
POWER PLANT
Thermal
Hydro
IPP
500 kV O/H
275 kV O/H
132 kV O/H
132 kV C/B
66 kV O/H

STRATEGY

The Division is responsible for the medium and long-term planning for the generation and transmission network for the country. In formulating long-term power system development plans, the Division prepares the National Demand Forecast, the Generation Development Plan and related energy studies which include the Regional Development Plan and the Grid System Development Plan.

Additionally, the Division also undertakes specific technical studies associated with the transmission and generation system including feasibility studies for trans-country interconnection. It also provides consultancy services to SESB with respect to power system development in Sabah. In carrying out the responsibility of short-and-medium term operations and production planning of the Grid System, the Division prepares the national load despatch schedule with a five-year operation plan. Network security studies are conducted together with contingency and grid system defense plans, besides coordinating generator and transmission maintenance outage.

The formation of TNB Fuel Services Sdn. Bhd. (TNB Fuel) was targeted to facilitate proper management of coal supply to be utilised by TNB and the IPPs. With a single purchaser of coal in the power generation sector, the Government envisaged that the supply of coal to the power generation sector would be better managed and coordinated. Besides coal management, TNB Fuel also manages gas contracts for TNB and other fuels for TNB generators. As the IPPs' coal plants are in the implementation stage, current purchases of coal are utilised for TNB usage only.

In line with the Division's commitments towards business excellence and improving efficiency driven by the T7 strategies of TNB, the Division continues to focus on areas of 'Safe, Reliable and Economic Grid System', 'Prudent CAPEX Management' and 'A Good Place to Work'. These commitments are cascaded down to the various departments within the Division to ensure consistency and clarity in managing business expectations.

OPTIMISING ASSETS

The core policies and transmission asset strategies are formulated to ensure a favourable return on investment for transmission assets. To achieve this, the Division is maximising the lifetime performance of the transmission assets in terms of reliability, availability and cost efficiency.

Our transmission line spans majestically ensuring effective continuous supply







The Division has identified three strategic imperatives under the T7, which are improving asset utilisation, optimising substation design and ensuring that projects are completed on time and within budget. Improvement in asset utilisation will help in reducing the capital expenditure incurred by TNB as well as to ensure that TNB's assets are utilised efficiently.

The Transmission Division is aiming to increase the asset utilisation factor to 40 per cent by the year 2007 as compared to a factor of 35 per cent in 2002 without sacrificing reliability and security of the system. This would lead to a cost savings of RM66 million by 2007. The initiatives that will be carried out include improving cross-divisional planning, reinforcing the distribution system and increasing transformer loading capacity.

By planning towards optimum substation design, the future design of the substation is dependent on the locality and criticality of the substation. The use of Gas Insulated Switchgear (GIS) will be limited to urban areas where scarcity of land is an issue. Project management will be a key focus of the Transmission Division, which will encompass transmission planning, wayleave management, project identification, the tendering process and project implementation. Efforts will be directed towards not only ensuring that transmission projects will be completed on time and within budget but also to ensure that the facilities meet all the quality standards set by the Division and the Group.

CUSTOMER-ORIENTED INITIATIVES

In line with TNB's effort to meet its customers' expectations, the Division is committed to ensure high system reliability, high security of supply, high system availability, improvement of restoration time and high quality of supply. The Division is strengthening its key capabilities which include effective operation and maintenance practices, adoption of Reliability Centered Maintenance (RCM), effective procurement process and regulatory management, proper project control, adoption of an integrated planning approach and efficient use of financial resources. The Transmission Division is also implementing a Condition-Based Maintenance Management System Project (CMMS) to replace the existing time-based maintenance practices. In terms of live line maintenance, more live line teams will be set up in line with the divisional strategy to reduce planned outages of 132 kV and 275 kV lines.

Although system resilience has improved substantially within the last five years, security of supply remains one of the most critical elements necessary to keep the National Grid intact. As such, the Division is putting in place an effective and reliable defence plan, a contingency plan and an efficient generation outage plan to ensure that system security remains a topmost priority.

Efforts to strengthen system security are focused towards reducing voltage violations, conducting dynamic system security assessment, ensuring optimal hydro management and spinning reserve management to ensure system security. Planning activities also complement efforts to enhance system reliability by balancing the demands of the customers with a cost-effective and reliable network.

The Transmission Division is continuously benchmarking itself against other international transmission operators and has participated in International Transmission Operation and Maintenance Studies (ITOMS). It is hoped that knowledge sharing and adopting best practices from other international utilities will directly improve the transformer and lines tripping rates, improve performance of the secondary equipment and subsequently lower system minutes.

TOWARDS PRODUCTIVITY AND QUALITY IMPROVEMENT

The Division is currently undertaking the Process Standardisation and Improvement (PSI) exercise in line with TNB's target to be ISO 9001:2000 certified by 31 December, 2005. This exercise will assist the Division in improving its business processes and work procedures towards enhancing greater efficiency and increased productivity.

As part of a continuous human capital development process, the Division implements various initiatives to enhance the technical competencies of its personnel. It encourages professional enhancement through continuous professional training and development. The Division promotes engineering excellence through personnel participation in seminars and forums at local and international levels. The concept of "Gung Ho" is implemented as a tool to drive common shared values that will assist the Division in realising its business objectives.

The Distribution Division is entrusted to conduct two value chain business activities on behalf of TNB: distribution network operations and electricity retail operations. In the network business, the Division plans, constructs, operates, performs repairs and maintenance and manages the assets of the 33 kV, 22 kV, 11 kV, 6.6 kV and 415/240 volt in the Peninsular Malaysia distribution network. To conduct its electricity retail business, it operates a network of State and Area offices to purchase electricity from embedded generators, market and sell electricity, connect new supply, provide counter services, collect revenues, operate call management centres, provide supply restoration service, and cultivate strong customer and government relationships. Operationally, TNB Energy Services Sdn. Bhd. (TNB-ES), reports to the Division. TNB-ES is its partner in offering consultancy services and energy solutions to TNB's 6.2 million customers in areas such as renewable energy, energy efficiency, embedded generation and co-generation and mitigation of power quality issues.

In order to contribute to the realisation of TNB's vision, the Division has the following mission to accomplish:

> *"To provide timely and continuous supply of electricity and related products and services to customers' expectations, and effectively act as a key agent for national developments, whilst meeting our shareholders' expectations"*

To date, Distribution has 13 offices at state level, 37 area offices, 53 branches, 32 small branches, 13 Call Management Centres (CMC) and 142 Kedai Tenaga throughout Peninsular Malaysia to provide better facilities, convenience and more efficient customer service. The CMCs are contactable through the single common number 1-5454 and operate on a 24-hour basis.



Ir. Aishah binti Dato' Haji Abdul Rauf
Vice President

distribution



CUSTOMERS

Total registered customers as at 31 August 2005 are 6,253,239 reflecting an increase of four per cent from the previous year's total of 6,010,087.

ELECTRICITY SALES AND REVENUE

The total electricity sales recorded for the period of 1 September 2004 to 31 August 2005 showed a steady increase from 68,963,557 MWh to 73,103,332 MWh with an increase of six per cent which is in line with the general economic growth of the country.

STRATEGIC INITIATIVES

Subsequent to the inception of TNB's T7 project, Distribution has streamlined its efforts to focus on the implementation of the following four T7 Strategic Initiatives (SI) to help transform TNB into the region's best Company.


CUSTOMERS
('000)
5,500
4,400
3,300
2,200
1,100
0
Domestic
Commercial
Industrial
Mining
Public Lighting
FY 2004
FY 2005

GRAPH 2


ELECTRICITY SALES
Unit MWh ('000)
40,000
32,000
24,000
16,000
8,000
0
Domestic
Commercial
Industrial
Mining
Public Lighting
FY 2004
FY 2005

GRAPH 1


REVENUE
Value (RM million)
8,000
6,400
4,800
3,200
1,600
0
Domestic
Commercial
Industrial
Mining
Public Lighting
FY 2004
FY 2005

GRAPH 3



Illuminating our Kuala Lumpur skyline since 1949

SUPPLY RELIABILITY AND QUALITY

"Keeping the lights on" is the primary function of the Division's network operations. The reliability of the distribution system (measured by SAIDI – System Average Interruption Duration Index) has improved from 152 minutes/customer/year in FY 2004 to 148 minutes/customer/year this year. The improvement in system reliability was due to improved response time through change of work process, implementation of preventive maintenance program and reinforcement of the distribution network. The ongoing SCADA and Distribution Automation project is expected to produce a marked improvement in SAIDI from 2007 onwards.

For FY 2005, TNB had embarked on and implemented various Power Quality (PQ) initiatives including: involvement in the development of Standardisation of PQ Guidelines and Standards with SIRIM, conducting 28 seminars on PQ, identifying 60 sites for permanent PQ Monitoring System, and conducting 63 power quality audits at customer premises throughout the Peninsular Malaysia.

EXPANSION OF NETWORK CAPACITY

In our effort to organise the planning and project implemention work for the Distribution Division, a new department called Asset Planning and Development was established. During FY 2005, 27 Main Distribution Substations and Main Switching Substations were commissioned adding up to a total of 901. Meanwhile, an additional 57 Main Distribution Substations and Main Switch Substations are currently being planned and will be commissioned in stages.

LOSS REDUCTION

Efforts to reduce losses were intensified in FY 2005. During the year, the focus has mainly been on eliminating under billing cases as well as preventing theft. Additionally, steps have also been taken to enhance our monitoring and detection capabilities by implementing the Remote Meter Reading (RMR) project and by upgrading our existing monitoring and detection systems. To ensure timely completion of all the activities planned for the Financial Year, TNB has recruited 293 contract technicians together with the necessary tools and equipment. A total of 441,662 customers' metering installations were inspected and all the irregularities discovered during the year have been rectified. To prevent recurrence of theft and tampering of meters, TNB has embarked on a project to physically protect the metering installations of customers defined as high-risk customers.

During the Financial Year, a total of 1,987 Large Power Customers (LPC) in the Klang Valley had been installed with RMR equipment. In addition, another RMR project for all High Voltage and Medium Voltage Customers numbering around 3,000 customers considered as Phase One, has been underway since July and is targeted for completion within the second quarter of the next Financial Year. Subsequently, the RMR project is expected to cover all low voltage LPC's totaling 60,000 customers in Phase Two.

Most of the existing power capacitors in the distribution networks have been repaired and operationalised. At the end of FY 2005, 84 per cent of the five MVar 11 kV capacitor banks and 54 per cent of the 200-300 kVar 415 Volt capacitor banks have been commissioned. These capacitor banks will improve network line loading and reduce technical losses. Consultancies were also given to selected customers on improving their average power factors to a minimum of 0.85 and reducing their power factor penalties.

ELECTRICITY MARKETING

The Sunday Tariff Rider (STR) and Off Peak Tariff Rider (OPTR) introduced in February 2002 expired on 31 May 2005. In view of their effectiveness in stimulating growth and improving the energy efficiency of industrial and commercial customers, STR and OPTR were extended until 30 November 2005.

The 'Sinaran Merdeka 2005' incentive scheme was once again offered by TNB to all its commercial customers in conjunction with the Merdeka Day celebrations and also to support the Government's aspiration to brighten and illuminate buildings in city centres. The incentive was offered from 1 August 2005 until 30 September 2005.



Experience our award winning customer service counter

CUSTOMER SERVICES

In order to facilitate its effort to foster better customer relationships, a new department called Customer Services and Marketing was established. *Program Aduan Pelanggan* (PAP), *Electric Eyes* and *Power Alert* are three web-based systems implemented towards achieving the department's objective. Additionally, customised complaint channels that cater for specific customer groups such as the LPCs, NGOs and relevant Government agencies were also introduced besides organising regular scheduled meetings with industry leaders and *PRIME* site visitations. The FMM Desk was set up in Distribution Headquarters to provide a conducive environment in promoting two-way communications between TNB and the local manufacturing federation.

Once again, the Customer Satisfaction Index (CSI) survey exercise is being undertaken. The survey result shows an upward improvement as compared to the previous survey conducted in FY 2002. TNB achieved a score of 6.9 as compared to 6.7. Another important survey focusing on Kedai Tenaga is also currently being carried out to gauge the level of services provided by these payment centres. TNB Melaka also achieved the distinction of winning the Best Customer Service Counter Award category in the Ministry of Energy, Water and Communications Quality Awards on 21 February 2005.

CUSTOMER FACILITIES

Currently, there are numerous facilities provided for customers to settle their electricity bills, such as at Kedai Tenaga counters, One-Stop Collection Centres, Direct Debit, Auto Debit, online payment via web-sites, payment via phone banking, payment via ATM, mobile collection and over-the-counter payments together with some participating banks/agencies. During the Financial Year, TNB has widened the coverage of its payment channels via the Internet by including three additional participating banks and Pos Malaysia, whilst Alliance Bank and EON Bank have opened up payment channels via their service counters. The Auto Debit scheme will be extended further to Diners Club charge card holders in the near future.

The existing CIBS (Customer Information Billing System) in use for the maintenance of customers' information, billing and collection is currently being upgraded under the e-CIBS project, which will be rolled out in stages starting November 2005. The upgrade will provide significant new functions such as comprehensive LPCs' meter maintenance, customers' load profiles, online real time bill payment updating, online nationwide customer enquiries, and streamlined business processes that will provide immediate benefits to our customers.

We use latest technology for efficient meter reading



GOVERNMENT & COMMUNITY PROJECTS

TNB's image as a caring corporate citizen is further reflected in its involvement in the Rural Electrification Programme under the purview of the Ministry of Rural and Regional Development. TNB is undertaking this social obligation since it is one of the Government's strategic initiatives to improve and uplift the socio-economic standing of the rural population. The projects are currently being funded by the Akaun Amanah Industri Bekalan Elektrik (AAIBE) with TNB as a major contributor. During the year, a total of 67 projects were completed benefiting 9,920 households at a cost of RM29,044,478. TNB's expertise in the implementation of these Rural Electrification projects since 1970's is now further enriched by meeting the challenge posed by the very remote, isolated and non-accessible areas that are to be provided with the alternative non-grid 24-hour quality and reliable power supply. This is possible through the implementation of the solar/diesel hybrid solution.

Besides that, TNB has successfully implemented Phase One of the Rural Streetlight Programme, which covers the upgrading of a total of 57,526 streetlights from 70 watt to 150 watt. As an extension to that, the Ministry of Rural and Regional Development has given their consent for TNB to pursue the second phase of the project, which will cover the whole of Peninsular Malaysia.

TNB also continued to offer discounts on electricity bills to houses of worship, welfare homes/organisations, government-aided schools and institutions of higher learning, the mining industry and a Special Industrial Tariff to qualified industrial customers. All those cost TNB about RM306.2 million last year with the Special Industrial Tariff accounting for about RM280 million; houses of worship, welfare homes/organisations, government-aided schools and institutions of higher learning accounting for about RM24 million; and the mining industry accounting for about RM2.2 million.

SUPPORT FOR RENEWABLE ENERGY DEVELOPMENT

As of August 2005, TNB has signed five Renewable Energy Power Purchase Agreements (REPPAs) with a total capacity of 26.2 MW. The total contracted capacity from renewable energy under REPPA is expected to increase in the next Financial Year of 2006 in view of the fact that five more renewable energy projects with a combined capacity of 31.8 MW have concluded REPPA negotiations.



Reaching and lighting up the rural homes and places of worship

As a support for the Government's Small Renewable Energy Power Programme (SREP), TNB is constantly undergoing an active series of negotiations with SREP developers who wish to develop various renewable energy projects including mini hydro, landfill gas and bio-mass (palm oil waste, wood waste, rice husk). Seven more renewable energy projects are in the final stage of the negotiation process.



Staff of Distribution Division at 'Sukan Teknikal 2005'

STAFF MOTIVATION AND COMPETENCY DEVELOPMENT

Employee training and human resource development programmes are essential in supporting the organisation's initiative. As such, a total of RM2 million was spent with each employee attending an average of 9.5 days of training and development within FY 2005. Besides that, the Distribution Division's Technical Sports programme was also introduced to inculcate good working practices within the technical group of employees. Prime assembly sessions were also organised at state level to enhance better teamwork.

TNB ENERGY SERVICES SDN. BHD.

TNB Energy Services Sdn. Bhd. (TNB-ES) specialises in providing energy solutions to TNB customers for quality and reliable electricity. TNB-ES offers a complete package to undertake and develop Renewable Energy, Power Quality and Energy Efficiency projects.

i) Power Quality/Energy Efficiency – TNB-ES has successfully installed 60 units of Power Quality recorders at various substations throughout Malaysia for Distribution Division's Power Quality Monitoring System allowing real-time data to be accessed from any computer within TNB's intranet. In energy efficiency, TNB-ES has completed a load profile study for a few customers.

ii) Renewable Energy (Solar Hybrid) – Successfully implemented and commissioned six solar hybrid generating stations on the islands off Mersing in Johor. TNB-ES is the Engineering, Procurement and Consulting (EPC) contractor for TNB and these projects were financed by AAIBE under the Ministry of Energy, Water and Communications for the rural electrification programme by the Ministry of Rural and Regional Development. Other ongoing projects due for completion in FY 2006 are the installation of automation system for Distribution Division's diesel generating station in Langkawi and another two solar hybrid stations in Pulau Tinggi off Mersing. In addition, there are three pilot projects within the rural areas of Sabah and five projects for the Orang Asli settlements in Pahang, Kelantan and Perak. TNB-ES is also capitalising on the success of the solar hybrid project to secure jobs in Indonesia.

iii) Renewable Energy (Biomass/Biogas/Mini Hydro) – the 2 MW landfill gas generating station project in Puchong started re-contributing to the grid in April 2005. This generating station is now 70 per cent owned by TNB-ES as the remaining 30 per cent have been sold to the Selangor State Government. This project which is also the first biomass Renewable Energy project in Peninsular Malaysia was adjudged the winner in the Asean Energy Awards 2005 competition recently under the Renewable Energy (on-grid category).

Beginning April 2005, TNB-ES was given the mandate to operate and maintain 35 of TNB's Mini Hydro Power Stations. During handover, there were only nine stations in operation but the number has now increased to 12 stations. TNB-ES is also given the task of reviving and rehabilitating the remaining idle stations, where feasible.


STESEN
SOLAR HIBRID
KG.DUKU
PULAU SIBU

A Solar Hybrid Station at Pulau Sibu, Johor

finance



Izzaddin Idris
Chief Financial Officer

The Finance Division plays an important supporting role in TNB's mission to realise its ultimate vision of becoming a leading corporation globally. The Division is principally responsible for:

- The alignment of all business plans with the Group's strategic aspirations as embodied in the 20-Year Strategic Plan developed and monitored by the Division
- Formulating the Group's debt liability management which includes the design and execution of a financial strategy to attain an optimal capital structure
- Sourcing the Group's annual funding requirements
- Implementing the Group's strategic investment policy and its quest to grow its core and non-core businesses
- The implementation and monitoring of effective cost management practices and financial controls
- The upgrading of overall systems and processes to ensure timeliness and effectiveness of financial reporting
- Ensuring that the Group complies with all relevant tax legislations and financial reporting requirements
- Ensuring good corporate governance and risk management practices.

ACHIEVEMENTS

The year under review saw the Division successfully completed several key initiatives namely the development of TNB's 20-Year Strategic Plan, the Division's Strategic Financial Plan, the development of a financial model termed Dynamic Strategic Planning Model, the appraisal of TNB's debt obligations/derivatives portfolio, as well as the review of TNB's strategic and operating risks under the risk management programme.




Conclusion of the MCRCF Agreement

The Division had also successfully developed, maintained and is responsible for monitoring the implementation of Key Performance Indicators for senior management of the Company, in line with the requirements of the Government-Linked Companies Transformation program of the Government.

An extension of the T7 initiatives of 2002, the 20-Year **Strategic Plan (2006-2025)** was conceptualised, designed and developed to chart the Group's strategic direction, which is centered towards fulfilling the following priorities:

- Ensure supply security
- Enhance supply reliability
- Transform customer service
- Manage regulatory policy
- Regain and sustain financial health
- Generate new profitable revenue via offer of works and services, and good investment management practice

In view of the current organisational realities and financial constraints, the Group's immediate priority is to establish and cultivate 'Service Excellence' in the electricity supply business as the base for growth, whilst planning and building financial and human resource capacities to prepare for future business growth in the longer run. This constitutes Phase I of the 20-Year Strategic Plan – Service Excellence (2006-2010) whilst the next 3 Phases envisages:

- Phase II – Geographical Expansion – Services (2011-2015)
- Phase III – Overseas Investments (2016-2020)
- Phase IV – Global Leadership (2021-2025)

Derived from the 20-Year Strategic Plan, the Division's **Strategic Financial Plan** serves as a reference and coherent document for all financial policies and strategies to guide future actions to support the Group's strategic objectives. It is designed to act as a reference to systematically and effectively execute the Group's financial strategies and achieve the targeted financial objectives.

An effective strategic financial plan is essential in supporting the Group's strategic objectives in that it will benefit the Group in terms of optimising the capital structure to bridge the Group's funding requirements and expansion plans, optimising the currency mix in order to maintain liquidity in both local and foreign currency markets, and also avoiding cash flow mismatch and minimise if not eliminate any funding gaps.

The implementation plan for the debt liability management program, which includes the execution of the Cash Tender Offer in May 2005 for the 7.625 per cent bonds and 7.200 per cent bonds both due in 2007 and the launching of the USD500 million Multi-Currencies Revolving Credit Facility in October 2005, is also drawn up for better cash flow management.

As an additional management tool, the **Dynamic Strategic Planning Model** (DSPM) is designed to generate 'rolling' 20-year financial projections for both the Company and the Group for any given business scenario. It is one of the tools used to formulate TNB's 20-Year Strategic Plan and the Strategic Financial Plan. The model was vigorously tested and is now fully operational although an important component of the model, the tariff module is pending the on-going tariff review process.

The completion of the review of TNB's debt obligations and derivatives portfolio was also a critical component of the Strategic Financial Plan although this is a dynamic process given the changing landscape of the foreign exchange environment.

Financial Ratios

The continuing efforts by the Group in its prudent debt liability management, effective cost management and cost rationalisation during the year under review has resulted in a manageable financial position despite rising operating costs. As it is an on-going initiative, the results may not be evident as reflected by the following financial ratios:

Financial Ratios	Financial Year				
	2001	2002	2003	2004	2005
Self-Financing Ratio	-5:105	19:81	40:60	25:75	51:49
Effective Weighted Average Cost of Funds*	5.3%	5.3%	4.9%	5.3%	5.4%
Currency Mix (RM : Foreign)*	46:54	48:52	49:51	51:49	50:50
Debt Service Cover Ratio	0.8x	1.5x	2.0x	1.6x	1.4x
Debt-Equity (Net of Cash) Ratio	1.66	1.98	2.11#	1.94#	1.69#

* *reflective of RM equivalent of currency exposure*
\# *after MASB 25 – Income Taxes and MASB 29 – Employee Benefits*

Strategic Planning

The 20-Year Strategic Plan cascaded into the corresponding Divisional 5-Year Business Plans which in turn is the reference for the annual operating plans or budgets. These plans map out the Group's Vision of achieving operational excellence within the next three to five years, and the longer-term objective of becoming a leading corporation globally.

The Division had also institutionalised performance benchmarking for the Group through a performance-benchmarking framework jointly developed with an external consultant using the Total Factor Productivity and Data Envelopment Analysis methodologies. A comprehensive manual for the analyses is now in place to continue such benchmarking efforts within TNB.

Financial Planning

The Division is entrusted to maintain the DSPM in simulating and monitoring the Group's strategic and financial direction. During the year under review, the Division completed, tested, fine tuned and performed numerous scenario analyses and sensitivity runs to forecast the financial health of the Group moving forward. The Division has relied on technical data and inputs from other Divisions within TNB, which includes data on future capacity plant-up requirements, projected demand growth, customers' consumption pattern, etc. to forecast given the business environment.



The Finance Division also serves as resource center for the tariff review process sourcing input from the other Divisions within TNB. In other areas of financial planning, the Division also continued to provide support to the core divisions in conducting extensive project feasibility analyses to evaluate the viability of various potential new business ventures as well as the associated sensitivity runs to assess the financial impact to the Group.

Corporate Finance

FY 2005 saw no new fund raising exercise to finance the Group's capital expenditure requirements as a result of the cash raised from the divestment program undertaken by the Group in previous years.

In implementing the debt liability management program, the Division successfully executed a Cash Tender Offer in May 2005, for the 7.625 per cent bonds and 7.200 per cent bonds both due in 2007. The Cash Tender Offer was executed to grant TNB the flexibility of managing the Group's debt maturity profile by terming out a portion of its foreign debt, thus avoiding the potential refinancing risk in 2007 and to achieve lower cost of borrowing. The offer, which was made via TNB Capital (L) Ltd., a special purpose vehicle wholly-owned by TNB, saw a total amount of approximately USD394 million of bonds under both series being successfully tendered, representing an average success rate of 65 per cent. The buy back of bonds was partly funded by the proceeds of the issuance of a new 10-year bond by TNB Capital (L) Ltd. of USD350 million. The new bonds, which were offered to investors globally, were three times over-subscribed at USD1.1 billion carrying a coupon of 5.25 per cent providing a yield of 5.374 per cent, the lowest TNB had offered thus far. The well-received issue suggested that Malaysian companies including TNB, are creditworthy and accepted by global investors, particularly during the volatile debt market conditions in 2005.

As part of the Division's Strategic Financial Plan, the Division has also been exploring various alternatives to increase the Group's financial flexibility in securing its annual funding requirements. During the year under review, TNB successfully executed a Multi-Currencies Revolving Credit Facility (MCRCF), which comprises three sub-facilities namely,

- Euro Medium-Term Notes Programme (EMTN);
- Transferable Revolving Credit Facility (TRCF); and
- Murabahah Medium-Term Notes Programme (MMTN).

Under the MCRCF, the amount outstanding for the EMTN, TRCF and/or MMTN, at any point in time, shall not in aggregate exceed USD500 million, of which the tenure for the MCRCF agreement will be up to 20 years from the date of agreement. With the MCRCF in place, TNB has the flexibility to utilise any of the sub-facilities in the stipulated currencies (of either USD, Euro or RM) to refinance its existing foreign-currency borrowings and its foreign-currency denominated operational expenditure, capital expenditure and interest servicing. This facility is also expected to provide TNB with the financing flexibility with no refinancing cost or refinancing risk in implementing the Group's future growth plans through the reduction of the outstanding debt, improvement of debt liability management as well as lowering the Group's exposure to the exchange rate fluctuations.

Treasury

In continuing with the Group's prudent debt liability management initiative, the year under review also saw the Division undertook a review of the Group's debt portfolio, particularly its derivatives positions, with a more holistic approach. An international bank was appointed to assist TNB in evaluating each of the Group's existing derivatives position and subsequently make recommendations on the appropriate course of action.

Also, in line with the objective of ensuring timely payments, and as part of TNB's T7 initiatives for improving efficiency and reliability to achieve operational excellence, the Division adopted a new payment method namely Maybank Desktop Banking for centralised medical payments and intra-company fund transfers in February 2005. This real-time payment mode, which involves direct credits to the recipients' bank accounts has assisted the Group in enhancing the efficiency of its cash management and has raised customers' satisfaction.

Moving forward, the Division plans to adopt internet-based banking platforms offered by the two leading domestic commercial banks which will improve cashflow management as well as reduce cost per transaction.

Finance Operations

In the area of financial reporting, budgeting and financial control, the Group had instituted several financial processes and procedures during the year under review to improve overall budgetary control, as part of the Group's strategic initiatives for effective cost management and cost rationalisation.

In October 2002, the Division had successfully compiled and documented the Group Financial Control and Risk Management Framework, an integral part of which is the Limits of Financial Authority (LOFA). In order to achieve greater managerial discipline, accountability, transparency and control in executing the Group's financial transactions and activities, the Division led a cross-division team to review all existing documents related to financial authority limits and compiled the documentations into a single LOFA document for the Group.

In supporting the Group's aspiration to obtain the ISO 9001:2000 accreditation by December 2005, the Division has successfully conducted several sessions on Process Standardisation and Improvement (PSI) awareness and documentation processes. The introduction of PSI is a continuation of the Division's ongoing effort in standardising the financial practices across the Group and a prerequisite towards achieving the quality recognition and its subsequent maintenance in future years.

The Division is also entrusted to manage all taxation matters, both direct and indirect taxes, relating to the Group. In this regard, the Division upholds the responsibility to ensure the compliance with all relevant tax legislations.

In February 2005, a Working Committee was formed to ensure that the Group's accounting systems are able to implement and comply with the Goods and Services Tax (GST) when it comes into force in January 2007. To-date, the Division has completed the GST awareness program to all divisions and subsidiaries to ensure the Group is on-track for the implementation in 2007. Currently, the Enterprise Resource Management System (ERMS) is being reviewed in terms of readiness and completeness. TNB had also submitted a Memorandum to the Tax Review Panel of the Ministry of Finance on the proposed GST legislation affecting the electricity industry.

Investor Relations and Management Reporting

As one of the largest public listed companies on Bursa Malaysia (in terms of market capitalisation), TNB continues to attract major equity and fixed income investors from all over the world. Therefore, it has to ensure that both local and international shareholders and fund managers receive consistent, reliable and accurate information in a timely manner regarding the Group and its businesses. The Division plays an integral role in imparting and demonstrating values and strategies of the Group clearly and accurately through an effective platform for regular interactive communications between the Group and its existing and potential investors as well as research analysts.

As an annual affair, the Division draws up a comprehensive and proactive annual Investor Relations (IR) programme to meet members of the investment community including shareholders in both local and international markets. This programme is reviewed and updated periodically as and when invitations for IR events are received.



During the year under review, the Division had successfully organised and participated in various local and international events which include:

- Organising and managing quarterly analyst briefings during the announcement of the Group's quarterly financial results. During these events, teleconferencing facility is arranged to enable the investment communities at major financial centers worldwide to listen as well as participate in the briefings
- Participating in the Invest Malaysia exhibition organised by Bursa Malaysia
- Participating and delivering presentations at conferences and forums organised by leading research houses including CLSA, Credit Suisse First Boston and JP Morgan, amongst others
- Organising and participating in one-on-one and group meetings with equity and fixed income investors and analysts. These type of meetings have proven to be the most effective medium to enhance investors' understanding and perception of the Group
- Preparing and participating in presentations for local and international fund managers and investors

In order to ensure easy access to accurate and reliable information on a timely and consistent basis, the Division continues to maintain the Investor Information System, which is a fully integrated database system to centralise, manage and control information that is channeled to the investment community. This database, which is updated on a daily basis, complements the information and database that is already provided for in the Group's official website at www.tnb.com.my.

American Depository Receipts

In January 1994, TNB launched its Level 1 American Depository Receipts (ADR) in New York, United States of America. Each ADR carries an equivalent of four underlying TNB shares. The only custodian bank for TNB's ADR programme is Malayan Banking Berhad. The Bank of New York in the USA, is the Depository Bank and the ADRs are traded over the counter. As at 31 August 2005, the total number of ordinary shares held through these ADRs was 1,137,840 shares, representing less than 5 per cent of the issued and paid-up capital of the 3,220,719,030 ordinary shares of TNB.

Business Development

The year under review saw the Group positioning itself to prepare for future growth. The Group has embarked on a collaborative effort with local and international business partners to secure an Independent Water and Power Project, the first privatisation project in the Kingdom of Saudi Arabia. This USD2.5 billion project will commence in early 2006 for completion in mid-2009. Whilst TNB's equity interest in the project is contained at 6 per cent, the exposure gained from the international bidding process as well as an extension of TNB's operations and maintenance capability sets the foundation for future business development activities.

The Group has also initiated technical feasibility studies together with PT PLN Persero, the national electricity utility of Indonesia, on the proposed interconnection facility between Peninsular Malaysia and Sumatera.

Closer to home, TNB has entered into a conditional Sale of Business Agreement for the acquisition of the business assets of the Northern Utilities Resources group of companies, which owns, operate and maintain a utility for the franchise area of Kulim Hi-Tech Park. This acquisition, once completed, will enable TNB to secure an already completed generating capacity of 220 MW where excess electricity generated could be injected into the National Grid and provide system stability particularly with the decommissioning of TNB's old power plants.

In line with TNB's long-term plan, the Division manages activities that could potentially lead to partnerships and cooperations with international counterparts in utility services. For the year under review, key activities in this area include utility networking, relationship building with international counterparts, management of bilateral cooperation and corporate membership.

In FY 2005, TNB embarked on a strategy to develop its internal resources and formalise a competent and proficient O&M (operations and maintenance) and technical capability. Continuing from that, the year under review saw the renewal of the Memorandum of Understanding between TNB and TEPCO of Japan, new technical cooperations with Egyptian Electricity Holding Company and State Grid Corporation of China and the refinement of TNB's technical services offered to Public Electricity Corporation of Republic of Yemen.

The Division, which acts as TNB's secretariat for activities under the ASEAN umbrella, continues to work closely with the Ministry of Energy, Water and Communications and is also the secretariat for TNB-AESIEAP activities as well as supporting the Honorary Secretary to the AESIEAP Technical Committee.

Enterprise Wide Risk Management (EWRM)

In line with TNB's initiative to continuously identify, analyse and mitigate the business risks in a systematic and structured manner, the Division is responsible for integrating and formalising a risk management system and its processes for the Group. These responsibilities include:

- the implementation of an effective risk management framework and programme
- the arrangement and maintenance of operational insurances for TNB assets, personnel and public liabilities
- the management of TNB project risks and related insurances
- the management of TNB's Emergency Response Plan.

Risk Management

Subsequent to the EWRM Policy and Guidelines established last year, a uniform application of risk management processes were carried out across the Group during the year under review to cultivate a comprehensive risk culture that seeks to enhance good corporate governance and increase shareholders' value. In addition, following the re-organisation of the business activities of TNB, a series of intensive activities were undertaken covering risk assessment workshops and reviews to update existing risk profiles as well as develop new risk profiles arising from changes in the reporting structure, functions and responsibilities.

As a result, the revised profiles for the Strategic Risks and all the Operating Risks have been compiled. A standard EWRM process has also been developed and adopted to oversee risk management activities across the Group. Furthermore, the registers for each risk were prepared and accessible online through TNB Risk Information System to assist the management team in making conscious business decisions in managing the residual risk elements.

Insurance

In the area of insurance, the Division had continuously improve on the arrangement and procurement of operational insurances for the Group as well as project insurances. The year under review saw a reduction to the overall cost of insurance by 53 per cent in addition to improvements in policy coverage compared with the previous year. The savings in insurance premiums are attributable to TNB's good loss ratios for most of the insurance policies. The Division's own initiatives have also helped to improve perception of TNB's operational risk by the insurance market and helped to improve risk management through creating awareness and sharing of information and knowledge on risk management amongst the employees within the Group.

Emergency Response Plan

In FY 2004, the Board approved the Emergency Response Plan (ERP) formulated for TNB Group in accordance with the instruction from the Ministry of Energy, Water and Communications. In October 2004, the ERP document was presented to the 'Jawatankuasa Perancangan dan Perlaksanaan Pembekalan Elektrik dan Tarif' and the 'Jawatankuasa Pengurusan dan Bantuan Bencana Pusat'.

The objectives of TNB's ERP are:

- to ensure a coordinated and effective approach in an emergency situation wherein the ERP is designed to ensure quick response from operators when an emergency situation arises and provides lead-time to take steps to avert problems. The ERP is intended to complement but not to replace the existing Divisional emergency plans.
- to outline key roles in the ERP through the establishment of the Electricity Supply Crisis Management Team to facilitate a coordinated approach during a crisis. The Team would evaluate and determine the status of the system and where alerts should be issued.
- to ensure effective information flow through the establishment of an emergency communication system to give accurate and timely information to system operators, major stakeholders, the public and the media.

Moving Forward

The Division strives to continue to manage the Group's refinancing risk exposure through effective implementation and monitoring of its prudent debt liability management activities. Several innovative financing alternatives has been identified and currently being assessed for its cost effectiveness and implementation. These include securitisation of current assets, utilisation of tax credits and recapitalisation of the capital structure. A divestment programme of non-core assets has also been developed and is currently under evaluation. All of these initiatives are expected to improve the Group's cashflow management to supplement the cashflow generated from operations.

As a result of the convergence of financial reporting standards, the Malaysian Accounting Standards Board (MASB) would have issued a total of 21 new financial reporting standards by the end of 2005 which are to come into effect on 1 January 2006. These new financial reporting standards are expected to provide clearer guidance to users, place more emphasis on transparency, and rely more extensively on the concept of fair value. Although the new financial reporting standards will be applicable only in respect of the results for the Financial Year ending 31 August 2007, TNB has drawn up a game plan for the effective implementation of its financial reporting under the new regime. It is expected that the administrative and resource requirements for the successful and comprehensive implementation to be challenging.

Together with the efforts to institute divisional accounting for the Divisions in TNB to provide greater transparency and measurement of divisional performance to supplement the existing cost-metrics, the new financial reporting requirements will elevate not only the users' awareness and better understanding of TNB's financials but also allow better comparisons to be made between TNB and other utilities worldwide.

A number of important auxiliary departments come under the umbrella of Corporate Services, namely Procurement, Legal Affairs, Property Services, Logistics, Security Services and Intelligence Department and TNB Research Sdn Bhd.



Che Zurina binti Zainul Abidin
Vice President

corporate

PROCUREMENT SERVICES

The Procurement Department is responsible for formulating the Company's Procurement Policy, providing advisory services, enforcing compliance and driving procurement-related activities in line with corporate strategic direction.

The department plays a strategic role in realising corporate business objectives by executing new procurement initiatives that add value to the Company. The Department is also responsible for promoting and implementing the National Procurement Policy in particular the Entrepreneur Development Programme that supports the National Economic Policy.

In the year under review, Procurement worked on five major value-adding initiatives:

- Reducing procurement process time
- Reviewing the Policy and Procedures of EDP
- Implementing Strategic Sourcing for selected products
- Implementing Vendor ranking and rating
- Implementing e-procurement





Maintenance and repair works in progress at TNB Workshop



services

Among major achievements for the year were the development of procurement processes and manual, implementing strategic sourcing for IT products and the dissemination of Procurement Policy and Procedures as well as the Entrepreneur Development Policy and Procedures (EDP), which can be accessed via TNB Intranet. We have also significantly reduced procurement lead time where 82 per cent of tenders were awarded within 90 days as of August 2005 compared to 37 per cent at the beginning of the year.

In future, we aim to look for new opportunities which add value by establishing a Strategic Supplier Programme, creating savings through tax exemption, conducting procurement audits, enhancing local content and expanding the number of products under the strategic sourcing exercise.

LEGAL SERVICES DEPARTMENT

Legal Services aims to provide reliable, quality and timely legal services to all internal clients within the Group to ensure that they enjoy a high degree of confidence and comfort in referring legal issues to us for advice and solutions.

ICT has been a key enabler in raising this division's productivity. By switching over to a powerful, secure and web-enabled Legal Management System developed by TNB's IT unit at zero cost, we have become more efficient in our core specialisations of corporate advisory, regulatory and litigation services.

Ultimately, the Legal Services Department intends to become a one-stop centre in rendering legal services to our internal clients. By improving the quality and timeliness of our legal services, we hope to reduce the need to engage external lawyers which will generate further cost savings for TNB. Furthermore, by expediting our response time, we have been instrumental in effectively managing litigation and debt recovery cases, which has been a source of considerable savings.

PROPERTY SERVICES DEPARTMENT (PSD)

PSD is the custodian of TNB's assets, and its scope of work covers asset planning, procurement, management and maintenance. PSD works to provide support in property services and it's principal goal is to enhance TNB's asset values through excellent property management and maintenance.

Throughout the year under review, PSD has worked on several major initiatives including establishing a Service Level Agreement, setting up a PSD Helpdesk, drawing up a schedule of rates for maintenance works, and setting up a panel of contractors and valuers. PSD also successfully initiated its own ISO 9001:2000 certification project, the Digitisation and Document Management System, Customer Orientation and Quality Customer Services.

Notably in May 2005, PSD successfully created of a property policy covering the development, redevelopment and disposal of non-core assets, namely office relocations and renovations in Klang Valley. PSD also proposed a new TNB Headquarters office in August 2005.

Customer service received a boost with the recent launching of the Online Property Helpdesk, which has enabled PSD to migrate from ad-hoc customer servicing to solution-oriented customer management.

LOGISTICS SERVICES DEPARTMENT (LSD)

Prior to September 2004, there were two separate departments known as Freight Forwarding Department and Workshop Services Department under Logistics Support Division. Following the closure of Logistics Support, the departments were merged and made two separate units under LSD which falls under the Corporate Services Division.

The department aims to provide cost-effective logistics services to the customers and to seek new services that add value to the group. The objective of the department is managing total logistics requirements in order to increase customer satisfaction.

For the FY 2005, LSD provided cost-efficient and effective logistics services comprising freight, inland transportation and warehousing fleet and workshop services to support TNB's core business. LSD consists of three units: the Freight Management and Workshop Unit, the Fleet Management Unit and the Finance and Admin Unit. The roles and functions of the departments can be categorised as follows:

- Vehicle repair and maintenance for Klang Valley (Bangsar Workshop), Northern region (Malim Nawar Workshop) and Eastern region (Gong Badak Workshop)
- Generator set services for Federal Territory (Kuala Lumpur) and Selangor
- Fleet management for Headquarters including procurement of pool and staff cars for all divisions and departments
- General services including feeder-pillar repair and carpentry work
- Freight services for procurement of materials on FOB terms, temporary export for repair and servicing and monitoring Nett Price Contractors on logistics operations
- Customs clearance and payment of customs duty and sales tax
- *Inland transportation for both heavy lift and general cargo*
- Advisory and coordinating services for third party warehousing
- Office removal

The department's principal focus is to enhance quality of service in meeting TNB's logistics requirements. Currently, there are three key tasks for Logistics Services: to function as a Total One Stop Centre for Freight and Transportation Services, to manage Customs Duties and Taxes, and to manage mobile generator set requirements.



Providing round-the-clock security services for our operations



SECURITY SERVICES AND INTELLIGENCE DEPARTMENT (SSD)

SSD provides critical security operations such as Physical Security, Investigation and Intelligence as well as Crisis management. Its other functions include personnel escort services, security vetting, security survey and audits, security education and supervisions.

Its authority as an auxiliary police force enables SSD to provide continuous round-the-clock protection in predetermined TNB installations in order to ensure uninterrupted power supply to the customers.

To improve efficacy of security, SSD awarded new security contracts to external service providers throughout several states. SSD has also installed a Guard Tour System to improve patrolling standards at TNB installations in five different states.

During the year under review, the department took steps to improve service quality. To define service levels, we have signed our first Service Level Agreement with TNB Generation while Service Level Agreements with TNB Distribution and Transmission are in progress and will take effect soon. We have finalised the Physical Security Policy, which delineates the standard operating procedures and best practices to be followed in all circumstances.

TNB RESEARCH SDN BHD (TNBR)

As an approved Research and Development (R&D) company and the research arm of TNB. TNBR's main role is to enhance the core businesses of TNB through its Research and Development, Consultancy Services, Laboratory Testing and Quality Assurance units. TNBR aims to be the point of reference for new technological developments in the electricity industry by leveraging its technical consultancy and advisory strengths.

TNBR's R&D findings adds value and are widely applied to improve the efficiency, availability and reliability of our electricity supply and distribution network. Through its pilot projects, TNBR is able to demonstrate the best approach in applying new technologies and processes and to guide its clients, both TNB and non-TNB companies – to make critical decisions on technical specifications and standard operating procedures.

During the year under review, TNBR completed a total of 41 R&D projects worth RM36.3 million for TNB's core businesses, Corporate Services Division and Sabah Electricity Sdn Bhd (SESB). The projects addressed different areas of impact such as reliability, efficiency, environment, technological evaluation, quality assurance and cost savings.

As the Quality Assurance (QA) agent for TNB, this department is responsible for ensuring that all equipment supplied to TNB meets necessary technical and functional standards through measures like Factory Acceptance Tests, product certification and second-party quality systems audit.

TNBR also provides consultancy services in the areas of environmental assessment and energy. The department is registered with the Department of Environment, Malaysia as an approved body to conduct Environment Impact Assessment (EIA) studies. TNBR is also engaged as a consultant in energy-related works, especially Renewable Energy, by the Ministry of Energy, Water and Communications, Malaysia Energy Centre and universities.

Scientific services are a revenue centre and the biggest contribution comes from laboratory testing and scientific services. TNBR clients are mainly from TNB core divisions, vendors as well as industries.

TNBR has applied the Six Sigma methodology in the area of Transformer Oil Testing & Diagnostics, which has speeded up lab testing without compromising results. The process has been stabilised to deliver test results within 20 days. In future, the lab aims to reduce delivery time further and is benchmarking against leading laboratories in Europe and the United Kingdom with delivery time of 10 to 15 days.

human resource



Kamaruzzaman bin Jusoh
Vice President

People are a prime asset. The Group Human Resource Division is focused on maximising the potential of human capital across the organisation in order to inspire TNB to greater heights.

During the year under review, the Division worked to streamline and enrich human capital policies and compensation to ensure that staff development would commensurate with overall business goals.

All staffing policies were reviewed from a fresh perspective in order to create a leaner, more productive organisation in future. In preparation for the Fifth Collective Agreement (2005-2007), remuneration packages and staff benefits were reviewed and negotiations held with all Unions and Associations. The Executive Development Programme (EDP) and the Non-Executive Mandatory Programme were implemented as scheduled.

Significant resources were invested in training and development. Training on the Performance Management System continued throughout the year to ensure familiarisation and to help inculcate a performance-driven culture. Institut Latihan Sultan Ahmad Shah (ILSAS) continued to produce professional and skilled workers through its training programmes developed in-house which encompass the various technical areas, management and administration etc.

During the year, several external bodies have expressed interest in collaborating with ILSAS to provide training to clients from the Middle East. Power utilities from Nepal, Vietnam and Indonesia also approached ILSAS to fulfil their training requirements.

HIGHLIGHTS

The Division made further strides in creating an enabling environment that would enhance employee satisfaction.

A new promotion policy placing greater emphasis on performance was approved by the Board of Directors and implemented.

The Specialist Career Path Scheme started with the launching of a pilot project involving two areas of specialisation: Protection and Material Engineering. The first group of specialists will be appointed in September 2005.

The competency-based performance management system was further developed and rolled out to all staff in the organisation.



Promoting teamwork and sharing of knowledge and experience



An Employee Engagement and Internalisation of the TNB Shared Values Survey was carried out in July 2005, and results showed that employees are 81 per cent engaged with the company.

A Counseling Services Unit was set up in September 2004 with the objective of enhancing employees' mental health and emotional wellbeing. A seminar on Critical Incident Stress Management attended by TNB's Management was organised in collaboration with the OSH (Occupational Safety and Health) Department.

ILSAS obtained accreditation for seven of its generation courses, namely:

- 'Pump Technology' certified/accredited by Turbo Institute (TI)
- 'Plant Inspector' accredited by CSWIP and TWI
- 'Plant Life Assessment' accredited by TWI
- 'Magnetic Particle Test' accredited by CSWIP and TWI
- 'Practical Penetrate Inspection' accredited by CSWIP and TWI
- 'Risk-based Inspection and Maintenance' accredited by TWI

In addition, all courses under the Chargeman Programme were recognised by the Energy Commission. ILSAS also initiated smart partnerships with government training institutions such as the National Youth Skills Institute.

IMPROVING EFFICIENCY

The Division is emphasising IT, which is a key enabler for the human resource function. Phase Two of the Enterprise Human Resource Management System (EHRMS) Project which is implemented jointly with the ICT Division is scheduled for completion by December 2005. Phase Two focuses on enhancing the integration of HR transactions with HR Planning and Development and comprises five modules: Recruitment, Compensation, Training, Career and Succession Planning and Performance Appraisal.

To ensure a smooth handover to the next generation of talent, the Division implemented a framework for Succession Management which incorporated an Individual Development Plan for high-potential executives to prepare them for advancement to higher positions.

An initial study on manning levels was carried out to ascertain the number of full-time equivalents (FTEs) required for every department in the Division. The ratio of HR FTEs to the Total Number of FTEs was also determined to benchmark TNB against best practices.

ENHANCING PROCESSES AND PERFORMANCE

The Division successfully achieved several of its specific KPIs over the past year. Notably, it recorded an improved ratio of revenue to manpower costs and zero per cent increase in training costs and staff costs in relation to total operation costs. We also completed the HR Policies Streamlining exercise and the design of the Performance-Based Reward System.

Like other divisions, staff attended the awareness training programme on ISO 9001:2000 and document writers were trained on how to write documentation and flowcharts. As at 31 August 2005, a total of 84 critical processes and procedures were declared for the purposes of ISO 9001:2000 certification.

ENSURING SATISFACTION

During the year, we introduced the Outreach Programme aimed at improving the satisfaction of internal customers. Representatives from the Group Human Resource Division meet TNB employees in all states in the peninsula to disseminate important information, create awareness of HR's roles and functions of all departments in the division and to gather feedback and provide immediate solutions when possible.

We also started the Standard People Practice programme which trains HR staff to handle customers. Steps were taken to ensure that responses to queries received via emails were provided within 2-3 days and the division's website updated promptly.

ILSAS initiated a suggestion box called HOTBOX for obtaining feedback from customers with regard to training effectiveness.



ICT's core operational initiative is to meet TNB's service level availability for TNB's IT System and Telecommunication Network. This is to ensure that TNB's core operations to supply electricity to customers are secure, reliable and always available.

Our main KPIs are improvement of system and network service availability, timely delivery of projects, optimisation of ICT assets, enhancement of ICT asset security and upgrading of workforce competency.



Razali bin Awang
Acting Chief
Information Officer

During the year under review, the Division achieved several key successes. Namely, we enhanced TNB's telecommunications network to improve availability and reliability and implemented telecommunication network upgrading programmes to enhance network resiliency, reliability and availability. These measures improve teleprotection and telecontrol capabilities to ensure continuous power supply to TNB's customers.

Notably, we worked to expand network capacity and backup under a specific T7 project to provide secured 24-hour telecommunication network facilities for the operation of TNB power system and TNB business and administrative applications. This will contribute to improvement of quality of service to TNB Group.

This project also includes a provision of backup optical cables to ensure high availability of the telecommunication network, which is critical as it assist in reducing restoration time during power failure. This is a dedicated service that provides a fast, reliable and secure channel that existing public networks do not provide. ICT has managed to close the Telecommunication Network Loop thereby increasing reliability and availability of TNB's Network.

In FY 2005 ICT achieved its targets for systems and network services availability. ICT has also taken measures to increase ICT Security in TNB by implementing various protection applications and security enhancements. ICT completed the delivery of major milestones in critical projects within the time frame set by the Company. Beyond that, ICT has also ensured that their assets are utilised optimally.

We also implemented comprehensive enterprise-wide solutions to provide information for timely decision making and improve business processes in line with best practices. ICT has also implemented initiatives to enhance the security of TNB's information and ICT assets. These include implementing the ICT Security Policy and ICT Codes of Practice and Business Continuity Plans and simulation to safeguard critical systems.

In FY 2005 ICT sent 79 per cent of its staff for various technical and management training to increase technical and core competency. These training schemes resulted in ICT achieving an overall result of 84 per cent for its Core and Leadership Competency.

ICT has also introduced an initiative to ensure that staff is equipped with the appropriate ICT tools and technology, thereby increasing the productivity and efficiency of TNB's workforce. This initiative also enhances the management of ICT assets.

The ICT Division also embarked on process improvement and ISO certification efforts in line with TNB's Process, Standardisation and Improvement (PSI) initiative. So far, 37 critical processes have been identified and documented.

ICT is targeting to meet all key business requirements of TNB core businesses in the next five years. To improve customer service, a dedicated customer focus team has been created to manage all ICT's internal and external customers. ICT has also implemented an internal Service Level Agreement to show our commitment towards delivering quality products and services.

The following graphs show the IT System Availability and Communication Network Service Availability Trends for FY 2005.


TRENDS OF IT SYSTEM AVAILABILITY FY 2005
100.05
100.00
99.95
99.90
99.85
99.80
99.75
99.70
99.65
99.60
99.55
Percentage (%)
Sept 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
System Availability (%)
Target 04/05
Average 04/05

GRAPH 1


TRENDS OF TELECOMMUNICATION NETWORK SERVICE AVAILABILITY FY 2005
100.02
100.00
99.98
99.96
99.94
99.92
99.90
99.88
Percentage (%)
Sept 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
System Availability (%)
Target 04/05
Average 04/05

GRAPH 2

investments management

The Investments Management Division monitors the performance of TNB's investment portfolio, consisting of 66 subsidiaries, associates and other long-term investments in core and non-core businesses. The portfolio had an equity value of RM691 million as of 31 August 2005. The Division charted a major milestone by improving the return on investment (ROI) of TNB's investments from (36.5 per cent) in FY 2004 to 18.8 per cent for the FY ended 31 August 2005.



Nik Ibrahim bin Nik Mohamed
Vice President

MEASURING VALUE

Our priority is to add value by setting strategic directions and monitoring the performance of each investment according to specific Key Performance Indicators (KPIs).

To facilitate analysis, we produce monthly and quarterly Investment Performance Reports highlighting each company's financial health, ratio analysis, and the initiatives taken to improve the Companies. Actual performance is measured against budget and KPIs such as ROI,

Economic Value Added (EVA), Reducing Stranded Cost, and Number of Profitable Companies. Since the Board has approved the listing targets for Malaysia Transformer Manufacturing Sdn Bhd (MTM) and Tenaga Switchgear Sdn Bhd (TSG) on the Second Board of Bursa Malaysia by 2008, the Division will make certain that these two subsidiaries meet the fulfilment requirements of Second Board listing.

We also prepare price-benchmarking reports to ensure that the Companies provide goods and services at competitive prices to TNB and external parties.

QUALITY CERTIFICATION

In pursuit of quality management through Process Standardisation and Improvement (PSI), the Investment Management Division has completed the documentation process towards acquiring MS ISO 9001:2000 on behalf of TNB. At subsidiary level, TNB Engineering Corporation Sdn. Bhd. (TNEC) and TNB Properties Sdn. Bhd. (TNBP) have also completed the MS ISO 9001:2000 documentation process.



In pursuit of quality management

INVESTMENT HIGHLIGHTS

1. Malaysia Transformer Manufacturing Sdn. Bhd. (MTM)
73 per cent

For the Financial Year ended 31 August 2005, MTM registered a profit after tax of RM3.5 million.

Since its establishment in 1977, MTM has offered customers a wide selection of transformers: 3000 MVA of distribution transformers, 2500 MVA of 33 kV power transformers and 3000 MVA of 132 kV and 275 kV power transformers.

2. Tenaga Cable Industries Sdn. Bhd. (TCI)
76 per cent

During the year under review, TCI recorded its highest revenue ever of RM193 million since it started operations in 1998.

Today, TCI manufactures and distributes a wide range of power cables, including low to medium voltage cross linked polyethylene (XLPE) underground and overhead cables, low voltage general cables, aluminium rods and aluminium alloy rods.

TCI also provides total cabling solutions, ranging from engineering services and the design of power cabling systems and transmission lines to actual system installation and maintenance.

3. Tenaga Switchgear Sdn. Bhd. (TSG)
60 per cent

TSG recorded a profit after tax of RM4 million for the Financial Year ended 31 August 2005. TSG focuses on the supply of high voltage switchgears, specialised maintenance and turnkey contracting for substations.

Currently, TSG manufactures 275 kV and 132 kV Gas Insulated Switchgears (GIS), Gas Circuit Breakers (GCB), and Disconnectors (DS). TSG has also successfully developed its own technology and design for a 145 kV Disconnector.

4. TNB Coal International Ltd (TNB Coal)
92.5 per cent

TNB Coal is a joint-venture vehicle incorporated in Mauritius in October 2002 with a total paid-up capital of USD17 million.

In July 2005, TNB acquired 22.5 per cent of TNB Coal International from Nik Sallahuddin Nik Hussein (NSNH), raising its stake to 92.5 per cent with NSNH holding the remaining 7.5 per cent.



Maintenance and inspection works of GIS at TSG in progress



5. **TNB Engineering Corporation Sdn. Bhd. (TNEC)**
100 per cent

TNEC recorded a profit after tax of RM3.4 million for the Financial Year ended 31 August 2005.

A wholly-owned subsidiary, TNEC plays a supporting role within the Group as a turnkey contractor and project packager, focusing on Electrical, Power and Construction (EPC) contracting and project development in the energy sector both on TNB's behalf and in the external market. Internally, it helps to contribute towards the long-term growth and performance of TNB.

During the year under review, TNEC's performance rose substantially as a result of contracting work and district cooling projects undertaken by its subsidiary, Bangsar Energy Systems Sdn. Bhd. (BES).

6. **Bangsar Energy System (BES)**
100 per cent

BES was established in 1996 as a wholly-owned subsidiary of TNEC to undertake the financing, ownership and operation and maintenance of the Pantai District Cooling project.

BES contributed significantly to the overall performance of TNEC Group for the year under review by registering a profit before tax of RM10.1 million.

7. **TNB Engineers Sdn. Bhd. (TNBE)**
100 per cent

TNBE was incorporated in 1997 as a wholly-owned subsidiary of TNB to provide project management and engineering services for the Group. At the same time, TNBE is empowered to seek external business opportunities in both local and regional markets.

8. **TNB Repair and Maintenance Sdn. Bhd. (REMACO)**
100 per cent

REMACO was incorporated in 1995 as a wholly-owned subsidiary of TNB to provide repair and maintenance services to heavy industries, and other related services and power plant maintenance and test services. REMACO primarily focuses on all TNB power plants and energy industries within Malaysia and also in the ASEAN region.

Operationally, REMACO reports to the Generation Division.

9. **TNB Fuel Services Sdn. Bhd. (TNBF)**
100 per cent

TNBF was incorporated in 1998 as a wholly-owned subsidiary of TNB to supply fuel and coal for the power generation sectors in Malaysia.

TNBF focuses on managing the fuel supply for IPPs and TNB, and a key task includes providing a secure, reliable and quality fuel supply through the most economical means.

Operationally, TNBF reports to the Transmission Division.

10. **TNB Janamanjung Sdn. Bhd. (TNBJ)**
100 per cent

TNBJ was incorporated in 1996 as a wholly-owned subsidiary of TNB to operate and maintain power plants and generate electricity. TNBJ was responsible for developing and managing the construction of the 2100 MW (3 x 700 MW) coal-fired power station (Manjung Power Plant) in Manjung, Perak.

Operationally, TNBJ reports to the Generation Division.

11. TNB Energy Services Sdn. Bhd. (TNB-ES)
100 per cent

TNB-ES is a wholly-owned subsidiary of TNB which explores energy-related services and aims to be the Energy Service Company of choice.

Operationally, TNB-ES reports to the Distribution Division.

12. Pendinginan Megajana Sdn. Bhd. (Megajana)
49 per cent

Megajana is an associate company of a wholly-owned subsidiary of TNB, TNBES. Since 1999, Megajana has launched and implemented Stage 1 and 2 project of the Commercial District Cooling Plant in the Cyberjaya Flagship Zone.

Operationally, Megajana reports to the Distribution Division.

13. Kapar Energy Ventures Sdn. Bhd. (KEV)
60 per cent

KEV was incorporated in 2000 with TNB holding a 60 per cent share and 40 per cent owned by Malakoff Berhad. KEV was incorporated primarily to take over Kapar Power Station and to operate, maintain and generate electricity at the power station. Kapar Power Station was divested in 2004 as part of TNB's strategy to improve performance and efficiency.

Operationally, KEV reports to the Generation Division.

14. TNB Properties Sdn. Bhd. (TNBP)
100 per cent

This wholly-owned subsidiary of TNB is currently in the process of streamlining its roles and functions with the Property Services Department (PSD) in light of a planned merger, which will benefit TNB in terms of efficiency and productivity. TNBP will be redesignated as a vehicle for Joint Ventures and development purposes, whilst PSD will integrate and align overall end-to-end management of assets.

15. TNB Research Sdn. Bhd. (TNBR)
100 per cent

TNBR is principally engaged in research and development, consultancy and other services.

Operationally, TNBR reports to the Corporate Services Division.

16. TNB Risk Management Sdn. Bhd. (TRMS)
100 per cent

TRMS provides risk management services and risk surveys for project and insurance activities.

Operationally, TRMS reports to the Finance Division.

17. GB3 Sdn. Bhd. (GB3)
20 per cent

GB3 is involved in the design, construction, operation and maintenance of a 640 MW Combined Cycle Gas Turbine power plant located in Segari, Perak, as well as the generation and sale of electrical energy and generating capacity of the power plant.

18. Teknologi Tenaga Perlis Consortium Sdn. Bhd. (TTPC)
20 per cent

TTPC is responsible for the design, construction, operation and maintenance of a 650 MW gas fired combined cycle power plant in Kuala Sungai Baru, Perlis.

19. Fibrecomm Network (M) Sdn. Bhd. (Fibrecomm)
59 per cent

Fibrecomm is responsible for the provision of fibre optic transmission networks. It recorded a profit after tax of RM2.9 million for the Financial Year ended 31 August 2005.

On 29 April 2005, TNB and Celcom Transmission (M) Sdn. Bhd. (CTX) signed a Share Sale Agreement, Shareholders' Agreement and a Deed of Assignment. Upon completion of all the Conditions Precedent (CP) in these Agreements, TNB will become the minority shareholder in Fibrecomm with a 49 per cent equity shareholding and with CTX holding 51 per cent equity. CTX is a wholly-owned subsidiary of Celcom.

The sale of TNB's equity in Fibrecomm is seen as a positive move, freeing the former to concentrate on its core business.

20. Sepang Power Sdn. Bhd. (SPSB)
70 per cent

SPSB's principal role is to develop a 480 MW new open cycle gas turbine electric facility to be subsequently converted into a 710 MW combined cycle gas turbine electricity-generating facility in the district of Kuala Langat, Selangor.

21. Perusahaan Otomobil Elektrik (Malaysia) Sdn. Bhd. (POEM)
20 per cent

POEM is involved in the development, manufacturing, marketing and support services of solar-assisted electric vehicles.

22. Electrostorm Inc (Electrostorm)
1.58 per cent

Electrostorm is engaged in the retail electricity business. Its activities include supplying electrical components and acting as the manufacturer or dealer for these electrical components. Electrostorm is linked with POEM as the majority shareholder Frazer-Nash Research Ltd (FNR) paid TNB via shares in Electrostorm to acquire an 80 per cent stake in POEM.

23. Bakun Hydro-Electric Corporation Sdn. Bhd. (Bakun)
6.67 per cent

Bakun is engaged in the development of hydroelectric facilities and production of electricity in Bakun, Sarawak. The company has ceased operations and is presently dormant. The Government is currently reviewing the project.

24. TNB Capital (L) Ltd
100 per cent

TNB Capital was incorporated in Labuan and is used as a vehicle for funding and investment holding purposes.

Operationally, TNB Capital (L) Ltd reports to the Finance Division.

25. Labuan Reinsurance (L) Ltd
10 per cent

Labuan Reinsurance is a professional re-insurer involved in the under-writing non-life insurance business.

26. Federal Power Sdn. Bhd. (FPSB)
8.91 per cent

FPSB is principally engaged in the manufacture and sale of bare aluminium electric conductors, aluminium conductor steel reinforced cables and cross linked polyethylene cables.

FULFILLING PRIDE





Your pride is your personal fulfillment, which transforms aspirations into reality. We are proud to be with you on this journey.

The Group Internal Audit (GIA) function was established to support the Board, through the Board Audit Committee, to discharge their responsibilities of maintaining a sound system of internal control to safeguard shareholders' investment and the Group's assets.

GIA's mission is to provide objective and independent assurance on the Group's system of internal controls, through carrying out the main functions of:

- Reviewing the adequacy and effectiveness of risk management and governance processes established by the Group in managing its risks and operations.
- Establishing the existence, effectiveness and adequacy of internal control processes designed to manage operations and safeguard the assets of the Group.
- Performing audits based on a risk-based strategic audit plan within a three-year cycle to ensure adequate coverage of all auditable entities.

The GIA function is structured into units that focus on core, non-core, finance and corporate, projects and contracts, information and communication technology and investments activities.

During the current Financial Year, GIA completed and issued reports for 83 assignments. The audits covered functions in the areas of transmission, distribution, projects and contracts, finance, information and communication technology and investments in subsidiary and companies.

Outsourcing and co-sourcing of audits was undertaken during the year to ensure adequate coverage of auditable entities and to enable staff to gain knowledge and skills. Outsourcing and co-sourcing will continue in the next Financial Year to achieve the planned coverage.

Additionally, GIA co-ordinated a Management and Engineering Audit, which is required by the licenses issued to the Group under the Electricity Supply Act 1990. This audit is done once in four years. The assignment was carried out by a Consortium on the areas of generation, transmission, distribution, finance, tariff and compliance with licence conditions.

In addition, a Quality Assurance Review was conducted on the GIA function by an external consultant. This review is in accordance with the requirements of the Institute of Internal Auditors that an external quality assurance review be conducted at least once every five years. The purpose of the review is to provide reasonable assurance that the internal audit work undertaken by GIA conforms with the Standards for the Professional Practice of Internal Auditing, the Code of Ethics, the internal audit activity charter and industry requirements.

In our efforts to improve customer service, the following activities were undertaken:

- Implementation of an Internal Audit Rating System to rate internal control systems, and enable senior management to focus on risk areas and review the trends on the state of controls of the auditable entities.
- Introduction of Executive Summaries for internal audit reports to enable focus on key risk areas requiring attention.
- Standardisation of reporting formats to ease reading and referencing.
- Dialogue with management on internal audit activities and planning of audits so that areas of management concern are covered.
- Alignment of future year audit plan with the strategic objectives and risks faced by the Group.

Presently, GIA is also involved in the Process and System Improvement project undertaken throughout the Group. The objective of this project is to achieve process excellence and obtain quality certification by December 2005.

Electricity Milestones

1979 The National Load Despatch Center (NLDC) was responsible for coordinating the generation and control of the first official opening of the grid network of 66 kV to 132 kV.

1990 Legislation was passed to replace the existing Electricity Act and provide for the establishment of a new corporation – TENAGA NASIONAL BERHAD (TNB).



The statutory and regulatory obligations imposed by the Companies Commission, Securities Commission and Bursa Malaysia Securities Berhad upon the Company are discharged by the Company Secretary's Office (the Office), whereby the Office strictly observes and complies with all the requirements for disclosure, submission and lodgement.

The Office is accountable for effective functioning of the Board Operations, covering all matters pertaining to the appointment, resignation, retirement, remuneration, continuing development and assessment of the Board as well as the provision of corporate secretarial services. The provision of corporate secretarial services to the Board, Group Executive Council Committee and Group Executive Management Committee comprise the convening of meetings, conveying of resolutions and decisions to the Management for execution and progress report on the execution to the Board or Senior Management. Throughout the Financial Year under review, the Office convened 15 Board Meetings, 29 Board Committee Meetings, 35 Board Subsidiaries meetings, nine Group Executive Council Committee meetings and 12 Group Executive Management Committee.

The Office is also responsible for share administration matters which include maintaining records of substantial shareholders, maintaining register of depositors and its statistical report, managing dividend entitlement, administering the allotment of shares under the Employee Share Option Scheme II for more than 24,000 employees, providing advisory services to shareholders on matters pertaining to their shareholdings as well as administering the remittance of unclaimed monies in accordance with Unclaimed Monies Act, 1965.

1990 The former Prime Minister of Malaysia, Tun Dr. Mahathir Mohamad launched TNB on 1 September 1990.

1992 TNB was listed on the Main Board of the Kuala Lumpur Stock Exchange (now known as Bursa Malaysia Securities Berhad) on 29 February 1992. TNB's ordinary shares were overwhelmingly over-subscribed by 6.47 times.

SABAH ELECTRICITY SDN BHD



Abu Safian bin Talib
Managing Director

sesb

The generation capacity is 722 MW and the maximum demand throughout the state is 531 MW. SESB serves about 344,233 customers comprising Commercial, Industrial, Domestic and Public Lighting.

The sales of electricity in the FY 2005 amounted to RM672,718,262 compared to last year's sales of electricity of RM627,792,096.

In the FY 2005, SESB focused on turning around the company through the T7 initiatives whilst improving the reliability and supply of electricity. Several projects are being implemented to strengthen the supply as well as the transmission system in Sabah and the Federal Territory of Labuan.

In its efforts to turnaround the company, SESB implements T7 programmes aggressively. There are eight T7 Key Initiatives currently being implemented in SESB, including:

1) Reducing generation cost
2) Ensuring the timely completion of state grid interconnection
3) Improving supply reliability and quality (Transmission)
4) Reducing distribution system loss
5) Improving supply reliability and quality (distribution)
6) Improving revenue collection (ACP)
7) Improving human resources planning
8) Developing staff competency

With manpower strength of 2,090, SESB continues to develop its staff competency in order to enhance productivity.

The average cost per unit (CPU) for the six major SESB plants in FY 2005 is 12.6 sen/kWh (total generation costs including depreciation costs). The generation cost for major stations is RM273,298,633 and RM64,318,482 for minor stations including rural and mini hydro stations. Thus, the generation cost (RM) ratio for the six major stations, seven mini hydro stations, 35 minor stations and rural stations is 4:1. As such, the key initiative in reducing overall generation cost is to focus on the six major stations. The key steps to reduce generation cost will focus on the following:

(a) Reducing diesel based generation
(b) Optimising generation of hydro and gas plants
(c) Improving maintenance for better efficiency

This year, a number of power stations such as Kudat, Kota Marudu dan Kota Belud were put on standby with the completion of the Northern Grid, whereas Kunak and Kota Kinabatangan which were linked to the East Coast Grid have been decommissioned, reducing diesel-based generation.

The main focus is the implementation of the key initiatives under the T7 strategy to reduce distribution system loss and to improve supply reliability and quality. 33 kV projects to switch from unitary power stations supply source to grid supply at 33 kV is another major focus, along with rural electrification.

Under the key initiative to reduce system loss, Strike Force operations have been carried out in three major areas – Kota Kinabalu, Sandakan and Tawau – to check metering installations for Ordinary Power Customers (OPC), mainly commercial, industrial and residential customers. Over 9,400 installations were covered by the operations in the Financial Year. For HV installations (11 kV and above), the Metering Unit has carried out HV data validation, physical checking and rectification works (where applicable) on 105 out of the total 115 installations. These areas are also stepping up metre checking and reporting on irregularities. Monitoring of unbilled accounts, metre reading and sales have been stepped up in an effort to reduce administrative losses. As a result, distribution losses showed a reduction from 15.63 per cent to 14.95 per cent.

To strengthen the distribution network, new injection points were added and small unitary power stations were retired. Several 33/11 kV substations and 33 kV lines were also implemented under the Eighth Malaysia Plan.

11 kV projects such as installation of auto-reclosers and changing from bare to aerial cables have also been implemented to improve supply reliability and quality. A major maintenance exercise is being carried out for all the PPUs and is targeted for completion by May 2006.

One of the highlights of the year was the fast track project to source supply from Sutera Harbour Power Station, in which 11 kV related works were carried out by the Division. The whole project was completed within two months.

Under rural electrification, 122 projects under the 'Payung Concept' for the Eighth Malaysia Plan are almost 99 per cent completed.

The total number of customers is 344,233 and the total energy sold is 2,684.1 GWh. Total sales for the year is RM672,718,262.

During the year, SESB completed the Northern Transmission Grid Project on 26 February 2005 although it was scheduled for completion on 18 October 2002. The delay was due to wayleave and construction problems. SESB has established a wayleave 'flying squad' to solve this problem. With the completion of the Northern Transmission Grid, SESB should achieve savings of RM4 million a month.

The construction of the East-West Grid Interconnection Project is in progress. It interconnects the West Coast Grid and the East Coast Grid and thus will lower production cost per unit. This project is targeted for completion by June 2006.

The above projects are financed under the Seventh and Eighth Malaysia Plans respectively.

The supply reliability and quality of transmission lines contribute to the overall image of SESB in that transmission lines and substations are the linkages between supply source and distribution system. A state-wide network system that will link all the substations in the transmission grid and another new system – the State Load Despatch Centre (SCADA/EMS Systems) in Penampang substation – are expected to be completed in the year 2005, which will subsequently improve supply reliability and quality.

For the FY 2005, the SESB Transmission Division has achieved the following:

(a) A reduction of SAIFI from 2.19 to 0.63 over the target of 1.97
(b) A reduction of System Minutes from 220 to 86.31 over the target of 192
(c) Under-Frequency Load-Shedding Scheme up to 55 per cent has been completed
(d) Savings of RM10 million per annum by implementing 50 per cent ramp up and five per cent ramp down spinning reserve.

PROSPECTS

The Corporate Planning Division's key task is to prepare a comprehensive Master Plan for SESB that covers Generation, Transmission and Distribution aspects up to year 2025.

In an effort to contribute further towards the social and economic development of Sabah, SESB has set a target of 90 per cent electrification coverage by 2010 to enable more people in the state to have access to electricity.

With the improved efficiency of SESB and the co-operation from all stakeholders especially the Federal Government, the State Government and the public, SESB hopes to achieve its target while remaining financially sustainable.

Tenaga Nasional Berhad is committed to providing employees with a safe and healthy workplace and proper facilities to help employees do their jobs effectively. To achieve this, TNB deliberately puts in place systems and processes that identify, assess, manage and mitigate the hazards or risks faced by employees and stakeholders.



safety and

Good Occupational Safety and Health (OSH) management is central towards creating this desired safe environment. To achieve further excellence in the field of OSH, the management has upgraded the Occupational Safety and Health and Environment (OSHE) Unit in HR into a full-fledged OSHE Department (OSHED).

OSHED's main goal is to continuously reduce the rate of electrical accidents in TNB by enhancing OSH management in TNB. In line with this goal, the department is actively instilling a proactive OSH work culture in all employees through education and the implementation of the TNB Safety Excellence Management System (SEMS).


ACCIDENT CASES IN TNB
Number of Victims
120
100
80
60
40
20
0
Oct 04
Dec 04
Apr 05
Aug 05
Cases
Faith

GRAPH 1

HIGHLIGHTS

As a result of the increased groupwide emphasis on OSH, the department significantly reduced the numbers of workplace accidents for the fourth consecutive year. The Company's current statistic of 1.68 accidents/1000 employees (based on 25,000 employees) is much lower than the national average of seven accidents/1000 workers. Unfortunately, the three fatal accident cases occurring in the year under review marred our progress towards the target of zero accidents, but makes us more determined to prevent future tragedies by vigilantly promoting workplace safety.



Awareness of the importance of OSH has grown throughout the Company. The latest employee engagements score result has shown an increase of two per cent on OSH from the 73 per cent overall rating with the highest score of 85 per cent achieved in core divisions.

The occupational safety and health management system (SEMS) currently in use in the organisation also saw an 11 per cent increase in the numbers of trained auditors, bringing the total to 911 auditors. Some 85 audits were conducted, encompassing all divisions including subsidiaries. Reviews of the system were conducted with the divisions concerned. The prestigious Award for Excellence in Occupational Safety and Health recognised the most outstanding stations from the various divisions based on the audit results.

TNB also received prestigious national OSH awards during the year under review. The Sultan Iskandar Power Station, Pasir Gudang was awarded the Malaysian Association of Occupational Safety and Health (MSOSH) Gold Award Class II, while the Connaught Bridge Power Station, Klang received the Silver Award for 2004.

To enhance readiness in any crisis situation, the Department developed emergency response plans using the latest techniques, piloting the plan at the Sultan Iskandar Power Station in Pasir Gudang. Guidelines on the development of emergency responses in buildings were circulated to create awareness and the various divisions conducted drills to enhance the accuracy and swiftness of their response.

Upgrading Quality of Services

The Department aims to continuously upgrade the quality of its services through training and education. To achieve this, it is envisioned that every officer in the department and also those serving as OSH Officers in the division be trained and DOSH-certified. OSHED has embarked on a programme to train about 35 OSH officers through a DOSH-accredited training provider.

Safety at Work

Ensuring a safe working environment and excellent occupational health takes priority at TNB. Initiatives were taken to reduce the rates of electrical accidents, and the Safety School was established during the year. Training modules on occupational safety and health were developed and courses already run at ILSAS as well as TNB's Satellite Training Centres and Stations throughout the peninsula.

The Division also organised safety programmes throughout the year for the benefit of staff and their families as well as members of the community. The 'Ride-Safe', 'Bicycle Safety', and 'Fire Kids Clubs' programmes were organised for children of TNB employees with the cooperation of the Malaysian Volunteer Fire and Rescue Association. The 'City Survival' programme educated lady employees on how to manage dangerous situations when commuting to and from work, and a similar programme was also sponsored for lady teachers and students from invited schools.

In October 2004, TNB organised the 'Mentor Mentee' Programme in collaboration with the Department of Occupational Safety and Health (DOSH) with the objective of assisting small and medium scale industries to reduce the rate of industrial accidents. TNB was also invited to participate in the 'Safety in School' programme organised by the National Institute of Occupational Safety and Health (NIOSH).

As the leading player in the power sector, TNB's operations have a sizeable environmental impact. Therefore, we are committed to achieving excellence in environmental management in order to preserve and upgrade the environment for the benefit of future generations.

OUR ENVIRONMENTAL POLICY

TNB is committed to:

- Protect, conserve and improve the environment in all of its operations and decision-making.
- Comply with all applicable laws and regulations, and establish standards that will lead to continuous improvement of its environment performance.
- Implement an Environmental Management System that will ensure that all impacts to the environment from our operations are eliminated or minimised.
- Carry out environmental audits at required intervals to ensure compliance with Corporate Environmental commitments, and implement environmental training programmes for our employees to develop a high level of competency.
- Promote environmental awareness amongst contractors, the public and other stakeholders and to make available our environmental policy to them.


environment

INITIATIVES

Recycling

TNB champions waste management and recycling, which can lower operating costs. Last year, TNB formulated a company-wide programme on waste management to educate staff on how to reduce and recycle waste.

Notably, TNB encourages reducing transformer oil replacement by introducing the 'condition monitoring programme', which includes regeneration of existing transformer oil and analysis of the oil's physical and chemical properties. Old power cables that are no longer in use are scrapped, sent to recycling centres and reprocessed into new cables at approved smelting plants locally.

Scheduled Wastes Disposal

All scheduled wastes were identified, stored and disposed as per requirements under the Environment Quality Acts 1974 (Scheduled Waste Regulations 1989). Our scheduled wastes mostly consist of used transformer oil, grease, batteries, cotton rags, paints, and etc. All wastes were disposed off through contractors licensed by the Department of Environment. Training on handling hazardous wastes has been conducted regularly for all divisions in compliance with the requirements of the Environmental Quality Act 1974 (Scheduled Wastes Regulation 1989).

Emissions

TNB leads the market in installing the Continuous Emission Monitoring System for its fuel-fired boilers as required by the Department of Environment. A Coal Dust study was conducted for coal-fired power stations to ensure that TNB is in compliance with clean environment standards. A series of water effluent discharge and air emission monitoring studies were conducted for fuel-fired power plants as per requirements for licenses under the Environmental Quality Act.

Halon Replacement

TNB's objective is that all installations will be 'Halon-free' by 2010. We have devised guidelines on Halon replacement for our installations and have an ongoing Halon replacement programme in place, where Halon is replaced with environmentally-friendly alternatives.

Environmental Audits and ISO Certification

In complying with TNB Environment Policy and Malaysian legislation, we conduct Environmental Management Audits or EMS based on ISO 14001 annually for all TNB Power Stations.

The following power stations have been awarded the ISO 14001 Certification:

- Serdang Power Station, Selangor
- Sultan Mahmud Power Station, Kenyir, Terengganu
- Tuanku Jaafar Power Station, Port Dickson, Negeri Sembilan
- Sultan Ismail Power Station, Paka, Terengganu
- Connaught Bridge Power Station, Klang, Selangor
- Sultan Salahuddin Abdul Aziz Power Station, Kapar, Selangor
- Chenderoh Power Station, Perak
- Prai Power Station, Pulau Pinang
- Jor Power Station, Cameron Highlands, Pahang

Crisis Management

An environmental disaster team has been set up in all power stations to fight any pollution incidents within the compound as well as the surrounding environment. Team members are trained to handle such incidents with the proper tools and equipment. Mock exercises have been conducted regularly with relevant authorities to ensure the effectiveness and readiness of the team.

other services

CORPORATE RELATIONS

Reporting directly to the President/CEO, the Corporate Relations department works to create an advantageous climate to support TNB's core businesses. Its tasks include managing internal and external communications to create positive perception, brand development, and building rapport and solid relationships with stakeholders.

Various clips from TNB PR Campaign.





Care Campaign Ads (TVC)



Nation Building Ad (TVC)





Merdeka Ad (TVC)



Festive Ad (TVC)

During the year under review, various programmes and activities were implemented to support the Company's objectives. Efforts were stepped up to enhance relationships with important stakeholders especially the Government community, media and public at large.

TNB has also implemented sports programmes such as golf, bowling and soccer to enhance rapport with relevant stakeholders. During the year under review, TNB's team retained a place in the Malaysia Premier League, meanwhile, TNB took third place both in the Malaysia Hockey League in the overall Championship.

Since January 2005, TNB launched a PR Campaign through various media channels such as TV, newspapers and radio aiming at improving public awareness and understanding about the efforts undertaken by TNB towards fulfiling it's obligation in providing electricity supply.


Tanpa Tenaga Elektrik, Sejauh Manakah Dapat Kita Melangkah?


Tanpa Tenaga Elektrik, Setinggi Manakah Dapat Kita Capai?


Tanpa Tenaga Elektrik, Seteguh Manakah Kita Mampu Berdiri?

TNB print Ads

PRODUCTIVITY AND QUALITY MANAGEMENT

Housed under the President/CEO's office, the Productivity and Quality Management (PQM) Department is entrusted with productivity and quality improvement in TNB. The department consists of four units: Change Management, Policy Management, Quality and Organisational Development and T7 Promotions.

PQM has four business objectives:

- Facilitate T7 initiatives and special change project achievement
- Coordinate the TNB Process Standardisation and Improvement programme
- Facilitate TNB to achieve AKP (Anugerah Kualiti Presiden) score of 800 and above by 2007
- Promote business excellence among TNB personnel

The Change Management Unit (CMU) facilitates the delivery of Key Initiatives and Corporate Programs through working with divisions to achieve the required results. It aims to improve the likelihood of success by proactively working with them to resolve potential obstacles and to ensure follow-through activities. After a 3-year journey of transformation, 32 Key Initiatives are being implemented under the T7 Strategy.

CMU is also responsible to work across the organisation on identified special Change Projects to improve TNB's performance and liaise with respective divisions to ensure that these projects deliver results. Some of the key performance areas are customer connections, materials management, power plant performance, supply system quality and reliability, and stakeholder relations.

The Policy Management Unit is responsible for the Process Standardisation and Improvement (PSI) programme and the collation and archives of TNB operating policies.

The aim of the PSI programme is

- To demonstrate/prove that our products and services can consistently meet interested parties' and regulatory requirements
- To enhance the organisation's business processes and effectiveness (internal improvement)

The Quality and Organisational Development Unit is responsible for promoting quality and organisational development initiatives such as AKP and Small Group Activities including Quality Customer Service-Improvement Teams (QCS-IT), embedding Shared Values among staff and also culture change programmes.

The T7 Promotions Unit will continue to establish a strong communication platform to promote business excellence among TNB personnel towards achieving the T7 objectives.

INTERNAL AFFAIRS

Formally known as the Disciplinary Management Department, the Internal Affairs Department is responsible for managing, conducting and monitoring all the disciplinary actions taken on the employees. Functionally, the department reports directly to the Board of Directors' Disciplinary Committee while operationally it reports directly to the President/Chief Executive Officer.

Its main roles are Investigation to determine Prima Facie, Prosecution, Conciliation, Research and Development, Education and Training as well as Administration and Finance. Apart from that, this department also acts as the Secretariat to Disciplinary Committee for (M15) Executives and above (Board)/Appeal Committee for (E07-E17) and Disciplinary Appeal Committee for TNB's non-executive personnel.

For the FY 2005, 18 out of the total cases filed by affected staff at the Industrial Relations Department, Ministry of Human Resources were successfully settled at conciliation meetings, and did not require referrals to the Industrial Court.

During the same period, the Court Affairs Unit settled five cases out of 16 cases referred to the Industrial Court through the mediation process. There are 11 pending cases at the Industrial Court/High Court levels. To date, three executives have been assigned to represent hearings in the IR Court on TNB's behalf. Previously, such cases were conducted by Panel Lawyers, but the Internal Affairs Department has taken the initiative to handle cases of this nature beginning in this year.

The Department has begun drafting the fifth edition of TNB's Disciplinary Procedure manual which is in the final stage together with the 'Manual Pengurusan Tindakan Tatatertib' and the Code of Practice on the Prevention of Sexual Abuse.

FULFILLING VISION





Envisioning a better tomorrow can become a reality. We give you the power to make it happen.



4 – 5 September 2004

UNITEN Convocation

1,517 UNITEN graduates consisting of 23 Masters' graduates, 1,139 degree holders and 355 diploma holders in diverse disciplines received their scrolls from Pro-Chancellor and TNB Chairman Tan Sri Datuk Amar Leo Moggie, Vice-Chancellor Dato' Professor Dr. Ir. Zainul Abidin bin Mohd Sharrif and TNB President/Chief Executive Officer, Dato' Che Khalib Mohamad Noh at the university's Convocation that took place over two days from 4 to 5 September 2005.



10 October 2004

TNB is Overall Champion of 2004 Malaysian Hockey League

The TNB Hockey Team was crowned the Overall Champion of the Malaysian Hockey League (MHL) 2004 and received a cash prize of RM40,000 after successfully defeating Ernst & Young 3-2 in the final match on 10 October 2004 at the National Hockey Stadium, Bukit Jalil.



23 November 2004

TNB Fetes Underprivileged

70 TNB orphans from around the Klang Valley and 50 poor students from the Nigel Garderner Estate in Batang Berjuntai, Selangor were feted at 'Majlis Mesra Aidilfitri and Deepavali TNB 2004' which was held at the Multipurpose Hall in the TNB Sports Complex.



2 December 2004

Eid Celebrations at the TNB Guest House, Jalan Penggawa

About 1000 corporate guests of TNB attended the 'Majlis Mesra Aidilfitri 2004', held specially for TNB's external guests from various agencies and Government departments including corporate organisations, which took place at the TNB Guest House, Jalan Penggawa, Ampang, Selangor on 2 December 2004.

23 December 2004

Annual General Meeting

TNB's 14th Annual General Meeting was held on 23 December 2004 at the Multipurpose Hall of the Sports Complex at TNB Headquarters. The AGM was chaired by TNB Chairman Tan Sri Datuk Amar Leo Moggie.



29 December 2004

TNB Aids Tsunami Victims

As a caring corporate organisation, TNB contributed RM300,000 to the Tsunami Disaster Aid Fund launched by the Government. Our contribution was presented by TNB Deputy President/Deputy Chief Executive Officer, Datuk Ir. Abdul Hadi Mohd Deros to the Malaysian Minister of Finance II, Tan Sri Nor Mohamed Yakcob on 29 December 2004 at the Ministry of Finance, Federal Government Administrative Centre, Putrajaya. At the same time, TNB launched 'Kempen Tabung Bantuan Mangsa Bencana Tsunami' which enabled all TNB employees to play their part in donating to the victims. TNB also dispatched three lorries, each loaded with three tonnes of new and used clothing which were distributed to victims in Kedah and Penang.



4 January 2005

'Anugerah Khidmat Cemerlang'

In appreciation of our employees' outstanding service, TNB feted 100 employees who were chosen as the recipients of the 'Anugerah Khidmat Cemerlang' for 2004 in conjunction with the 2005 Annual TNB Staff Meeting at the Multipurpose Hall, TNB Sports Complex, Jalan Bangsar on 4 January 2005.



17 January 2005

'Anugerah Perkhidmatan Setia'

In appreciation of our workforce's loyalty and contributions, TNB feted 2,637 employees who had successfully completed 20, 25, 30 and 35 years of dedicated service with the Company in 2004. The presentation ceremonies were held on a staggered basis involving the Central Zone (14 December 2004 at PWTC, Kuala Lumpur), the Southern Zone (17 January 2005 in Johor Bahru), the Eastern Zone (29 January 2005 in Terengganu) and the Northern Zone (19 February 2005 in Penang).





25 January 2005

NICC Visit

Nine delegates from Japan's Nippon Keidanren Cooperative Centre (NICC) visited TNB on 25 January 2005. The visit was organised by the Malaysian Employers Federation (MEF) for the purpose of studying TNB's management and human resource development as well as our training and education programmes.



26 January 2005

TNB Records RM8.5 million First Quarter Profit in FY 2005

TNB recorded a RM8.5 million net profit for the First Quarter of FY 2005, a jump of 132.2 per cent from the net loss of RM26.4 million recorded in the First Quarter of FY 2004. The financial results were announced by TNB Chairman, Tan Sri Datuk Amar Leo Moggie on 26 January 2005 at the TNB Headquarters.



7 February 2005

TNB Pays 'Zakat Perniagaan' for FY 2002 and 2003

As a caring Company, TNB paid a total of RM7 million in 'Zakat Perniagaan' for FY 2002 and FY 2003 which were distributed to every state in Peninsular Malaysia.



21 February 2005

TNB's Chinese New Year Celebrations 2005

TNB's 2005 Chinese New Year Celebrations were held at the Multipurpose Hall, TNB Sports Complex on 21 February 2005. Corporate guests from various Government agencies and the private sector including corporate organisations attended this event.

4 March 2005

TNB Makes Jom! Baca Campaign a Success

TNB worked together with several corporate organisations to sponsor the Jom! Baca Campaign programme which was organised by the Puteri UMNO Movement in cooperation with Kelab Warisan Malaysia (KERIS). The programme was officially launched by the Prime Minister of Malaysia, YAB Dato' Seri Abdullah Haji Ahmad Badawi on 4 March 2005 at Felda Bukit Jalor, Tampin, Negeri Sembilan.



21 - 23 March 2005

TNB Hosts HAPUA

TNB's Distribution Division hosted the HAPUA Sub Working Group Non-Technical Losses meeting which took place from 21 - 23 March 2005 at the Shangri-La Hotel, Putrajaya. 30 Senior Officers from eight countries took part in the meeting.



29 - 31 March 2005

TNB Takes Part in CIRED 2005 Exhibition

TNB participated in an exhibition held in conjunction with the Asia Pacific Regional Power Quality Seminar (CIRED Malaysia PQ 2005), organised by the CIRED Malaysia body, which took place from 29 - 31 March 2005. Our participation in this exhibition gave our subsidiaries the opportunity to promote products and services related to power quality of the electrical industry.



16 April 2005

Universiti Tenaga Nasional Announces University Chancellor and Pro-Chancellor

Tuan Yang Terutama Tun Dato' Seri Utama (Dr.) Haji Abdul Rahman bin Haji Abbas, Yang di-Pertua Negeri Pulau Pinang was announced as Chancellor, whereas Tan Sri Dato' (Dr.) Ir. Haji Abu Zarim bin Haji Omar, former General Manager of the National Electricity Board (NEB) and Tan Sri Datuk Amar Leo Moggie, TNB Chairman, were appointed as the Pro-Chancellors of Universiti Tenaga Nasional (UNITEN). The ceremony to announce the appointments took place on 16 April 2005 in conjunction with UNITEN's convocation on the same date held at the UNITEN's Multipurpose Hall.





20 April 2005

TNB Awarded 'Best Employer in Malaysia 2005'

TNB was ranked at tenth place in the 'Best Employers in Malaysia 2005' survey which was co-organised by Hewitt Associates, the Asian Strategy and Leadership Institute (ASLI), the Malaysia Employers Federation (MEF) and The Edge magazine. TNB is the only Government Linked Company (GLC) to have received this award this time around. The award was presented by the Deputy Prime Minister of Malaysia, YAB Dato' Seri Mohd Najib Tun Abdul Razak on 20 April 2005 in Kuala Lumpur.



7 May 2005

TNB Receives 'Anugerah Majikan Prihatin 2005'

TNB received the 'Anugerah Majikan Prihatin' award in the 'Syarikat Besar' category from the Ministry of Human Resources in conjunction with the 2005 Labour Day celebrations, which took place at the Putra Bukit Jalil Stadium on 7 May 2005. The Prime Minister of Malaysia, YAB Dato' Seri Abdullah Haji Ahmad Badawi, presented the awards in the form of a trophy and a certification plaque to the President/Chief Executive Officer of TNB, Dato' Che Khalib Mohamad Noh.



11 June 2005

TNB Family Day 2005

The 2005 TNB Family Day at the Head Office and Federal Territory Level took place in an atmosphere of gaiety at the Sports Complex, TNB Head Office on 11 June 2005. An estimated 12,000 employees and their families flooded the organised games as well as the concerts by guest artistes. The 2005 TNB Family Day was also organised at state level in every state throughout the Peninsular.



18 June 2005

PELITAWANIS TNB Kebangsaan Holds Charity Dinner

PELITAWANIS TNB Kebangsaan organised a charity dinner at Kuala Lumpur's Felda Hall. Funds raised for the events were donated to welfare bodies including the Malaysian Association for the Blind (MAB) as well as chronically ill patients by Datuk Seri Shahrizat Abdul Jalil, Minister of Women, Family and Community Development.



21 July 2005



TNB Records Net Profit of RM876.4 million for the Third Quarter of FY 2005

TNB announced a set of commendable results for the Third Quarter or the nine months ended 31 May 2005 in FY 2005. Total income stood at RM14,021.4 million, an increase of 7.3 per cent compared to RM13,068.1 million in the previous financial period in FY 2004. Overall, TNB successfully recorded a net profit of RM876.4 million compared to RM367.3 million in the previous financial period in FY 2004. The results were announced by TNB Chairman Tan Sri Datuk Amar Leo Moggie on 21 July 2005 at the TNB Headquarters.

23 - 25 August 2005



TNB Participates in SMIDEX 2005 Exhibition

TNB participated in the SMIDEX 2005 exhibition which was jointly organised by the Small and Medium Industry Development Corporation (SMIDEC) and the Ministry of International Trade and Industry (MITI) at the Kuala Lumpur Convention Centre (KLCC), Kuala Lumpur from 23 - 25 August 2005. The exhibition was officially launched by the Prime Minister of Malaysia, YAB Dato' Seri Abdullah Haji Ahmad Badawi. As a GLC, TNB has a responsibility to help the Government implement Entrepreneur Development Programmes by providing opportunities for TNB entrepreneurs to showcase their products to external markets.

25 - 27 August 2005



'Majlis Tilawah dan Hafazan Al-Quran TNB'

'Majlis Tilawah dan Hafazan Al-Quran Peringkat Kebangsaan TNB 2005M/1426H' was held at Dewan Jabatan Agama Islam Daerah Kuantan, Pahang from 25 - 27 August 2005 with the theme of 'Islam Hadhari Stimulates Ummah Development'. 42 tilawah and hafazan contestants took part in eight categories. Participants comprised the best reciters in each category representing five zones - Central, Southern, Northern, Eastern and Sabah.

28 August 2005


GRADUATION CEREMONY
TNB-NST's LANGUAGE PROFICIENCY

The 'TNB-NST Proficiency Programme 2005' Graduation Ceremony

To fulfil its social responsibility, TNB together with the New Straits Times had implemented the 'TNB-NST Proficiency Programme 2005' which aims to help boost the standards of 50 Year Five students at Sekolah Kebangsaan Bangsar who are weak in the English Language and to help them prepare for the Ujian Penilaian Sekolah Rendah (UPSR) examinations in 2005. This programme was carried out for a year from 4 September 2004 - 27 August 2005.

FULFILLING ACHIEVEMENT





Reaching the peak of success, we must never lose sight of what truly inspires us. Relishing our past achievements, as we stay poised for the future.

ANALYSIS OF SHAREHOLDINGS AS AT 25 OCTOBER 2005

SHARE CAPITAL

Authorised Share Capital	5,000,000,000 ordinary shares of RM1.00 per share, 1 (One) Special Rights Redeemable Preference Share of RM1.00 per share, 1,000 Class A Redeemable Preference Share of RM1.00 per share, 500 Class B Redeemable Preference Share of RM1.00 per share.
Issued and Fully Paid-Up Share Capital	3,232,493,930 ordinary shares of RM1.00 per share, 1 (One) Special Rights Redeemable Preference Share of RM1.00 per share, 1,000 Class A Redeemable Preference Share of RM1.00 per share, 500 Class B Redeemable Preference Share of RM1.00 per share.
Voting Right	One voting right for one ordinary share

DISTRIBUTION OF SHAREHOLDINGS AS AT 25 OCTOBER 2005

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Ordinary Shares Held	% of Issued Share Capital
Less than 100	272	1.01	2,703	0.00
100 - 1,000	14,582	53.95	13,804,796	0.43
1,001 - 10,000	10,362	38.34	36,018,573	1.11
10,001 - 100,000	1,160	4.29	37,813,217	1.17
100,001 to less than 5% of issued shares	648	2.40	1,195,776,470	36.99
5% and above of issued shares	4	0.01	1,949,078,171	60.30
	27,028	100.00	3,232,493,930	100.00

SUBSTANTIAL SHAREHOLDERS (5 PERCENT AND MORE)

	Name of Shareholders	No. of Ordinary Shares Held	Percentage
1.	Khazanah Nasional Berhad	1,176,821,571	36.41
2.	Employees Provident Fund Board	298,560,800	9.24
3.	Amanah Raya Nominees (Tempatan) Sdn Bhd *Skim Amanah Saham Bumiputera*	241,257,800	7.46
4.	Bank Negara Malaysia	232,438,000	7.19
		1,949,078,171	60.30

LIST OF 30 LARGEST SHAREHOLDERS AS AT 25 OCTOBER 2005

	Name of Shareholders	No. of Ordinary Shares	Percentage
1.	Khazanah Nasional Berhad	1,176,821,571	36.41
2.	Employees Provident Fund Board	298,560,800	9.24
3.	Amanah Raya Nominees (Tempatan) Sdn Bhd *Skim Amanah Saham Bumiputera*	241,257,800	7.46
4.	Bank Negara Malaysia	232,438,000	7.19
5.	RHB Nominees (Tempatan) Sdn Bhd *Petroliam Nasional Berhad*	120,020,200	3.71
6.	Kumpulan Wang Amanah Pencen	119,952,700	3.71
7.	Kumpulan Wang Amanah Pencen	46,214,300	1.43
8.	Permodalan Nasional Berhad	33,450,000	1.03
9.	Lembaga Tabung Haji	32,108,000	0.99
10.	Cimsec Nominees (Tempatan) Sdn Bhd *Security Trustee (KCW Issue 1)*	31,000,000	0.96
11.	Amanah Raya Nominees (Tempatan) Sdn Bhd *Amanah Saham Wawasan 2020*	26,511,600	0.82
12.	Amanah Raya Nominees (Tempatan) Sdn Bhd *Amanah Saham Malaysia*	23,274,600	0.72
13.	Kumpulan Wang Amanah Pencen	22,060,000	0.68
14.	Kumpulan Wang Amanah Pencen	20,100,000	0.62
15.	Cartaban Nominees (Asing) Sdn Bhd *State Street London Fund HKNP for Stichting Pensioenfonds ABP*	20,000,000	0.62
16.	Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)*	19,476,020	0.60
17.	Amanah Raya Nominees (Tempatan) Sdn Bhd *Sekim Amanah Saham Nasional*	19,469,000	0.60
18.	HSBC Nominees (Asing) Sdn Bhd *JPMCB for Europacific Growth Fund*	17,700,000	0.55
19	Bank Simpanan Nasional	16,335,000	0.51
20.	Lembaga Tabung Angkatan Tentera	11,497,000	0.36
21.	Amanah Raya Nominees (Tempatan) Sdn Bhd *Amanah Saham Didik*	10,574,600	0.33
22.	HSBC Nominees (Asing) Sdn Bhd *Abu Dhabi Investment Authority*	9,858,532	0.31
23.	HSBC Nominees (Asing) Sdn Bhd *Stichting Pensioenfonds ABP*	9,425,659	0.29
24.	Kumpulan Wang Amanah Pencen	9,087,400	0.28
25.	Malaysia National Insurance Berhad	8,484,800	0.26
26.	Citigroup Nominees (Asing) Sdn Bhd *American International Assurance Company Limited (P Core)*	8,071,000	0.25
27.	Valuecap Sdn Bhd	7,903,900	0.24
28.	Cartaban Nominees (Tempatan) Sdn Bhd *Amanah SSCM Nominees (Tempatan) Sdn Bhd for Employees Provident Fund Board (JF404)*	7,600,000	0.24
29.	HSBC Nominees (Asing) Sdn Bhd *Saudi Arabian Monetary Agency*	7,282,900	0.23
30.	Am Nominees (Tempatan) Sdn Bhd *Employees Provident Fund Board (A/C1)*	6,911,200	0.21
		2,613,446,582	80.85

ANALYSIS OF CONVERTIBLE REDEEMABLE INCOME SECURITIES 2004-2009 ("CRIS") HOLDINGS AS AT 25 OCTOBER 2005

Type of Security: 3.05% 5 year Unsecured Convertible Redeemable Income Securities 2004-2009 (CRIS) with nominal value of RM1.00 each

Voting Right: None until upon conversion into Ordinary Shares of RM1.00 each

DISTRIBUTION OF CRIS HOLDINGS AS AT 25 OCTOBER 2005

Category	No. of CRIS Holders	% of CRIS Holders	Nominal Value of CRIS (RM)	% of CRIS Issued
Less than 100 CRIS	0	0.00	0	0.00
100 - 1,000 CRIS	2	1.07	1,000	0.00
1,001 - 10,000 CRIS	36	19.25	200,200	0.10
10,001 - 100,000 CRIS	54	28.88	2,715,400	1.36
100,001 to less than 5% of issued CRIS	91	48.66	114,186,900	57.09
5% and above of issued CRIS	4	2.14	82,896,500	41.45
	187	100.00	200,000,000	100.00

SUBSTANTIAL CRIS HOLDERS (5 PERCENT AND MORE)

	Name of CRIS Holders	Nominal Value of CRIS (RM)	Percentage
1.	Mayban Nominees (Tempatan) Sdn Bhd		
	Mayban Trustees Berhad for Public Bond Fund (N14011960380)	39,873,400	19.94
2.	Mayban Nominees (Tempatan) Sdn Bhd		
	Mayban Trustees Berhad for Public Regular Savings Fund (N14011940100)	17,024,000	8.51
3.	Amanah Raya Nominees (Tempatan) Sdn Bhd		
	Public Savings Fund	15,999,100	8.00
4.	Malaysia National Insurance Berhad	10,000,000	5.00
		82,896,500	41.45

LIST OF 30 LARGEST CRIS HOLDERS AS AT 25 OCTOBER 2005

	Name of CRIS Holders	Nominal Value of CRIS (RM)	Percentage
1.	Mayban Nominees (Tempatan) Sdn Bhd *Mayban Trustees Berhad for Public Bond Fund (N14011960380)*	39,873,400	19.94
2.	Mayban Nominees (Tempatan) Sdn Bhd *Mayban Trustees Berhad for Public Regular Savings Fund (N14011940100)*	17,024,000	8.51
3.	Amanah Raya Nominees (Tempatan) Sdn Bhd *Public Savings Fund*	15,999,100	8.00
4.	Malaysia National Insurance Berhad	10,000,000	5.00
5.	Citigroup Nominees (Tempatan) Sdn Bhd *ING Insurance Berhad (INV-IL PAR)*	8,911,800	4.46
6.	CIMB Nominees (Tempatan) Sdn Bhd *Commerce International Merchant Bankers Berhad (ETP)*	7,000,000	3.50
7.	Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)*	6,800,000	3.40
8.	BHLB Trustee Berhad *Prubond Fund*	6,589,000	3.29
9.	Hong Leong Assurance Berhad *As Beneficial Owner (Life Par)*	6,500,000	3.25
10.	Amanah Raya Nominees (Tempatan) Sdn Bhd *PB Fixed Income Fund*	6,374,900	3.19
11.	Ammb Nominees (Tempatan) Sdn Bhd *Amassurance Berhad (LF 1/148-1)*	5,000,000	2.50
12.	Amanah Raya Nominees (Tempatan) Sdn Bhd *Public Dividend Select Fund*	4,401,800	2.20
13.	Ammb Nominees (Tempatan) Sdn Bhd *Amtrustee Berhad for HLG Dividend Fund (HLGDF)*	4,000,000	2.00
14.	Amanah Raya Nominees (Tempatan) Sdn Bhd *Kumpulan Wang Am*	3,000,000	1.50
15.	Amanah Raya Nominees (Tempatan) Sdn Bhd *Public Enhanced Bond Fund*	2,993,300	1.50
16.	Cimsec Nominees (Tempatan) Sdn Bhd *CIMB for Ku Tien Sek (PB)*	2,500,000	1.25
17.	Hong Leong Assurance Berhad *As Beneficial Owner (Life Ann Par)*	2,500,000	1.25
18.	Hong Leong Assurance Berhad *As Beneficial Owner (Life Non Par)*	2,500,000	1.25
19.	Hong Leong Assurance Berhad *As Beneficial Owner (General Npar)*	2,000,000	1.00
20.	Hong Leong Assurance Berhad *As Beneficial Owner (Unitlinked OP)*	2,000,000	1.00
21.	HSBC Nominees (Tempatan) Sdn Bhd *HSBC (M) Trustee Bhd for OSK-UOB Kidsave Trust (3621)*	2,000,000	1.00
22.	Mayban Nominees (Tempatan) Sdn Bhd *Mayban Life Assurance Berhad (Par Fund)*	2,000,000	1.00

LIST OF 30 LARGEST CRIS HOLDERS AS AT 25 OCTOBER 2005 (cont'd.)

	Name of CRIS Holders	Nominal Value of CRIS (RM)	Percentage
23.	Cimsec Nominees (Tempatan) Sdn Bhd *CIMB for Lim Ka Kian (PB)*	1,800,000	0.90
24.	Cimsec Nominees (Tempatan) Sdn Bhd *CIMB for Kuan Hun Liang (PB)*	1,600,000	0.80
25.	Mayban Trustees Berhad *Strategic Bond Fund*	1,510,000	0.76
26.	Jerneh Insurance Bhd	1,460,000	0.73
27.	Amanah Raya Nominees (Tempatan) Sdn Bhd *Public Growth Fund*	1,433,100	0.72
28.	HSBC Nominees (Tempatan) Sdn Bhd *HSBC (M) Trustee Bhd for OSK-UOB Income Fund (4314)*	1,150,000	0.58
29.	Amsec Nominees (Tempatan) Sdn Bhd *Ammerchant Bank Bhd for Tan Kim Kuan @ Tan Kim Chin*	1,000,000	0.50
30.	Cimsec Nominees (Tempatan) Sdn Bhd *CIMB for Shamsuddin Bin Abdul Kadir (PB)*	1,000,000	0.50
		170,920,400	85.46




RM
13
12
11
10
9
8
Sept 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Month
TNB MK Equity Px High
TNB MK Equity Px Low
TNB MK Equity Px Last

GENERATION

Nature of Functional Activity	LAND									BUILDINGS			DESCRIPTION
	Leasehold			Freehold			Total No. of Lots	Total Area (sq M)	Total NBV (RM'000)	No.	Built-up Area (sq M)	NBV (RM'000)	
GENERATION	No. of Lots (1)	Area (sq M) (2)	NBV (RM'000) (3)	No. of Lots (4)	Area (sq M) (5)	NBV (RM'000) (6)	(1+4)	(2+5)	(3+6)	(10)	(11)	(12)	(13)
Location													
Perlis	-	-	-	2	1,499	52	2	1,499	52	-	-	-	Office Buildings, Stores, Jetties, Power Stations, Rural Power Stations, Dams and Mini Hydros
Kedah	2	1,676	30	6	22,280	6,047	8	23,956	6,077	21	2,493	6,160	
Pulau Pinang	1	16,226	11,801	2	67,726	2,136	3	83,952	13,937	10	10,258	120,505	
Perak	8	2,933,400	144,013	10	1,684,595	63,916	18	4,617,995	207,929	109	80,378	614,179	
Selangor	5	16,892,869	130,796	4	514,707	25,451	9	17,407,576	156,247	30	11,688	948,289	
W.Persekutuan	-	-	-	-	-	-	-	-	-	10	150	7,663	
Putrajaya/Cyberjaya	-	-	-	-	-	-	-	-	-	-	-	-	
N. Sembilan	4	170,812	4,331	1	13,550	1,657	5	184,362	5,988	24	3,257	179,055	
Melaka	-	-	-	-	-	-	-	-	-	-	-	-	
Johor	3	89,012	8,130	2	167,515	14,123	5	256,527	22,253	26	9,850	67,727	
Pahang	47	230,588	217	58	98,742	8,677	105	329,330	8,894	137	2,755	74,441	
Terengganu	45	239,386	17,444	48	28,817	13,938	93	268,203	31,382	91	12,316	536,691	
Kelantan	75	76,498	577	39	56,539	1,348	114	133,037	1,925	89	4,444	906,585	
Sabah	22	5,462,413	7,132	19	4,017,445	5,769	41	9,479,858	12,901	50	11,000	198,222	
TOTAL	**212**	**26,112,880**	**324,471**	**191**	**6,673,415**	**143,114**	**403**	**32,786,295**	**467,585**	**597**	**148,589**	**3,659,517**	

GENERATION

Electricity is produced through a process of converting other forms of energy into electrical energy. This conversion process is known as generation and is mainly carried out at power stations. In addition, a number of mini hydro stations and numerous diesel generating sets are operated by TNB.

Note: NBV - Net Book Value

TRANSMISSION

Nature of Functional Activity	LAND									BUILDINGS			DESCRIPTION
	Leasehold			Freehold			Total No. of Lots	Total Area (sq M)	Total NBV (RM'000)	No.	Built-up Area (sq M)	NBV (RM'000)	
TRANSMISSION	No. of Lots (1)	Area (sq M) (2)	NBV (RM'000) (3)	No. of Lots (4)	Area (sq M) (5)	NBV (RM'000) (6)	(1+4)	(2+5)	(3+6)	(10)	(11)	(12)	(13)
Location													
Perlis	4	110,024	1,095	2	15,860	474	6	125,884	1,569	16	3,145	69,487	
Kedah	12	445,892	3,693	7	47,652	36,262	19	493,544	39,955	35	7,694	166,700	
Pulau Pinang	15	1,311,447	8,621	9	114,908	7,548	24	1,426,355	16,169	23	3,653	163,661	
Perak	10	157,193	1,592	8	26,438	10,607	18	183,631	12,199	30	8,146	208,569	
Selangor	20	257,523	26,037	25	80,952	34,190	45	338,475	60,227	74	13,673	508,880	
W.Persekutuan	10	176,794	11,684	10	79,800	12,114	20	256,594	23,798	24	7,740	329,656	Main Intake Substations
Putrajaya/Cyberjaya	–	–	–	–	–	–	–	–	–	–	–	–	
N.Sembilan	13	688,904	7,125	11	87,029	4,620	24	775,933	11,745	35	3,836	117,324	
Melaka	6	59,717	1,415	16	20,627	12,409	22	80,344	13,824	28	7,167	75,601	
Johor	30	554,552	23,385	33	64,522	15,072	63	619,074	38,457	66	9,027	710,939	
Pahang	8	86,487	979	16	155,835	4,056	24	242,322	5,035	26	2,934	162,015	
Terengganu	5	170,622	3,574	–	–	–	5	170,622	3,574	22	3,544	73,166	
Kelantan	3	95,628	1,953	6	176,029	2,542	9	271,657	4,495	21	5,551	60,769	
Sabah	3	30,904	1,755	1	14,165	134	4	45,069	1,889	13	3,600	26,376	
TOTAL	**139**	**4,145,687**	**92,908**	**144**	**883,817**	**140,028**	**283**	**5,029,504**	**232,936**	**413**	**79,710**	**2,673,143**	

TRANSMISSION

Transmission activity relates to the process of transmitting electricity generated at power stations to the load centres where it is required, eg. townships, industrial growth centres and major customers. A network of transmission lines, forming the National Grid is required for this purpose. At appropriate sites, transmission substation are constructed to channel electricity from the National Grid to the numerous load centres. The transmission system operates at voltage levels of 500 kV, 275 kV, 132 kV and 66 kV.

Note: NBV – Net Book Value

DISTRIBUTION

Nature of Functional Activity	LAND									BUILDINGS			DESCRIPTION
	Leasehold			Freehold			Total No. of Lots	Total Area (sq M)	Total NBV (RM'000)	No.	Built-up Area (sq M)	Total NBV (RM'000)	
DISTRIBUTION	No. of Lots (1)	Area (sq M) (2)	NBV (RM'000) (3)	No. of Lots (4)	Area (sq M) (5)	NBV (RM'000) (6)	(1+4)	(2+5)	(3+6)	(10)	(11)	(12)	(13)
Location													
Perlis	35	16,378	471	44	71,964	1,352	79	88,342	1,823	52	1,200	5,145	
Kedah	167	296,580	5,251	311	510,601	33,088	478	807,181	38,339	208	46,250	41,469	
Pulau Pinang	106	71,696	8,078	361	131,413	21,019	467	203,109	29,097	173	12,880	25,558	
Perak	530	563,012	9,635	228	528,843	5,186	758	1,091,855	14,821	272	12,617	47,294	
Selangor	419	201,800	39,407	530	482,718	71,104	949	684,518	110,511	676	121,313	175,012	
W. Persekutuan	169	122,882	40,832	132	130,868	48,774	301	253,750	89,606	238	17,473	338,824	Distribution Substations
Putrajaya/Cyberjaya	–	–	–	–	–	–	–	–	–	6	–	29,352	
N. Sembilan	234	108,319	2,979	146	40,826	2,822	380	149,145	5,801	120	6,872	6,277	
Melaka	207	80,639	6,131	231	67,897	20,313	438	148,536	26,444	154	6,136	6,537	
Johor	637	464,188	26,286	632	388,894	35,040	1,269	853,082	61,326	452	19,774	40,513	
Pahang	197	157,671	6,188	181	94,830	2,480	378	252,501	8,668	143	9,957	30,959	
Terengganu	173	638,856	4,915	86	41,337	1,076	259	680,193	5,991	118	4,508	19,035	
Kelantan	165	493,617	4,613	186	236,365	5,800	351	729,982	10,413	137	67,062	10,792	
Sabah	51	637,841	3,920	37	173,243	1,881	88	811,084	5,801	306	84,500	18,606	
TOTAL	**3,090**	**3,853,479**	**158,706**	**3,105**	**2,899,799**	**249,935**	**6,195**	**6,753,278**	**408,641**	**3,055**	**410,542**	**795,373**	

DISTRIBUTION

The distribution process begins at the termination of the transmission line where distribution substations step down voltage to enable electricity to be distributed to TNB's customers. The distribution system consists of distribution substations, overhead lines and underground cables operating at voltage levels of 33 kV and below.

Note: NBV – Net Book Value

RESIDENTIAL

Nature of Functional Activity	LAND									BUILDINGS			DESCRIPTION
	Leasehold			Freehold			Total No. of Lots	Total Area (sq M)	Total NBV (RM'000)	No.	Built-up Area (sq M)	Total NBV (RM'000)	
RESIDENTIAL AND OTHERS	No. of Lots (1)	Area (sq M) (2)	NBV (RM'000) (3)	No. of Lots (4)	Area (sq M) (5)	NBV (RM'000) (6)	(1+4)	(2+5)	(3+6)	(10)	(11)	(12)	(13)
Location													Residential Houses, Apartments, Holiday Bungalows, Office Buildings, Main Store and Warehouse
Perlis	1	1,037	343	6	50,816	1,987	7	51,853	2,330	13	6,151	6,622	
Kedah	5	43,983	2,648	29	259,202	22,711	34	303,185	25,359	42	39,168	26,624	
Pulau Pinang	8	26,829	5,628	26	373,623	36,854	34	400,452	42,482	54	13,628	163,458	
Perak	37	78,110	3,253	53	1,074,710	28,544	90	1,152,820	31,797	115	134,749	68,816	
Selangor	37	33,008,487	176,033	48	780,830	108,737	85	33,789,317	284,770	323	79,942	920,363	
W. Persekutuan	3	18,757	7,486	13	82,126	136,851	16	100,883	144,337	108	136,326	174,062	
Putrajaya/Cyberjaya	–	–	–	–	–	–	–	–	–	–	–	–	
N. Sembilan	10	113,329	2,140	28	359,906	29,597	38	473,235	31,737	71	132,894	64,114	
Melaka	4	99,097	8,901	20	142,288	9,582	24	241,385	18,483	30	28,635	10,686	
Johor	23	384,439	38,380	49	773,793	22,953	72	1,158,232	61,333	119	76,373	71,139	
Pahang	21	634,237	8,107	24	67,598	8,419	45	701,835	16,526	89	76,822	40,012	
Terengganu	25	3,306,420	31,264	4	1,922	2,362	29	3,308,342	33,626	53	47,434	71,118	
Kelantan	11	229,863	7,770	22	87,845	5,822	33	317,708	13,592	54	322,636	63,323	
United Kingdom*	–	–	–	–	–	–	–	–	–	2	444	768	
Sabah	5	122,369	3,392	2	59,490	10,043	7	181,859	13,435	12	33,500	20,382	
Pakistan	–	–	–	1	856,206	3,219	1	856,206	3,219	3	12,713	3,017	
Kalimantan**	–	–	–	1	–	767	1	–	767	–	–	–	
TOTAL	**190**	**38,066,957**	**295,345**	**326**	**4,970,355**	**428,448**	**516**	**43,037,312**	**723,793**	**1,088**	**1,141,415**	**1,704,504**	

RESIDENTIAL AND OTHERS

'Residential Property' includes staff quarters, holiday bungalows and apartments. 'Others' include office buildings, main store and warehouse.

* Comprises 2 units of apartment.

** Land Area for holding overburden soil during coal mining.

Note: NBV – Net Book Value

financial statements 2005





The Directors have pleasure in submitting their Report with the audited financial statements of the Group and of the Company for the financial year ended 31 August 2005.

PRINCIPAL ACTIVITIES

The principal activities of the Group and of the Company are the generation, transmission, distribution and sale of electricity.

There have been no significant changes in these activities during the financial year under review.

FINANCIAL RESULTS

	Group RM'million	Company RM'million
Profit after taxation	1,322.8	1,163.6
Minority interests	(42.8)	0
Net profit for the financial year	1,280.0	1,163.6

DIVIDENDS

The dividends paid or declared since 31 August 2004 were as follows:

	RM'million
In respect of the financial year ended 31 August 2004, as shown in the Directors' Report for that financial year:	
Final gross dividend of 10.0 sen and special dividend of 4.0 sen per ordinary share, less income tax at 28%, paid on 24 January 2005	322.0
In respect of the financial year ended 31 August 2005:	
Interim dividend of 3.0 sen per ordinary share, tax exempt, paid on 12 July 2005	96.2

The Directors had on 25 October 2005 recommended the payment of a final gross dividend of 12.0 sen per ordinary share, less income tax at 28%, amounting to RM278.3 million which, subject to the approval of the shareholders at the forthcoming Annual General Meeting of the Company, and the Books Closure and Payment dates will be announced in due course.

RESERVES AND PROVISIONS

All material transfers to or from reserves and provisions during the financial year are shown in the financial statements.

ISSUE OF SHARES

During the financial year, 72,415,130 new ordinary shares of RM1.00 each were issued by the Company comprising:-

(a) 72,373,200 ordinary shares of RM1.00 each in TNB pursuant to the Employees' Share Option Scheme II ('ESOS II') at exercise prices of RM8.39, RM8.74 or RM9.28 per share, and

(b) 41,930 ordinary shares of RM1.00 each in TNB pursuant to the conversion of Guaranteed Exchangeable Bonds at the exercise price of RM10.15 per share.

The new ordinary shares issued during the financial year ranked pari passu in all respects with the existing ordinary shares of the Company.

EMPLOYEES' SHARE OPTION SCHEME

Options under the ESOS were granted to eligible Directors, employees and retirees of the Group to subscribe for ordinary shares of RM1.00 each. The first ESOS expired on 11 May 2002.

The Company implemented a new Employees' Share Option Scheme II ('ESOS II') on 8 July 2003 for a period of 10 years. The ESOS II is governed by the bye-laws, which were approved by the shareholders at an Extraordinary General Meeting held on 29 May 2003.

The main features and movement during the financial year in the number of options over the shares of the Company is set out in Note 32 to the financial statements.

The Company has been granted an exemption by the Companies Commission of Malaysia via a letter dated 27 September 2005 from having to disclose in this Report the name of the persons to whom options have been granted during the period and details of their holdings pursuant to Section 169 (11) of the Companies Act, 1965 except for information on employees who were granted options representing 400,000 ordinary shares and above.

The list of employees of the Company and its subsidiaries who were granted options representing 400,000 ordinary shares and above under ESOS II are as follows:-

Name	Designation	No. of shares granted under the options	No. of shares exercised under the options
Datuk Abdul Hadi Mohd. Deros	Deputy President/Deputy Chief Executive Officer, Senior Vice President, Planning and Asset Development	400,000	100,000
Datuk Md. Sidek Ahmad	Senior Vice President, Operations	400,000	240,000
Abdul Razak Abdul Majid	Vice President, Generation	400,000	20,000
Dato' Mohd Zainal Azirun	Vice President, Transmission	400,000	130,000
Nik Ibrahim Nik Mohamed	Vice President, Investment Managements	400,000	70,000
Aishah Abdul Rauf	Vice President, Distribution	400,000	100,000
Kamaruzzaman Jusoh	Vice President, Human Resource	400,000	24,000
Che Zurina Zainal Abidin	Vice President, Corporate Services	400,000	120,000



DIRECTORS

The Directors who have held office during the period since the date of the last Report are:

Tan Sri Datuk Amar Leo Moggie
Dato' Che Khalib bin Mohamad Noh
Dato' Abdul Rahim bin Mokti
Dato' Azman bin Mokhtar
Dato' Lau Yin Pin @ Lau Yen Beng
Tan Sri Dato' Hari Narayanan a/l Govindasamy
Dato' Zainal Abidin bin Putih
Datuk Mohd Zaid bin Ibrahim
Mohammad Zainal bin Shaari (Alternate Director to Dato' Azman bin Mokhtar) (Appointed on 20.12.2004)
Datuk Zalekha binti Hassan (Alternate Director to Dato' Abdul Rahim bin Mokti)

DIRECTORS' BENEFITS

During and at the end of the financial year, no arrangements subsisted to which the Company is a party, being arrangements with the object or objects of enabling Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate, except for the options granted to Executive Directors pursuant to the ESOS II.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit (other than benefits disclosed as Directors' remuneration and benefits in Note 4 to the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest.

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

According to the Register of Directors' shareholdings, particulars of the interests of Directors who held office as at the end of the financial year in shares in the Company are as follows:

	Number of ordinary shares of RM1.00 each			
	As at 1.9.2004	**Acquired**	**Disposed**	**As at 31.8.2005**
Dato' Zainal Abidin bin Putih	1,000	0	0	1,000

According to the Register of Directors, none of the Directors held any options over shares in the Company.

No other Directors in office at the end of the financial year held any other interest in shares and debentures of the Company and its related corporations.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(b) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records of the Group and of the Company had been written down to an amount which they might be expected so to realise.

At the date of this Report, the Directors are not aware of any circumstances:

(a) *which would render the amounts written off for bad debts or the amount of the allowance for doubtful debts in the financial* statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may affect the ability of the Group or of the Company to meet their obligations when they fall due.

At the date of this Report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which *secures the liability of any other person; or*

(b) any contingent liability of the Group and of the Company which has arisen since the end of the financial year.



OTHER STATUTORY INFORMATION

At the date of this Report, the Directors are not aware of any circumstances not otherwise dealt with in this Report or the financial statements which would render any amount stated in the financial statements misleading.

In the opinion of the Directors:

(a) except as disclosed in Note 7 to the financial statements, the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) there has not arisen in the interval between the end of the financial year and the date of this Report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this Report is made.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

Signed on behalf of the Board of Directors, in accordance with their resolution dated 25 October 2005.

TAN SRI DATUK AMAR LEO MOGGIE
Chairman

DATO' CHE KHALIB BIN MOHAMAD NOH
President/Chief Executive Officer

income STATEMENTS for the financial year ended 31 August 2005

	Note	Group		Company	
		2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Revenue	3	**18,977.5**	17,712.1	**17,561.3**	16,538.3
Operating expenses					
– exceptional items	7	**0**	0	**(382.1)**	(227.4)
– others	4	**(16,215.9)**	(14,723.4)	**(15,405.0)**	(13,783.2)
Other operating income	6	**374.1**	336.5	**825.3**	922.7
Operating profit		**3,135.7**	3,325.2	**2,599.5**	3,450.4
Foreign exchange gain/(loss)	8	**141.8**	(571.8)	**105.7**	(358.4)
Share of results of associates		**91.0**	79.8	**0**	0
Profit before finance cost		**3,368.5**	2,833.2	**2,705.2**	3,092.0
Finance cost	9	**(1,549.6)**	(1,350.5)	**(1,103.8)**	(1,133.4)
Profit from ordinary activities before taxation		**1,818.9**	1,482.7	**1,601.4**	1,958.6
Taxation					
– Company and subsidiaries	10	**(469.6)**	(656.1)	**(437.8)**	(198.8)
– Share of taxes in associates		**(26.5)**	(19.1)	**0**	0
		(496.1)	(675.2)	**(437.8)**	(198.8)
Profit from ordinary activities after taxation		**1,322.8**	807.5	**1,163.6**	1,759.8
Minority interests		**(42.8)**	6.2	**0**	0
Net profit for the financial year		**1,280.0**	813.7	**1,163.6**	1,759.8

		Sen	**Sen**
Earnings per share			
– basic	11(a)	40.1	26.1
- diluted	11(b)	39.2	25.9
Dividends per share:			
Interim dividend, tax exempt	12	3.0	3.0
Final dividend (gross)	12	0	10.0
Special dividend (gross)	12	0	4.0
Proposed final dividend (gross)	12	12.0	0

The notes set out on pages 164 to 241 form an integral part of these financial statements.

balance
SHEETS as at 31 August 2005



	Note	Group		Company	
		2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
NON-CURRENT ASSETS					
Property, plant and equipment	13	**54,721.0**	53,443.7	**43,813.3**	42,566.4
Coal mining rights	14	**290.7**	312.2	**0**	0
Subsidiaries	15	**0**	0	**866.2**	771.4
Associates	16	**158.7**	132.1	**109.2**	132.5
Investments	17	**39.7**	100.5	**99.1**	84.7
Long term receivables	18	**0**	0	**922.7**	922.7
CURRENT ASSETS					
Inventories	19	**1,741.6**	1,569.2	**900.2**	814.4
Receivables, deposits and prepayments	20	**3,563.2**	3,503.6	**3,029.6**	2,941.7
Current tax assets		**101.7**	26.0	**97.0**	0
Amount owing from subsidiaries	21	**0**	0	**4,200.5**	4,036.7
Amount owing from associates		**6.8**	74.0	**0**	68.0
Short term investments	22	**12.6**	360.2	**12.6**	126.3
Marketable securities	23	**9.4**	10.3	**9.4**	10.3
Deposits, bank and cash balances	24	**2,849.4**	3,849.8	**1,987.3**	2,969.8
		8,284.7	9,393.1	**10,236.6**	10,967.2
CURRENT LIABILITIES					
Payables	25	**3,418.7**	3,000.7	**2,428.8**	2,176.6
Amount owing to subsidiaries	21	**0**	0	**4,364.8**	2,556.1
Amount owing to associates		**203.0**	304.9	**198.1**	300.0
Current taxation		**214.3**	262.8	**212.9**	262.0
Short term borrowings	26				
– bank overdrafts		**0**	1.6	**0**	0
– others		**2,979.6**	1,859.4	**2,320.6**	1,332.6
		6,815.6	5,429.4	**9,525.2**	6,627.3
NET CURRENT ASSETS		**1,469.1**	3,963.7	**711.4**	4,339.9
TOTAL ASSETS LESS CURRENT LIABILITIES		**56,679.2**	57,952.2	**46,521.9**	48,817.6

The notes set out on pages 164 to 241 form an integral part of these financial statements.

	Note	Group		Company	
		2005 RM'million	2004 RM'million	2005 RM'million	2004 RM'million
NON-CURRENT LIABILITIES					
Borrowings	27	(27,008.8)	(30,626.2)	(16,902.6)	(21,404.2)
Consumer deposits		(1,952.3)	(1,766.5)	(1,845.3)	(1,668.4)
Employee benefits	28	(2,248.2)	(2,149.5)	(2,162.9)	(2,078.1)
Other liabilities		(79.4)	(79.2)	(76.6)	(68.3)
Deferred taxation	29	(5,997.8)	(5,503.8)	(5,456.5)	(4,994.9)
Deferred income	30	(2,505.9)	(2,379.9)	(2,271.0)	(2,152.7)
Government development grants	31	(686.0)	(556.9)	0	0
		(40,478.4)	(43,062.0)	(28,714.9)	(32,366.6)
Net Assets		16,200.8	14,890.2	17,807.0	16,451.0
FINANCED BY:					
Share capital	32	3,220.7	3,148.3	3,220.7	3,148.3
Share premium	33	3,989.6	3,451.4	3,989.6	3,451.4
Revaluation and other reserves	34	844.7	1,030.3	1,028.7	1,029.0
Retained profits	35	8,030.5	7,168.4	9,568.0	8,822.3
Shareholders' funds		16,085.5	14,798.4	17,807.0	16,451.0
MINORITY INTERESTS		115.3	91.8	0	0
		16,200.8	14,890.2	17,807.0	16,451.0
		Sen	Sen		
NET TANGIBLE ASSETS PER SHARE*		490.4	460.1		

* The net tangible assets per share is calculated by dividing the net tangible assets of the Group by the number of ordinary shares in issue at the balance sheet date.

The notes set out on pages 164 to 241 form an integral part of these financial statements.

Group	Note	Non-distributable			Distributable	
		Ordinary shares of RM1.00 each RM'million	Share premium RM'million	Revaluation and other reserves RM'million	Retained profits RM'million	Total RM'million
At 1 September 2003		3,111.8	3,181.7	1,048.1	6,623.4	13,965.0
Net loss not recognised in income statement						
– foreign currency translation differences	34	0	0	(17.8)	0	(17.8)
Net profit for the financial year ended 31 August 2004		0	0	0	813.7	813.7
Dividends						
– financial year ended 31 August 2003		0	0	0	(174.8)	(174.8)
– financial year ended 31 August 2004	12	0	0	0	(93.9)	(93.9)
Issuance of share capital	32,33	36.5	269.7	0	0	306.2
At 31 August 2004		3,148.3	3,451.4	1,030.3	7,168.4	14,798.4
At 1 September 2004		3,148.3	3,451.4	1,030.3	7,168.4	14,798.4
Net loss not recognised in income statement						
– foreign currency translation differences	34	0	0	(29.2)	0	(29.2)
Net profit for the financial year ended 31 August 2005		0	0	0	1,280.0	1,280.0
Dividends						
– financial year ended 31 August 2004	12	0	0	0	(322.0)	(322.0)
– financial year ended 31 August 2005	12	0	0	0	(96.2)	(96.2)
Issuance of share capital	32,33	72.4	538.2	0	0	610.6
Realisation of revaluation reserve	34	0	0	(0.3)	0.3	0
Goodwill written-off		0	0	(156.1)	0	(156.1)
At 31 August 2005		3,220.7	3,989.6	844.7	8,030.5	16,085.5

The notes set out on pages 164 to 241 form an integral part of these financial statements.

statement of CHANGES IN EQUITY for the financial year ended 31 August 2005

Company	Note	Non-distributable Ordinary shares of RM1.00 each RM'million	Non-distributable Share premium RM'million	Non-distributable Revaluation and other reserves RM'million	Distributable Retained profits RM'million	Total RM'million
At 1 September 2003		3,111.8	3,181.7	1,029.0	7,331.2	14,653.7
Net profit for the financial year ended 31 August 2004		0	0	0	1,759.8	1,759.8
Dividends						
– financial year ended 31 August 2003		0	0	0	(174.8)	(174.8)
– financial year ended 31 August 2004	12	0	0	0	(93.9)	(93.9)
Issuance of share capital	32,33	36.5	269.7	0	0	306.2
At 31 August 2004		3,148.3	3,451.4	1,029.0	8,822.3	16,451.0
At 1 September 2004		3,148.3	3,451.4	1,029.0	8,822.3	16,451.0
Net profit for the financial year ended 31 August 2005		0	0	0	1,163.6	1,163.6
Dividends						
– financial year ended 31 August 2004	12	0	0	0	(322.0)	(322.0)
– financial year ended 31 August 2005	12	0	0	0	(96.2)	(96.2)
Issuance of share capital	32,33	72.4	538.2	0	0	610.6
Realisation of revaluation reserve	34	0	0	(0.3)	0.3	0
At 31 August 2005		3,220.7	3,989.6	1,028.7	9,568.0	17,807.0

The notes set out on pages 164 to 241 form an integral part of these financial statements.



	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit from ordinary activities after taxation	**1,322.8**	807.5	**1,163.6**	1,759.8
Adjustments for:				
Taxation	**496.1**	675.2	**437.8**	198.8
Depreciation	**2,792.6**	2,639.6	**2,217.1**	2,246.4
Amortisation of coal mining rights	**21.5**	10.8	**0**	0
Provision for employee benefits	**286.8**	271.2	**271.1**	258.9
Translation (gain)/loss	**(197.5)**	361.9	**(145.4)**	146.7
Release of deferred income	**(293.8)**	(279.2)	**(265.4)**	(252.2)
Gain on disposal of property, plant and equipment	**(3.4)**	(2.9)	**(1.3)**	(207.0)
Subsidiaries written off	**0**	0	**9.0**	0
Gain on disposal of associates	**(7.8)**	(29.7)	**(284.0)**	(57.0)
Gain on disposal of long term investments	**(0.4)**	0	**0**	0
Loss on disposal of short term investments	**0**	2.2	**0**	2.2
Share of results in associates	**(91.0)**	(79.8)	**0**	0
Loss on disposal of marketable securities	**1.3**	2.3	**1.3**	2.3
Dividend income	**(0.8)**	(7.4)	**(9.4)**	(151.3)
Interest income	**(121.8)**	(95.8)	**(365.3)**	(372.3)
Interest on borrowings	**1,342.3**	1,267.1	**903.3**	1,054.4
Property, plant and equipment written off	**238.6**	95.4	**241.7**	95.4
Property, plant and equipment write back	**(6.6)**	0	**(6.6)**	0
Release of government development grants	**(42.3)**	(41.6)	**0**	0
Allowance for diminution in value of subsidiaries	**0**	0	**14.0**	0
Write back of allowance for diminution in value of marketable securities	**(0.4)**	(0.9)	**(0.4)**	(0.9)
Inventories written off	**56.5**	128.8	**54.9**	29.8
(Write-back)/allowance for diminution in value of associates	**(18.5)**	61.5	**(40.0)**	40.0
Reversal of impairment loss of property, plant and equipment	**(67.9)**	0	**0**	0
	5,706.3	5,786.2	**4,196.0**	4,794.0
Inventories	**(228.9)**	135.8	**(140.7)**	206.8
Receivables	**(169.6)**	(826.0)	**(5.7)**	(38.0)
Payables	**426.1**	(303.5)	**361.3**	(201.3)
Amount owing from/to subsidiaries	**0**	0	**1,644.9**	1,237.6
Amount owing from/to associates	**(34.7)**	91.4	**(33.9)**	92.9
Cash generated from operations	**5,699.2**	4,883.9	**6,021.9**	6,092.0
Employee benefits paid	**(188.1)**	(153.2)	**(186.3)**	(151.1)
Consumer contributions received	**419.8**	359.2	**383.7**	320.0
Consumer deposits received	**185.8**	168.5	**176.9**	159.9
Taxation paid	**(114.3)**	(21.0)	**(111.7)**	(17.6)
Taxation refund received	**18.1**	0	**0**	0
Net cash flow from operating activities	**6,020.5**	5,237.4	**6,284.5**	6,403.2

The notes set out on pages 164 to 241 form an integral part of these financial statements.

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
CASH FLOWS FROM INVESTING ACTIVITIES				
Additional investment in a subsidiary	**0**	0	**(2.8)**	(574.5)
Proceeds from disposal of associates	**397.8**	140.0	**397.8**	140.0
Proceeds from disposal of long term investments	**136.9**	0	**0**	0
Proceeds from redemption of bonds	**0**	26.2	**0**	0
Proceeds from redemption of unsecured loan notes in an associate	**0**	15.3	**0**	15.3
Proceeds from redemption of redeemable preference shares in an associate	**14.0**	3.4	**14.0**	3.4
Purchase of long term investments	**(75.7)**	(13.5)	**(14.4)**	0
Net proceeds from sale of short term investments	**0**	1,340.4	**0**	333.4
Dividend income received	**0**	0	**7.7**	0
Interest income received	**128.8**	93.8	**108.4**	89.7
Purchase of property, plant and equipment	**(3,805.0)**	(4,194.8)	**(3,375.9)**	(3,456.8)
Proceeds from disposal of property, plant and equipment	**7.5**	212.2	**2.4**	3,941.9
Net cash flow from investing activities	**(3,195.7)**	(2,377.0)	**(2,862.8)**	492.4
CASH FLOWS FROM FINANCING ACTIVITIES				
Government development grants received	**171.4**	78.6	**0**	0
Proceeds from issuance of shares	**610.1**	306.2	**610.1**	306.2
Proceeds from long term borrowings	**2,139.3**	5,965.7	**788.3**	1,177.7
Repayment of long term borrowings	**(4,890.7)**	(3,543.2)	**(4,430.6)**	(3,129.8)
Interest paid	**(1,665.3)**	(1,538.1)	**(1,199.5)**	(1,388.8)
Dividends paid	**(418.2)**	(268.2)	**(418.2)**	(268.2)
Proceeds from short term borrowings	**4,997.5**	3,569.0	**4,851.2**	3,425.4
Repayment of short term borrowings	**(4,745.2)**	(5,054.6)	**(4,605.5)**	(4,894.2)
Issue of shares to minority interests	**0**	0.3	**0**	0
Purchase of shares from minority interests	**(6.1)**	0	**0**	0
Purchase of redeemable unsecured unconvertible loan stock from minority interests	**(14.4)**	0	**0**	0
Release of cash and deposits held in trust	**85.8**	0	**0**	0
Net cash flow from financing activities	**(3,735.8)**	(484.3)	**(4,404.2)**	(4,771.7)

The notes set out on pages 164 to 241 form an integral part of these financial statements.

	Note	Group		Company	
		2005	2004	**2005**	2004
		RM'million	RM'million	**RM'million**	RM'million
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(911.0)**	2,376.1	**(982.5)**	2,123.9
EFFECT OF CHANGES IN FOREIGN CURRENCY		**(2.0)**	(1.7)	**0**	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FINANCIAL YEAR		**3,746.4**	1,372.0	**2,969.8**	845.9
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	24	**2,833.4**	3,746.4	**1,987.3**	2,969.8

The notes set out on pages 164 to 241 form an integral part of these financial statements.

1 GENERAL INFORMATION

The principal activities of the Group and of the Company are the generation, transmission, distribution and sale of electricity.

There have been no significant changes in these activities during the financial year.

The Company is a public limited liability company, incorporated and domiciled in Malaysia and listed on the Main Board of the Bursa Malaysia Berhad.

The address of the registered office of the Company is 129 Jalan Bangsar, 59200 Kuala Lumpur, Malaysia.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise stated, the following accounting policies have been applied consistently in dealing with items that are considered material in relation to the financial statements.

(a) Basis of accounting

The financial statements are prepared under the historical cost convention except as disclosed in this summary of significant accounting policies. For example, certain property, plant and equipment are stated at their respective revalued amounts.

The financial statements comply with Malaysian Accounting Standards Board approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to the end of the financial year. Subsidiaries are those enterprises in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The consolidated income statement includes the results of subsidiaries acquired or disposed during the financial year from the date of their acquisition or up to the date of their disposal respectively using the acquisition method of accounting. At the date of the acquisition, the fair values of the subsidiaries' net assets are determined and these values are reflected in the consolidated financial statements. All intragroup transactions, balances and unrealised surpluses and deficits on transactions are eliminated.

Minority interest is measured at the minorities' share of the post-acquisition fair values of the identifiable assets and liabilities of the acquiree. Separate disclosure is made of minority interest.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

(c) Associates

Associates are enterprises in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associates but not control over those policies. Investments in associates are accounted for in the consolidated financial statements by the equity method of accounting.

Equity accounting involves recognising in the income statement the Group's share of the results of associates for the financial year. The Group's investments in associates are carried in the balance sheet at an amount that reflects its share of the net assets of the associates. Premium paid on acquisition is written off against reserves. See Note 2(d) for the accounting policy on negative goodwill.

(d) Goodwill

Goodwill arising on consolidation represents the excess of the purchase price over the fair value of the net assets of the subsidiary at the date of acquisition. Goodwill is written off to reserves in the year of acquisition.

Negative goodwill represents the excess of the fair value of the Group's share of identifiable net assets acquired over the purchase price. Negative goodwill is accounted for as movement in reserves in the year of acquisition.

(e) Foreign currency

Foreign currency transactions are converted into Ringgit Malaysia at exchange rates prevailing at the transaction dates unless hedged by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used. Monetary assets and liabilities in foreign currencies are translated at exchange rates ruling at the balance sheet date unless hedged by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used. All exchange differences are dealt with through the income statement.

Income statements of foreign entities are translated into Ringgit Malaysia at average rates of exchange for the financial year. Balance sheets are translated into Ringgit Malaysia at the rates of exchange ruling at the balance sheet date. Exchange differences arising from the translation of the results for the financial year at average rates and assets and liabilities at year end rates, and the restatement at year end rates of the opening net investments in foreign subsidiaries are taken to a foreign currency translation reserve account as a component of shareholders' funds.

The principal closing rates used in translation of foreign currency amounts were as follows:

Foreign currency	**2005** **RM**	2004 RM
1 USD	**3.7714**	3.8000
100 JPY	**3.3963**	3.4522
1 GBP	**6.7595**	6.8041
100 PKR	**6.3204**	6.4741
1 EURO	**4.6100**	4.5701

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

(f) **Property, plant and equipment and depreciation**

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and impairment losses.

The Directors have applied the transitional provisions of International Accounting Standard No. 16 (Revised) "Property, Plant and Equipment" as adopted by Malaysian Accounting Standards Board which allow the freehold land, leasehold land, buildings and civil works to be stated at their previous years' valuations less depreciation. Accordingly, these valuations have not been updated.

Surpluses arising on revaluation are credited to the revaluation reserve account. Any deficit arising from revaluation is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in the carrying amount is charged to income statement.

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining profit/(loss) from ordinary activities before taxation. On disposal of revalued assets, the amount in revaluation reserve relating to those property, plant and equipment are transferred to retained profits.

Freehold land and capital project-in-progress are not depreciated. Leasehold land is amortised over the period of the respective lease ranging from 5 to 99 years on a straight line basis.

Depreciation is provided on all other categories of property, plant and equipment on a straight line basis which reflects the estimated useful lives of the assets.

The estimated useful lives of property, plant and equipment are as follows:

Buildings and civil works	10 to 60 years
Plant and machinery	10 to 40 years
Lines and distribution mains	25 to 35 years
Distribution services	20 years
Meters	15 years
Public lighting	15 to 25 years
Furniture, fittings and office equipment	5 to 10 years
Motor vehicles	5 to 10 years

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See Note 2(t) for the accounting policy on impairment of assets.

(g) **Intangible assets**

Expenditure on acquired rights, patents, trademarks and licences is capitalised and amortised using the straight line method over their estimated useful lives. Intangible assets are not revalued.

(h) **Capitalisation of interest**

Interest incurred on external borrowings related to long term capital project-in-progress is capitalised until the assets are ready for their intended use.



2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

(i) Inventories

Inventories are stated at the lower of cost and net realisable value. Costs of work-in-progress and finished goods comprise raw materials, direct labour and a proportion of the production overheads. Cost is determined on the weighted average and first-in-first-out basis.

Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

(j) Marketable securities

Marketable securities are stated at the lower of cost and market value on an aggregate portfolio basis. Cost is derived at on the weighted average basis. Market value is calculated by reference to the relevant stock exchange quoted selling prices at the close of business at the balance sheet date. Any write downs to the market value of investments or subsequent write backs to cost are dealt with through the income statement.

(k) Employee benefits

(i) Short term employee benefits

Wages, salaries, paid annual leave, bonuses, and non-monetary benefits are accrued in the financial year in which the services are rendered by employees of the Group.

(ii) Post-employment benefits

The Group has various post-employment benefit schemes in accordance with local conditions and practices in the countries in which it operates. These benefit plans are either defined contribution or defined benefit plans.

Defined contribution plans

The Group's contributions to defined contribution plans are charged to the income statement in the financial year to which they relate. Once the contributions have been paid, the Group has no further payment obligations.

Defined benefit plans

The Group makes contributions to the Company's Retirement Benefit Plan ('RBP'), a defined benefit plan and approved fund independent of the Company's finances. A book provision is also provided by the Company as the contribution rate required to fund the benefits under the RBP is in excess of the Inland Revenue maximum limit. The Group and the Company also provide for a post retirement medical plan for certain employees.

The liability in respect of a defined benefit plan is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service cost. The Group determines the present value of the defined benefit obligation and the fair value of any plan assets with sufficient regularity such that the amount recognised in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date.

The defined benefit obligation, calculated using the Projected Unit Credit Method, is determined by independent actuaries, considering the estimated future cash outflows using market yields at balance sheet date of government securities which have currency and terms to maturity approximating the terms of the related liability.

The amount of net actuarial gains and losses are charged or credited to income statement over the expected average remaining service lives of the participating employees.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

(l) Income taxes

Current tax expense is determined according to Malaysian tax laws.

Deferred tax is recognised in full, using the liability method, on temporary differences arising between the amounts attributed to assets and liabilities for tax purposes and their carrying amounts in the financial statements.

Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences or unused tax losses can be utilised.

Deferred tax is recognised on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred tax.

(m) Investments

Investments in subsidiaries and associates held for long term are stated at cost, less allowance for any diminution in their value. Diminution in the value of an investment is recognised as an expense in the financial year in which the diminution is identified.

Investments in other non-current investments are shown at cost and an allowance for diminution in value is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Where there has been a decline other than temporary in the value of an investment, such a decline is recognised as an expense in the financial year.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

(n) Deferred income

Contributions received from certain customers to defray the cost of capital projects are credited to the deferred income account. The amount in this account is released to the income statement on a straight line basis over 15 years, being the average useful life of such projects.



2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

(o) Operating leases

A group company is the lessee

Leases of assets under which all the rewards and risks of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

A group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar assets.

(p) Trade receivables

Trade receivables are carried at anticipated realisable value. Bad debts are written off in the period in which they are identified. An allowance is made for doubtful receivables based on review of all outstanding amounts at the financial year end.

(q) Trade payables

Trade payables are stated at cost, which is the fair value of the consideration to be paid in the future for goods and services received.

(r) Contingent liabilities

The Group does not recognise a contingent liability but discloses its existence in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation.

(s) Borrowings

Borrowings are initially recognised based on the proceeds received. The costs of issuing debt instruments are expensed as and when incurred.

Interest and dividends on financial instruments deemed as borrowings are reported within finance cost in the income statement.

(t) Impairment of assets

Property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

The impairment loss is charged to the income statement unless it reverses a previous revaluation in which case it is charged to the revaluation surplus. Any subsequent increase in recoverable amount is recognised in the income statement unless it reverses an impairment loss on a revalued asset in which case it is taken to revaluation surplus.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

(u) **Cash and cash equivalents**

For the purpose of the cash flow statement, cash and cash equivalents comprise cash in hand, deposits held at call with banks, bank overdrafts and short term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(v) **Revenue recognition**

Sales are recognised upon invoiced value of services delivered net of billing adjustments.

Other operating income earned by the Group and Company comprises interest and leasing income as well as dividend income. Interest and leasing incomes are accrued, unless collectibility is in doubt. Dividend income is recognised when the shareholders' right to receive payment is established.

(w) **Government development grants**

Government development grants relating to the construction of property, plant and equipment are included in long term liabilities and are credited to the income statement on a straight line basis over 15 years.

(x) **Financial instruments**

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, payables, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group and Company are also parties to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rate. These financial instruments, which mainly comprise foreign currency forward contracts, cross currency swap contracts and interest rate swap contracts, are not recognised in the financial statements. Derivative financial instruments are used in the Group's and Company's risk management of foreign currency and interest rate risk exposure of its financial liabilities.

Foreign currency forward contracts

The Group enters into foreign currency forward contracts to protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled.

Exchange gains and losses arising on contracts entered into as hedges of anticipated future transactions are deferred until the date of such transaction, at which time they are included in the measurement of such transactions.

All other exchange gains and losses relating to hedge instruments are recognised in the income statement in the same period as the exchange differences on the underlying hedged items.

Cross currency swap contracts

Cross currency swaps are entered into to manage exposure to movements in exchange rates by establishing the currency at which a foreign currency liability will be settled.

The notional principal of these contracts are off balance sheet. Any differential in terms of exchange gains or losses are recognised in the income statement in the same period as the exchange differences on the underlying hedged items.



2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

(x) Financial instruments (Cont'd.)

Interest rate swap contracts

Interest rate swaps, collars and caps agreements are designed to manage the Group's exposure to protect the Group from movements in interest rates. The notional principal of these contracts are off balance sheet. Any differential to be paid or received on an interest rate swap contract is recognised as a component of interest income or expense over the period of the contract. Gains and losses on early termination of interest rate swaps or on repayment of the borrowing are taken to the income statement.

Fair value estimation for disclosure purposes

In assessing the value of financial instruments, the Group and the Company make certain assumptions and apply the discounted cash flow method to discount future cash flows to determine the fair value of financial instruments. The fair values of financial liabilities are estimated by discounting future cash flows at current market interest rate available to the Group and the Company.

Fair value of publicly traded derivatives and securities is based on quoted market prices at balance sheet date whereas the fair value of foreign currency forward contracts is calculated using forward exchange market rates at balance sheet date.

The fair values for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

(y) Rural electrification and projects under the Malaysia Plan

Rural electrification projects are capitalised as property, plant and equipment. The costs of the projects under the Malaysia Plan in the State of Sabah are only capitalised and accounted for as property, plant and equipment upon receipt of formal handover documentation. The corresponding amounts are recorded as government development grants and such grants are released to the income statement on a straight line basis over the same period as the expected economic life of the projects.

3 REVENUE

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Sales – electricity	**18,326.4**	17,219.4	**17,295.9**	16,286.1
– goods and services	**357.3**	213.5	**0**	0
Release of deferred income (Note 30)	**293.8**	279.2	**265.4**	252.2
	18,977.5	17,712.1	**17,561.3**	16,538.3

4 OPERATING EXPENSES

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Energy cost	**11,313.3**	10,266.5	**11,449.7**	9,948.7
Transmission cost	**823.5**	829.6	**821.8**	827.8
Distribution cost	**2,476.0**	2,421.5	**2,465.0**	2,404.1
Administrative expenses	**910.8**	740.5	**484.1**	479.0
Other operating expenses	**692.3**	465.3	**184.4**	123.6
	16,215.9	14,723.4	**15,405.0**	13,783.2

4 **OPERATING EXPENSES (Cont'd.)**

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Operating expenses include the following items:				
Directors' remuneration				
- fees	**0.5**	0.7	**0.4**	0.5
- other emoluments	**0.6**	0.9	**0.6**	0.9
Auditors' remuneration	**0.9**	0.9	**0.4**	0.4
Allowance for doubtful debts	**135.3**	227.1	**106.5**	220.0
Amortisation of coal mining rights	**21.5**	10.8	**0**	0
Depreciation	**2,792.6**	2,639.6	**2,217.1**	2,246.4
Rental of land and buildings	**53.6**	74.4	**41.9**	61.2
Rental of plant and machinery	**20.2**	14.0	**20.2**	12.8
Research and development expenses	**16.1**	18.0	**15.5**	17.9
Property, plant and equipment written off	**238.6**	95.4	**241.7**	95.4
Property, plant and equipment write back	**(6.6)**	0	**(6.6)**	0
Inventories written off	**56.5**	128.8	**54.9**	29.8
Write-back of allowance for diminution in value of marketable securities	**(0.4)**	(0.9)	**(0.4)**	(0.9)
(Write-back)/allowance for diminution in value of associates	**(18.5)**	61.5	**(40.0)**	40.0
Write back of allowance for doubtful debt	**(53.5)**	0	**(42.1)**	0
(Write-back)/allowance for stock obsolescence	**(16.2)**	15.2	**(16.2)**	15.2
Reversal of impairment loss of property, plant and equipment	**(67.9)**	0	**0**	0
Subsidiaries written off	**0**	0	**9.0**	0
Receipt of government subsidies*	**(145.6)**	0	**0**	0
Staff costs (Note 5)	**1,787.9**	1,725.6	**1,517.2**	1,495.3

* A subsidiary company, Sabah Electricity Sdn. Bhd. ('SESB'), has obtained approval from the Government of Malaysia which includes, among others, the granting of fuel subsidy for diesel and medium fuel oil, the writing off of the Government of Malaysia loan to SESB, the reduction in the interest rate from 6% to 4% per annum and retaining the gas price at RM6.40/mmbtu. The full effect has not been included in the financial statements, except for an amount of RM145.6 million which relates to a portion of the fuel subsidy received from the Government of Malaysia during the financial year.

4 OPERATING EXPENSES (Cont'd.)

The estimated money value of benefits-in-kind received by the Directors was RM88,801 (2004: RM81,846) for the Group and the Company.

The estimated money value of amounts paid to a firm, of which a Director is a member, for professional services rendered to the Company was RM243,238 (2004: Nil).

5 STAFF COSTS

	Group		Company	
	2005 RM'million	2004 RM'million	2005 RM'million	2004 RM'million
Wages, salaries and bonuses	1,255.0	1,151.8	1,044.2	988.5
Defined contribution retirement plan	129.7	106.9	105.1	99.5
Retirement benefit plan	192.1	177.4	185.5	174.8
Retirement medical plan	94.7	93.8	85.6	84.1
Other employee benefits	116.4	195.7	96.8	148.4
	1,787.9	1,725.6	1,517.2	1,495.3

The number of persons employed at the end of the financial year was 27,727 (2004: 26,989) for the Group and 24,114 (2004: 22,928) for the Company.

Details of the retirement benefit and retirement medical plans of the Group and the Company are set out in Note 28 to these financial statements.

6 OTHER OPERATING INCOME

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Dividend income from investments in:				
– quoted shares	**0.8**	7.1	**0.8**	7.1
– unquoted shares	**0**	0.3	**8.6**	144.2
Leasing income	**0**	0	**4.6**	4.5
Interest income	**121.8**	95.8	**365.3**	372.3
Rental income	**9.4**	1.3	**20.2**	20.0
Release of Government development grants (Note 31)	**42.3**	41.6	**0**	0
Government subsidies	**14.1**	28.2	**0**	0
Loss on disposal of marketable securities	**(1.3)**	(2.3)	**(1.3)**	(2.3)
Gain on disposal of property, plant and equipment	**3.4**	2.9	**1.3**	207.0
Gain on disposal of associates	**7.8**	29.7	**284.0**	57.0
Loss on disposal of short term investments	**0**	(2.2)	**0**	(2.2)
Interest on late payments receivable	**54.7**	54.4	**54.7**	54.4
Minimum make up charges	**29.0**	26.1	**29.0**	26.1
Other income	**92.1**	53.6	**58.1**	34.6
	374.1	336.5	**825.3**	922.7

7 EXCEPTIONAL ITEMS

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Allowance for advances and diminution in value of investment in subsidiaries	**0**	0	**382.1**	227.4

The impairment charge was made against the advances given to both Sabah Electricity Sdn. Bhd. and Sepang Power Sdn. Bhd.

8 FOREIGN EXCHANGE (LOSS)/GAIN

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Foreign exchange gain/(loss) comprises:				
Translation gain/(loss) – foreign term loans	**158.2**	(346.3)	**116.5**	(166.1)
Translation gain/(loss) – others	**39.3**	(15.6)	**28.9**	19.4
Transaction loss	**(55.7)**	(209.9)	**(39.7)**	(211.7)
	141.8	(571.8)	**105.7**	(358.4)

9 FINANCE COST

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Interest on borrowings	**1,666.6**	1,585.0	**1,227.6**	1,372.1
Less: Amount capitalised into property, plant and equipment	**(324.3)**	(317.9)	**(324.3)**	(317.7)
Interest on consumer deposits	**87.4**	83.4	**87.4**	79.0
Bond refinancing cost	**119.9**	0	**113.1**	0
	1,549.6	1,350.5	**1,103.8**	1,133.4

10 TAXATION

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Arising in Malaysia:				
Current tax	**19.9**	40.3	**19.4**	75.7
Over provision in respect of prior financial years	**(44.3)**	(11.3)	**(43.2)**	(11.6)
Deferred tax	**489.0**	585.5	**461.6**	84.7
Under provision in respect of prior financial year	**5.0**	41.6	**0**	50.0
Share of taxes in associates	**26.5**	19.1	**0**	0
	496.1	675.2	**437.8**	198.8



10 **TAXATION (Cont'd.)**

The explanation of the relationship between tax expense and profit from ordinary activities before tax is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Profit before taxation	**1,818.9**	1,482.7	**1,601.4**	1,958.6
Tax calculated at the Malaysian tax rate of 28% (2004: 28%)	**509.3**	415.2	**448.4**	548.4
Tax effect of:				
- income not subject to tax	**(187.8)**	(149.4)	**(167.0)**	(80.5)
- expenses not deductible for tax purposes	**175.0**	273.3	**216.5**	275.0
- gain on disposal of property, plant and equipment to subsidiary not subjected to tax	**0**	0	**0**	(582.4)
- current year's tax loss not recognised	**32.0**	60.4	**0**	0
- temporary differences not recognised	**23.8**	45.7	**0**	0
- expenses qualifying for double deduction	**(16.9)**	(0.3)	**(16.9)**	(0.1)
Over provision of current tax in prior years	**(44.3)**	(11.3)	**(43.2)**	(11.6)
Under provision of deferred tax in prior year	**5.0**	41.6	**0**	50.0
Tax charge	**496.1**	675.2	**437.8**	198.8
Average effective tax rate (%)	**27.3**	45.5	**27.3**	10.2

11 **EARNINGS PER SHARE**

(a) **Basic earnings per share**

Basic earnings per share is calculated by dividing the net profit for the financial year by the weighted average number of ordinary shares in issue during the financial year.

	Group	
	2005	2004
Net profit for the financial year (RM'million)	**1,280.0**	813.7
Weighted average number of ordinary shares in issue ('000)	**3,190,091**	3,119,560
Basic earnings per share (sen)	**40.1**	26.1

11 EARNINGS PER SHARE (Cont'd.)

(b) Diluted earnings per share

	Group	
	2005	2004
Net profit for the financial year (RM'million)	1,280.0	813.7
Elimination of interest expense on Guaranteed Exchangeable Bonds, net of tax effect (RM'million)	39.9	0
	1,319.9	813.7
Weighted average number of ordinary shares in issue ('000)	3,190,091	3,119,560
Adjustment for share options ('000)	26,310	24,242
Adjustment for Guaranteed Exchangeable Bonds ('000)	148,585	0
Weighted average number of ordinary shares for diluted earnings per share ('000)	3,364,986	3,143,802
Diluted earnings per share (sen)	39.2	25.9

As at 31 August 2005 and 31 August 2004, the Group had, in issue, RM1,508.1 million and RM1,520.0 million respectively of Guaranteed Exchangeable Bonds ('GEB') whose terms of conversion are set out in Note 27(c)(iii).

12 DIVIDENDS

	Group and Company	
	2005 RM'million	2004 RM'million
Interim dividend of 3.0 sen per ordinary share, tax exempt (2004: 3.0 sen per ordinary share, tax exempt)	96.2	93.9
Proposed:		
Proposed final dividend of 12.0 sen final gross per ordinary share, less income tax at 28% (2004: 10.0 sen final gross and 4.0 sen special gross per ordinary share, less income tax at 28%)	278.3	317.4
Final dividend of prior year, at 10.0 sen gross and 4.0 sen special gross per ordinary share, less income tax at 28% on shares alloted between 1 September 2004 to book closure date of 28 December 2004	0	4.6
	374.5	415.9

Interim dividends are paid and accounted for in shareholders' equity as an appropriation of retained profits in the financial year.



12 DIVIDENDS (Cont'd.)

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 31 August 2005 of 12.0 sen gross per ordinary share less income tax at 28%, amounting to RM278.3 million will be proposed for shareholders' approval. These final dividend will be accrued as a liability in the financial year ending 31 August 2006 when approved by the shareholders.

In respect of the financial year ended 31 August 2004, a final dividend of 10.0 sen and a special dividend of 4.0 sen gross per ordinary share, both less income tax at 28% amounted to RM322.0 million was declared and approved by the shareholders in the Annual General Meeting held on 23 December 2004.

13 PROPERTY, PLANT AND EQUIPMENT

Group 2005	As at 1.9.2004 RM'million	Exchange rate adjustment RM'million	Additions RM'million	Disposals RM'million	Transfers/ reclassi- fications RM'million	As at 31.8.2005 RM'million
Cost/valuation						
At 1984 and earlier valuations:						
Long leasehold land	8.4	0	0	0	0	8.4
Buildings and civil works	5.6	0	0	0	0	5.6
At 1994 valuation:						
Freehold land	687.2	0	0	(0.1)	0	687.1
Long leasehold land	602.4	0	0	(0.3)	0	602.1
Short leasehold land	3.1	0	0	0	0	3.1
Buildings and civil works	440.1	0	0	0	0	440.1
	1,746.8	0	0	(0.4)	0	1,746.4
At cost:						
Freehold land	222.4	(0.1)	11.4	0	40.7	274.4
Long leasehold land	396.2	0	16.6	0	(43.1)	369.7
Short leasehold land	38.5	0	0	0	0.5	39.0
Buildings and civil works	9,983.9	(0.1)	1,089.8	(72.6)	(188.7)	10,812.3
	12,387.8	(0.2)	1,117.8	(73.0)	(190.6)	13,241.8
Plant and machinery	29,754.5	(25.6)	3,909.8	(623.2)	(233.3)	32,782.2
Lines and distribution mains	17,806.1	0	2,502.6	(0.1)	76.2	20,384.8
Distribution services	1,932.6	0	149.5	0	3.9	2,086.0
Meters	858.7	0	116.7	0	0	975.4
Public lighting	245.7	0	12.1	0	0	257.8
Furniture, fittings and office equipment	702.4	(0.2)	195.6	(0.8)	(1.8)	895.2
Motor vehicles	186.3	0	34.5	(3.9)	3.7	220.6
	63,874.1	(26.0)	8,038.6	(701.0)	(341.9)	70,843.8
Capital project-in-progress	9,715.8	0	4,069.5	(75.2)	(7,483.5)	6,226.6
	73,589.9	(26.0)	12,108.1	(776.2)	(7,825.4)	77,070.4

13 PROPERTY, PLANT AND EQUIPMENT (Cont'd.)

Group 2005	As at 1.9.2004 RM'million	Charge for the financial year RM'million	Released on disposals/ transfers RM'million	As at 31.8.2005 RM'million
Accumulated depreciation				
At 1984 and earlier valuations:				
Long leasehold land	1.7	0.1	0	1.8
Buildings and civil works	3.3	0	0	3.3
At 1994 valuation:				
Freehold land	0	0	0	0
Long leasehold land	84.2	11.9	0.1	96.2
Short leasehold land	0.5	0.1	0	0.6
Buildings and civil works	140.7	16.4	0	157.1
	230.4	28.5	0.1	259.0
At cost:				
Freehold land	0	0	0	0
Long leasehold land	24.9	19.4	(1.5)	42.8
Short leasehold land	6.2	2.0	1.4	9.6
Buildings and civil works	2,026.3	290.5	(51.9)	2,264.9
	2,287.8	340.4	(51.9)	2,576.3
Plant and machinery	8,966.7	1,361.7	(430.1)	9,898.3
Lines and distribution mains	6,220.7	814.2	0	7,034.9
Distribution services	897.4	91.5	0	988.9
Meters	428.6	54.1	0	482.7
Public lighting	109.8	12.4	0	122.2
Furniture, fittings and office equipment	517.8	97.6	(0.6)	614.8
Motor vehicles	151.0	20.7	(2.6)	169.1
	19,579.8	2,792.6	(485.2)	21,887.2
Accumulated impairment losses				
Plant and machinery	566.4	(67.9)	(36.3)	462.2

13 PROPERTY, PLANT AND EQUIPMENT (Cont'd.)

Group 2004	As at 1.9.2003 RM'million	Exchange rate adjustment RM'million	Additions RM'million	Disposals RM'million	Transfers/ reclassi- fications RM'million	As at 31.8.2004 RM'million
Cost/valuation						
At 1984 and earlier valuations:						
Long leasehold land	8.4	0	0	0	0	8.4
Buildings and civil works	5.6	0	0	0	0	5.6
At 1994 valuation:						
Freehold land	687.5	0	0	(0.3)	0	687.2
Long leasehold land	602.7	0	0	(0.3)	0	602.4
Short leasehold land	3.1	0	0	0	0	3.1
Buildings and civil works	440.1	0	0	0	0	440.1
	1,747.4	0	0	(0.6)	0	1,746.8
At cost:						
Freehold land	439.2	(0.1)	2.2	0	(218.9)	222.4
Long leasehold land	174.5	0	2.8	0	218.9	396.2
Short leasehold land	38.5	0	0	0	0	38.5
Buildings and civil works	10,384.4	0	66.9	(16.5)	(450.9)	9,983.9
	12,784.0	(0.1)	71.9	(17.1)	(450.9)	12,387.8
Plant and machinery	28,934.5	(16.2)	4,981.2	(4,534.4)	389.4	29,754.5
Lines and distribution mains	17,170.5	0	727.4	(0.5)	(91.3)	17,806.1
Distribution services	1,980.0	0	81.1	0	(128.5)	1,932.6
Meters	865.3	0	35.8	0	(42.4)	858.7
Public lighting	257.0	0	6.5	0	(17.8)	245.7
Furniture, fittings and office equipment	665.5	0	58.6	(16.8)	(4.9)	702.4
Motor vehicles	178.7	0	14.3	(4.2)	(2.5)	186.3
	62,835.5	(16.3)	5,976.8	(4,573.0)	(348.9)	63,874.1
Capital project-in-progress	8,643.6	0	4,520.4	0	(3,448.2)	9,715.8
	71,479.1	(16.3)	10,497.2	(4,573.0)	(3,797.1)	73,589.9

13 PROPERTY, PLANT AND EQUIPMENT (Cont'd.)

Group 2004	As at 1.9.2003 RM'million	Charge for the financial year RM'million	Released on disposals/ transfers RM'million	As at 31.8.2004 RM'million
Accumulated depreciation				
At 1984 and earlier valuations:				
Long leasehold land	1.6	0.1	0	1.7
Buildings and civil works	3.1	0	0.2	3.3
At 1994 valuation:				
Freehold land	0	0	0	0
Long leasehold land	72.4	11.9	(0.1)	84.2
Short leasehold land	0.5	0	0	0.5
Buildings and civil works	124.1	16.6	0	140.7
	201.7	28.6	0.1	230.4
At cost:				
Freehold land	2.4	0	(2.4)	0
Long leasehold land	15.5	6.9	2.5	24.9
Short leasehold land	5.8	0.4	0	6.2
Buildings and civil works	2,155.7	251.2	(380.6)	2,026.3
	2,381.1	287.1	(380.4)	2,287.8
Plant and machinery	9,428.1	1,332.2	(1,793.6)	8,966.7
Lines and distribution mains	5,482.4	745.6	(7.3)	6,220.7
Distribution services	812.8	95.8	(11.2)	897.4
Meters	382.4	51.0	(4.8)	428.6
Public lighting	98.8	13.1	(2.1)	109.8
Furniture, fittings and office equipment	422.5	95.3	0	517.8
Motor vehicles	136.2	19.5	(4.7)	151.0
	19,144.3	2,639.6	(2,204.1)	19,579.8
Accumulated impairment losses				
Plant and machinery	566.4	0	0	566.4



13 PROPERTY, PLANT AND EQUIPMENT (Cont'd.)

Company 2005	As at 1.9.2004 RM'million	Additions RM'million	Disposals RM'million	Transfers/ reclassi- fications RM'million	As at 31.8.2005 RM'million
Cost/valuation					
At 1994 valuation:					
Freehold land	687.2	0	(0.1)	0	687.1
Long leasehold land	602.4	0	(0.3)	0	602.1
Short leasehold land	3.1	0	0	0	3.1
Buildings and civil works	440.1	0	0	0	440.1
	1,732.8	0	(0.4)	0	1,732.4
At cost:					
Freehold land	201.3	10.6	0	40.7	252.6
Long leasehold land	213.6	16.6	0	(40.7)	189.5
Short leasehold land	23.5	0	0	0	23.5
Buildings and civil works	8,260.7	1,066.4	(72.5)	133.2	9,387.8
	10,431.9	1,093.6	(72.9)	133.2	11,585.8
Plant and machinery	20,195.7	3,791.1	(605.1)	(106.9)	23,274.8
Lines and distribution mains	17,396.9	2,403.3	(0.1)	(19.1)	19,781.0
Distribution services	1,835.9	148.7	0	0	1,984.6
Meters	843.2	114.4	0	0	957.6
Public lighting	245.7	12.1	0	0	257.8
Furniture, fittings and office equipment	606.0	188.6	0	(1.9)	792.7
Motor vehicles	147.6	31.8	(3.5)	3.0	178.9
	51,702.9	7,783.6	(681.6)	8.3	58,813.2
Capital project-in-progress	9,179.6	3,700.2	(75.2)	(7,783.6)	5,021.0
	60,882.5	11,483.8	(756.8)	(7,775.3)	63,834.2

13 PROPERTY, PLANT AND EQUIPMENT (Cont'd.)

Company 2005	As at 1.9.2004 RM'million	Charge for the financial year RM'million	Released on disposals/ transfers RM'million	As at 31.8.2005 RM'million
Accumulated depreciation				
At 1994 valuation:				
Freehold land	0	0	0	0
Long leasehold land	84.2	11.9	(0.1)	96.0
Short leasehold land	0.5	0.1	0	0.6
Buildings and civil works	140.7	16.4	0	157.1
	225.4	28.4	(0.1)	253.7
At cost:				
Freehold land	0	0	0	0
Long leasehold land	18.4	0.6	0	19.0
Short leasehold land	5.0	0.3	0	5.3
Buildings and civil works	1,934.4	234.2	(50.4)	2,118.2
	2,183.2	263.5	(50.5)	2,396.2
Plant and machinery	8,104.7	928.6	(459.7)	8,573.6
Lines and distribution mains	6,075.6	778.5	(0.1)	6,854.0
Distribution services	840.3	82.7	0	923.0
Meters	422.9	52.6	0	475.5
Public lighting	109.8	12.4	0	122.2
Furniture, fittings and office equipment	453.0	83.3	0	536.3
Motor vehicles	126.6	15.5	(2.0)	140.1
	18,316.1	2,217.1	(512.3)	20,020.9

13 PROPERTY, PLANT AND EQUIPMENT (Cont'd.)

Company 2004	As at 1.9.2003 RM'million	Additions RM'million	Disposals RM'million	Transfers/ reclassi-fications RM'million	As at 31.8.2004 RM'million
Cost/valuation					
At 1994 valuation:					
Freehold land	687.5	0	(0.3)	0	687.2
Long leasehold land	602.7	0	(0.3)	0	602.4
Short leasehold land	3.1	0	0	0	3.1
Buildings and civil works	440.1	0	0	0	440.1
	1,733.4	0	(0.6)	0	1,732.8
At cost:					
Freehold land	253.0	2.2	0	(53.9)	201.3
Long leasehold land	154.3	0	0	59.3	213.6
Short leasehold land	23.5	0	0	0	23.5
Buildings and civil works	9,383.1	111.9	(1,253.9)	19.6	8,260.7
	11,547.3	114.1	(1,254.5)	25.0	10,431.9
Plant and machinery	23,913.4	843.8	(4,534.4)	(27.1)	20,195.7
Lines and distribution mains	16,792.1	696.6	(0.5)	(91.3)	17,396.9
Distribution services	1,888.6	75.8	0	(128.5)	1,835.9
Meters	852.3	33.2	0	(42.3)	843.2
Public lighting	257.0	6.5	0	(17.8)	245.7
Furniture, fittings and office equipment	542.9	42.2	(16.7)	37.6	606.0
Motor vehicles	135.7	10.9	(3.4)	4.4	147.6
	55,929.3	1,823.1	(5,809.5)	(240.0)	51,702.9
Capital project-in-progress	7,171.8	3,830.9	0	(1,823.1)	9,179.6
	63,101.1	5,654.0	(5,809.5)	(2,063.1)	60,882.5

13 PROPERTY, PLANT AND EQUIPMENT (Cont'd.)

Company 2004	As at 1.9.2003 RM'million	Charge for the financial year RM'million	Released on disposals/ transfers RM'million	As at 31.8.2004 RM'million
Accumulated depreciation				
At 1994 valuation:				
Freehold land	0	0	0	0
Long leasehold land	72.4	11.9	(0.1)	84.2
Short leasehold land	0.5	0	0	0.5
Buildings and civil works	124.1	16.6	0	140.7
	197.0	28.5	(0.1)	225.4
At cost:				
Freehold land	0	0	0	0
Long leasehold land	13.5	4.5	0.4	18.4
Short leasehold land	4.6	0.4	0	5.0
Buildings and civil works	2,085.1	231.4	(382.1)	1,934.4
	2,300.2	264.8	(381.8)	2,183.2
Plant and machinery	8,870.2	1,025.7	(1,791.2)	8,104.7
Lines and distribution mains	5,367.6	715.4	(7.4)	6,075.6
Distribution services	765.8	85.7	(11.2)	840.3
Meters	377.9	49.8	(4.8)	422.9
Public lighting	98.8	13.1	(2.1)	109.8
Furniture, fittings and office equipment	360.9	78.6	13.5	453.0
Motor vehicles	112.8	13.3	0.5	126.6
	18,254.2	2,246.4	(2,184.5)	18,316.1

13 PROPERTY, PLANT AND EQUIPMENT (Cont'd.)

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Net book value				
At 1984 and earlier valuations:				
Long leasehold land	**6.6**	6.7	**0**	0
Buildings and civil works	**2.3**	2.3	**0**	0
At 1994 valuation:				
Freehold land	**687.1**	687.2	**687.1**	687.2
Long leasehold land	**505.9**	518.2	**506.1**	518.2
Short leasehold land	**2.5**	2.6	**2.5**	2.6
Buildings and civil works	**283.0**	299.4	**283.0**	299.4
	1,487.4	1,516.4	**1,478.7**	1,507.4
At cost:				
Freehold land	**274.4**	222.4	**252.6**	201.3
Long leasehold land	**326.9**	371.3	**170.5**	195.2
Short leasehold land	**29.4**	32.3	**18.2**	18.5
Buildings and civil works	**8,547.4**	7,957.6	**7,269.6**	6,326.3
	10,665.5	10,100.0	**9,189.6**	8,248.7
Plant and machinery	**22,421.7**	20,221.4	**14,701.2**	12,091.0
Lines and distribution mains	**13,349.9**	11,585.4	**12,927.0**	11,321.3
Distribution services	**1,097.1**	1,035.2	**1,061.6**	995.6
Meters	**492.7**	430.1	**482.1**	420.3
Public lighting	**135.6**	135.9	**135.6**	135.9
Furniture, fittings and office equipment	**280.4**	184.6	**256.4**	153.0
Motor vehicles	**51.5**	35.3	**38.8**	21.0
	48,494.4	43,727.9	**38,792.3**	33,386.8
Capital project-in-progress	**6,226.6**	9,715.8	**5,021.0**	9,179.6
	54,721.0	53,443.7	**43,813.3**	42,566.4

13 PROPERTY, PLANT AND EQUIPMENT (Cont'd.)

Had the revalued property, plant and equipment been included in the financial statements at cost less depreciation, the net book value of the revalued property, plant and equipment would have been as follows:

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Freehold land	**51.7**	51.7	**44.8**	44.8
Leasehold land	**64.2**	66.0	**64.2**	66.0
Buildings and civil works	**126.1**	133.5	**126.1**	133.5
	242.0	251.2	**235.1**	244.3

The valuations of freehold land, leasehold land, buildings and civil works of the Company were based on an independent valuation by a professional firm of valuers on the open market value basis in 1994. The net surplus on revaluation was incorporated into the financial statements at 31 August 1996 and transferred to revaluation reserve.

The valuations of long leasehold land and buildings of a subsidiary were carried out in 1982 and 1984 respectively based on independent valuations by professional firms of valuers on the open market value basis. The net surplus on revaluation was transferred to revaluation reserve.

The title deeds of certain lands are in the process of being registered in the Company's and a subsidiary's name.

Net book value of plant and machinery in respect of closed power stations held for disposal amounted to RM0.1 million (2004: RM0.5 million).

Interest capitalised during the financial year in capital project-in-progress amounted to RM324.3 million (2004: RM317.9 million) for the Group and RM324.3 million (2004: RM317.7 million) for the Company.

The capitalisation rate used to determine the amount of borrowing cost eligible for capitalisation is 5.35% (2004: 5.31%) for the Group and 5.30% (2004: 5.28%) for the Company.



14 COAL MINING RIGHTS

	Group	
	2005	2004
	RM'million	RM'million
Cost		
As at the beginning of the financial year	**323.0**	0
Additions	**0**	323.0
As at the end of the financial year	**323.0**	323.0
Accumulated amortisation		
As at the beginning of the financial year	**10.8**	0
Amortisation charge	**21.5**	10.8
As at the end of the financial year	**32.3**	10.8
Net book value as at the end of the financial year	**290.7**	312.2

In the financial year ended 31 August 2004, TNB acquired a company which holds the concession to mine a coal reserve located in Kalimantan for a period of 30 years.

15 SUBSIDIARIES

	Company	
	2005	2004
	RM'million	RM'million
Unquoted ordinary shares, at cost	**305.7**	196.9
Redeemable unsecured loan stocks, at cost	**574.5**	574.5
Redeemable preference shares, at cost	**500.2**	500.2
	1,380.4	1,271.6
Less: Allowance for diminution in value	**(514.2)**	(500.2)
	866.2	771.4

15 SUBSIDIARIES (Cont'd.)

Name of subsidiary	Group's interest 2005	Group's interest 2004	Principal activities	Country of incorporation
TNB Janamanjung Sdn Bhd	100%	100%	Operation of power plant and generation of electricity	Malaysia
TNB Power Daharki Ltd*	100%	100%	Investment holding	Mauritius
TNB Fuel Services Sdn Bhd	100%	100%	Purchase and supply of fuel and coal for power generation	Malaysia
TNB Energy Services Sdn Bhd	100%	100%	Generation and supply of various energy sources and provision of related technical services	Malaysia
TNB Research Sdn Bhd	100%	100%	Research and development, consultancy and other services	Malaysia
TNB Ventures Sdn Bhd	100%	100%	Investment holding for domestic and international ventures	Malaysia
TNB Properties Sdn Bhd	100%	100%	Property management services	Malaysia
TNB Engineering Corporation Sdn Bhd	100%	100%	Project management and consultancy, engineering works and energy project development services	Malaysia
TNB Repair and Maintenance Sdn Bhd	100%	100%	Repair, maintenance and testing of power plants	Malaysia
TNB Engineers Sdn Bhd	100%	100%	Contracting, trading and engineering services relating to the energy sector	Malaysia
TNB Capital (L) Ltd	100%	100%	Investment holding	Malaysia
Universiti Tenaga Nasional Sdn Bhd	100%	100%	Institute of higher learning	Malaysia
TNB Generation Sdn Bhd	100%	100%	Provision of operation and maintenance services	Malaysia

15 SUBSIDIARIES (Cont'd.)

Name of subsidiary	Group's interest 2005	Group's interest 2004	Principal activities	Country of incorporation
TNB Transmission Network Sdn Bhd	**100%**	100%	Provision of services related to the electrical transmission network system	Malaysia
TNB Distribution Sdn Bhd	**100%**	100%	Provision of management services to the ultimate holding company in relation to the distribution of electricity	Malaysia
TNB Risk Management Sdn Bhd	**100%**	100%	Risk management services, risk surveys and insurance activities	Malaysia
TNB Logistics Sdn Bhd	**100%**	100%	Freight forwarding	Malaysia
TNB – IT Sdn Bhd	**100%**	100%	Supply of information and multimedia services and works	Malaysia
TNB Workshop Services Sdn Bhd	**100%**	100%	Repair and maintenance of motor vehicles	Malaysia
TNB Kekal Sdn Bhd**	**100%**	100%	Provision of property management services on behalf of its ultimate holding company, TNB	Malaysia
TNB Metering Services Sdn Bhd	**100%**	100%	Sales of meters and related services	Malaysia
TNB Hidro Sdn Bhd	**100%**	100%	Dormant	Malaysia
Sumber Hidro Management Sdn Bhd**	**100%**	100%	Dormant	Malaysia
TNB Kapar Sdn Bhd**	**100%**	100%	Dormant	Malaysia
TNB Prai Sdn Bhd	**100%**	100%	Dormant	Malaysia
TNB Paka Sdn Bhd**	**100%**	100%	Dormant	Malaysia
Sabah Electricity Sdn Bhd	**80%**	80%	Generation, transmission, distribution and sale of electricity	Malaysia
Malaysia Transformer Manufacturing Sdn Bhd	**73%**	73%	Manufacturing, selling and repairing transformers	Malaysia
TNB Coal International Limited*	**92.5%**	70%	Investment holding	Mauritius

15 **SUBSIDIARIES (Cont'd.)**

Name of subsidiary	Group's interest 2005	2004	Principal activities	Country of incorporation
Tenaga Switchgear Sdn Bhd	**60%**	60%	Assemble and manufacture high voltage switchgears	Malaysia
Fibrecomm Network (M) Sdn Bhd*	**59%**	59%	Development and operation of fibre optic communication network	Malaysia
Kapar Energy Ventures Sdn Bhd	**60%**	60%	Operation and maintenance of power plants and generation of electricity	Malaysia
Power and Energy International (Mauritius) Ltd*	**100%**	100%	Dormant	Mauritius
Sepang Power Sdn Bhd***	**70%**	30%	Operation of power plants and generation of electricity	Malaysia
Subsidiaries of TNB Engineering Corporation Sdn Bhd				
Bangsar Energy Systems Sdn Bhd	**100%**	100%	Operating an integrated district cooling system for air conditioning systems of office buildings	Malaysia
TNEC Construction Sdn Bhd	**100%**	100%	Construction contractors	Malaysia
TNEC Operations and Maintenance Sdn Bhd	**100%**	100%	Operations and maintenance of cooling and power plants	Malaysia
Subsidiary of Power and Energy International (Mauritius) Ltd				
Independent Power International Ltd*	**100%**	100%	Dormant	Mauritius
Subsidiaries of TNEC Operations and Maintenance Sdn Bhd				
Selesa Energy Systems Sdn Bhd	**100%**	100%	Dormant	Malaysia
Tomest Energy Management Sdn Bhd	**51%**	51%	Dormant	Malaysia



15 SUBSIDIARIES (Cont'd.)

Name of subsidiary	Group's interest 2005	2004	Principal activities	Country of incorporation
Subsidiary of TNB Generation Sdn Bhd				
TNBG Power Services** Sdn Bhd	**100%**	100%	Dormant	Malaysia
Subsidiary of TNB Power Daharki Ltd				
TNB Liberty Power Limited#	**100%**	100%	Operation of power plant and generation of electricity	Pakistan
Subsidiary of TNB Properties Sdn Bhd				
TNP Construction Sdn Bhd	**100%**	100%	Construction contractors	Malaysia
Subsidiary of TNB Research Sdn Bhd				
Tenaga Microwave Technologies Sdn Bhd*^	**70%**	70%	Manufacture, selling and repairing transformers and switchgears	Malaysia
Subsidiary of TNB Energy Services Sdn Bhd				
Jana Landfill Sdn Bhd	**100%**	100%	Generation and distribution of heat and electricity using landfill gas and/or other renewable energy resources in Peninsular Malaysia and/or elsewhere	Malaysia
Subsidiary of TNB Repair and Maintenance Sdn Bhd				
Remaco Energy Ventures Limited*	**100%**	100%	Dormant	Mauritius
Trichy Power Limited*	**100%**	100%	Dormant	India
Trichy Energy Limited*	**100%**	100%	Dormant	India

15 **SUBSIDIARIES (Cont'd.)**

Name of subsidiary	Group's interest 2005	2004	Principal activities	Country of incorporation
Subsidiary of TNB Ventures Sdn Bhd				
Tenaga Cable Industries Sdn Bhd	**76%**	55%	Manufacturing and distribution of telephone, power, automotive and general cables, copper wire, copper rods and related activities	Malaysia
Subsidiary of TNB Coal International Limited				
Dynamic Acres Sdn Bhd*	**100%**	100%	Investment holding	Malaysia
Subsidiary of Dynamic Acres Sdn Bhd				
P.T. Dasa Eka Jasatama*	**99%**	99%	Extraction of coal, transportation and heavy equipment rental	Indonesia

* Not audited by PricewaterhouseCoopers.

Audited by a member firm of PricewaterhouseCoopers International Limited which is a separate and independent legal entity from PricewaterhouseCoopers Malaysia.

^ On 23 August 2002, the High Court has granted liquidation petition of Tenaga Microwave Technologies Sdn Bhd brought by the Company and TNB Research Sdn Bhd. The liquidation process is still in progress as at 31 August 2005.

** These companies are in the process of being wound down.

*** In previous financial years, Sepang Power Sdn Bhd was treated as an associate company pursuant to the Shares Sale Agreement dated 21 May 2002. The said Agreement has now lapsed and accordingly Sepang Power Sdn Bhd has been consolidated as a 70% owned subsidiary company of TNB in the current year financial statements.

16 ASSOCIATES

	Group 2005 RM'million	Group 2004 RM'million
Share of net assets other than goodwill of associates	**158.7**	132.1

	Company 2005 RM'million	Company 2004 RM'million
Unquoted shares, at cost	**16.6**	65.9
Less: Allowance for diminution in value	**(9.6)**	(49.6)
	7.0	16.3
Redeemable preference shares, at cost	**50.0**	64.0
Unsecured loan notes	**52.2**	52.2
	109.2	132.5

Name of associate	Group's interest 2005	Group's interest 2004	Principal activities	Country of incorporation
Teknologi Tenaga Perlis Consortium Sdn Bhd	**20%**	20%	Independent Power Producer licensed by the Government of Malaysia to supply electricity exclusively to TNB	Malaysia
Perusahaan Otomobil Elektrik (Malaysia) Sdn Bhd	**20%**	20%	Manufacture of electric vehicles	Malaysia
GB3 Sdn Bhd	**20%**	20%	Design, develop, construction, operation and maintenance of electricity generating facility	Malaysia
Associate of TNB Energy Services Sdn Bhd				
Pendinginan Megajana Sdn Bhd	**49%**	49%	District cooling system	Malaysia

16 ASSOCIATES (Cont'd.)

Name of associate	Group's interest 2005	Group's interest 2004	Principal activities	Country of incorporation
Associates of TNB Properties Sdn Bhd				
HICOM-TNB Properties Sdn Bhd	**40%**	40%	Property development	Malaysia
INDERA-TNB Properties Sdn Bhd	**40%**	40%	Property development (Development and construction)	Malaysia
KM Metro-TNB Properties Sdn Bhd	**40%**	40%	Property development	Malaysia
TNB Properties-JB Citytowers Sdn Bhd	**40%**	40%	Property development	Malaysia
ZEUS-TNB Properties Sdn Bhd	**40%**	40%	Property development	Malaysia
Associate of TNB Ventures Sdn Bhd				
Northern Utility Resources Sdn Bhd	**20%**	20%	Operation of power plant, generation and supply of electricity	Malaysia



17 INVESTMENTS

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Unquoted shares, at cost	**75.7**	76.4	**75.7**	76.4
Unquoted unsecured loan stocks, at cost	**3.8**	3.8	**63.2**	48.8
Bonds	**0**	60.8	**0**	0
	79.5	141.0	**138.9**	125.2
Allowance for diminution in value:				
– unquoted shares	**(36.0)**	(36.7)	**(36.0)**	(36.7)
– unquoted unsecured loan stocks	**(3.8)**	(3.8)	**(3.8)**	(3.8)
	39.7	100.5	**99.1**	84.7

18 LONG TERM RECEIVABLES

	Company	
	2005	2004
	RM'million	RM'million
Amounts owing from subsidiaries	**922.7**	922.7

The amounts owing from subsidiaries comprise advances and other receivables from TNB Liberty Power Limited ('TLPL') and TNB Power Daharki Ltd ('TPD') amounting to RM59.1 million (2004: RM59.1 million) and RM863.6 million (2004: RM863.6 million) respectively.

These amounts are unsecured and have no fixed terms of repayment. The amount owing from TLPL is interest free. The amount owing from TPD is subject to interest at rates ranging from 2.8% to 6.4% (2004: 2.8% to 4.3%) per annum.

19 INVENTORIES

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
At cost				
Raw materials, fuel and consumables	**1,557.5**	1,378.8	**900.2**	814.4
Work-in-progress	**47.6**	97.6	**0**	0
Finished goods	**136.5**	92.8	**0**	0
	1,741.6	1,569.2	**900.2**	814.4

20 RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Trade receivables	**2,859.4**	2,720.5	**2,465.4**	2,407.2
Less: Allowance for doubtful debts	**(696.6)**	(561.3)	**(591.8)**	(485.3)
	2,162.8	2,159.2	**1,873.6**	1,921.9
Rechargeable debtors	**160.0**	248.5	**174.6**	221.4
Less: Allowance for doubtful debts	**(138.6)**	(192.1)	**(143.0)**	(185.1)
	21.4	56.4	**31.6**	36.3
Staff advances/loans	**693.0**	726.3	**689.7**	721.6
Advance to contractors	**152.4**	129.1	**122.7**	54.9
Deposits and prepayments	**152.3**	121.7	**20.1**	23.8
Other receivables	**381.3**	310.9	**291.9**	183.2
	1,379.0	1,288.0	**1,124.4**	983.5
	3,563.2	3,503.6	**3,029.6**	2,941.7

The Group's and the Company's credit policy provides trade receivables with 30 days (2004: 30 days) credit period. The Group and the Company has no significant exposure to any individual customer, geographical location or industry category. All credit and recovery risks associated with receivables have been provided for in the financial statements.

Included in staff advances/loans of the Group and the Company are staff housing and car loans amounting to RM602.0 million (2004: RM620.2 million) which are not recoverable within one financial year.

21 AMOUNTS OWING FROM/TO SUBSIDIARIES

Amount owing from TLPL is interest free. Amounts owing from TPD and TNB Janamanjung Sdn Bhd ('TNBJ') are subject to interest at rates ranging from 2.8% to 6.4% (2004: 2.8% to 4.3%) per annum and 4% (2004: 9.5%) per annum respectively. Amount owing from SESB is subject to an interest rate of 6% (2004: 6.0%) per annum, unsecured and has no fixed terms of repayment.

Amounts owing from/to all other subsidiaries are unsecured, interest free and have no fixed terms of repayment.

22 SHORT TERM INVESTMENTS

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Quoted warrants, at cost	**12.6**	12.6	**12.6**	12.6
Unquoted shares, at cost	**0**	272.0	**0**	38.1
Unsecured loan notes	**0**	75.6	**0**	75.6
	12.6	360.2	**12.6**	126.3
Market value:				
– quoted warrants	**15.9**	12.6	**15.9**	12.6

As at 31 August 2004, a fixed charge was created over the Company's short term investment in Segari Energy Ventures Sdn. Bhd. to secure the liability of that investment. The carrying value of the Company's investment, subject to the charge, comprise the following:

	Company	
	2005	2004
	RM'million	RM'million
Unquoted ordinary shares, at cost	**0**	38.1
Unsecured loan notes	**0**	75.6
	0	113.7

23 MARKETABLE SECURITIES

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Quoted in Malaysia, at cost:				
Shares	**27.1**	28.4	**27.1**	28.4
Less: Allowance for diminution in value	**(17.7)**	(18.1)	**(17.7)**	(18.1)
	9.4	10.3	**9.4**	10.3
Market value	**9.4**	10.3	**9.4**	10.3

24 DEPOSITS, BANK AND CASH BALANCES

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Cash in hand and at bank	**506.1**	526.6	**139.3**	102.5
Deposits with licensed banks	**2,315.0**	3,314.9	**1,848.0**	2,867.3
Deposits with finance companies	**28.3**	8.3	**0**	0
	2,849.4	3,849.8	**1,987.3**	2,969.8

The interest rate per annum of deposits, bank and cash balances that was effective as at balance sheet date were as follows:

	Group		Company	
	2005 %	2004 %	**2005 %**	2004 %
Deposits with licensed banks and finance companies	**2.25 – 2.84**	1.57 – 3.00	**2.67 – 2.84**	2.69 – 3.00
Bank balances	**1.25 – 3.00**	1.00	**1.25**	1.00

Deposits with licensed banks are held in short term money market. Deposits have maturity period ranging from 1 to 185 days (2004: 2 to 32 days) for the Group and the Company.

Deposits of the Group and the Company at the end of the financial year have an average maturity period of 61 days (2004: 26.2 days) and 85 days (2004: 27 days).

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Cash and cash equivalents at end of the financial year comprise:				
Cash in hand and at bank	**506.1**	526.6	**139.3**	102.5
Deposits with licensed banks	**2,315.0**	3,314.9	**1,848.0**	2,867.3
Deposits with finance companies	**28.3**	8.3	**0**	0
Bank overdrafts	**0**	(1.6)	**0**	0
Deposits held in trust*	**(0.6)**	(100.2)	**0**	0
Cash at bank held in trust*	**(15.4)**	(1.6)	**0**	0
	2,833.4	3,746.4	**1,987.3**	2,969.8

* Deposits and cash at bank held in trust are in respect of a grant given to a subsidiary by the Government of Malaysia for a designated capital project.

25 PAYABLES

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Trade payables	**2,405.4**	1,982.2	**1,837.0**	1,504.2
Accrued interest on borrowings	**440.6**	417.7	**263.5**	336.3
Payroll liabilities	**131.8**	145.7	**123.8**	139.0
Deposits	**6.8**	56.1	**3.8**	50.4
Other payables and accruals	**434.1**	399.0	**200.7**	146.7
	3,418.7	3,000.7	**2,428.8**	2,176.6

Credit terms of trade payables of the Group and the Company vary from 30 to 60 days (2004: 30 to 60 days) depending on the terms of the contracts.

26 SHORT TERM BORROWINGS

		Group		Company	
		2005	2004	**2005**	2004
		RM'million	RM'million	**RM'million**	RM'million
Portion of borrowings due within one					
financial year (Note 27)	– unsecured	**2,377.6**	1,681.8	**2,046.3**	1,302.1
	– secured	**256.0**	82.1	**0**	0
		2,633.6	1,763.9	**2,046.3**	1,302.1
Short term loans	– unsecured	**289.4**	35.4	**274.3**	30.5
Bank overdrafts	– unsecured	**0**	1.6	**0**	0
Bankers' acceptances		**56.6**	60.1	**0**	0
		2,979.6	1,861.0	**2,320.6**	1,332.6

The short term borrowings carry interest at rates ranging from 0.11% to 15.00% (2004: 0.11% to 15.00%) per annum for the Group and 0.11% to 9.25% (2004: 0.20% to 9.25%) per annum for the Company.

27 BORROWINGS

	Note	Group 2005 RM'million	Group 2004 RM'million	Company 2005 RM'million	Company 2004 RM'million
Unsecured					
– Term loans	(a)	**11,303.9**	12,070.3	**7,508.7**	8,107.9
– Notes	(b)	**200.0**	1,709.0	**200.0**	1,709.0
– Bonds	(c)	**12,062.8**	12,394.7	**9,246.8**	10,874.7
– Income Securities	(d)	**1,700.0**	1,700.0	**1,700.0**	1,700.0
– Amount due to Cagamas Berhad		**293.4**	314.7	**293.4**	314.7
– Redeemable Unsecured Loan Stocks		**383.0**	383.0	**0**	0
		25,943.1	28,571.7	**18,948.9**	22,706.3
Secured					
– Term loans	(a)	**377.3**	416.4	**0**	0
– Bonds	(c)	**3,322.0**	3,402.0	**0**	0
		29,642.4	32,390.1	**18,948.9**	22,706.3
Payable within one year included under short term borrowings (Note 26)		**2,633.6**	1,763.9	**2,046.3**	1,302.1
Repayable after one year:					
After one and up to two years		**2,279.0**	4,182.0	**1,726.8**	1,876.4
After two and up to five years		**5,584.7**	7,957.0	**2,316.3**	6,115.1
After five and up to ten years		**10,151.3**	8,496.3	**6,147.6**	5,409.3
After ten and up to twenty years		**6,052.6**	7,231.0	**4,218.2**	5,734.4
After twenty and up to thirty years		**2,314.1**	2,189.9	**1,866.6**	1,699.0
After thirty and up to forty years		**61.4**	0	**61.4**	0
After ninety years		**565.7**	570.0	**565.7**	570.0
		27,008.8	30,626.2	**16,902.6**	21,404.2
		29,642.4	32,390.1	**18,948.9**	22,706.3



27 BORROWINGS (Cont'd.)

	Group	
	2005	2004
	RM'million	RM'million
Net book values of property, plant and equipment pledged as security for term loans:		
(i) Machinery and equipment	**2,974.8**	3,102.2
(ii) Building	**887.7**	922.2
	3,862.5	4,024.4

Unsecured term loans include RM18.5 million (2004: RM19.6 million) due to the Government of Malaysia and RM2,902.3 million (2004: RM3,181.9 million) guaranteed by the Government of Malaysia.

(a) Term loans

Details of term loans with designated derivative financial instruments are as follows:

(i) 10-YEAR JPY37.0 BILLION TERM LOAN

In 1997, the Company entered into a 10-year JPY37.0 billion unsecured loan, paying interest at floating rates, to mature on 30 June 2007. The translated Ringgit Malaysia balance of the loan as at 31 August 2005 in accordance with the Company's accounting policy is RM251.3 million (2004: RM383.2 million). This loan is an amortising loan, whose principal amount is payable in equal semi-annual instalments over the life of the loan. The repayments commenced since 1997. The notional principals of the hedging contracts illustrated below amortise in the same manner as this loan.

Interest rate swap ('IRS')

On one tranche of the loan, the Company entered into an IRS agreement on 31 December 1997 that entitles it to receive floating interest rates, and obliges it to pay interest at a fixed rate of 1.927% to mature on 30 June 2007. The notional principal of the swap is JPY8.6 billion. The effect of this transaction is to fix the interest rate payable on that tranche of the loan.

For the period from 1 July 2002 to 30 June 2007, the Company entered into IRS agreements that entitle it to receive interest at floating rates on notional principals totalling JPY14.0 billion and oblige it to pay interest at fixed rates ranging from 2.74% to 2.94%.

(ii) JAPANESE YEN LOANS FOR SPECIFIC PROJECTS

In February 1985, the Company entered into two 21-year long term loans, paying fixed interest at 4% per annum each. These loans will mature on 20 February 2006. It was however prepaid in full on 27 December 2004 and the amount prepaid was JPY1.7 billion.

JPY/USD Cross-currency interest rate swap

The Company had entered into cross-currency interest rate swap agreements to convert its JPY fixed rate loans to USD fixed rate loans with fixed interest rates payable ranging between 6.4% to 6.5%. It was however unwound in full on 12 January 2005.

27 BORROWINGS (Cont'd.)

(a) Term loans (Cont'd.)

(iii) TNB JANAMANJUNG SDN BHD ('TNBJ') 12-YEAR AMORTISING LOAN

TNBJ, a wholly owned subsidiary of the Company, had in 1999 entered into a 12-year amortising loan facility with floating interest rates to part finance the construction of a power plant. The loan is guaranteed by the Company and is denominated in three major currencies amounting to GBP186.4 million (2004: GBP207.9 million), Euro118.0 million (2004: Euro129.2 million) and USD66.7 million (2004: USD69.6 million) as at 31 August 2005. The loan is repayable in equal semi-annual instalments commencing August 2003. The translated outstanding balance in accordance with the Group's accounting policy as at 31 August 2005 is RM2,055.4 million (2004: RM2,269.6 million).

Forward interest rate swap

TNBJ has entered into IRS agreements that entitle it to receive interest at floating rates and oblige it to pay interest at fixed rates in the range of 6.59% to 6.92% (depending on counterparty) on notional principals of GBP250.0 million. The effect of this transaction is to fix the interest rate on the tranche.

(iv) 30-YEAR JPY26.0 BILLION TERM LOAN

On 30 March 2004, TNB Capital (L) Ltd ('TNBCL') a wholly owned subsidiary of TNB entered into a 30-year JPY26.0 billion unsecured loan, paying interests at USD fixed rates. The loan will mature on 13 April 2034. The loan is an amortising loan whose principal is payable in 20 equal annual instalments. The first repayment shall be due on 13 April 2015. The interest is paid semi-annually on 13 April and 13 October each year commencing 13 October 2004. The balance as at 31 August 2005 is RM883.0 million (2004: RM897.6 million).

USD-JPY Option on the principal repayment

In April 2004, TNBCL entered into Currency Option Agreements with a notional amount of JPY26.0 billion as a hedge on its Term Loan. This transaction enables TNBCL to reduce its exposure to losses that may arise from adverse fluctuation on foreign currency exchange rates in relation to the above Term Loan.

(b) Notes

Details of notes with designated derivative financial instrument is as follows:

10-YEAR RM600.0 MILLION ISLAMIC REVOLVING UNDERWRITTEN NOTE ISSUANCE FACILITY

On 19 August 1996, the Company entered into a RM600.0 million syndicated Islamic Revolving Underwritten Notes Issuance Facility with AmMerchant Bank Berhad (formerly known as Arab Malaysian Merchant Bank Berhad), the arranger. Each issue has a tenor of 3 to 6 months. The facility will mature on 19 August 2006. The balance as at 31 August 2005 is RM200.0 million (2004: RM200.0 million).

Interest rate swap on the 10-year RM600.0 million Islamic Revolving Underwritten Note Issuance Commercial Paper Program

In May 2003, the Company entered into an interest rate swap agreement that entitles it to receive floating interest rates, and obliges to pay interest at a fixed rate of 3.48% to mature on 26 August 2006. The notional principal of the swap is RM200.0 million. The effect of this transaction is to fix the interest rate payable on the Commercial Paper Program.



27 **BORROWINGS (Cont'd.)**

(c) **Bonds**

Details of bonds with designated derivative financial instruments are as follows.

(i) 10-YEAR USD500.0 MILLION NOTES

In April 1997, the Company issued USD500.0 million 10-year 7.625% redeemable unsecured Notes. The notes are redeemable in full on 29 April 2007. However, the Company has executed a buyback program on 27 April 2005 and the buyback amount was USD343.9 million. The translated balance of the Notes as at 31 August 2005 in accordance with the Company's accounting policy is RM588.6 million (2004: RM1.9 billion). For the purposes of hedging the Notes, the Company has adopted two strategies for each USD250.0 million tranche of the Notes.

Tranche 1: USD250.0 million

USD-JPY cross-currency swap ('CCS')

On the first USD250.0 million tranche, the Company has entered into CCS agreements in 1997 and 1998 that entitle it to receive a fixed rate of 7.625% in USD and oblige it to pay floating interest rates in JPY. The principals of the swaps amount to USD250.0 million and this would be received by the Company in return for the payment of JPY31.6 billion on maturity. The swaps will mature on 27 April 2007.

Forward interest rate swap

On the same tranche of JPY31.6 billion, upon maturity of the aforementioned JPY interest rate collar arrangements, the Company has entered into IRS agreements that entitle it to receive interest at floating rates and oblige it to pay interest at fixed rates ranging from 3.71% to 4.38% (dependent on the swap counterparty) on notional principals of JPY31.6 billion, maturing on 27 April 2007.

The effect of the above transactions is to convert the USD fixed rate Notes into a JPY fixed rates liability.

The CCS and foward interest rate swap were however unwound in full on 21 October 2005.

Tranche 2: USD250.0 million

USD-JPY Cross-currency swap and JPY interest rate collar

On the second USD250.0 million tranche, the Company has entered into CCS/IRS agreements in 1998 that entitle it to receive a fixed rate of 7.625% in USD and oblige it to pay floating interest rates in JPY. The principals of the swaps amount to USD250.0 million and this would be received by the Company in return for the payment of JPY31.4 billion upon maturity. The swaps will mature on 28 April 2007.

The Company has also entered into interest rate collar arrangements with notional principals of JPY18.7 billion for the period from 28 April 1999 to 27 April 2007 which hedges the JPY floating interest rate payable on the above swap.

The effect of these transactions is to convert the USD fixed rate Notes into a JPY floating rate liability. For notional principals of JPY18.7 billion, the floating rates are limited to a maximum and minimum rate.

The CCS/IRS and interest rate collar swaps were however unwound in full on 21 October 2005.

27 **BORROWINGS (Cont'd.)**

(c) **Bonds (Cont'd.)**

(ii) 10-YEAR USD570.0 MILLION NOTES

In April 2001, the Company issued USD600.0 million 10-year 7.625% redeemable unsecured notes. In May 2001, the Company repurchased USD30.0 million of the USD600.0 million notes leaving a balance of USD570.0 million 7.625% redeemable unsecured notes.

(iii) 5-YEAR USD400.0 MILLION GUARANTEED EXCHANGEABLE BONDS ('GEB')

On 20 November 2002, TNBCL a wholly owned subsidiary of TNB, issued USD400 million 2.625% GEB. The GEB will mature on 20 November 2007.

The holders of the GEB are entitled to exchange, at par, the GEB for TNB's share based on an exchange price commencing on 20 December 2002 and ending on 21 October 2007. In addition, the holders of the GEB had the option to put the bonds to TNBCL for redemption on 20 November 2005. The put option notice period expired on 21 October 2005. On the expiry date, no bonds were put and the issuer, TNBCL was not required to repurchase all of its bonds or any portion of the principal amount thereof.

The translated Ringgit Malaysia balance of the GEB as at 31 August 2005 in accordance with the Group's accounting policy is RM1,508.1 million (2004: RM1,520.0 million).

Interest rate swap

In February 2003, TNBCL entered into IRS agreements that entitle it to receive fixed interest rates at 2.625% and obliges it to pay floating interest rates on a notional principal of USD400.0 million maturing in November 2005. The effect of this transaction is to convert the GEB coupon into floating interest rates. It was however unwound in full on 4 November 2004.

(iv) 10-YEAR USD350.0 MILLION NOTES

On 5 May 2005, TNBCL a wholly owned subsidiary of TNB, issued USD350.0 million 5.25% notes. The notes will mature on 5 May 2015. The translated balance of the notes as at 31 August 2005 as per the Company's accounting policy is RM1,307.9 million.

(v) ISLAMIC DEBT SECURITIES – BAI BITHAMIN AJIL ("BaIDS")

On 28 June 2004, Kapar Energy Ventures Sdn Bhd ('KEV'), a subsidiary of TNB obtained RM3,402.0 million BaIDS to finance the acquisition of Stesen Janaelektrik Sultan Salahuddin Abdul Aziz. The tenure of the BaIDS Facility ranges from 1 to 15 years with a profit of 3.65% to 8.70% per annum.



27 **BORROWINGS (Cont'd.)**

(c) **Bonds (Cont'd.)**

(v) ISLAMIC DEBT SECURITIES – BAI BITHAMIN AJIL ("BaIDS") (Cont'd.)

The BaIDS are secured by the following:

(i) Charge over KEV's leased lands. The charge of the leased lands was not effected as at 31 August 2005.

(ii) Debenture over KEV's assets and properties and assignment of all rights, title interest and benefits under the project documents, the assigned insurances, and the designated accounts to secure the payment and repayment of the total secured amounts.

(iii) The Priority and Security Sharing Agreement.

The terms of BaIDS require deposits to be placed in the debt reserve account with licenced bank to meet the debt servicing requirements. The terms of BaIDS also require KEV to maintain certain financial covenants.

(d) **Income Securities**

Fixed Income Securities ('FIS')

The FIS consists of both redeemable bonds and Redeemable Preference Shares ('RPS'), details of which are as follows:

(i) 1,500 interest bearing 10-year redeemable unsecured bonds ("Bonds") of an aggregated nominal value of RM999.0 million issued at 100% of nominal value (in denominations of RM999,000.0 each), with detachable coupons representing interest on the Bonds. The Bonds are to be redeemed at par in two tranches with redemption amounts of RM999.0 million and RM499.5 million on 16 August 2011 and 19 September 2011 respectively, and;

(ii) 1,000 Class A RPS of RM1.00 each, issued at a premium of RM999.0 per share and 500 Class B RPS of RM1.00 each, issued at a premium of RM999.0 per share. Both classes of RPS are redeemable at RM1,000 each at the Company's option at any time on or after 16 August 2010 and 19 September 2010, for Class A and B RPS respectively. If the Class A and B RPS are not redeemed by 16 August 2011 and 19 September 2011 respectively, an additional sum of RM1.0 million on the first tranche and RM0.5 million on the second tranche shall become due and payable under the final Bond Coupon payment for each of the tranches.

If the Company elects to declare and pay dividends on the RPS, payment of such dividends amounting to RM71.9 million per annum (net of income tax) shall be on a six monthly basis non-cumulative. In addition, interest under the Bond Coupons amounting to RM0.2 million per annum shall be payable. In the event that dividends on the RPS are not declared or paid, interest payable under the Bond Coupon is RM94.5 million per annum payable semi-annually.

The FIS are classified as debt instruments and hence are reported as liabilities. Accordingly, the annual net dividend payment of the RPS amounting to RM71.9 million is classified as an interest expense in the income statement.

Under the terms of the FIS, if the holder of the RPS is unable to receive the related tax credits associated with the transaction, the Company has to indemnify the holder of the RPS, in respect of the benefits denied and any penalties arising which the RPS holder may incur.

28 EMPLOYEE BENEFITS

The movements during the financial year in the amounts recognised in the consolidated balance sheet are as follows:

Group	Retirement benefit plan RM'million	Retirement medical plan RM'million	Total RM'million
At 1 September 2003	773.4	1,258.1	2,031.5
Charged to income statement	177.4	93.8	271.2
Contributions and benefits paid	(90.8)	(62.4)	(153.2)
At 31 August 2004	860.0	1,289.5	2,149.5
Charged to income statement	192.1	94.7	286.8
Contributions and benefits paid	(111.1)	(77.0)	(188.1)
At 31 August 2005	941.0	1,307.2	2,248.2

The amounts recognised in the consolidated balance sheet is analysed as follows:

Group	Retirement benefit plan RM'million	Retirement medical plan RM'million	Total RM'million
At 31 August 2004			
Present value of obligations	1,317.4	1,289.5	2,606.9
Fair value of plan assets	(314.2)	0	(314.2)
Present value of unfunded obligations	1,003.2	1,289.5	2,292.7
Unrecognised actuarial losses	(19.5)	0	(19.5)
Unrecognised past service cost	(123.7)	0	(123.7)
Liability in the balance sheet	860.0	1,289.5	2,149.5

28 EMPLOYEE BENEFITS (Cont'd.)

Group	Retirement benefit plan RM'million	Retirement medical plan RM'million	Total RM'million
At 31 August 2005			
Present value of obligations	**1,458.8**	**1,316.9**	**2,775.7**
Fair value of plan assets	**(381.5)**	**0**	**(381.5)**
Present value of unfunded obligations	**1,077.3**	**1,316.9**	**2,394.2**
Unrecognised actuarial losses	**(28.0)**	**(9.7)**	**(37.7)**
Unrecognised past service cost	**(108.3)**	**0**	**(108.3)**
Liability in the balance sheet	**941.0**	**1,307.2**	**2,248.2**

The expense recognised in the consolidated income statement is analysed as follows:

Group	Retirement benefit plan RM'million	Retirement medical plan RM'million	Total RM'million
2004			
Current service cost	102.7	5.8	108.5
Interest cost	80.3	88.0	168.3
Expected return on plan assets	(21.1)	0	(21.1)
Past service cost	15.5	0	15.5
Total, included in staff costs	177.4	93.8	271.2
Actual return on plan assets	(13.5)	0	(13.5)
2005			
Current service cost	**111.6**	**9.1**	**120.7**
Interest cost	**89.8**	**85.6**	**175.4**
Expected return on plan assets	**(24.8)**	**0**	**(24.8)**
Past service cost	**15.5**	**0**	**15.5**
Total, included in staff costs	**192.1**	**94.7**	**286.8**
Actual return on plan assets	**(19.6)**	**0**	**(19.6)**

The charge to income statement was included in the administrative expenses.

28 EMPLOYEE BENEFITS (Cont'd.)

The principal actuarial assumptions used in respect of the Group's defined benefit plans were as follows:

Group	Retirement benefit plan %	Retirement medical plan %
At 31 August 2004		
Discount rates	7.0	7.0
Expected return on plan assets	8.0	N/A
Expected rate of salary increases	5.0	N/A
Medical cost inflation		
– inpatient	N/A	6.0
– outpatient	N/A	6.0
At 31 August 2005		
Discount rates	**7.0**	**7.0**
Expected return on plan assets	**8.0**	**N/A**
Expected rate of salary increases	**5.0**	**N/A**
Medical cost inflation		
– inpatient	**N/A**	**6.0**
– outpatient	**N/A**	**6.0**

The movements during the financial year in the amounts recognised in the Company's balance sheet are as follows:

Company	Retirement benefit plan RM'million	Retirement medical plan RM'million	Total RM'million
At 1 September 2003	769.0	1,201.3	1,970.3
Charged to income statement	174.8	84.1	258.9
Contributions and benefits paid	(89.5)	(61.6)	(151.1)
At 31 August 2004	854.3	1,223.8	2,078.1
Charged to income statement	185.5	85.6	271.1
Contributions and benefits paid	(110.2)	(76.1)	(186.3)
At 31 August 2005	929.6	1,233.3	2,162.9

28 **EMPLOYEE BENEFITS (Cont'd.)**

The amounts recognised in the Company's balance sheet is analysed as follows:

Company	Retirement benefit plan RM'million	Retirement medical plan RM'million	Total RM'million
At 31 August 2004			
Present value of obligations	1,311.7	1,223.8	2,535.5
Fair value of plan assets	(314.2)	0	(314.2)
Present value of unfunded obligations	997.5	1,223.8	2,221.3
Unrecognised actuarial losses	(19.5)	0	(19.5)
Unrecognised past service cost	(123.7)	0	(123.7)
Liability in the balance sheet	854.3	1,223.8	2,078.1
At 31 August 2005			
Present value of obligations	**1,447.4**	**1,243.0**	**2,690.4**
Fair value of plan assets	**(381.5)**	**0**	**(381.5)**
Present value of unfunded obligations	**1,065.9**	**1,243.0**	**2,308.9**
Unrecognised actuarial losses	**(28.0)**	**(9.7)**	**(37.7)**
Unrecognised past service cost	**(108.3)**	**0**	**(108.3)**
Liability in the balance sheet	**929.6**	**1,233.3**	**2,162.9**

The expense recognised in the Company's income statement is analysed as follows:

Company	Retirement benefit plan RM'million	Retirement medical plan RM'million	Total RM'million
2004			
Current service cost	100.0	0	100.0
Interest cost	80.4	84.1	164.5
Expected return on plan assets	(21.1)	0	(21.1)
Past service cost	15.5	0	15.5
Total, included in staff costs	174.8	84.1	258.9
Actual return on plan assets	(13.5)	0	(13.5)

28 EMPLOYEE BENEFITS (Cont'd.)

Company	Retirement benefit plan RM'million	Retirement medical plan RM'million	Total RM'million
2005			
Current service cost	105.0	0	105.0
Interest cost	89.8	85.6	175.4
Expected return on plan assets	(24.8)	0	(24.8)
Past service cost	15.5	0	15.5
Total, included in staff costs	185.5	85.6	271.1
Actual return on plan assets	(19.6)	0	(19.6)

The charge to income statement was included in the administrative expenses.

The principal actuarial assumptions used in respect of the Company's defined benefit plans were as follows:

Company	Retirement benefit plan %	Retirement medical plan %
At 31 August 2004		
Discount rates	7.0	7.0
Expected return on plan assets	8.0	N/A
Expected rate of salary increases	5.0	N/A
Medical cost inflation		
– inpatient	N/A	6.0
– outpatient	N/A	6.0
At 31 August 2005		
Discount rates	7.0	7.0
Expected return on plan assets	8.0	N/A
Expected rate of salary increases	5.0	N/A
Medical cost inflation		
– inpatient	N/A	6.0
– outpatient	N/A	6.0

29 DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Deferred tax liabilities:				
– subject to income tax	**(5,963.4)**	(5,469.4)	**(5,422.1)**	(4,960.5)
– subject to capital gains tax	**(34.4)**	(34.4)	**(34.4)**	(34.4)
	(5,997.8)	(5,503.8)	**(5,456.5)**	(4,994.9)

The movements during the financial year relating to deferred tax are as follows:

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
As at the beginning of the financial year	**(5,503.8)**	(4,876.7)	**(4,994.9)**	(4,860.2)
(Charged)/credited to income statement:				
– property, plant and equipment	**(528.0)**	(720.4)	**(496.0)**	(230.3)
– provision and allowances	**34.0**	93.3	**34.4**	95.6
	(494.0)	(627.1)	**(461.6)**	(134.7)
As at the end of the financial year	**(5,997.8)**	(5,503.8)	**(5,456.5)**	(4,994.9)
Subject to income tax				
Deferred tax assets (before offsetting)				
Provision and allowances	**824.6**	790.6	**824.6**	790.2
Property, plant and equipment	**1.7**	2.4	**0**	0
Offsetting	**(826.3)**	(793.0)	**(824.6)**	(790.2)
Deferred tax assets (after offsetting)	**0**	0	**0**	0
Deferred tax liabilities (before offsetting)				
Property, plant and equipment	**(6,789.7)**	(6,262.4)	**(6,246.7)**	(5,750.7)
Offsetting	**826.3**	793.0	**824.6**	790.2
Deferred tax liabilities (after offsetting)	**(5,963.4)**	(5,469.4)	**(5,422.1)**	(4,960.5)
Subject to capital gains tax				
Deferred tax liabilities				
Property, plant and equipment	**(34.4)**	(34.4)	**(34.4)**	(34.4)

29 DEFERRED TAXATION (Cont'd.)

The amount of deductible temporary differences and unused tax losses (both of which have no expiry date) for which no deferred tax assets is recognised in the balance sheet are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Deductible temporary differences	**1,070.0**	985.1	**0**	0
Tax losses	**1,120.1**	1,006.2	**0**	0

As at 31 August 2005, the temporary differences associated with unremitted earnings of subsidiaries for which deferred tax liabilities have not been recognised amounted to RM153.8 million (2004: RM105.8 million).

30 DEFERRED INCOME

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Movement of deferred income, comprising contributions by customers, is as follows:				
As at the beginning of the financial year	**2,379.9**	2,299.9	**2,152.7**	2,084.9
Received during the financial year	**419.8**	359.2	**383.7**	320.0
Released to income statement (Note 3)	**(293.8)**	(279.2)	**(265.4)**	(252.2)
As at the end of the financial year	**2,505.9**	2,379.9	**2,271.0**	2,152.7

31 GOVERNMENT DEVELOPMENT GRANTS

	Group	
	2005	2004
	RM'million	RM'million
Movement of Government development grants is as follows:		
As at the beginning of the financial year	**556.9**	519.9
Received during the financial year	**171.4**	78.6
Released to income statement (Note 6)	**(42.3)**	(41.6)
As at the end of the financial year	**686.0**	556.9

The Government development grants are in respect of capital grants received for capital projects in the State of Sabah.



32 SHARE CAPITAL

	Group and Company	
	2005	2004
	RM'million	RM'million
Authorised:		
Ordinary shares of RM1.00 each	**5,000,000,000**	5,000,000,000
Special Rights Redeemable Preference Share of RM1.00 each	**1**	1
Class A Redeemable Preference Shares of RM1.00 each		
As at the beginning/end of the financial year	**1,000**	1,000
Class B Redeemable Preference Shares of RM1.00 each		
As at the beginning/end of the financial year	**500**	500
Issued and fully paid:		
Ordinary shares of RM1.00 each	**3,220,719,030**	3,148,303,900
Special Rights Redeemable Preference Share of RM1.00 each	**1**	1
Total share capital issued and fully paid as at the end of the financial year	**3,220,719,031**	3,148,303,901
Movements on issued ordinary shares of RM1.00 each		
As at the beginning of the financial year	**3,148,303,900**	3,111,825,300
Issuance of ordinary shares of RM1.00 each under the ESOS II	**72,373,200**	36,478,600
Issuance of ordinary shares of RM1.00 under conversion of Guaranteed Exchangeable Bonds	**41,930**	0
As at the end of the financial year	**3,220,719,030**	3,148,303,900

Employees' Share Option Scheme ('ESOS')

The Company implemented a new Employees' Share Option Scheme II ('ESOS II') on 8 July 2003 for a period of 10 years. The ESOS II is governed by the bye-laws, which were approved by the shareholders at an Extraordinary Meeting on 29 May 2003.

32 SHARE CAPITAL (Cont'd.)

The main features of ESOS II are as follows:

(a) The total number of ordinary shares to be issued by the Company under the ESOS II shall not exceed 10% of total issued and paid-up ordinary shares of the Company, such that not more than 50% of the shares available under the ESOS II are allocated, in aggregate, to Directors and senior management.

(b) Not more than 10% of the shares available under the ESOS II is allocated to any individual Director or employee who, either singly or collectively through his/her associates, holds 20% or more in the issued and paid-up capital of the Company.

(c) Any employee, including any Executive Director, but excluding a Skim A employee (the scheme governing employees who, upon the corporatisation and privatisation of the Lembaga Letrik Negara in 1990, remain employed under the Government's terms and conditions) are eligible to participate in the ESOS II.

(d) The option price under the ESOS II is the higher of the weighted average market price of the shares as shown in the daily official list issued by the Bursa Malaysia Berhad for the five trading days preceding the date of offer with a 10% discount on the nominal value of the shares.

(e) In the event of any alteration to the capital structure of the Company during the option period which expires on 7 July 2013, such corresponding alterations shall be made in:

(i) the number of new shares in relation to the ESOS II so far as unexercised;
(ii) the option price; and/or
(iii) the method of the exercise of the option.

(f) Options granted under the ESOS II carry no dividends or voting rights. Upon exercise of the options, shares issued rank pari passu in all respects with the then existing ordinary shares of the Company.

(g) The persons to whom the options have been granted under the ESOS II have no right to participate in any share issue of any other company within the Group.

Set out below are the details of options over the ordinary shares of the Company granted under ESOS II:

Grant date	Option price RM per share	As at 1.9.2004 '000	Granted '000	Exercised '000	Expired '000	As at 31.8.2005 '000	Expiry date
8 July 2003	8.39	162,670	0	(64,811)	(359)	97,500	7 July 2013
25 February 2004	8.74	16,515	0	(7,030)	(88)	9,397	7 July 2013
26 January 2005	9.69	0	200	0	0	200	7 July 2013
28 February 2005	9.28	0	14,128	(532)	(936)	12,660	7 July 2013
28 February 2005	8.39	0	6	0	0	6	7 July 2013
17 June 2005	9.75	0	250	0	0	250	7 July 2013
		179,185	14,584	(72,373)	(1,383)	120,013	



32 **SHARE CAPITAL (Cont'd.)**

Details relating to options exercised during the financial year are as follows:

Exercise date	**Fair value of shares at share issue date RM/share**	**Exercise price RM/share**	**Number of shares issued as at 31.8.2005**
September 2004	10.00 - 11.50	8.39/8.74	7,266,000
October 2004	10.70 - 11.40	8.39/8.74	21,236,800
November 2004	10.90 - 11.80	8.39/8.74	7,656,600
December 2004	10.70 - 11.40	8.39/8.74	9,739,100
January 2005	10.60 - 11.10	8.39/8.74	4,526,900
February 2005	10.20 - 10.80	8.39/8.74	1,778,600
March 2005	10.00 - 10.60	8.39/8.74	749,900
April 2005	10.10 - 10.60	8.39/8.74	943,200
May 2005	10.30 - 10.80	8.39/8.74/9.28	1,604,400
June 2005	10.50 - 10.90	8.39/8.74/9.28	2,035,900
July 2005	10.50 - 11.30	8.39/8.74/9.28	3,312,100
August 2005	11.00 - 11.40	8.39/8.74/9.28	11,523,700
			72,373,200
Conversion of Guaranteed Exchangeable Bonds		10.15	41,930
			72,415,130

	31.8.2005 RM'000
Ordinary share capital, at par	72,373
Share premium	537,772
Proceeds received on exercise of share options	610,145
Fair value at exercise date of shares issued	798,588

32 SHARE CAPITAL (Cont'd.)

Special Rights Redeemable Preference Share ("Special Share")

(a) The Special Share would enable the Government of Malaysia through the Minister of Finance Incorporated ensure that certain major decisions affecting the operations of the Company are consistent with the Government's policies. The Special Shareholder, which may only be the Government or any representative or person acting on its behalf, is entitled to receive notices of meetings but not to vote at such meetings of the Company. However, the Special Shareholder is entitled to attend and speak at such meetings.

The Special Shareholder has the right to appoint any person, but not more than six at any time, to be Government Appointed Directors.

(b) Certain matters, in particular the alteration of the Articles of Association of the Company relating to the rights of the Special Shareholder, creation and issue of additional shares which carry different voting rights, the dissolution of the Company, substantial disposal of assets, amalgamations, merger and takeover, require the prior consent of the Special Shareholder.

(c) The Special Shareholder does not have any right to participate in the capital or profits of the Company.

(d) The Special Shareholder has the right to require the Company to redeem the Special Share, at par, at any time.

Class A and Class B Redeemable Preference Shares ('RPS')

The main features of the Company's Class A and Class B RPS are as follows:

(a) The RPS do not carry any right to participate in the assets and surplus profit of the Company.

(b) The RPS holders have no voting rights except on resolution to amend the RPS holders' rights.

(c) These RPS are not convertible into ordinary shares.

(d) The Company has the right to redeem all Class A and Class B RPS on or after 16 August 2010 and 19 September 2010 respectively at RM1,000 each.

As described in Note 27(d) to the financial statements, these RPS form part of the Company's Fixed Income Securities.

33 SHARE PREMIUM

	Group and Company	
	2005 RM'million	2004 RM'million
As at the beginning of the financial year	**3,451.4**	3,181.7
Arising in respect of ordinary shares issued during the financial year	**538.2**	269.7
As at the end of the financial year	**3,989.6**	3,451.4



34 REVALUATION AND OTHER RESERVES

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Non-distributable				
Revaluation reserve	**1,034.6**	1,034.9	**1,028.7**	1,029.0
Foreign currency translation reserve	**(43.3)**	(14.1)	**0**	0
Reserve on consolidation	**(146.6)**	9.5	**0**	0
	844.7	1,030.3	**1,028.7**	1,029.0

The movements in each category of reserves were as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Revaluation reserve				
As at the beginning of the financial year	**1,034.9**	1,034.9	**1,029.0**	1,029.0
Realisation of revaluation reserve	**(0.3)**	0	**(0.3)**	0
As at the end of the financial year	**1,034.6**	1,034.9	**1,028.7**	1,029.0
Foreign currency translation reserve				
As at the beginning of the financial year	**(14.1)**	3.7	**0**	0
Arising in the financial year	**(29.2)**	(17.8)	**0**	0
As at the end of the financial year	**(43.3)**	(14.1)	**0**	0
Reserve on consolidation				
As at the beginning of the financial year	**9.5**	9.5	**0**	0
Arising in the financial year	**(156.1)**	0	**0**	0
As at the end of the financial year	**(146.6)**	9.5	**0**	0

34 **REVALUATION AND OTHER RESERVES (Cont'd.)**

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Total revaluation and other reserves				
As at the beginning of the financial year	**1,030.3**	1,048.1	**1,029.0**	1,029.0
Arising in the financial year	**(185.3)**	(17.8)	**0**	0
Realisation of revaluation reserve	**(0.3)**	0	**(0.3)**	0
As at the end of the financial year	**844.7**	1,030.3	**1,028.7**	1,029.0

35 **RETAINED PROFITS**

Subject to agreement by the Inland Revenue Board, the Company has sufficient tax credits under Section 108 of the Income Tax Act, 1967 available to frank approximately RM911.8 million (2004: RM1,242.9 million) of its retained profits as at 31 August 2005, if paid out as dividends.

In addition, the Company has tax exempt income as at 31 August 2005 arising from the Income Tax (Amendment) Act, 1999, relating to tax on income earned in 1999 being waived and exempt dividend income amounting to approximately RM126.0 million (2004: RM216.1 million) available for distribution as tax exempt dividends to shareholders. This tax exempt income is subject to agreement by the Inland Revenue Board.

36 **COMMITMENTS**

(a) Capital and other commitments for 5 years

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
Authorised capital expenditure not provided for in the financial statements:				
Contracted for capital expenditure	**2,932.0**	5,801.0	**2,779.0**	5,239.9
Not contracted for capital expenditure	**16,797.2**	9,990.6	**16,139.8**	9,737.9
	19,729.2	15,791.6	**18,918.8**	14,977.8



36 COMMITMENTS (Cont'd.)

(b) Non-cancellable operating lease commitments

	Group and Company	
	2005	2004
	RM'million	RM'million
Future minimum lease payments		
Not later than one year	**13.3**	13.3
Later than one year and not later than five years	**50.8**	53.1
Later than five years	**0**	11.0
	64.1	77.4

The above lease payments relate to the non-cancellable operating leases of the Group and the Company.

37 CONTINGENT LIABILITIES (UNSECURED)

	Group		Company	
	2005	2004	**2005**	2004
	RM'million	RM'million	**RM'million**	RM'million
Claims by third parties	**776.1**	601.0	**706.6**	529.1
Trade guarantees and performance bonds	**5.5**	5.5	**0**	0
Corporate guarantees given to financial institutions in respect of facilities granted to subsidiaries	**0**	0	**5,765.2**	4,819.2
Stamp duties on transfer of assets to a subsidiary[1]	**108.0**	108.0	**0**	0
Other contingent liabilities	**68.4**	66.4	**0**	0
	958.0	780.9	**6,471.8**	5,348.3

Claims by third parties include claims by contractors, consultants, consumers and former employees. These claims are being resolved and the Directors are of the opinion that their outcome will not have a material adverse effect on the financial positions of the Group and the Company.

[1] In respect of stamp duties on transfer of assets from Lembaga Letrik Sabah, SESB is in the process of obtaining a vesting order to exempt itself from any potential liability.

38 SIGNIFICANT RELATED PARTY DISCLOSURES

In addition to related party balances mentioned elsewhere in the financial statements, set out below are other significant related party transactions which were carried out on terms and conditions negotiated amongst the related parties:

	Group		Company	
	2005 RM'million	2004 RM'million	**2005 RM'million**	2004 RM'million
(a) Sales of electricity to associates	**0**	0.4	**0**	0.4
(b) Purchases of electricity from associates	**2,043.8**	2,318.8	**2,043.8**	2,318.8
(c) Interest income received from associates:				
– Port Dickson Power Berhad	**0**	1.2	**0**	1.2
– GB3 Sdn Bhd	**6.2**	30.9	**6.2**	30.9
– Segari Energy Ventures Sdn Bhd	**4.0#**	7.8	**4.0#**	7.8
– Tenaga Teknologi Perlis Consortium Sdn Bhd	**0**	2.5	**0**	2.5

Sales and purchases of electricity to and from associates are aggregated because the transactions are similar in nature and no single transaction is significant enough to warrant separate disclosure.

As stated under paragraph 5 of FRS Standard No. 124 "Related Party Disclosures", disclosure of significant related party transactions between a state-controlled enterprise with other state-controlled enterprises is not required in the financial statements.

Accordingly, significant related party transactions between the Company and other Government controlled entities are not presented as the principal shareholders of the Company are the Government of Malaysia and related entities owned.

Interest income received from SEV is in relation to the period till the date of disposal.

39 SEGMENTAL REPORTING

As the principal activities of the Group are the generation, transmission, distribution and sale of electricity in Malaysia, segmental reporting is deemed not necessary.

40 FINANCIAL RISK MANAGEMENT

(a) Financial risk management objectives and policies

The main risks arising from the Group's financial assets and liabilities are foreign currency exchange, interest rate, credit, liquidity and cash flow risks. The Group's overall risk management seeks to minimise potential adverse effects of these risks on the financial performance of the Group.



40 **FINANCIAL RISK MANAGEMENT (Cont'd.)**

(a) **Financial risk management objectives and policies (Cont'd.)**

The Group has established risk management policies, guidelines and control procedures to manage its exposure to financial risks. Hedging transactions are determined in the light of commercial commitments; derivative financial instruments are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes.

- **Foreign currency exchange risk**

  The foreign currency exchange risk of the Group arises from borrowings denominated in foreign currencies. The main currency exposures are primarily in United States Dollar and Japanese Yen. The Group also has subsidiaries operating in foreign countries, which generate revenue and incur costs denominated in foreign currencies. The main currency exposure is primarily in United States Dollar.

- **Interest rate risk**

  The Group has cash and bank balances and deposits placed with creditworthy licensed banks and financial institutions. The Group manages its interest rate risks by placing such balances on varying maturities and interest rate terms.

  The Group's debt includes bank overdrafts, bank borrowings, bonds and notes. The Group's interest rate risk management objective is to manage the interest expense consistent with maintaining an acceptable level of exposure to interest rate fluctuations. In order to achieve this objective, the Group targets a mix of fixed and floating debt based on assessment of its existing exposure and desired interest rate profile. To obtain this mix, the Group uses combined cross-currency interest rate swaps, interest rate swaps and options to convert certain long term foreign currency borrowings from variable to fixed rate and vice versa.

- **Credit risk**

  Financial assets that potentially subject the Group to concentrations of credit risk consist primarily of receivables, cash and cash equivalents, marketable securities and financial instruments used in hedging activities.

  Due to the nature of the Group's business, customers are mainly segregated into business and residential. The Group has no other major significant concentration of credit risk other than business and residential trade receivables due to its diverse customer base. Credit risk is managed through the application of credit limits and monitoring procedures. Where appropriate, the Group obtained deposits or bank guarantees from the customers.

  The Group places its cash and cash equivalents and marketable securities with a number of creditworthy financial institutions. The Group's policy limits the concentration of financial exposure to any single financial institution.

  All hedging instruments are executed with creditworthy financial institutions with a view to limit the credit risk exposure of the Group. The Group, however is exposed to credit-related losses in the event of non-performance by counterparties to financial derivative instruments, but does not expect any counterparties to fail to meet their obligations.

- **Liquidity and cash flow risks**

  In the management of liquidity and cash flow risk, the Group monitors and maintains a level of cash and cash equivalent deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by keeping both committed and uncommitted credit lines available.

40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(b) Interest rate risk

The tables below summarise the Group and the Company's exposure to interest rate risk. Included in the tables are the Group and the Company's financial assets and liabilities at carrying amounts, categorised by the earlier of repricing or contractual maturity dates. The off-balance sheet gap represents the net notional amounts of all interest rate sensitive derivative instruments. Sensitivity to interest rates arises from mismatches in the repricing dates, cash flows and other characteristics of assets and their corresponding liability funding.

Group	Floating rate RM'million	Fixed rate instruments maturing or repriced in			Total interest sensitive RM'million
		<1 year RM'million	1-5 years RM'million	>5 years RM'million	
2005					
Financial assets					
Investments	0	0	0	0	0
Trade and other receivables	24.3	383.4	0	0	407.7
Amount owing from associates	0	0	0	0	0
Marketable securities	0	0	0	0	0
Deposits and bank balances	0.3	2,343.1	0	0	2,343.4
Other assets (amount receivable from swap counterparties)	0	0	0	0	0
	24.6	2,726.5	0	0	2,751.1
2004					
Financial assets					
Investments	0	41.8	19.0	0	60.8
Trade and other receivables	53.6	0	0	0	53.6
Amount owing from associates	0	74.0	0	0	74.0
Marketable securities	0	0	0	0	0
Deposits and bank balances	80.2	3,325.9	0	0	3,406.1
Other assets (amount receivable from swap counterparties)	0	0	0	0	0
	133.8	3,441.7	19.0	0	3,594.5

40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(b) Interest rate risk (Cont'd.)

Group	Total interest sensitive RM'million	Non interest sensitive RM'million	Balances under Islamic principles RM'million	Total RM'million
2005				
Financial assets				
Investments	**0**	**52.3**	**0**	**52.3**
Trade and other receivables	**407.7**	**2,616.7**	**369.1**	**3,393.5**
Amount owing from associates	**0**	**6.8**	**0**	**6.8**
Marketable securities	**0**	**9.4**	**0**	**9.4**
Deposits and bank balances	**2,343.4**	**475.6**	**30.4**	**2,849.4**
Other assets (amount receivable from swap counterparties)	**0**	**54.2**	**0**	**54.2**
	2,751.1	**3,215.0**	**399.5**	**6,365.6**
2004				
Financial assets				
Investments	60.8	399.9	0	460.7
Trade and other receivables	53.6	2,572.5	365.3	2,991.4
Amount owing from associates	74.0	0	0	74.0
Marketable securities	0	10.3	0	10.3
Deposits and bank balances	3,406.1	354.6	89.1	3,849.8
Other assets (amount receivable from swap counterparties)	0	66.5	0	66.5
	3,594.5	3,403.8	454.4	7,452.7

40 **FINANCIAL RISK MANAGEMENT (Cont'd.)**

(b) **Interest rate risk (Cont'd.)**

Company	Floating rate RM'million	Fixed rate instruments maturing or repriced in <1 year RM'million	1-5 years RM'million	>5 years RM'million	Total interest sensitive RM'million
2005					
Financial assets					
Investments	0	0	0	0	0
Trade and other receivables	0	0	0	0	0
Amount owing from subsidiaries	863.6	2,816.7	59.1	0	3,739.4
Amount owing from associates	0	0	0	0	0
Marketable securities	0	0	0	0	0
Deposits and bank balances	0	1,848.0	0	0	1,848.0
Other assets (amount receivable from swap counterparties)	0	0	0	0	0
	863.6	4,664.7	59.1	0	5,587.4
2004					
Financial assets					
Investments	0	0	0	0	0
Trade and other receivables	0	0	0	0	0
Amount owing from subsidiaries	863.6	2,767.0	59.1	0	3,689.7
Amount owing from associates	0	68.0	0	0	68.0
Marketable securities	0	0	0	0	0
Deposits and bank balances	0	2,807.3	0	0	2,807.3
Other assets (amount receivable from swap counterparties)	0	0	0	0	0
	863.6	5,642.3	59.1	0	6,565.0

40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(b) Interest rate risk (Cont'd.)

Company	Total interest sensitive RM'million	Non interest sensitive RM'million	Balances under Islamic principles RM'million	Total RM'million
2005				
Financial assets				
Investments	**0**	**111.7**	**0**	**111.7**
Trade and other receivables	**0**	**2,523.2**	**369.1**	**2,892.3**
Amount owing from subsidiaries	**3,739.4**	**1,383.8**	**0**	**5,123.2**
Amount owing from associates	**0**	**0**	**0**	**0**
Marketable securities	**0**	**9.4**	**0**	**9.4**
Deposits and bank balances	**1,848.0**	**108.9**	**30.4**	**1,987.3**
Other assets (amount receivable from swap counterparties)	**0**	**54.2**	**0**	**54.2**
	5,587.4	**4,191.2**	**399.5**	**10,178.1**
2004				
Financial assets				
Investments	0	211.0	0	211.0
Trade and other receivables	0	2,497.2	365.3	2,862.5
Amount owing from subsidiaries	3,689.7	1,269.8	0	4,959.5
Amount owing from associates	68.0	0	0	68.0
Marketable securities	0	10.3	0	10.3
Deposits and bank balances	2,807.3	73.4	89.1	2,969.8
Other assets (amount receivable from swap counterparties)	0	54.9	0	54.9
	6,565.0	4,116.6	454.4	11,136.0

40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(b) Interest rate risk (Cont'd.)

Group	Floating rate RM'million	Fixed rate instruments maturing or repriced in <1 year RM'million	1-5 years RM'million	>5 years RM'million	Total interest sensitive RM'million
2005					
Financial liabilities					
Trade and other payables	0	460.5	0	0	460.5
Amount owing from associates	0	198.1	0	0	198.1
Borrowings	3,664.6	306.4	3,452.5	14,937.0	22,360.5
Other liabilities (amount payable to swap counterparties)	0	0	0	0	0
	3,664.6	965.0	3,452.5	14,937.0	23,019.1
On-balance sheet interest sensitivity gap	(3,640.0)	1,761.5	(3,452.5)	(14,937.0)	(20,268.0)
Off-balance sheet interest sensitivity gap	722.7	(200.0)	(776.7)	0	(254.0)
Total interest sensitivity gap	(2,917.3)	1,561.5	(4,229.2)	(14,937.0)	(20,522.0)
2004					
Financial liabilities					
Trade and other payables	186.1	1.7	0.2	0	188.0
Amount owing from associates	0	300.0	0	0	300.0
Borrowings	4,032.0	415.8	5,239.1	13,178.6	22,865.5
Other liabilities (amount payable to swap counterparties)	0	0	0	0	0
	4,218.1	717.5	5,239.3	13,178.6	23,353.5
On-balance sheet interest sensitivity gap	(4,084.3)	2,724.2	(5,220.3)	(13,178.6)	(19,759.0)
Off-balance sheet interest sensitivity gap	(899.7)	0	624.3	0	(275.4)
Total interest sensitivity gap	(4,984.0)	2,724.2	(4,596.0)	(13,178.6)	(20,034.4)

40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(b) Interest rate risk (Cont'd.)

Group	Total interest sensitive RM'million	Non interest sensitive RM'million	Balances under Islamic principles RM'million	Total RM'million
2005				
Financial liabilities				
Trade and other payables	**460.5**	**2,206.5**	**0**	**2,667.0**
Amount owing to associate	**198.1**	**4.9**	**0**	**203.0**
Borrowings	**22,360.5**	**268.7**	**7,814.8**	**30,444.0**
Other liabilities (amount payable to swap counterparties)	**0**	**25.2**	**0**	**25.2**
	23,019.1	**2,505.3**	**7,814.8**	**33,339.2**
On-balance sheet interest sensitivity gap	**(20,268.0)**	**709.7**	**(7,415.3)**	**(26,973.6)**
Off-balance sheet interest sensitivity gap	**(254.0)**	**0**	**0**	**(254.0)**
Total interest sensitivity gap	**(20,522.0)**	**709.7**	**(7,415.3)**	**(27,227.6)**
2004				
Financial liabilities				
Trade and other payables	188.0	1,807.2	15.0	2,010.2
Amount owing to associate	300.0	4.9	0	304.9
Borrowings	22,865.5	317.2	9,718.4	32,901.1
Other liabilities (amount payable to swap counterparties)	0	33.6	0	33.6
	23,353.5	2,162.9	9,733.4	35,249.8
On-balance sheet interest sensitivity gap	(19,759.0)	1,240.9	(9,279.0)	(27,797.1)
Off-balance sheet interest sensitivity gap	(275.4)	0	0	(275.4)
Total interest sensitivity gap	(20,034.4)	1,240.9	(9,279.0)	(28,072.5)

40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(b) Interest rate risk (Cont'd.)

Company	Floating rate RM'million	Fixed rate instruments maturing or repriced in <1 year RM'million	1-5 years RM'million	>5 years RM'million	Total interest sensitive RM'million
2005					
Financial liabilities					
Trade and other payables	0	0	0	0	0
Borrowings	1,262.3	301.7	1,944.3	11,409.0	14,917.3
Amount owing to subsidiaries	0	4,364.8	0	0	4,364.8
Amount owing to associates	0	198.1	0	0	198.1
Other liabilities (amount payable to swap counterparties)	0	0	0	0	0
	1,262.3	4,864.6	1,944.3	11,409.0	19,480.2
On-balance sheet interest sensitivity gap	(398.7)	(199.9)	(1,885.2)	(11,409.0)	(13,892.8)
Off-balance sheet interest sensitivity gap	(615.1)	(200.0)	561.1	0	(254.0)
Total interest sensitivity gap	(1,013.8)	(399.9)	(1,324.1)	(11,409.0)	(14,146.8)

Company	Total interest sensitive RM'million	Non interest sensitive RM'million	Balances under Islamic principles RM'million	Total RM'million
2005				
Financial liabilities				
Trade and other payables	0	2,108.5	0	2,108.5
Borrowings	14,917.3	218.0	4,394.4	19,529.7
Amount owing to subsidiaries	4,364.8	0	0	4,364.8
Amount owing to associates	198.1	0	0	198.1
Other liabilities (amount payable to swap counterparties)	0	25.2	0	25.2
	19,480.2	2,351.7	4,394.4	26,226.3
On-balance sheet interest sensitivity gap	(13,892.8)	1,839.5	(3,994.9)	(16,048.2)
Off-balance sheet interest sensitivity gap	(254.0)	0	0	(254.0)
Total interest sensitivity gap	(14,146.8)	1,839.5	(3,994.9)	(16,302.2)



40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(b) Interest rate risk (Cont'd.)

Company	Floating rate RM'million	Fixed rate instruments maturing or repriced in <1 year RM'million	1-5 years RM'million	>5 years RM'million	Total interest sensitive RM'million
2004					
Financial liabilities					
Trade and other payables	0	0	0	0	0
Borrowings	1,326.0	366.5	3,492.5	11,730.1	16,915.1
Amount owing to subsidiaries	0	2,556.1	0	0	2,556.1
Amount owing to associates	0	300.0	0	0	300.0
Other liabilities (amount payable to swap counterparties)	0	0	0	0	0
	1,326.0	3,222.6	3,492.5	11,730.1	19,771.2
On-balance sheet interest sensitivity gap	(462.4)	2,419.7	(3,433.4)	(11,730.1)	(13,206.2)
Off-balance sheet interest sensitivity gap	(1,080.8)	0	805.3	0	(275.5)
Total interest sensitivity gap	(1,543.2)	2,419.7	(2,628.1)	(11,730.1)	(13,481.7)

Company	Total interest sensitive RM'million	Non interest sensitive RM'million	Balances under Islamic principles RM'million	Total RM'million
2004				
Financial liabilities				
Trade and other payables	0	1,743.2	0	1,743.2
Borrowings	16,915.1	268.1	5,918.4	23,101.6
Amount owing to subsidiaries	2,556.1	0	0	2,556.1
Amount owing to associates	300.0	0	0	300.0
Other liabilities (amount payable to swap counterparties)	0	26.5	0	26.5
	19,771.2	2,037.8	5,918.4	27,727.4
On-balance sheet interest sensitivity gap	(13,206.2)	2,078.8	(5,464.0)	(16,591.4)
Off-balance sheet interest sensitivity gap	(275.5)	0	0	(275.5)
Total interest sensitivity gap	(13,481.7)	2,078.8	(5,464.0)	(16,866.9)

40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(b) Interest rate risk (Cont'd.)

The table below summarises the effective weighted average interest rate as at 31 August 2005 and 31 August 2004 by major currencies for each class of financial asset and financial liability.

	USD %	JPY %	EURO %	RM %	Others %
Group					
2005					
Financial assets					
Receivables	**0**	**0**	**0**	**4.00**	**7.00**
Deposits and bank balances	**3.00**	**0**	**0**	**2.75**	**0**
Financial liabilities					
Borrowings	**5.88**	**2.04**	**2.75**	**6.55**	**4.91**
2004					
Financial assets					
Receivables	0	0	0	4.00	8.20
Deposits and bank balances	1.57	0	0	2.73	1.40
Financial liabilities					
Borrowings	6.02	2.53	2.64	6.14	4.84

40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(b) Interest rate risk (Cont'd.)

	USD %	JPY %	EURO %	RM %	Others %
Company					
2005					
Financial assets					
Amount owing from subsidiaries	**5.56**	**0**	**0**	**4.00**	**0**
Trade and other receivables	**0**	**0**	**0**	**4.00**	**0**
Deposits and bank balances	**0**	**0**	**0**	**2.75**	**0**
Financial liabilities					
Borrowings	**7.16**	**1.50**	**3.20**	**6.34**	**2.23**
2004					
Financial assets					
Amount owing from subsidiaries	3.49	0	0	9.50	0
Trade and other receivables	0	0	0	4.00	0
Deposits and bank balances	0	0	0	2.73	0
Financial liabilities					
Borrowings	7.00	2.13	3.22	6.05	1.36

40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(c) Credit risk

(i) On balance sheet, commitment and contingencies

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The following tables analyse the Group's and the Company's financial assets by industry concentration as at the balance sheet date.

Group	Deposits and bank balances (excl. cash) RM'million	Investment in unquoted instruments# RM'million	Trade receivables and other assets RM'million	Interest receivable from swap counter-parties RM'million	Total on-balance sheet RM'million	Commitment and contingencies RM'million
2005						
Government	**0**	**0**	**180.8**	**0**	**180.8**	**0**
Financial institutions	**2,343.3**	**38.0**	**8.5**	**54.2**	**2,444.0**	**0**
Business	**0**	**61.1**	**1,727.1**	**0**	**1,788.2**	**0**
Individuals	**0**	**0**	**1,062.3**	**0**	**1,062.3**	**0**
Others	**0**	**0**	**198.0**	**0**	**198.0**	**0**
	2,343.3	**99.1**	**3,176.7**	**54.2**	**5,673.3**	**0**
2004						
Government	0	0	100.6	0	100.6	0
Financial institutions	3,294.3	38.0	22.2	66.5	3,421.0	0.2
Business	2.0	46.6	1,660.5	0	1,709.1	0
Individuals	0	0	1,047.8	0	1,047.8	0
Others	0	0	195.4	0	195.4	0
	3,296.3	84.6	3,026.5	66.5	6,473.9	0.2

This amount excludes equity instruments amounting to RM22.0 million (2004: RM22.9 million), net of allowance.

40 **FINANCIAL RISK MANAGEMENT (Cont'd.)**

(c) **Credit risk (Cont'd.)**

(i) On balance sheet, commitment and contingencies (Cont'd.)

Company	Deposits and bank balances (excl. cash) RM'million	Investment in unquoted instruments# RM'million	Trade receivables and other assets RM'million	Inter-company RM'million	Interest receivable from swap counter-parties RM'million	Total on-balance sheet RM'million	Commitment and contingencies RM'million
2005							
Government	**0**	**0**	**91.7**	**0**	**0**	**91.7**	**0**
Financial institutions	**1,848.0**	**38.0**	**8.5**	**0**	**54.2**	**1,948.7**	**0**
Business	**0**	**61.1**	**1,591.9**	**0**	**0**	**1,653.0**	**0**
Individuals	**0**	**0**	**1,002.2**	**0**	**0**	**1,002.2**	**0**
Associates	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Subsidiaries	**0**	**0**	**0**	**5,123.2**	**0**	**5,123.2**	**5,765.2***
Others	**0**	**0**	**198.0**	**0**	**0**	**198.0**	**0**
	1,848.0	**99.1**	**2,892.3**	**5,123.2**	**54.2**	**10,016.8**	**5,765.2**
2004							
Government	0	0	100.6	0	0	100.6	0
Financial institutions	2,867.3	38.0	22.2	0	54.9	2,982.4	0
Business	0	46.6	1,617.5	0	0	1,664.1	0
Individuals	0	0	994.8	0	0	994.8	0
Associates	0	0	0	68.0	0	68.0	0
Subsidiaries	0	0	0	4,959.5	0	4,959.5	4,819.2*
Others	0	0	127.4	0	0	127.4	0
	2,867.3	84.6	2,862.5	5,027.5	54.9	10,896.8	4,819.2

This amount excludes equity instruments amounting to RM22.0 million (2004: RM22.9 million), net of allowance.

* This amount represents the financial guarantees issued by the Company on the borrowing facilities given to subsidiaries.

40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(c) Credit risk (Cont'd.)

(ii) Off balance sheet

The Group and the Company are exposed to credit risk where the fair value of the contract is favourable, where the counterparty is required to pay the Group or the Company in the event of contract termination. The following table summarises the favourable fair values of the contracts, indicating the credit risk exposure.

	Group		Company	
	Contract or notional principal amount RM'million	Favourable net fair value RM'million	Contract or notional principal amount RM'million	Favourable net fair value RM'million
2005				
Interest rate swap	1,599.0	0	261.1	0
Forward start interest rate swap	1,263.4	4.0	1,263.4	4.0
Cross currency interest rate swap	942.9	0	942.9	0
Currency swaption interest rate swap	942.9	0	942.9	0
	4,748.2	4.0	3,410.3	4.0
2004				
Interest rate swap	3,514.2	5.0	293.2	0
Forward start interest rate swap	1,380.9	7.2	1,380.9	7.2
Cross currency interest rate swap	1,007.2	0	1,007.2	0
Currency swaption interest rate swap	950.0	0	950.0	0
	6,852.3	12.2	3,631.3	7.2



40 **FINANCIAL RISK MANAGEMENT (Cont'd.)**

(d) **Foreign exchange risk**

The currency exposure of financial assets and financial liabilities of the Group and the Company that are not denominated in the functional currency of the respective companies is set out below.

Group	USD RM'million	JPY RM'million	EURO RM'million	Others RM'million
2005				
Financial assets				
Investments	0	0	0	0
Receivables, deposits and prepayments	0	0	0	0
Deposits and bank balances	41.6	4.0	0	113.1
Other assets	24.7	29.4	0	0.1
	66.3	33.4	0	113.2
Financial liabilities				
Payables	1.7	0	0.6	0
Borrowings	8,669.7	4,396.3	557.9	1,272.4
Other liabilities	0	25.1	0	0.1
	8,671.4	4,421.4	558.5	1,272.5
2004				
Financial assets				
Investments	67.1	0	0	0
Receivables, deposits and prepayments	0	0	0	0
Deposits and bank balances	187.5	249.4	0	73.3
Other assets	61.5	5.0	0	0
	316.1	254.4	0	73.3
Financial liabilities				
Payables	3.8	0	0.7	0
Borrowings	9,230.2	4,575.3	608.8	1,453.3
Other liabilities	7.5	26.1	0	0
	9,241.5	4,601.4	609.5	1,453.3

40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(d) Foreign exchange risk (Cont'd.)

Company	USD RM'million	JPY RM'million	EURO RM'million	Others RM'million
2005				
Financial assets				
Amount owing from subsidiaries	869.3	0	0	0
Deposits and bank balances	0.8	4.0	0	0.1
Other assets (interest receivable from swap counterparties)	24.7	29.4	0	0.1
	894.8	33.4	0	0.2
Financial liabilities				
Borrowings	5,332.3	3,463.2	14.2	12.5
Other liabilities (interest payable to swap counterparties)	0	25.1	0	0.1
	5,332.3	3,488.3	14.2	12.6
2004				
Financial assets				
Amount owing from subsidiaries	863.6	0	0	0
Deposits and bank balances	1.1	0.4	0	0.1
Other assets (interest receivable from swap counterparties)	49.9	5.0	0	0
	914.6	5.4	0	0.1
Financial liabilities				
Borrowings	7,062.9	3,623.0	18.2	38.9
Other liabilities (interest payable to swap counterparties)	0.4	26.1	0	0
	7,063.3	3,649.1	18.2	38.9



40 **FINANCIAL RISK MANAGEMENT (Cont'd.)**

(e) **Fair value**

The fair value of a financial instrument is assumed to be the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in forced or liquidation sale. Quoted market prices, when available, are used as the measure of fair values. However, for a significant portion of the Group's and the Company's financial instruments, quoted market prices do not exist. For such financial instruments, fair values presented are estimates derived using the net present value or other valuation techniques. The above techniques involve uncertainties and are significantly affected by the assumptions used and judgements made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values.

The face values for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

(i) On balance sheet

The carrying amounts of financial assets and liabilities of the Group and the Company at the balance sheet date approximated their fair values except as set out below.

	Group		Company	
	Carrying amount RM'million	**Fair value RM'million**	**Carrying amount RM'million**	**Fair value RM'million**
2005				
Financial assets				
Long term receivables	**0**	**0**	**922.7**	**922.1**
Receivables, deposits and prepayments	**0**	**0**	**0**	**0**
Financial liabilities				
Payables	**0**	**0**	**0**	**0**
Borrowings (exclude Islamic instruments and include short term portion of borrowings)	**22,629.2**	**24,144.1**	**15,135.3**	**16,316.9**
2004				
Financial assets				
Long term receivables	0	0	922.7	921.3
Receivables, deposits and prepayments	7.8	6.9	0	0
Financial liabilities				
Payables	8.5	7.3	0	0
Borrowings (exclude Islamic instruments and include short term portion of borrowings)	23,182.7	24,358.5	17,183.2	18,255.2

40 FINANCIAL RISK MANAGEMENT (Cont'd.)

(e) Fair value (Cont'd.)

(i) On balance sheet (Cont'd.)

Financial assets

The fair value of long term receivables is lower than carrying amount at balance sheet date as the Company gives its subsidiaries advances at below current market rate. The Directors consider the carrying amount fully recoverable as they do not intend to realise the financial assets via exchange with another counterparty.

Financial liabilities

The fair value of quoted bonds has been estimated using the respective quoted offer price. For unquoted borrowings with fixed interest rate, the fair values have been estimated by discounting the estimated future cash flows using the prevailing market rates for similar credit risks and remaining period to maturity. For unquoted borrowings with floating interest rate, the carrying values are generally reasonable estimates of their fair values.

For all other short term on balance sheet financial instruments maturing within one year or are repayable on demand, the carrying values are assumed to approximate their fair values.

(ii) Off balance sheet

The financial derivative instruments are used to hedge foreign exchange and interest rate risks associated with certain long term foreign currency borrowings. The contract notional principal amounts of the derivative and the corresponding fair value adjustments are analysed as below.

Fair values of financial derivative instruments are the present values of their future cash flows and are arrived at based on valuations carried out by the Company's bankers. Favourable fair value indicates amount receivable by the Company if the contracts are terminated as at 31 August 2005 or vice versa.

	Contract or notional principal amount RM'million	Favourable net fair value RM'million	Unfavourable net fair value RM'million
Group			
2005			
Interest rate swap	1,599.0	0	(70.8)
Forward start interest rate swap	1,263.4	4.0	(44.2)
Cross currency interest rate swap	1,073.2	0	(98.7)
Currency swaption interest rate swap	1,066.4	0	(55.5)
Zero cost collar swap	636.7	0	(20.3)
Currency option	883.0	0	(8.2)
Cross currency zero coupon swap	0	0	0
	6,521.7	4.0	(297.7)



40 **FINANCIAL RISK MANAGEMENT (Cont'd.)**

(e) **Fair value (Cont'd.)**

(ii) Off balance sheet (Cont'd.)

	Contract or notional principal amount RM'million	Favourable net fair value RM'million	Unfavourable net fair value RM'million
2004			
Interest rate swap	3,514.2	5.0	(45.9)
Forward start interest rate swap	1,380.9	7.2	(63.0)
Cross currency interest rate swap	1,148.7	0	(72.5)
Currency swaption interest rate swap	1,084.0	0	(24.4)
Zero cost collar swap	647.1	0	(26.3)
Currency option	897.6	0	(14.6)
Cross currency zero coupon swap	0	0	0
	8,672.5	12.2	(246.7)
Company			
2005			
Interest rate swap	**261.1**	**0**	**(2.0)**
Forward start interest rate swap	**1,263.4**	**4.0**	**(44.2)**
Cross currency interest rate swap	**1,073.2**	**0**	**(98.7)**
Currency swaption interest rate swap	**1,066.4**	**0**	**(55.5)**
Zero cost collar swap	**636.7**	**0**	**(20.3)**
	4,300.8	**4.0**	**(220.7)**
2004			
Interest rate swap	293.2	0	(2.8)
Forward start interest rate swap	1,380.9	7.2	(63.0)
Cross currency interest rate swap	1,148.7	0	(72.5)
Currency swaption interest rate swap	1,084.0	0	(24.4)
Zero cost collar swap	647.1	0	(26.3)
	4,553.9	7.2	(189.0)

41 **APPROVAL OF FINANCIAL STATEMENTS**

The financial statements have been approved for issue in accordance with a resolution of the Board of Directors on 25 October 2005.

statement by **DIRECTORS** pursuant to section 169 (15) of the companies act, 1965

We, Tan Sri Datuk Amar Leo Moggie and Dato' Che Khalib bin Mohamad Noh, two of the Directors of Tenaga Nasional Berhad, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 156 to 241 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 August 2005 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with MASB approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

In accordance with a resolution of the Board of Directors dated 25 October 2005.

TAN SRI DATUK AMAR LEO MOGGIE
Chairman

DATO' CHE KHALIB BIN MOHAMAD NOH
President/Chief Executive Officer

statutory **DECLARATION**

I, Dato' Che Khalib bin Mohamad Noh, the person primarily responsible for the financial management of Tenaga Nasional Berhad, do solemnly and sincerely declare that the financial statements set out on pages 156 to 241 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

DATO' CHE KHALIB BIN MOHAMAD NOH

Subscribed and solemnly declared by the abovenamed Dato' Che Khalib bin Mohamad Noh at Kuala Lumpur, Malaysia on 25 October 2005 before me.


COMMISSIONER FOR OATHS
No: W 327
Mohd Radzi
Bin Yasin
MALAYSIA
No: 88, Tingkat Bawah
Jalan Putra
50350 KUALA LUMPUR

MOHD RADZI BIN YASIN
Commissioner For Oaths

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
(AF 1146)
Chartered Accountants
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 3 2693 1077
Facsimile +60 3 2693 0997
www.pwc.com/my

auditors' **REPORT** to the members of Tenaga Nasional Berhad (Company No. 200866-W) (Incorporated in Malaysia)

We have audited the financial statements set out on pages 156 to 241. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and MASB approved accounting standards in Malaysia so as to give a true and fair view of:

    (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

    (ii) the state of affairs of the Group and of the Company as at 31 August 2005 and of the results and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiaries of which we have not acted as auditors are indicated in Note 15 to the financial statements. We have considered the financial statements of these subsidiaries and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any material qualification and did not include any comment made under subsection (3) of Section 174 of the Act.

PRICEWATERHOUSECOOPERS	**UTHAYA KUMAR S/O K. VIVEKANANDA**
(No. AF: 1146)	(No. 1455/06/06 (J))
Chartered Accountants	Partner of the Firm

25 October 2005

This page has been intentionally left blank.



proxy **FORM**

Number of Ordinary Share(s) held	

I/We, ______________________________ IC No./Passport No./Co. No. ____________
(FULL NAME IN CAPITAL)

of ______________________________
(ADDRESS)

being a Member/Members of Tenaga Nasional Berhad, hereby appoint ______________________________
(FULL NAME IN CAPITAL)

of ______________________________
(ADDRESS)

or failing him/her, ______________________________
(FULL NAME IN CAPITAL)

of ______________________________
(ADDRESS)

Or failing him/her, the Chairman of the Meeting, as my/our proxy, to vote for me/us, and on my/our behalf at the Fifteenth Annual General Meeting of Tenaga Nasional Berhad to be held on Thursday, 15 December 2005, at 10.00 a.m at Dewan Serbaguna, Kompleks Sukan TNB, Jalan Pantai Baru, 59200 Kuala Lumpur and/or at any adjournment thereof.

My/Our proxy is to vote as indicate below:

	RESOLUTIONS		FOR	AGAINST
1.	Directors' and Auditors' Reports and Audited Financial Statements for the Financial Year ended 31 August 2005	Ordinary: Resolution 1		
2.	Declaration of Dividend	Resolution 2		
3.	Payment of Directors' Fees	Resolution 3		
4.	Re-election of Dato' Lau Yin Pin @ Lau Yen Beng	Resolution 4		
5.	Re-election of Dato' Zainal Abidin bin Putih	Resolution 5		
6.	Re-election of Tan Sri Dato' Hari Narayanan a/l Govindasamy	Resolution 6		
7.	Re-appointment of Messrs PricewaterhouseCoopers as the Company's Auditors	Resolution 7		
8.	Special Business: Issuance of Shares Pursuant to the Employees' Share Option Scheme II	Resolution 8		
9.	Special Business: Issuance of New Shares Pursuant to Section 132D, Companies Act, 1965	Resolution 9		
10.	Special Business: Proposed Amendments to the Articles of Association of the Company	Special: Resolution 1		

(Please indicate "X" in the appropriate box against each Resolution as to how you wish your proxy/proxies to vote. If no voting instruction is given, this form will be taken to authorise the proxy/proxies to vote at his/her discretion).

Dated: ____________ December 2005

____
Signature of Shareholder(s) or Common Seal

NOTES:-

1. Any member entitled to attend and vote at this Meeting of the Company is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly appointed under a power of attorney. Where the instrument appointing a proxy/proxies is executed by a corporation, it shall be executed either under its common seal or under the hand of any officer or attorney duly appointed under a power of attorney.
3. Where a member appoints two proxies, the appointment shall be invalid unless the percentage of the holding to be represented by each proxy is specified.
4. A corporation which is a member, may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at the Meeting, in accordance with Article 107(6) of the Company's Articles of Association.
5. The instrument appointing a proxy/proxies must be deposited at the Share Administration, Finance & Administration Section, Company Secretary's Office, Level 1, Generation Building, 129 Jalan Bangsar, 59200 Kuala Lumpur not less than forty-eight (48) hours before the time set for the Meeting.



Stamp

The Company Secretary
Tenaga Nasional Berhad
c/o Share Administration, Finance & Administration Section
Company Secretary's Office
Level 1, Generation Building
129 Jalan Bangsar
59200 Kuala Lumpur
Malaysia



quality policy statement

The guiding principles of Tenaga Nasional Berhad (TNB) when undertaking all its activities and actions are:

- We are a company committed to provide excellent services
- We hold strongly to the principle of long term bilateral relationships that mutually benefit us and our customers
- It is the responsibility of each personnel in our company to continuously improve our processes, products and services
- Quality is our business

TNB quality objectives are to:

- Provide our customers with products that will give them complete satisfaction by meeting or exceeding their quality specifications.
- Deliver our products to our customers within the specified timeframe required by the customer
- Continually improve our products
- Provide our customers with a level of service that meets their expectations
- Maintain competitive pricing in the market place
- Develop competent and productive work force to achieve operational excellence which fully comply with all relevant regulations and legislative requirements.

Our goal is to have fully satisfied customers by providing products that fully meet all the reasonable quality expectations. The achievement of these will be reflected in the continual growth of our operations.

As a means of achieving these and other TNB goals, we have formalised our Quality Management System using the requirements of QMS MS ISO 9001:2000 as a guide. The management of TNB is fully committed to the implementation and maintenance of the Quality Management System outlined in this TNB Quality Manual.

The responsibility for quality management, procedures and instructions outlined within this Manual rests with TNB Management Representative (MR).

Quality Achievement is the responsibility of all employees of TNB so as to ensure that actions taken secure the required quality standards.

DATO' CHE KHALIB MOHAMAD NOH
President/Chief Executive Officer
Tenaga Nasional Berhad

A complete Bahasa Malaysia version
equivalent of this annual report is available upon request to:-

The Company Secretary
Second Floor, Tenaga Nasional Berhad Headquarters, 129, Jalan Bangsar, 59200 Kuala Lumpur, Malaysia.
Tel: 603 2296 5640 Fax: 603 2283 5494

TENAGA NASIONAL BERHAD (200866-W)

129 Jalan Bangsar 59200 Kuala Lumpur

Tel : 603 2296 5640

Fax : 603 2283 5494

www.tnb.com.my

RECEIVED
2006 JAN 23 A 11:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DATE	CONTENT
30/12/2005	PROPOSED ACQUISITION OF THE BUSNESS AND ASSET OF NOTHERN UTILITY RESOURCES SDN BHD, NUR GENERATION SDN BHD AND NUR DISTRIBUTION SDN BHD – EXTENSION OF THE CUT – OFF DATE FOR THE PURPOSE OF SATISFYING OR WAVING THE CONDITIONS PRECEDENT UNDER THE AGREEMENT
22/12/2005	SIGNING OF THE FINANCING AGREEMENTS IN RELATION TO THE SHUAIBAH PHASE 3 INDEPENDENT WATER AND POWER PROJECT IN THE KINGDOM OF SAUDI ARABIA ("PROJECT")
21/12/2005	TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")
15/12/2005	FIFTEENTH ANNUAL GENERAL MEETING & EXTRAORDINARY GENERAL MEETING
06/12/2005	TENAGA - NOTICE OF BOOK CLOSURE
05/12/2005	Final Dividend
05/12/2005	PROPOSED DIVESTMENT OF TNB'S 10% EQUITY IN FIBRE COMMUNICATIONS NETWORK (M) SDN. BHD. TO CELCOM TRANSMISSION (M) SDN. BHD.
24/11/2005	TENAGA-Employee Share Option Scheme ("Scheme")
23/11/2005	NOTICE OF EXTRAORDINARY GENERAL MEETING
22/11/2005	TENAGA NASIONAL BERHAD ("TNB" OR THE "COMPANY")
22/11/2005	NOTICE OF ANNUAL GENERAL MEETING 2005
15/11/2005	SIGNING OF THE PROJECT AGREEMENT IN RELATION TO THE SHUAIBAH PHASE 3 INDEPENDENT WATER AND POWER PROJECT IN THE KINGDOM OF SAUDI ARABIA
27/10/2005	PROPOSED ACQUISITION BY CELCOM TRANSMISSION (M) SDN. BHD. OF ADDITIONAL 10% EQUITY IN FIBRECOMM NETWORK (M) SDN. BHD. ("FIBRECOMM")
25/10/2005	TENAGA NASIONAL BERHAD ("TNB" OR THE "COMPANY")
25/10/2005	Quarterly rpt on consolidated results for the financial period ended 31/8/2005
24/10/2005	TENAGA-Employee Share Option Scheme ("Scheme")
13/10/2005	Signing Of US$500 million Multi-Currency Revolving Credit Facility programme agreement ('MCRCF').
11/10/2005	TENAGA-LA - NOTICE OF BOOK CLOSURE
07/10/2005	Interest Payment
05/10/2005	PROPOSED ACQUISITION OF THE BUSINESS AND ASSETS OF NORTHERN UTILITY RESOURCES SDN BHD (RECEIVERS AND MANAGERS APPOINTED), NUR GENERATION SDN BHD (RECEIVERS AND MANAGERS APPOINTED) AND NUR DISTRIBUTION SDN BHD (RECEIVERS AND MANAGERS APPOINTED) - EXTENSION OF THE CUT-OFF DATE FOR THE PURPOSE OF SATISFYING OR WAIVING THE CONDITIONS PRECEDENT UNDER THE AGREEMENT
28/09/2005	RELATED PARTY TRANSACTION - JOINT PARTICIPATION IN A BID TO DEVELOP SHOAIBA PHASE 3 INDEPENDENT WATER AND POWER PROJECT IN THE KINGDOM OF SAUDI ARABIA
27/09/2005	TENAGA-Employee Share Option Scheme ("Scheme")
26/09/2005	SIGNING OF RENEWABLE ENERGY POWER PURCHASE AGREEMENT (REPPA) BETWEEN TNB AND MHES ASIA SDN. BHD.

General Announcement
Reference No **TN-051230-83832**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	30/12/2005

Type	:	**Announcement**
Subject	:	**PROPOSED ACQUISITION OF THE BUSINESS AND ASSETS OF NORTHERN UTILITY RESOURCES SDN. BHD. (RECEIVERS AND MANAGERS APPOINTED), NUR GENERATION SDN. BHD. (RECEIVERS ADN MANAGERS APPOINTED) AND NUR DISTRIBUTION SDN. BHD. (RECEIVERS AND MANAGERS APPOINTED) - EXTENSION OF THE CUT-OFF DATE FOR THE PURPOSE OF SATISFYING OR WAIVING THE CONDITIONS PRECEDENT UNDER THE AGREEMENT**

Contents :

We refer to our earlier announcement made on 5th July 2005 in relation to the conditional Sale of Business Agreement ("the Agreement") entered into by TNB with Northern Utility Resources Sdn. Bhd. (Receivers and Managers appointed) ("NUR"), NUR Generation Sdn. Bhd. (Receivers and Managers appointed) ("NUR Generation") and NUR Distribution Sdn. Bhd. (Receivers and Managers appointed) ("NUR Distribution") for the acquisition of the business of NUR, NUR Generation and NUR Distribution by TNB, and subsequent announcement made on 5th October 2005 to extend the date for satisfying or waiving the conditions precedent of the Agreement ("the Cut-Off Date") up to and inclusive of 31st December 2005.

TNB wishes to announce that all the parties to the abovesaid Agreement have today mutually agreed to extend the Cut-Off Date up to and inclusive of 31st March 2006 or such other further period as the Parties may further mutually agree upon in writing.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **TN-051223-15723**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	22/12/2005

Type : **Announcement**
Subject : **SIGNING OF THE FINANCING AGREEMENTS IN RELATION TO THE SHUAIBAH PHASE 3 INDEPENDENT WATER AND POWER PROJECT IN THE KINGDOM OF SAUDI ARABIA ("PROJECT")**

Contents :

We refer to our earlier announcements made on 22 March 2005, 28 September 2005 and 15 November 2005 in relation to the Project.

Tenaga Nasional Berhad ("TNB") is pleased to announce that Shuaibah Water and Electricity Company (the "Project Company") has, on 21 December 2005 executed the relevant financing agreements to secure the financing required for the Project.

The total project costs, estimated to be approximately USD2.5 billion will be funded by a multi tranche financing on a debt equity ratio of 80:20. The core mandated lead arrangers for the project financing are Riyad Bank, ABN Amro Bank, Arab Bank plc, Saudi Hollandi Bank, and Export-Import Bank of Korea ("K-Exim").

The debt portion will consist of commercial facilities of USD875 million, Islamic financing of USD210 million, export credit financing of USD400 million from Hermes and USD455 million from K-Exim and balance from funds internally generated from the Project. In addition, the financing also comprises USD72 million of standby commercial debt.

The initial equity of approximately USD500 million will be contributed through an equity bridge loan with the Project Company being the borrower. The equity bridge loan will also consist of USD18 million of standby equity to cover any costs overruns. TNB's portion based on its 6% effective equity interest in the Project Company is estimated to be USD33.5 million.

The Financial Close is expected to be achieved in January 2006.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **TN-051216-16979**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	15/12/2005

Type	:	**Announcement**
Subject	:	**FIFTEENTH ANNUAL GENERAL MEETING & EXTRAORDINARY GENERAL MEETING**

Contents :

Further to our announcements dated 22 November 2005 and 23 November 2005 in relation to the convening of Fifteenth Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM"), the Board of Tenaga Nasional Berhad is pleased to announce that the Shareholders of the Company have unanimously approved all the Resolutions tabled at the Fifteenth AGM and EGM of the Company held on Thursday, 15 December 2005 at 10.00 a.m.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 34542 OF 2005

Company Name : TENAGA NASIONAL BHD

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 34349 OF 2005

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **06/12/2005**

Subject : TENAGA - NOTICE OF BOOK CLOSURE

Contents :

A final gross dividend of 12 sen per share less 28% income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [14 December 2005]

2) The last date of lodgement : [16 December 2005]

3) Date Payable : [10 January 2006]

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Entitlements (Notice of Book Closure)
Reference No **TN-051206-22542**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	05/12/2005

EX-date	:**14/12/2005**
Entitlement date	:**16/12/2005**
Entitlement time	:**04:00:00 PM**
Entitlement subject	:**Final Dividend**

Entitlement description:
A FINAL GROSS DIVIDEND OF 12 SEN PER SHARE LESS INCOME TAX OF 28% IN RESPECT OF THE FINANCIAL YEAR ENDED 31 AUGUST 2005

Period of interest payment	: to
Financial Year End	:**31/08/2005**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements	:**17/12/2005** to **20/12/2005**

Registrar's name ,address, telephone no:
BINA MANAGEMENT (M) SDN. BHD.
LOT 10, THE HIGHWAY CENTRE
JALAN 51/205, 46050 PETALING JAYA
SELANGOR DARUL EHSAN
TEL: 03-77843922
FAX: 03-77841998

Payment date	:**10/01/2006**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**16/12/2005**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:**14/12/2005**

c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	:**RM**
Entitlement in RM (RM)	:**0.12**

Remarks

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 34134 OF 2005

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **24/11/2005**

Subject : TENAGA-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 749,800 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 28 November 2005.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **TN-051124-19572**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	23/11/2005

Type : **Announcement**
Subject : **NOTICE OF EXTRAORDINARY GENERAL MEETING**

Contents :

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting ("EGM") of Tenaga Nasional Berhad ("TNB" or "Company") will be held at Dewan Serbaguna, Kompleks Sukan TNB, Jalan Pantai Baru, 59200 Kuala Lumpur on Thursday, 15 December 2005 at 11.30 a.m. or immediately following the conclusion or adjournment (as the case may be) of the Fifteenth Annual General Meeting ("AGM") of the Company which will be held at the same venue and on the same day at 10.00 a.m., whichever is later, for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions with or without modifications:

ORDINARY RESOLUTION 1

PROPOSED BONUS ISSUE OF UP TO 900,566,295 NEW ORDINARY SHARES OF RM1.00 EACH IN TNB ("TNB SHARES") (THESE NEW TNB SHARES SHALL BE REFERRED TO AS "BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF ONE (1) BONUS SHARE FOR EVERY FOUR (4) EXISTING TNB SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED AND ANNOUNCED LATER ("PROPOSED BONUS ISSUE")

"**THAT**, subject to the approval-in principle of Bursa Malaysia Securities Berhad ("Bursa Securities") for the listing of and quotation for the Bonus Shares to be issued hereunder, authority be and is hereby given to the Board of Directors of the Company ("Board") to capitalise a sum of up to RM900,566,295 from the Company's share premium account and that the same be applied to issue up to 900,566,295 Bonus Shares, credited as fully paid-up, in which such Bonus Shares to be allotted and to be distributed amongst shareholders whose names appear in the Record of Depositors of the Company at the close of business on the Entitlement Date (namely the date as at the close of business on which shareholders must be registered in the Record of Depositors of the Company in order to be entitled to any dividends, rights, allotments and/or other distribution) to be determined and announced later by the Board, on the basis of one (1) Bonus Share for every four (4) existing TNB Shares, fractions of a share to be dealt with by the Directors as they deem fit;

AND THAT such Bonus Shares shall, upon allotment and issuance, rank pari passu in all respects with the then existing TNB Shares save and except that they shall not be entitled to any dividends, rights, allotments, and/or other distributions, the entitlement date of which is prior to the date of allotment and issuance of the Bonus Shares;

AND THAT the Bonus Shares shall be treated for all purposes as an increase in the issued and fully paid-up share capital of the Company and not as income;

AND THAT the Board be and is hereby authorised to give effect to the Proposed Bonus Issue with full power to amend and/or assent to or comply with any conditions, modifications, variations and/or amendments in any manner as may be required or approved by the relevant authority or authorities as may be deemed expedient and to take all such steps as may be required in order to implement, finalise and give full effect to the Proposed Bonus Issue."

PROPOSED AMENDMENTS TO THE EXISTING BYE-LAWS OF TNB'S EMPLOYEES' SHARE OPTION SCHEME ("ESOS II") ("PROPOSED AMENDMENTS")

"**THAT** approval be and is hereby given to the Board to adopt the amended Bye-Laws governing and constituting ESOS II as set out in Appendix II of the Circular to Shareholders dated 23 November 2005 ("Circular") in substitution for and to the exclusion of the existing Bye-Laws governing and constituting the ESOS II;

AND THAT the Board be and is hereby empowered and authorised to give effect to the aforesaid subject to, and with full powers to amend and/or assent to or comply with, any conditions, modifications, variations and/or amendments in any manner as may be required or approved by the relevant authority or authorities as may be deemed expedient and to take all such steps as may be required in order to implement, finalise and give full effect to the Proposed Amendments."

ORDINARY RESOLUTION 3

PROPOSED OFFER AND GRANT OF OPTIONS TO DATO' CHE KHALIB BIN MOHAMAD NOH

"**THAT** subject to the passing of Ordinary Resolution 2 and the approvals of relevant authorities, the Board be and is hereby authorised to, at any time and from time to time, offer and to grant to Dato' Che Khalib bin Mohamad Noh, President/Chief Executive Officer and Non-Independent Executive Director of TNB, options pursuant to the ESOS II to subscribe for up to 1,200,000 TNB Shares subject always to such terms, conditions and/or any adjustments which may be made under the provisions of the Bye-Laws of ESOS II."

ORDINARY RESOLUTION 4

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS ("RRPT") OF A REVENUE OR TRADING NATURE ENTERED WITH PERSONS CONNECTED TO KHAZANAH NASIONAL BERHAD ("KHAZANAH"), A MAJOR SHAREHOLDER OF TNB, AND/OR PERSONS IN WHICH KHAZANAH IS A MAJOR SHAREHOLDER, DETAILS OF WHICH ARE SET OUT IN APPENDIX III OF THE CIRCULAR

"**THAT** the mandate granted by the shareholders of the Company at the AGM of the Company held on 23 December 2004 pursuant to paragraph 10.09 of the listing requirements of Bursa Securities ("Listing Requirements") be and is hereby renewed to authorise the Company and its subsidiaries ("the Group") to enter into the specified RRPT as set out in Section 1 of Appendix III of the Circular with the specified persons connected to Khazanah and/or persons in which Khazanah is a major shareholder as mentioned therein which are necessary for the Group's day to day operations subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders; and

(ii) disclosure of the aggregate value of transactions relating to the proposed renewal of shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Khazanah and/or persons in which Khazanah is a major shareholder conducted during a financial year will be made in the annual report for the said financial year;

AND THAT such authority conferred by the renewed mandate shall continue to be in force until:

(i) the conclusion of the Sixteenth AGM of the Company following the forthcoming EGM at which the proposed renewal of shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Khazanah and/or persons in which Khazanah is a major shareholder are approved, at which time it will lapse, unless the mandate are renewed by a resolution passed at the Sixteenth AGM;

(ii) the expiration of the period within which the Sixteenth AGM after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(iii) revoked or varied by a resolution passed by the shareholders in a general meeting, whichever is the earlier;

AND THAT the Board be and is hereby authorised to complete and do all such acts and things as they may consider expedient or necessary to give effect to the proposed renewal of shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Khazanah and/or persons in which Khazanah is a major shareholder."

ORDINARY RESOLUTION 5

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RRPT OF A REVENUE OR TRADING NATURE ENTERED WITH PERSONS CONNECTED TO PETROLIAM NASIONAL BERHAD ("PETRONAS"), A MAJOR SHAREHOLDER OF TNB (WITHIN THE PRECEDING 12 MONTHS), DETAILS OF WHICH ARE SET OUT IN APPENDIX III OF THE CIRCULAR

"**THAT** the mandate granted by the shareholders of the Company at the AGM of the Company held on 23 December 2004 pursuant to paragraph 10.09 of the Listing Requirements be and is hereby renewed to authorise the Group to enter into the specified RRPT as set out in Section 1 of Appendix III of the Circular with the specified persons connected to Petronas as mentioned therein which are necessary for the Group's day to day operations subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders; and

(ii) disclosure of the aggregate value of transactions relating to the proposed renewal of shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Petronas conducted during a financial year will be made in the annual report for the said financial year;

AND THAT such authority conferred by the renewed mandate shall continue to be in force until:

(i) the conclusion of the Sixteenth AGM of the Company following the forthcoming EGM at which the proposed renewal of shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Petronas are approved, at which time it will lapse, unless the mandate are renewed by a resolution passed at the Sixteenth AGM;

(ii) the expiration of the period within which the Sixteenth AGM after that date is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(iii) revoked or varied by a resolution passed by the shareholders in a general meeting, whichever is the earlier;

AND THAT the Board be and is hereby authorised to complete and do all such acts and things as they may consider expedient or necessary to give effect to the proposed renewal of shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Petronas."

ORDINARY RESOLUTION 6

PROPOSED SHAREHOLDERS' MANDATE FOR RRPT OF A REVENUE OR TRADING NATURE ENTERED WITH PERSONS CONNECTED TO KHAZANAH, A MAJOR SHAREHOLDER OF TNB, DETAILS OF WHICH ARE SET OUT IN APPENDIX III OF THE CIRCULAR

"**THAT** the Group be and is hereby authorised to enter into the specified RRPT as set out in Section 2 of Appendix III of the Circular with the specified persons connected to Khazanah as mentioned therein which are necessary for the Group's day to day operations subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders; and

(ii) disclosure of the aggregate value of transactions relating to the proposed shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Khazanah conducted during a financial year will be made in the annual report for the said financial year;

AND THAT such authority conferred by the above mandate shall continue to be in force until:

(i) the conclusion of the Sixteenth AGM of the Company following the forthcoming EGM at which the proposed shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Khazanah are approved, at which time it will lapse, unless the mandate is renewed by a resolution passed at the Sixteenth AGM;

(ii) the expiration of the period within which the Sixteenth AGM after that date is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(iii) revoked or varied by resolution passed by the shareholders in a general meeting whichever is the earlier;

AND THAT the Board be and is hereby authorised to complete and do all such acts and things as they may consider expedient or necessary to give effect to the proposed shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Khazanah."

ORDINARY RESOLUTION 7

PROPOSED SHAREHOLDERS' MANDATE FOR RRPT OF A REVENUE OR TRADING NATURE ENTERED WITH PERSONS CONNECTED TO PETRONAS, A MAJOR SHAREHOLDER OF TNB (WITHIN THE PRECEDING 12 MONTHS), DETAILS OF WHICH ARE SET OUT IN APPENDIX III OF THE CIRCULAR

"**THAT** the Group be and is hereby authorised to enter into the specified RRPT as set out in Section 2 of Appendix III of the Circular with the specified persons connected to Petronas as mentioned therein which are necessary for the Group's day to day operations subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders; and

(ii) disclosure of the aggregate value of transactions relating to the proposed shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Petronas conducted during a financial year will be made in the annual report for the said financial year;

AND THAT such authority conferred by the above mandate shall continue to be in force until:

(i) the conclusion of the Sixteenth AGM of the Company following the forthcoming EGM at which the proposed shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Petronas are approved, at which time it will lapse, unless the mandate is renewed by a resolution passed at the Sixteenth AGM;

(ii) the expiration of the period within which the Sixteenth AGM after that date is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(iii) revoked or varied by resolution passed by the shareholders in a general meeting whichever is the earlier;

AND THAT the Board be and is hereby authorised to complete and do all such acts and things as they may consider expedient or necessary to give effect to the proposed shareholders' mandate for RRPT of a revenue or trading nature entered with persons connected to Petronas."

BY ORDER OF THE BOARD

NOR ZAKIAH BINTI ABDUL GHANI (LS 0008795)
COMPANY SECRETARY
Kuala Lumpur
23 November 2005

Notes:

1. Any member entitled to attend and vote at this Meeting of the Company is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly appointed under a power of attorney. Where the instrument appointing a proxy/proxies is executed by a corporation, it shall be executed either under its common seal or under the hand of any officer or attorney duly appointed under a power of attorney.

3. Where a member appoints two (2) proxies, the appointment shall be invalid, unless the percentage of the holding to be represented by each proxy is specified.

4. A corporation which is a member, may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at the Meeting, in accordance with Article 107(6) of the Company's Articles of Association.

5. The instrument appointing a proxy/proxies must be deposited at the Share Administration, Finance & Administration Section, Company Secretary's Office, Level 1, Generation Building, 129 Jalan Bangsar, 59200 Kuala Lumpur, Malaysia not less than forty-eight (48) hours before the time set for the Meeting

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **MM-051122-62067**

Submitting Merchant Bank : COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 22/11/2005

Type : **Announcement**
Subject :
TENAGA NASIONAL BERHAD ("TNB" OR THE "COMPANY")

Contents :

- **PROPOSED BONUS ISSUE OF NEW ORDINARY SHARES OF RM1.00 EACH IN TNB ("TNB SHARES" OR "SHARES") (THESE NEW TNB SHARES SHALL BE REFERRED TO AS "BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF ONE (1) BONUS SHARE FOR EVERY FOUR (4) EXISTING TNB SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED AND ANNOUNCED LATER ("PROPOSED BONUS ISSUE"); AND**

- **PROPOSED AMENDMENTS TO THE EXISTING BYE-LAWS ("BYE-LAWS") OF TNB'S EMPLOYEES' SHARE OPTION SCHEME ("ESOS II") ("PROPOSED AMENDMENTS")**

(COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

1. INTRODUCTION

Reference is made to the announcement dated 25 October 2005 in relation to the Proposals. On behalf of the Board of Directors of TNB ("Board"), Commerce International Merchant Bankers Berhad ("CIMB") wishes to announce that the maximum number of Bonus Shares which may be issued under the Proposed Bonus Issue has been revised from 897,549,579 Bonus Shares to 900,566,295 Bonus Shares.

The revision has been made after taking into consideration, amongst others, the updated issued and paid-up share capital of TNB from 31 August 2005 to 25 October 2005 and the updated illustrative number of new TNB Shares which may be issued upon the full exercise of the options ("ESOS Options") granted and available to be granted under the ESOS II.

Apart from the above, revisions have also been made to the Proposed Amendments, where additional provisions and amendments have been made to the existing provisions of the Bye-Laws. The revisions are made with the aim to provide clarity in the implementation of the ESOS II and to align the Bye-Laws with the general market practice.

2. REVISION TO THE PROPOSED BONUS ISSUE

As explained in Section 1 above, after taking into consideration the issued and paid-up share capital of TNB as at 25 October 2005 and the updated illustrative number of new TNB Shares which may be issued upon the full exercise of the ESOS Options, granted and available to be granted, the Proposed Bonus Issue will involve the issuance of up to 900,566,295 Bonus Shares.

The revised maximum size of the Proposed Bonus Issue has been determined based on the proforma enlarged issued and paid-up share capital of TNB of RM3,602,265,179 comprising 3,602,265,178 TNB Shares and 1 Special Rights Redeemable Preference Share of RM1.00

The enlarged issued and paid-up share capital above has been computed based on the issued and paid-up share capital of TNB as at 25 October 2005 of RM3,232,493,931 which comprise 3,232,493,930 TNB Shares and 1 Special Rights Redeemable Preference Share of RM1.00 and assumes the full exercise, exchange and conversion of the outstanding ESOS Options (granted and available to be granted), Guaranteed Exchangeable Bonds issued by TNB Capital (L) Ltd (a wholly-owned subsidiary of TNB) ("GEB") and Convertible Redeemable Income Securities ("CRIS") as at 25 October 2005 as well as the allotment and issuance of the resulting new TNB Shares arising thereon prior to the entitlement date for the Proposed Bonus Issue ("Entitlement Date").

Nevertheless, based on the issued and paid-up share capital of TNB as at 25 October 2005 of RM3,232,493,931 which comprise 3,232,493,930 TNB Shares and 1 Special Rights Redeemable Preference Share of RM1.00 and assuming that none of the outstanding ESOS Options, GEB and CRIS as at 25 October 2005 are exercised, exchanged or converted into new TNB Shares, the Proposed Bonus Issue will involve the issuance of 808,123,483 Bonus Shares.

The number of new TNB Shares, which may be issued upon the exercise, exchange and/or conversion of the ESOS Options, GEB and CRIS respectively after the Entitlement Date, will change due to adjustments to be made to the exercise prices and/or number of TNB Shares which may be issued in relation to the ESOS Options, the exchange price of the GEB and the conversion price of the CRIS in accordance with the provisions of their respective bye-laws, indentures and/or trust deeds. The adjustments relating to the GEB, CRIS and ESOS Options will be finalised at a later date.

The holders of the GEB and CRIS will be allowed to participate in the Proposed Bonus Issue only if the new TNB Shares arising from the exchange or conversion of the GEB and CRIS respectively are issued, allotted and credited into the central depository securities accounts of the holders of the respective securities on or prior to the Entitlement Date. The holders of the GEB and CRIS who wish to participate in the Proposed Bonus Issue must submit the notices of exchange or conversion, as the case may be, at least ten (10) market days prior to the Entitlement Date to ensure that the relevant new TNB Shares from the exchange or conversion of the GEB and CRIS respectively are issued, allotted and credited into their respective CDS accounts prior to the Entitlement Date. The entitlement of the holders of ESOS Options to participate in the Proposed Bonus Issue shall be governed by the provisions of the Bye-Laws.

All other terms relating to the Proposed Bonus Issue remain unchanged.

3. REVISION TO THE PROPOSED AMENDMENTS

Apart from the Proposed Amendments announced on 25 October 2005, the Board has decided to take this opportunity to revise certain existing provisions of the Bye-Laws and to include additional provisions in the Bye-Laws. The revisions to the Proposed Amendments include, amongst others, the following:

(i) To include a situation where the grantees of the ESOS II can exercise their ESOS Options of up to fifty per centum (50%) of the grantee's entitlement corresponding to the subsequent year ("Advance Exercise") subject to the Company achieving the applicable performance targets. The Advance Exercise will also be subject to the Board's approval; and

(ii) To allow certain grantees whose fixed term contract of employment have expired and the said contract of employment is not renewed, to exercise the unexercised portion of the grantee's ESOS Options immediately after his/her last day of employment with TNB and its

Laws.

In addition, amendment will also be made to the eligibility criteria of the senior management who are employed under a fixed-term contract of employment. Apart from the need to have served for a continuous period of not less than one (1) year, as announced on 25 October 2005, such contract of employment of the senior management requires a term which is for a continuous period of at least two (2) years in order to participate in the ESOS II.

All other salient terms relating to the Proposed Amendments remain unchanged.

4. RATIONALE FOR THE REVISION

As explained in Section 1 above, the revision to the maximum number of Bonus Shares that may be issued under the Proposed Bonus Issue arose as a result of the updated information being used in the computation. Apart from that, the revisions to the Proposed Amendments comprise the introduction of additional provisions and amendments to the Bye-Laws which are aimed to provide clarity in the implementation of the ESOS II as well as to align the Bye-Laws with the general market practice.

5. EFFECTS OF THE REVISIONS TO THE PROPOSED BONUS ISSUE AND THE PROPOSED AMENDMENTS

The effects of the Proposed Bonus Issue after incorporating the revisions set out in Section 2 ("Revised Proposed Bonus Issue") on the issued and paid-up capital, substantial shareholders' shareholdings and dividends of TNB and the consolidated net tangible assets ("NTA") and NTA per Share and the earnings and earnings per Share ("EPS") of the TNB Group are set out below.

The effects of the Revised Proposed Bonus Issue are illustrated in the following scenarios:

(i) Minimum Scenario – Assuming that none of the ESOS Options (granted and available to be granted), GEB and CRIS are exercised, exchanged or converted prior to the Entitlement Date.

(ii) Maximum Scenario – Assuming full exercise, exchange and conversion of the ESOS Options (granted and/or to be granted), GEB and CRIS respectively, and the resulting new TNB Shares are issued prior to the Entitlement Date.

5.1 Issued and Paid-up Share Capital

The proforma effects of the Revised Proposed Bonus Issue on the issued and paid-up share capital of TNB are shown in **Table 1**.

5.2 NTA and NTA per Share

The proforma effects of the Revised Proposed Bonus Issue on the NTA and NTA per Share of the TNB Group are shown in **Table 2**.

5.3 Earnings and EPS

The Proposed Bonus Issue will not have any effect on the earnings of TNB Group for the financial year ending 31 August 2006 or the future financial years in the number of Shares in issue.

5.4 Substantial Shareholders' Shareholdings

The proforma effects of the Revised Proposed Bonus Issue on the direct shareholdings of the substantial shareholders in TNB are shown in **Table 3**.

5.5 Dividends

The Board declared a final dividend in respect of the financial year ended 31 August 2005 of 12.00 sen gross (less income tax of 28%) amounting to RM278.3 million, based on the paid-up capital as at 31 August 2005. The Board has not deliberated or decided on the amount of future dividends to be paid by TNB. Any dividend to be declared and paid by the Company for the subsequent years will depend on, amongst others, the future performance, cashflow position and the funding requirements of the TNB Group.

The revision on the Proposed Amendments will not have any effect on the share capital, substantial shareholders' shareholdings and dividends to be declared by the Company (if any) and the NTA and NTA per share and earnings and EPS of the TNB Group.

Notwithstanding the above, it should be noted that TNB would be subject to the new proposed Financial Reporting Standard No. 2 (Share-based Payment) to be adopted as an accounting standard in Malaysia which will affect TNB's financial statements for the financial year ending 31 August 2007 onwards. At this juncture, the Company has not assessed in detail the impact of the proposed new accounting standard on its ESOS II, although it acknowledges that the recognition of ESOS Options granted may affect its future earnings.

This announcement is dated 22 November 2005.



PRTNB-02 Revised Maximum (Table).doc

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Table 1

Proforma effects of the Revised Proposed Bonus Issue on the issued and paid-up share capital of TNB

(i) Minimum Scenario

		Issued and paid-up share capital of the Company	
		million	**RM'million**
Issued and paid-up share capital as at 25 October 2005		3,232.5	3,232.5
To be issued pursuant to the Proposed Bonus Issue		808.1	808.1
After the Proposed Bonus Issue		4,040.6	4,040.6
To be issued pursuant to the full:			
(i)	Exercise of the ESOS Options granted and/or available to be granted*	253.3	253.3
(ii)	Exchange of the outstanding GEB*	187.1	187.1
(iii)	Conversion of the outstanding CRIS*	21.8	21.8
Enlarged issued and paid-up share capital		4,502.8	4,502.8

(ii) Maximum Scenario

		Issued and paid-up share capital of the Company	
		million	**RM'million**
Issued and paid-up share capital as at 25 October 2005		3,232.5	3,232.5
To be issued pursuant to the full:			
(i)	Exercise of the ESOS Options granted and/or available to be granted	202.6	202.6
(ii)	Exchange of the outstanding GEB	149.7	149.7
(iii)	Conversion of the outstanding CRIS	17.4	17.4
After full exercise, exchange and conversion of the ESOS Options, GEB and CRIS respectively		3,602.2	3,602.2
To be issued pursuant to the Proposed Bonus Issue		900.6	900.6
Enlarged issued and paid-up share capital		4,502.8	4,502.8

Note:

* *As it is assumed that under the Minimum Scenario the ESOS Options, GEB and CRIS are exercised, exchanged and converted after the Entitlement Date, the price in which the exercise, exchange and conversion are effected are assumed to have been made after adjusting for the Proposed Bonus Issue. In addition, the number of new TNB Shares to be issued pursuant to the exercise of the ESOS Options is also assumed to have been adjusted upwards. The above adjustments will be made in accordance with the provisions of the respective bye-laws, indentures and/or trust deeds.*

Table 2

Proforma effects of the Revised Proposed Bonus Issue on the NTA and NTA per Share of the TNB Group

(i) Minimum Scenario

	Audited as at 31 August 2005 RM'million	(I) *i After actual exercise of ESOS Options from 1 September 2005 to 25 October 2005 RM'million	(II) *ii After (I) and the Proposed Bonus Issue RM'million	(III) *iii After (II) and the full exercise of the ESOS Options, exchange of the GEB and conversion of the CRIS RM'million
Share capital	3,220.7	3,232.5	4,040.6	4,502.8
Share premium	3,989.6	4,077.5	3,269.0	6,408.9
Retained profits	8,030.5	8,030.5	8,030.5	8,030.5
Revaluation and other reserves	844.7	844.7	844.7	844.7
Shareholders' funds	16,085.5	16,185.2	16,184.8	19,786.9
Less: Intangible assets	(290.7)	(290.7)	(290.7)	(290.7)
NTA	15,794.8	15,894.5	15,894.1	19,496.2
NTA per Share (RM)	4.90	4.92	3.93	4.33

Notes:

*i *This is prepared based on the audited accounts of the TNB Group as at 31 August 2005, after taking into account the actual exercise of the ESOS Options between 1 September 2005 and 25 October 2005.*

*ii *It is assumed that 808,123,483 Bonus Shares are issued and a total of RM808,123,483 will be capitalised from the share premium account of TNB for the purpose of the Proposed Bonus Issue. It is further assumed that the estimated expenses relating to the Proposals which amount to approximately RM350,000 has been deducted from the Company's share premium account.*

*iii *As explained in Note * of Table 1 above, the prices at which the ESOS Options, GEB and CRIS are to be exercised, exchanged and converted are adjusted for the Proposed Bonus Issue. Similarly, the number of TNB Shares which may be issued pursuant to the exercise of the ESOS Options are also adjusted for the Proposed Bonus Issue.*

For illustrative purposes, the five (5) batches of outstanding ESOS Options already granted are assumed exercised at their respective illustrative adjusted exercise prices of RM6.71, RM6.99, RM7.42, RM7.75 and RM7.80 for each Share. The GEB are assumed exchanged at their illustrative adjusted exchange price of RM8.12 per Share and CRIS are assumed converted at their illustrative conversion price of RM9.18 per Share. It has also been assumed that the ESOS Options which have yet to be granted are exercised at the illustrative adjusted price of RM8.14 per Share. Similarly, for illustrative purposes, the total number of new TNB Shares available to be issued pursuant to the exercise of the ESOS Options (granted and available to be granted) as at 25 October 2005 have been adjusted upwards from 202,622,693 TNB Shares to 253,278,366 TNB Shares.

(ii) Maximum Scenario

	Audited as at 31 August 2005 RM'million	(I) *i After actual exercise of ESOS Options from 1 September 2005 to 25 October 2005 RM'million	(II) *ii Upon the full exercise of the ESOS Options, exchange of the GEB and conversion of the CRIS RM'million	(III) After (I) and the Proposed Bonus Issue RM'million
Share capital	3,220.7	3,232.5	3,602.2	4,502.8
Share premium	3,989.6	4,077.5	7,310.6	6,409.7
Retained profits	8,030.5	8,030.5	8,030.5	8,030.5
Revaluation and other reserves	844.7	844.7	844.7	844.7
Shareholders' funds	16,085.5	16,185.2	19,788.0	19,787.7
Less: Intangible assets	(290.7)	(290.7)	(290.7)	(290.7)
NTA	15,794.8	15,894.5	19,497.3	19,497.0
NTA per Share (RM)	4.90	4.92	5.41	4.33

Notes:

*i *This is prepared based on the audited accounts of the TNB Group as at 31 August 2005, after taking into account the actual exercise of the ESOS Options between 1 September 2005 and 25 October 2005.*

*ii *For illustrative purposes, it is assumed that the five (5) batches of outstanding ESOS Options already granted are exercised at their respective prices of RM8.39, RM8.74, RM9.28, RM9.69 and RM9.75 for each Share. The ESOS Options which are available to be granted are assumed exercised at RM10.18 per Share, computed based on the five (5)-day weighted average market price of TNB Shares until and including 25 October 2005 of RM10.18 per Share. The GEB are assumed exchanged at the exchange price of RM10.15 per Share and CRIS are converted at the conversion price of RM11.47 per Share. The total number of TNB Shares available to be issued pursuant to the exercise of the ESOS Options (granted and available to be granted) is assumed to be 202,622,693 TNB Shares.*

*iii *It is assumed that 900,566,295 Bonus Shares are issued and a total of RM900,566,295 will be capitalised from the share premium account of TNB for the purpose of the Proposed Bonus Issue. It is further assumed that the estimated expenses relating to the Proposals which amount to approximately RM350,000 has been deducted from the Company's share premium account.*

Table 3

Proforma effects of the Revised Proposed Bonus Issue on the shareholdings of the substantial shareholders in TNB

(i) Minimum Scenario

	<--------As at --------> 25 October 2005		(I) <------After the------> Proposed Bonus Issue		After (I) and the full exercise of the ESOS Options, exchange of the GEB and conversion of the CRIS	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Khazanah Nasional Berhad	1,176,821,571	36.41	1,471,026,963	36.41	1,471,026,963	32.67
Employees Provident Fund Board	298,560,800	9.24	373,201,000	9.24	373,201,000	8.29
Amanah Raya Nominees (Tempatan) Sdn Bhd *(Skim Amanah Saham Bumiputera)*	241,257,800	7.46	301,572,250	7.46	301,572,250	6.70
Bank Negara Malaysia	232,438,000	7.19	290,547,500	7.19	290,547,500	6.45

Note:

* *The above relates to the direct shareholdings of the substantial shareholders as none of the above substantial shareholders have any indirect shareholdings in TNB as at 25 October 2005 based on Section 6A of the Companies Act, 1965.*

(ii) Maximum Scenario

	<--------As at --------> 25 October 2005		(I) After the full exercise of the ESOS Options, exchange of the GEB and conversion of the CRIS		<-After (I) and the-> Proposed Bonus Issue	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Khazanah Nasional Berhad	1,176,821,571	36.41	1,176,821,571	32.67	1,471,026,963	32.67
Employees Provident Fund Board	298,560,800	9.24	298,560,800	8.29	373,201,000	8.29
Amanah Raya Nominees (Tempatan) Sdn Bhd *(Skim Amanah Saham Bumiputera)*	241,257,800	7.46	241,257,800	6.70	301,572,250	6.70
Bank Negara Malaysia	232,438,000	7.19	232,438,000	6.45	290,547,500	6.45

Note:

* *The above relates to the direct shareholdings of the substantial shareholders as none of the above substantial shareholders have any indirect shareholdings in TNB as at 25 October 2005 based on Section 6A of the Companies Act, 1965.*

General Announcement
Reference No **TN-051122-13665**
Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 22/11/2005

Type : **Announcement**
Subject : **NOTICE OF ANNUAL GENERAL MEETING 2005**

Contents :

NOTICE IS HEREBY GIVEN THAT the Fifteenth Annual General Meeting of Tenaga Nasional Berhad will be held on Thursday, 15 December 2005, at 10.00 a.m. at Dewan Serbaguna, Kompleks Sukan TNB, Jalan Pantai Baru, 59200 Kuala Lumpur to transact the following businesses:

AS ORDINARY BUSINESSES:-

1. To lay before the meeting the Audited Financial Statements together with the reports of the Directors and Auditors thereon for the Financial Year ended 31 August 2005. **Ordinary Resolution 1**

2. To approve the declaration of a final dividend of 12 sen gross per ordinary share less income tax 28% for the Financial Year ended 31 August 2005.
Ordinary Resolution 2

3. To approve the Directors' fees for the Financial Year ended 31 August 2005.
Ordinary Resolution 3

4. To re-elect as Directors, the following Directors who retire in accordance with Article 135 of the Company's Articles of Association and being eligible, offer themselves for re-election:-

(i) Dato' Lau Yin Pin @ Lau Yen Beng; **Ordinary Resolution 4**

(ii) Dato' Zainal Abidin bin Putih; **Ordinary Resolution 5**

(iii) Tan Sri Dato' Hari Narayanan a/l Govindasamy. **Ordinary Resolution 6**

5. To re-appoint Messrs PricewaterhouseCoopers, having consented to act, as Auditors of the Company, to hold office until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration.
Ordinary Resolution 7

AS SPECIAL BUSINESSES:-

6. To consider and if thought fit, to pass the following Ordinary Resolutions on issuance of ordinary shares, with or without any modification, as Ordinary Resolutions of the Company:-

(i) Specific Authority For The Directors To Issue Shares Pursuant To The Employees' Share Option Scheme II
Ordinary Resolution 8

"THAT pursuant to the Tenaga Nasional Berhad Employees' Share Option Scheme II ("ESOS II") as approved at the Extraordinary General Meeting of the Company held on 29 May 2003, approval be and is hereby given to the Directors to issue ordinary shares in the Company at any time and in accordance with the terms and conditions of the said scheme."

(ii) General Authority For The Directors To Issue Shares Pursuant To Section 132D, Companies Act, 1965 **Ordinary Resolution 9**

"THAT pursuant to Section 132D of the Companies Act, 1965, full authority be and is hereby given to the Directors to issue ordinary shares in the capital of the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed ten per cent (10%) of the issued share capital of the Company for the time being, subject to the provisions of the Companies Act, 1965, Articles of Association of the Company and approval from Bursa Malaysia Securities Berhad and all the relevant regulatory bodies, where such approval is necessary."

7. To consider and if thought fit, to pass the following Special Resolution:-

Proposed Amendments To The Articles Of Association Of The Company
Special Resolution 1

(a) "THAT the existing interpretation of "Central Depository" – Malaysian Central Depository Sdn. Bhd. in Article 1 of the Company's Articles of Association be deleted in its entirety and be substituted with "Depository" - Bursa Malaysia Depository Sdn. Bhd.

THAT all references to "Central Depository" throughout the Articles of Association be changed to
"Depository"."

(b) "THAT the existing interpretation of "KLSE" – Kuala Lumpur Stock Exchange in Article 1 of the Company's Articles of Association be deleted in its entirely and be substituted with "Bursa Securities" – Bursa Malaysia Securities Berhad.

THAT all references to "KLSE" throughout the Articles of Association be changed to "Bursa Securities"."

(c) "THAT the existing interpretation of "Listing Requirements" – Listing Requirements of KLSE including any amendments to the Listing Requirements that may be made from time to time in Article 1 of the Company's Articles of Association be deleted in its entirely and be substituted with The Listing Requirements of Bursa Securities including any amendment thereto that may be made and such Practice Notes or Circulars as may be issued by Bursa Securities from time to time."

(d) "THAT the existing interpretation of "Member" – Any person/persons for the time being holding shares in the Company and whose names appear in the Register of provisions of the Foreign Ownership Regulations, depositors whose names appear on the Record of Depositors in Article 1 of the Company's Articles of Association be deleted in its entirely and be substituted with "Member" – Any person/persons for the time being holding shares in the Company and whose names appear in the Register of Members (except Bursa Malaysia Depository Nominees Sdn. Bhd. (fomerly known as Malaysian Central Depository Nominees Sdn. Bhd.), including, subject to the provisions of Foreign Ownership Regulations, depositors whose names appear on the Record of Depositors."

8. To transact any other business of which due notice shall have been given in accordance with the Companies Act, 1965.

NOTICE OF BOOK CLOSURE AND DIVIDEND PAYMENT

NOTICE IS HEREBY GIVEN THAT the Register of Members of the Company will be closed from 17 December 2005 to 20 December 2005 (both dates inclusive) for the purpose of determining shareholders' entitlement to the dividend. The dividend, if approved by Members at the Fifteenth Annual General Meeting, will be paid on 10 January 2006.

A Depositor with the Bursa Malaysia Depository Sdn. Bhd. shall qualify for entitlement to the dividend only in respect of:

a. Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 December 2005 in respect of shares which are exempted from mandatory deposit;

b. Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 December 2005 in respect of ordinary transfers; and

c. Shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

BY ORDER OF THE BOARD,

NOR ZAKIAH BINTI ABDUL GHANI
(LS 0008795)
Company Secretary

Kuala Lumpur
23 November 2005

EXPLANATORY NOTES ON SPECIAL BUSINESSES

(i) Ordinary Resolution 8 : Power for the Directors to issue Shares pursuant to the Employees' Share Option Scheme

The proposed Ordinary Resolution, if passed, is to empower the Directors to issue shares in the was approved at the Extraordinary General Meeting of the Company held on 29 May 2003.

(ii) Ordinary Resolution 9 : Power to issue shares pursuant to Section 132D, Companies Act, 1965

The proposed Ordinary Resolution, if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting. This authority will expire at the next Annual General Meeting of the Company.

(iii) Special Resolution 1 : Proposed adoption of the Special Resolution is to be in line with the demutualisation of Kuala Lumpur Stock Exchange and amendments made to the Listing Requirements of Bursa Malaysia Securities Berhad to reflect a change of name to Bursa Malaysia Securities Berhad.

Notes:-

Registration of Members/Proxies
Registration of Members/Proxies attending the Meeting will be from 8.00 a.m. on the day of the Meeting. Members/Proxies are required to produce identification documents for registration.

Proxy
Any Member entitled to attend and vote at this Meeting is entitled to appoint another person or persons (whether a Member or not) as his proxy, or by a duly authorised representative for the particular case to attend and vote in his stead. A proxy need not be a Member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his corporation, either under its common seal or under the hand of an officer or attorney duly appointed under a power of attorney. The Form of Proxy must be deposited at the Share Administration, Finance & Administration Section, Company Secretary's Office, Level 1, Generation Building, Tenaga Nasional Berhad Headquarters, 129 Jalan Bangsar, 59200 Kuala Lumpur not less than forty-eight (48) hours before the time fixed for holding the Meeting and any adjournment thereof.

Additional Information on Ordinary Resolutions 4 to 6
Additional Information on the Particulars of the retiring Directors, as required under Appendix 8A of the Bursa Malaysia Listing Requirements are detailed out in the Annual Report.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **TN-051116-15260**

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 15/11/2005

Type : **Announcement**
Subject : **SIGNING OF THE PROJECT AGREEMENT IN RELATION TO THE SHUAIBAH PHASE 3 INDEPENDENT WATER AND POWER PROJECT IN THE KINGDOM OF SAUDI ARABIA**

Contents :

We refer to our earlier announcements made on 22 March 2005 and 28 September 2005 in relation to the Shuaibah Phase 3 Independent Water and Power Project in the Kingdom of Saudi Arabia ("KSA") (the "Project").

TNB is pleased to announce that the consortium consisting of TNB, Khazanah Nasional Berhad ("Khazanah"), Malakoff Berhad ("Malakoff") (the "Malaysian Consortium") and Arabian Company For Water And Power Projects Limited ("ACWA") (together, the "Consortium") has been selected as the successful bidder for the Project.

The Consortium's proposed investment in the Project will be undertaken by Saudi-Malaysia Water & Electricity Company Limited ("SAMAWEC"), a limited liability company incorporated in the KSA under the laws of KSA on 26 October 2005.

The Malaysian Consortium's interest in SAMAWEC will be held by Malaysian Shoaiba Consortium Sdn. Bhd. ("MSCSB") while ACWA has form a special purpose vehicle ("SPV") in KSA known as Shoaiba National Company for Water and Power Limited ("Shoaiba National").

SAMAWEC shareholding proportions are as follows:-

Consortium members	***% shareholding***
MSCSB	50
Shoaiba National	50
	100

2. DETAILS OF THE PROJECT

The Project, to be developed on a Build Own and Operate Project, will be developed by a special purpose vehicle ("SPV") incorporated in KSA known as Shuaibah Water and Electricity Company ("Project Company"), of which 60% of the equity interest in the Project Company will be owned by SAMAWEC and the balance 40% will be owned by Government of KSA related entities, namely, the Public Investment Fund (PIF) 32% and the Saudi Electricity Company (SEC) 8%.

It will be located adjacent to the existing Shoaiba generation and desalination complex, 110 km south of Jeddah, on the western (Red Sea) cost of Saudi Arabia. the Construction of the

scheduled for July 2009.
This will be the first privatised Independent Water and Power Project to be developed in the KSA and represents a major development in the country's water and power sector. The Government of KSA has indicated that there will be another three similar project opportunities available in the future following this Project.

The Project will cost approximately US$2.5 billion (RM9.4 billion) based on US$1= RM3.77and will be financed on an 80:20 debt-to-equity ratio.

2.1 Proposed Investment

TNB's investment through its wholly owned subsidiary, based on its effective interest of 6% in the Project, will amount to approximately US$30.0 million (RM113.1 million) ("Proposed Investment").

The equity will be contributed via an equity bridge loan ("EBL") to be taken by the Project Company. The EBL will be repaid by a bullet payment via equity and/or subordinated loans to be decided by the project sponsors, PIF and SEC.

The Project will be funded by external bank borrowings comprising of international finance parties and export credit agencies.

2.2 Conditions Precedent

The implementation of the Project is subject to the fulfillment of certain conditions precedent as set out in the Power and Water Purchase Agreement ("PWPA") which was executed on 15 November 2005 between Project Company and Water & Electricity Company of Saudi Arabia ("WEC") and includes, amongst others, the receipt of the requisite generation/desalination licence, consents and authorisations from the relevant Governmental bodies in connection with the performance of the Project, the Project Company achieving financial close and the provisions of the securities and guarantees required under the various project agreements.

2.3 Power and Water Purchase Agreement ("PWPA")

The entire power and water desalination capacity and output of the Project will be sold on a long term basis to WEC, which is jointly-owned by Saudi Electricity Company ("SEC") (50%) and Saline Water Conversion Corporation ("SWCC") (50%) pursuant to the PWPA. The term of the PWPA shall be 20 years which shall commence on Project Commercial Operation Date ("PCOD").

2.4 Government Support & Undertakings

The Ministry of Finance ("MOF"), on behalf of the Government of the KSA will guarantee the payment obligations of WEC under the PWPA. A MOF Support Agreement will be entered into between the MOF and the Project Company to provide for this guarantee.

2.5 Engineering, Procurement & Construction ("EPC") Contractors

The EPC for the Project will be undertaken by a consortium consisting of Siemens AG ("Siemens") and Doosan Heavy Industries & Construction Co. Ltd ("Doosan"). The obligations of both Siemens and Doosan will be on a joint and several basis. The Siemens/Doosan consortium has the track record advantage of having recently completed Taweelah Project in UAE, and Doosan was the EPC contractor for the existing desalination plant in Shoaiba Phase 2.

2.6 Operations and Maintenance (O&M)

TNB together with Malakoff and ACWA either directly or indirectly through its respective SPVs, are also proposing to be involved in the operations and maintenance for the Project (the "O&M") and for this purpose, will be incorporating a limited liability company in KSA (the "O&M Company").

3. AGREEMENTS ENTERED INTO BY SAMAWEC AND PROJECT COMPANY

SAMAWEC, has on 12 November 2005 entered into Share Sale and Purchase Agreement with PIF and SEC ("SSPA"), to facilitate the acquisition by SAMAWEC of a 60% shareholding in the Project Company from PIF and SEC followed by the Shareholders' Agreement with PIF, SEC and the Project Company ("SHA") on 14 November 2005, to regulate the relationship between the Parties in the Project Company and certain aspects of the affairs of the Project Company.

The Project Company, has on 15 November 2005 entered into the following agreements in relation to the Project:

i. PWPA with WEC, to regulate the overall implementation of the Project and the sale and purchase of power and water produced by the plant; and
ii. Land Lease Agreement with Saline Water Conversion Corporation ("SWCC") ("LLA"), to facilitate the leasing of the Project site from SWCC.

4. RATIONALE

The Proposed Investment by TNB represents an opportunity for the TNB Group to expand its involvement in the ownership, development, operation and maintenance of power and water desalination plants at an international level. This will strategically place the TNB Group in a stronger position to capitalise on its technical and plant management expertise both in the KSA and globally.

1. Over the years, TNB has developed knowledge, human capital resources and expertise primarily in the business of generation, transmission and distribution of electricity.

In the current stage of TNB's corporate and business profile and strategic plans, considerable effort and resources are being focused on :-

1. ensuring and continuously improving system integrity and reliability;
2. streamlining and improving processes of the core operations;
3. strengthening the financial position to position for future growth;
4. ascertaining non-viable and/or non-core investments with the objective of minimizing future capital and resource commitments; and
5. identifying new business activities with minimal capital outlay whilst harnessing the existing human capital base of TNB.

From a business perspective the Project which was secured through a competitive bidding process has enabled TNB to mobilize its resources consistent with the foregoing objectives in that TNB's equity involvement of 6% (effectively) is minimal whereas the 30% ownership of the O&M Company formalizes TNB's O&M experience in the power business. TNB Repair & Maintenance Sdn Bhd, a wholly-owned subsidiary which is involved in the business of repair and maintenance services to TNB group core activities and Independent Power Producers especially in power plants and distribution transformer maintenance has been identified as the O&M vehicle.

The Project also provides TNB with the exposure of a competitive bidding environment which required amongst others the pooling and coordination of technical, commercial, financial and legal resources in the bid preparation process.

The Project also places TNB in a strategic position to participate in the Privatisation Program of the Government of KSA through the development of other power projects, O&M and management opportunities in the KSA. In the longer term and with a strengthened financial position, the Project provides TNB with a foothold to expand its core operations of generation, transmission and distribution in the Middle East and globally.

Upon the commencement of commercial operations, the Project is expected to generate a stable source of revenue as derived from the PWPA as well as from the provision of O&M services via the O&M Company.

5. FINANCIAL EFFECTS ON TNB

5.1 Effects on share capital, shareholding structure and consolidated net tangible assets ("NTA")

The Proposed Investment will not have any effect on the share capital or shareholding structure of TNB as it will not involve the issuance of new ordinary shares by TNB.

The Proposed Investment does not have any significant effect on the consolidated NTA of TNB.

5.2 Effects on earnings

The Proposed Investment is not expected to have any material effect on the TNB Group's circumstances, the Proposed Investment is expected to contribute positively to the Group's earnings in the future years.

6. INVESTMENT CONSIDERATIONS AND PROSPECTS

6.1 Investment considerations

Investment considerations relating to the Proposed Investment include, but are not limited to, the following: -

- **Off-taker risk**

The MOF guarantees the off-take for the capacity, electricity and water output generated. In July 2003, S&P assigned Saudi Arabia an "A/A-1" long-term foreign currency unsecured sovereign debt rating (four notches above the lowest investment grade rating), with a stable outlook. This rating was reaffirmed in April 2004. Hence, the Project Company's exposure to the risk of WEC as the sole off-taker is mitigated.

- **Construction risk**

The construction of the power and desalination plant for the Project is on a full lump-sum turnkey basis. Siemens and Doosan EPC experience in power and desalination plant of similar nature is expected to mitigate TNB's construction risk exposure. In addition, the EPC Contract to be entered with Siemens and Doosan will be structured to cover the Project Company's construction risks under the PWPA.

- **Foreign exchange risk**

The SAR has been pegged to the USD since 1986 at an exchange rate of USD 1: SAR3.75. Monetary policy is centred on maintaining the SAR peg against the USD, thereby restricting inflation and fostering financial stability.

- **Repatriation of income**

Currently, the KSA laws do not impose any restriction on the repatriation of profits by foreign investors.

7. DIRECTORS' OPINION

After deliberations, the Directors of TNB are of the opinion that the Proposed Investment is in the best interest of the TNB Group.

CONNECTED WITH THEM

Based on information available to the Company, except for the involvement of Khazanah, none of the Directors nor Major Shareholders of TNB and/or any persons connected with them have any interest, whether direct or indirect, in the Proposed Investment.

9. THE SECURITIES COMMISSION'S POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES

As far as TNB is aware, the Proposed Investment does not fall within the ambit of the Securities Commission's Policies and Guidelines on Issue/Offer of Securities.

This announcement is dated 15 November 2005.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **TN-051028-16348**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	27/10/2005

Type : **Announcement**
Subject : **PROPOSED ACQUISITION BY CELCOM TRANSMISSION (M) SDN. BHD. OF ADDITIONAL 10% EQUITY IN FIBRECOMM NETWORK (M) SDN. BHD. ("FIBRECOMM")**

Contents :

TENAGA NASIONAL BERHAD ("TNB") wishes to announce that it has agreed to extend the completion date of the purchase of 7,500,000 ordinary shares ("Sale Shares") in Fibrecomm Network (M) Sdn. Bhd. ("Fibrecomm") by Celcom Transmission (M) Sdn. Bhd. ("CTX") pursuant to the Share Sale Agreement dated 29 April 2005 between TNB and CTX ("SSA") for a further six (6) months from 29 October 2005.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **MM-051025-61123**

Submitting Merchant Bank	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	25/10/2005

Type : **Announcement**
Subject : **TENAGA NASIONAL BERHAD ("TNB" OR THE "COMPANY")**

Contents :

· PROPOSED BONUS ISSUE OF UP TO 897,549,579 NEW ORDINARY SHARES OF RM1.00 EACH IN TNB ("TNB SHARES") ("BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF ONE (1) BONUS SHARE FOR EVERY FOUR (4) EXISTING TNB SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED AND ANNOUNCED LATER ("PROPOSED BONUS ISSUE"); AND

· PROPOSED AMENDMENTS TO THE EXISTING BYE-LAWS OF THE EMPLOYEES' SHARE OPTION SCHEME ("ESOS II") OF TNB AND ITS SUBSIDIARIES ("TNB GROUP" OR "GROUP") ("PROPOSED AMENDMENTS")

(COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

1. INTRODUCTION

On behalf of the Board of Directors of TNB, Commerce International Merchant Bankers Berhad
("CIMB") is pleased to announce that TNB proposes to implement the following:

(a) a proposed bonus issue of one (1) new TNB Share for every four (4) existing TNB Shares held by shareholders whose names appear in the Record of Depositors of the Company on an entitlement date to be determined and announced later; and

(b) proposed amendments to its existing ESOS II Bye-Laws.

2. DETAILS OF THE PROPOSALS

2.1 Proposed Bonus Issue

2.1.1 Introduction

The Proposed Bonus Issue involves the issuance of up to 897,549,579 Bonus Shares which will be credited as fully paid-up, on the basis of one (1) Bonus Share for every four (4) existing TNB Shares held by shareholders whose names appear in the Record of Depositors of the Company on an entitlement date to be determined and announced later. The Proposed Bonus Issue will be implemented via the capitalisation of the share premium of TNB. Based on TNB's issued and paid-up share capital as at 31 August 2005 of RM3,220,719,031 comprising 3,220,719,031 TNB Shares, the Proposed Bonus Issue will involve the issuance of 805,179,758 new TNB Shares. Upon full exercise of the outstanding ESOS options (granted and to be granted) and the conversion of all outstanding convertible securities prior to the Proposed Bonus Issue

Based on the enlarged share capital of 3,590,198,316 TNB Shares, the Proposed Bonus Issue will involve the issuance of 897,549,579 new TNB Shares.

2.1.2 Capitalisation of Reserves

Based on TNB's audited accounts as at 31 August 2004, TNB has a share premium balance of RM3,451,400,000. Based on the unaudited results for the financial year ended 31 August 2005, the share premium account of TNB stood at RM3,989,600,000.
The Company shall capitalise a total of up to RM897,549,579 from the share premium account for the implementation of the Proposed Bonus Issue.

2.1.3 Ranking of the Bonus Shares

The Bonus Shares shall, upon issue and allotment, rank pari passu with the existing TNB Shares save and except that they shall not be entitled to any dividends, rights, allotments and/or other distributions, unless the allotment and issuance of the Bonus Shares were made on or prior to the entitlement date of such dividends, rights, allotments and/or other distributions.

2.2 Proposed Amendments

The existing ESOS II was approved by shareholders of TNB at the Extraordinary General Meeting ("EGM") held on 29 May 2003. The ESOS II which commenced on 8 July 2003 shall continue to be in force for a duration of ten (10) years from that date.

The Proposed Amendments have been proposed in order to vary certain terms of the Bye-Laws to facilitate TNB to reward the senior management based on performance and to facilitate the necessary changes to certain provisions and amendments permitted by Bursa Malaysia Securities Berhad ("Bursa Securities") as reflected in the amendments to the Listing Requirements of Bursa Securities ("Listing Requirements") governing employees' share option schemes. In addition, the ESOS II Bye-Laws shall also be amended to reflect the change of names of Bursa Securities' subsidiaries.

The following are the salient amendments proposed to be made to the ESOS II Bye-Laws:
(i) Presently under the existing ESOS II, employees who has been employed (whether under a full-time contract of employment or a fixed-term contract of employment) for a continuous period of not less than three (3) years (inclusive of service during any probationary period) are eligible to participate in the ESOS II.

The eligibility criteria of the existing ESOS II is proposed to be expanded to enable the senior management (categories equivalent to grade M17 and above) who are employed under or a fixed-term contract of employment for a continuous period of not less than one (1) year (inclusive of service during any probationary period, if any) to participate in the ESOS II. Pursuant to this proposed amendment, the Company may grant options to Dato' Che Khalib bin Mohamad Noh upon him meeting his eligibility criteria and/ or achieving the "performance" target which will be determined by the Board of

(categories equivalent to grade M17 and above) who are employed under the fixed term contract and to include "performance" as one of the criterions to determine the granting of the options to these categories of employees.
(iii) To include the formulae for any adjustments to the option price and/ or number of ESOS II options in the event the Company undertake various corporate exercises as provided in the terms of the bye-laws pursuant to the amendments to the Listing Requirements.
(iv) To update the terms and definitions of the ESOS II Bye-Laws to be in line with the changes effected in the Listing Requirements.

3. RATIONALE FOR THE PROPOSALS

3.1 Proposed Bonus Issue

The Proposed Bonus Issue will increase TNB's issued and paid-up share capital to a level which would be more reflective of the existing level of operations and assets employed. The Proposed Bonus Issue which would enlarge the number of the TNB Shares held by TNB's existing shareholders, albeit without increasing the percentage equity interest, is also expected to improve the liquidity of the TNB Shares on Bursa Securities.

3.2 Proposed Amendments

The Proposed Amendments will enable TNB to reward the senior management based on their performance. In addition, this will also provide TNB with the flexibility to grant options to employees to subscribe for shares in the Company in recognition of their contribution to the success of the Group.

The rationale for the Proposed Amendments is also to update and streamline the ESOS II Bye-Laws with the recent changes made by Bursa Securities and the SC governing, inter-alia, the share schemes for employees and to reflect changes effected in the Listing Requirements.

4. EFFECTS OF THE PROPOSALS

4.1 Proposed Bonus Issue

4.1.1 Issued and Paid-up Share Capital

The proforma effects of the Proposed Bonus Issue on the issued and paid-up share capital of TNB are shown in **Table 1**.

4.1.2 Net Tangible Assets ("NTA") and NTA Per Share

The proforma effects of the Proposed Bonus Issue on the NTA and NTA per Share of our Group are shown in **Table 2**.

4.1.3 Earnings and Earnings Per Share ("EPS")

The Proposed Bonus Issue is not expected to have any effect on the earnings of TNB Group for the financial year ended 31 August 2005, or the future financial years, except that the EPS will be correspondingly reduced as a result of the increase in the number of shares in issue.

4.1.4 Substantial Shareholders' Shareholdings

The proforma effects of the Proposed Bonus Issue on the shareholdings of the substantial shareholders in TNB Company are shown in **Table 3**.

ended 31 August 2005 of 12.00 sen gross (less income tax of 28%) amounting to RM278.3 million. The Board does not expect the Proposals to have any material effect on the Company's dividends to be declared. Any dividend to be declared and paid by the Company for the subsequent years will depend on, amongst others, the future performance, cashflow position and the funding requirements of TNB Group.

4.2 Proposed Amendments

The Proposed Amendments will not have any effect on TNB's share capital, net tangible assets, earnings, substantial shareholders' shareholding and dividends to be declared by the Company (if any).

TNB would be subject to the new proposed Financial Reporting Standard No. 2 to be adopted as an accounting standard in Malaysia which will affect TNB's financial statements for the financial year ending 31 August 2007 onwards. However, the Company has not assessed in detail the impact of the proposed new accounting standard on its ESOS II. Hence, the recognition of an ESOS expense may affect TNB's future earnings.

5. APPROVALS REQUIRED

5.1 The Proposed Bonus Issue is subject to approvals being obtained from the following:

(i) shareholders of the Company at an EGM to be convened;

(ii) Bursa Securities for the listing of and quotation for the new Bonus Shares on Bursa Securities; and

(iii) any other relevant authorities and/ or parties, if necessary.

5.2 The Proposed Amendments is subject to approvals being obtained from the following:

(i) shareholders of the Company at an EGM to be convened; and

(ii) any other relevant authorities and/ or parties, if necessary.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

6.1 Proposed Bonus Issue

None of the Directors and/ or major shareholders and/ or persons connected with the Directors and/ or major shareholders has any interest, direct or indirect, in the Proposed Bonus Issue, apart from their entitlements as shareholders of the Company.

6.2 Proposed Amendments

Dato' Che Khalib bin Mohamad Noh, the President/ Chief Executive Officer is deemed to be interested in the Proposed Amendments as he would be eligible to participate in the ESOS II, and hence, has abstained and will continue to abstain from all Board deliberations in respect of the Proposed Amendments. Save for the above, none of the Directors, major shareholders and/ or persons connected with the Directors and/ or major shareholders has any interest, direct or indirect, in the Proposed Amendments.

7. STATEMENT BY THE BOARD

interest of TNB. The Board of Directors (save for Dato' Che Khalib bin Mohamad Noh who has abstained from expressing an opinion) having considered all aspects of the Proposed Amendments, is of the opinion that the Proposed Amendments are in the best interest of TNB.

8. ADVISER

TNB has appointed CIMB as the adviser for the Proposals.

This announcement is dated 25 October 2005.


Table Section.doc

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Table 1

Proforma effects of the Proposed Bonus Issue on the issued and paid-up share capital of TNB

(i) ***Scenario A – Assuming that none of the ESOS options (granted and/ or to be granted) are exercised and that none of the TNB's guaranteed exchangeable bonds ("GEB") and unsecured convertible redeemable income securities ("CRIS") are converted into TNB Shares prior to the Proposed Bonus Issue***

	No. of TNB Shares 000
Share capital as at 31 August 2005	3,220,719
To be issued arising from the Proposed Bonus Issue	805,180
	4,025,899
Upon exercise of all ESOS options, GEB and CRIS*	411,257
Enlarged issued and paid-up share capital	4,437,156

Note:

* *The number of the ESOS options has yet to take into account the Proposed Bonus Issue.*

(ii) ***Scenario B – Assuming that all of the ESOS options granted and/ or to be granted are exercised and that all GEB and CRIS are converted into TNB Shares prior to the Proposed Bonus Issue***

	No. of TNB Shares 000
Share capital as at 31 August 2005	3,220,719
Upon exercise of all ESOS options, GEB and CRIS	369,479
	3,590,198
To be issued pursuant to the Proposed Bonus Issue	897,550
Enlarged issued and paid-up share capital	4,487,748

Table 2

Proforma effects of the Proposed Bonus Issue on the NTA and NTA Per Share of TNB Group

(i) ***Scenario A – Assuming that none of the ESOS options (granted and/ or to be granted) are exercised and none of the GEB and CRIS are converted into TNB Shares prior to the Proposed Bonus Issue***

	Audited as at 31 August 2004 RM million	(I) After the Proposed Bonus Issue RM million	After (I) and upon exercise of all ESOS Options, GEB and CRIS* RM million
Share capital	3,148.3	3,953.5	4,162.6
Share premium	3,451.4	2,645.7 [i]	5,754.8
Retained profits	7,168.4	7,168.2	7,167.9
Revaluation and other reserves	1,030.3	1,030.3	1,030.3
Shareholders' funds	14,798.4	14,797.7	18,115.6
Less: Intangible assets	(312.2)	(312.2)	(312.2)
NTA	14,486.2	14,485.5	17,803.4
NTA per Share (RM)	4.60	3.66	4.28

Note:

i. *It is assumed that 805.2 million Bonus Shares are issued and a total of RM805.2 million will be capitalised from the share premium account of TNB for the purpose of the Proposed Bonus Issue.*

* *The number of the ESOS options has yet to take into account the Proposed Bonus Issue.*

(ii) ***Scenario B – Assuming that all of the ESOS options granted and/ or to be granted are exercised and that all GEB and CRIS are converted into TNB Shares prior to the Proposed Bonus Issue***

	Audited as at 31 August 2004 RM million	**(I) Upon exercise of all ESOS Options, GEB and CRIS* RM million**	**After (I) and the Proposed Bonus Issue RM million**
Share capital	3,148.3	3,517.8	4,415.3
Share premium	3,451.4	6,602.3	5,704.2[i]
Retained profits	7,168.4	7,168.4	7,168.2
Revaluation and other reserves	1,030.3	1,030.3	1,030.3
Shareholders' funds	14,798.4	18,318.8	18,318.0
Less: Intangible assets	(312.2)	(312.2)	(312.2)
NTA	14,486.2	18,006.6	18,005.8
NTA per Share (RM)	4.60	5.12	4.08

Notes:

* *Assuming that all of the ESOS options granted and/ or to be granted are exercised at option prices of RM8.39, RM8.74, RM9.28, RM9.46, RM9.69 and RM9.75.*

i. *It is assumed that 897.5 million Bonus Shares are issued and a total of RM897.5 million will be capitalised from the share premium account of TNB for the purpose of the Proposed Bonus Issue.*

Table 3

Proforma effects of the Proposed Bonus Issue on the shareholdings of the substantial shareholders in TNB

(i) Scenario A – Assuming that none of the ESOS options (granted and/ or to be granted) are exercised and none of the GEB and CRIS are converted into TNB Shares prior to the Proposed Bonus Issue

	As at 31 August 2005				(I) After the Proposed Bonus Issue				After (I) and upon exercise of all ESOS Options, GEB and CRIS*			
	Direct		Indirect		Direct		Indirect		Direct		Indirect	
	No. of Shares	%	No. of Shares	%	No. of Shares	%	No. of Shares	%	No. of Shares	%	No. of Shares	%
Khazanah Nasional Berhad	1,176,821,571	36.54	-	-	1,471,026,964	36.54	-	-	1,471,026,964	33.15	-	-
Employees Provident Fund Board	287,016,900	8.91	-	-	358,771,125	8.91	-	-	358,771,125	8.09	-	-
Bank Negara Malaysia	252,438,000	7.84	-	-	315,547,500	7.84	-	-	315,547,500	7.11	-	-
Amanah Raya Nominees (Tempatan) Sdn Bhd *(Skim Amanah Saham Bumiputera)*	227,433,200	7.06	-	-	284,291,500	7.06	-	-	284,291,500	6.41	-	-

Note:

* *Assuming that all of the ESOS options granted and/ or to be granted are exercised. The number of the ESOS options has yet to take into account the Proposed Bonus Issue.*

(ii) ***Scenario B – Assuming that all of the ESOS options granted and/ or to be granted are exercised and that all GEB and CRIS are converted into TNB Shares prior to the Proposed Bonus Issue***

	<-----------As at 31 August 2005----------->				(I) Upon exercise of all ESOS Options, GEB and CRIS*				After (I) and the <-------------Proposed Bonus Issue--------->			
	<--------Direct------->		<----Indirect--->		<------Direct------>		<----Indirect---->		<------Direct------>		<----Indirect---->	
	No. of Shares	**%**	**No. of Shares**	**%**	**No. of Shares**	**%**	**No. of Shares**	**%**	**No. of Shares**	**%**	**No. of Shares**	**%**
Khazanah Nasional Berhad	1,176,821,571	36.54	-	-	1,176,821,571	32.78	-	-	1,471,026,964	32.78	-	-
Employees Provident Fund Board	287,016,900	8.91	-	-	287,016,900	7.99	-	-	358,771,125	7.99	-	-
Bank Negara Malaysia	252,438,000	7.84	-	-	252,438,000	7.03	-	-	315,547,500	7.03	-	-
Amanah Raya Nominees (Tempatan) Sdn Bhd *(Skim Amanah Saham Bumiputera)*	227,433,200	7.06	-	-	227,433,200	6.33	-	-	284,291,500	6.33	-	-

Note:

* *Assuming that all of the ESOS options granted and/ or to be granted are exercised.*

Financial Results
Reference No **TN-051026-15460**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	25/10/2005
Quarterly report for the financial period ended	:	**31/08/2005**
Quarter	:	**4**
Financial Year End	:	**31/08/2005**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

4thQtr05Announce.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/08/2005

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/08/2005	31/08/2004	31/08/2005	31/08/2004
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**4,956,100**	**4,644,000**	**18,977,500**	**17,712,100**
2	Profit/(loss) before tax	**396,900**	**553,900**	**1,818,900**	**1,482,700**
3	Profit/(loss) after tax and minority interest	**403,600**	**446,400**	**1,280,000**	**813,700**
4	Net profit/(loss) for the period	**403,600**	**446,400**	**1,280,000**	**813,700**
5	Basic earnings/(loss) per shares (sen)	**12.59**	**14.24**	**40.12**	**26.08**
6	Dividend per share (sen)	**12.00**	**14.00**	**12.00**	**14.00**

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	[illegible]	[illegible]	[illegible]

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the financial year ended 31 August 2004.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 33695 OF 2005

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**24/10/2005**

Subject : TENAGA-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be informed that the abovementioned Company's additional 3,432,100 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 26 October 2005.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **TN-051014-15557**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**13/10/2005**

Type	:	**Announcement**
Subject	:	**Signing Of US$500 million Multi-Currency Revolving Credit Facility programme agreement ('MCRCF').**

Contents :

Pursuant to announcement dated 21 July 2005, Tenaga Nasional Berhad ('TNB') wishes to announce that it has today signed a Master Programme Agreement for the above mentioned MCRCF Program with United Overseas Bank (Malaysia) Berhad ('UOBM'), being the Global Coordinating Lead Arranger. This debuts the country's first MCRCF that incorporates not only multiple foreign currencies namely Pound Sterling, US Dollar and Euro but also feature domestic Ringgit tranche.

The MCRCF comprises three sub-facilities: the Euro Medium Term Notes Programme ('EMTN'); the Transferable Revolving Credit Facility ('TRCF') and the Ringgit Malaysia Murabahah Medium Term Notes Programme ('MMTN'). At any point, the amount outstanding of the EMTN, TRCF and/or MMTN shall not in aggregate exceed US$500 million (equivalent).

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 33528 OF 2005

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA-LA**
Date Announced : **11/10/2005**

Subject : TENAGA-LA - NOTICE OF BOOK CLOSURE

Contents :

Third interest payment of the 3.05% 5 Year Unsecured Convertible Redeemable Income Securities 2004-2009 ("CRIS") for the period from 11 May 2005 to 9 November 2005.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Interest"]
as from : [26 October 2005]

2) The last date of lodgement : [28 October 2005]

3) Date Payable : [10 November 2005]

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Entitlements (Notice of Book Closure)
Reference No **TN-051008-16420**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA-LA**
Date Announced	:	**07/10/2005**

EX-date :**26/10/2005**
Entitlement date :**28/10/2005**
Entitlement time :**04:00:00 PM**
Entitlement subject :**Interest Payment**
Entitlement description:
Third interest payment of the 3.05% 5 Year Unsecured Convertible Redeemable Income Securities 2004-2009 ("CRIS")
Period of interest payment :**11/05/2005** to **09/11/2005**
Financial Year End :
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Bina Management (M) Sdn. Bhd.
Lot 10, The Highway Centre
Jalan 51/205, 46050 Petaling Jaya
Selangor Darul Ehsan
Tel : 03-77843922
Fax : 03-77841988
Payment date :**10/11/2005**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**28/10/2005**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**Percentage**
Entitlement in percentage (%) :**3.05**
Remarks

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **TN-051006-19282**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	05/10/2005

Type	:	**Announcement**
Subject	:	**PROPOSED ACQUISITION OF THE BUSINESS AND ASSETS OF NORTHERN UTILITY RESOURCES SDN BHD (RECEIVERS AND MANAGERS APPOINTED), NUR GENERATION SDN BHD (RECEIVERS AND MANAGERS APPOINTED) AND NUR DISTRIBUTION SDN BHD (RECEIVERS AND MANAGERS APPOINTED) - EXTENSION OF THE CUT-OFF DATE FOR THE PURPOSE OF SATISFYING OR WAIVING THE CONDITIONS PRECEDENT UNDER THE AGREEMENT**

Contents :

We refer to our earlier announcement made on 5th July 2005 in relation to the conditional Sale of Business Agreement ("the Agreement") entered into by TNB with Northern Utility Resources Sdn Bhd (Receivers and Managers appointed) ("NUR"), NUR Generation Sdn Bhd (Receivers and Managers appointed) ("NUR Generation") and NUR Distribution Sdn Bhd (Receivers and Managers appointed) ("NUR Distribution") for the acquisition of the business of NUR, NUR Generation and NUR Distribution by TNB.

The proposed acquisition is conditional upon fulfilment of the conditions precedent as stipulated in the Agreement. Pursuant to the terms of the Agreement, the conditions precedent must be fulfilled within 90 days from the date of the Agreement, or such other date as may be mutually agreed between the Parties ("the Cut-Off Date").

TNB wishes to announce that all the parties to the abovesaid Agreement have on 3rd October 2005, mutually agreed to extend the Cut-Off Date up to and inclusive of 31st December 2005 or such other further period as the Parties may further mutually agree upon in writing.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **TN-050929-15010**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	28/09/2005

Type : **Announcement**
Subject : **RELATED PARTY TRANSACTION - JOINT PARTICIPATION IN A BID TO DEVELOP SHOAIBA PHASE 3 INDEPENDENT WATER AND POWER PROJECT IN THE KINGDOM OF SAUDI ARABIA**

Contents :

1. INTRODUCTION

We refer to our earlier announcement made on 22 March 2005 in relation to the submission of a bid by Tenaga Nasional Berhad ("TNB" or the "Company") together with Malakoff Berhad ("MB") and Arabian Company For Water And Power Projects Limited ("ACWA") (the "Consortium") in respect of a 60% interest in the Shoaiba Phase 3 Independent Water and Power Project in the Kingdom of Saudi Arabia, ("KSA") (the "Project").

The Consortium's proposed investment in the Project will be undertaken by a limited liability company to be incorporated in KSA ("the Bidder Co"). The Bidder Co will hold 60% interest in a company to be established to undertake the Project ("Project Co").

Pursuant to Paragraph 10.08(1) of the Listing Requirements of Bursa Malaysia ("Listing Requirements"), the Company is pleased to announce that on 28 September 2005, the Company and its wholly owned subsidiary Independent Power International (Mauritius) Ltd ("IPIL") had entered into a Shareholders Agreement with the following parties to regulate the relationship and respective rights and obligations of the parties as direct and/or indirect shareholders of Malaysian Shoaiba Consortium Sdn. Bhd. ("MSCSB"), and, to set out the terms and conditions for the management and control of MSCSB, so as to regulate MSCSB's investment in the Bidder Co.:-

a) MB and its wholly owned subsidiary Malakoff Gulf Limited ("MGL");
b) Khazanah Nasional Berhad ("Khazanah"), and its wholly owned subsidiary Desaru Investments (Cayman Isl) Limited ("DIL"); and
c) MSCSB

2. DETAILS OF THE CONSORTIUM'S ARRANGEMENT AND THE SHAREHOLDERS AGREEMENT

It is proposed that the Bidder Co is owned by the Consortium members in the following proportions:-

Bidder Consortium members	*Percentage of interest in Bidder Co*	*Percentage shareholding in Project Co*
ACWA	50	30
MSCSB	50	30
	100	60

(SEC), 8%.

PIF was established to finance investments (through the provision of debt or equity) in productive projects of a commercial nature where such projects are either wholly or partly owned/undertaken by the Government of KSA or other public institutions. PIF is also responsible for holding and managing the Government of KSA's holdings in certain companies. PIF falls under the jurisdiction of the Ministry of Finance of the KSA (MOF).

SEC is the unified national company responsible for the generation, transmission and distribution of electric power within Saudi Arabia. SEC is the major provider of electric power to its consumers throughout Saudi Arabia, serving governmental, industrial, agricultural, commercial and residential customers. The Government of KSA currently owns 74.15% of SEC.

MSCSB was established on 26 August 2005 for the purpose of representing the Malaysian Consortium's interests in the Bidder Co.

In pursuance of the foregoing, IPIL, MGL and DIL will be the special purpose vehicle companies to be used by TNB, MB and Khazanah respectively to hold their respective interests in MSCSB.

TNB, MB and Khazanah are parties to the Shareholders Agreement to bind them respectively as ultimate shareholders of MSCSB.

The Shareholders Agreement also provides that as at the Effective Date, IPIL, MGL and DIL shall acquire and/or subscribe for the Shares as follows:

Shareholder	Percentage of Share Capital	Number of Shares	Contribution to Share Capital
IPIL	20%	1	RM1.00
MGL	40%	2	RM2.00
DIL	40%	2	RM2.00
Total:	100%	5	RM5.00

3. RATIONALE

TNB's investment in the Project will place TNB in a strategic position to participate in the Privatisation Program of the Government of KSA through the development of other power projects, O&M and management opportunities in the KSA. In the longer term and with a strengthened financial position, the Project provides TNB with a foothold to expand its core operations of generation, transmission and distribution in the Middle East and globally.

The Project also provides TNB with the exposure of a competitive bidding environment which required amongst others the pooling and coordination of technical, commercial, financial and legal resources in the bid preparation process.

The involvement of Khazanah, the investment arm of the Government of Malaysia, in the Project is expected to enhance the financial strength of the Malaysian Consortium and reduces TNB's direct financial exposure in the Project.

TNB will be able to benefit from the exposure to the technical and international project management aspects of the Project whilst maintaining a minimal equity involvement.

Upon the commencement of commercial operations, the Project is expected to generate a stable source of revenue as derived from the Power and Water Purchase Agreement to be entered between Project Co and relevant Government of KSA's entity.

4. FINANCIAL IMPACT

4.1 Effects on share capital, shareholding structure and consolidated net tangible assets ("NTA")

The Proposed Investment will not have any effect on the share capital or shareholding structure of TNB as it will not involve the issuance of new ordinary shares by TNB.

The Proposed Investment does not have any significant effect on the consolidated NTA of TNB.

4.2 Effects on earnings

The Proposed Investment is not expected to have any material effect on the TNB Group's earnings for the current financial year ending 31 August 2006. Barring unforeseen circumstances, the Proposed Investment is expected to contribute positively to the Group's earnings in the future.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Pursuant to Paragraph 10.08 of the Listing Requirements of Bursa Malaysia, the Shareholders Agreement entered into by the Company with Khazanah is deemed to be a related party transaction by virtue of Khazanah, being a major shareholder of TNB, making Khazanah an Interested Major Shareholder.

As such, Khazanah is deemed to be interested in the transaction. Accordingly, Khazanah has abstained and will continue to abstain from all board deliberations and voting in respect of the Shareholders Agreement at the relevant board meetings of the Company to consider the Shareholders Agreement.

Save as disclosed above, none of the directors and /or major shareholders of TNB or persons connected with the directors and/or major shareholders of TNB have any interest, direct or indirect in the Project.

6. STATEMENT BY DIRECTORS

After having considered all aspects of the project, the Board is of the opinion that the Transaction is in the best interest of the Company.

Announcement dated 28 September 2005.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 33326 OF 2005

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**27/09/2005**

Subject : TENAGA-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be informed that the abovementioned Company's additional 8,342,800 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 29 September 2005.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **TN-050927-14944**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**26/09/2005**

Type	:	**Announcement**
Subject	:	**SIGNING OF RENEWABLE ENERGY POWER PURCHASE AGREEMENT (REPPA) BETWEEN TNB AND MHES ASIA SDN. BHD.**

Contents :

TENAGA NASIONAL BERHAD today has signed an agreement for the purchase of electricity energy generated by a small Renewable Energy (RE) power project developed by MHES Asia Sdn. Bhd. under the Small Renewable Energy Power Program or widely known as SREP. The SREP Program was launched by the Government in May 2001 to promote the utilisation of renewable energy in power generation in line with the Government's Fifth Fuel Policy and to reduce emission of greenhouse gases. The signing of this REPPA demonstrates the continuous support given by TNB for the success of the Government's SREP Program.

TNB has agreed to purchase the electricity from MHES Asia Sdn. Bhd. for a period of 21 years. The estimated value of this REPPA is about RM13.4 million per year.

The RE power plant developed by MHES Asia Sdn. Bhd. which utilises oil palm waste as biomass fuel will be located in Serting, Negeri Sembilan and will have an export capacity of 10 MW to TNB. With the signing of this REPPA with MHES Asia Sdn. Bhd., TNB has to date signed six REPPAs with a total capacity of 36.2 MW.

© 2006, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.